EXHIBIT 99.1

Exhibit 99.1

Integra LifeSciences Holdings Corporation

311 Enterprise Drive

Plainsboro, New Jersey 08536

, 2015

Dear Integra Stockholder:

I am pleased to report that the previously announced spin-off by Integra LifeSciences Holdings Corporation (“Integra”) of its SeaSpine Holdings Corporation (“SeaSpine”) subsidiary is expected to become effective on July 1, 2015 and that SeaSpine will become a stand-alone company on that date. SeaSpine is a global medical technology company focused on the design, development and commercialization of surgical solutions for the treatment of patients suffering from spinal disorders. Following the spin-off, Integra will continue to manufacture and sell its products in its Specialty Surgical Solutions and Orthopedic and Tissue Technologies segments.

SeaSpine intends to list its common stock on the NASDAQ Global Market under the symbol “SPNE.”

We believe that the spin-off, which will create two distinct companies with separate ownership and management, will enhance value for current Integra stockholders by better positioning each of Integra and SeaSpine to leverage its distinct competitive strengths, manage its operations and capital investments, obtain equity and debt financing and pursue growth strategies.

Holders of record of Integra common stock as of 5:00 p.m., Eastern Time, on June 19, 2015, which will be the record date, will receive one share of SeaSpine common stock for every three shares of Integra common stock held by such holders. No action is required on your part to receive your SeaSpine stock. You will not be required to pay anything for the new shares or to surrender any shares of Integra stock.

Fractional shares of SeaSpine’s common stock will not be distributed. Fractional shares of SeaSpine’s common stock that would otherwise be distributed to Integra stockholders will be aggregated and sold in the public market by the transfer agent. The aggregate net proceeds of these sales will be distributed ratably as cash payments to the stockholders who would otherwise have received fractional interests. These cash payments generally will be taxable to those stockholders. In due course you will be provided with information to enable you to compute your tax basis in both the Integra and the SeaSpine stock. It is a condition to the completion of the spin-off that we receive an opinion from Latham & Watkins LLP substantially to the effect that, among other things, the distribution of the SeaSpine stock will be tax-free to Integra and to you for U.S. federal income tax purposes, except for any cash received in lieu of fractional shares.

The enclosed Information Statement describes the distribution of shares of SeaSpine stock and contains important information about SeaSpine, including financial statements. I suggest that you read it carefully. If you have any questions regarding the distribution, please contact Integra’s transfer agent, American Stock Transfer & Trust Company, LLC, at (800) 937-5449.

I believe the spin-off is a positive event for the owners of our stock, and I look forward to your continued support as a stockholder of Integra. We remain committed to working on your behalf to build long-term stockholder value.

Sincerely,

Stuart M. Essig, Ph.D.

Chairman of the Board

Information included herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

PRELIMINARY INFORMATION STATEMENT

SUBJECT TO COMPLETION, DATED JUNE 9, 2015

SeaSpine Holdings Corporation

Common Stock

(par value $0.01)

Integra LifeSciences Holdings Corporation (“Integra”) is furnishing this information statement (the “Information Statement”) to its stockholders in connection with the planned distribution by Integra to its stockholders of all of the outstanding shares of common stock of its indirect, wholly owned subsidiary, SeaSpine Holdings Corporation (“SeaSpine,” the “Company,” “we,” “us” or “our”).

Integra will distribute all of the outstanding shares of common stock of SeaSpine on a pro rata basis to holders of Integra common stock, which we refer to as the “distribution.” We refer to the separation of SeaSpine from Integra as the “separation,” and the separation and distribution together as the “spin-off.” Holders of Integra common stock as of 5:00 p.m., Eastern Time, on June 19, 2015, which will be the record date for the distribution, will be entitled to receive one share of SeaSpine common stock for every three shares of Integra common stock held by such holders. The distribution will be made in book-entry form. Immediately after the distribution is completed, SeaSpine will be an independent, publicly traded company. It is a condition to the completion of the spin-off that we receive an opinion from Latham & Watkins LLP substantially to the effect that, among other things, the distribution will be tax-free to Integra and its stockholders for U.S. federal income tax purposes (except for any cash received in lieu of fractional shares). Fractional shares of our common stock will not be distributed. Fractional shares of our common stock that would otherwise be distributed to Integra stockholders will be aggregated and sold in the public market by the transfer agent. The aggregate net proceeds of these sales will be distributed ratably as cash payments to the stockholders who would otherwise have received fractional interests. These cash payments generally will be taxable to those stockholders. See “The Spin-Off—Material U.S. Federal Income Tax Consequences.”

No action will be required of you to receive shares of SeaSpine common stock, which means that:

•	Integra is not asking you for a proxy, and you should not send a proxy;

•	you will not be required to pay for the shares of SeaSpine common stock that you receive in the distribution; and you do not need to surrender or exchange any of your Integra common stock in order to receive shares of SeaSpine common stock, or take any other action in connection with the spin-off.

There is currently no trading market for SeaSpine common stock. However, we expect that a limited market, commonly known as a “when-issued” trading market, for our common stock will develop shortly prior to the record date for the distribution, and we expect that “regular-way” trading of our common stock will begin the first trading day after the completion of the distribution. We have applied to list our common stock on the NASDAQ Global Market under the symbol “SPNE.”

WE ARE NOT ASKING YOU FOR A PROXY

AND YOU ARE REQUESTED NOT TO SEND US A PROXY

In reviewing this Information Statement, you should carefully consider the matters described under “Risk Factors” beginning on page 21 for a discussion of certain factors that should be considered by recipients of our common stock.

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, and as such, may elect to comply with certain reduced public company reporting requirements for future filings. See page 7.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Stockholders of Integra with inquiries related to the distribution should contact Integra’s transfer agent, American Stock Transfer & Trust Company, LLC, at (800) 937-5449.

The date of this Information Statement is                     , 2015.

INFORMATION STATEMENT SUMMARY

The following is a summary of some of the information contained in this Information Statement. This summary is included for convenience only and should not be considered complete. This summary is qualified in its entirety by the more detailed information contained elsewhere in this Information Statement, which should be read in its entirety.

All references in this Information Statement to “Integra” refer to Integra LifeSciences Holdings Corporation, a Delaware corporation; all references in this Information Statement to “SeaSpine,” “the Company,” “we,” “us,” or “our” refer to SeaSpine Holdings Corporation, a Delaware corporation. Where appropriate in context, the foregoing terms also include subsidiaries. Where we describe in this Information Statement our business activities, we do so as if the transfer of Integra’s orthobiologics and spinal fusion hardware business to SeaSpine had already occurred. Throughout this Information Statement, we refer to the shares of Integra common stock, $0.01 par value per share, as Integra common stock or as Integra shares, and the shares of SeaSpine common stock, par value $0.01 per share, that will be distributed in the distribution as SeaSpine common stock, as our common stock or as SeaSpine shares.

SeaSpine

We are a global medical technology company focused on the design, development and commercialization of surgical solutions for the treatment of patients suffering from spinal disorders. We have a comprehensive portfolio of orthobiologics and spinal fusion hardware solutions to meet the varying combinations of products that neurosurgeons and orthopedic spine surgeons need to perform fusion procedures on the lumbar, thoracic and cervical spine. Our orthobiologics products consist of a broad range of advanced and traditional bone graft substitutes that are designed to improve bone fusion rates following a wide range of orthopedic surgeries, including spine, hip, and extremities procedures. Our spinal fusion hardware portfolio consists of an extensive line of products to facilitate spinal fusion in minimally invasive surgery (“MIS”), complex spine, deformity and degenerative procedures. We believe our expertise in both orthobiologic sciences and spinal fusion hardware product development allows us to offer our surgeon customers a differentiated portfolio and a “complete solution” to meet their fusion requirements.

In 2014, our total revenue was $138.7 million and our net loss was $24.5 million. During this period, our orthobiologics sales were $67.6 million, representing 48.7% of our total revenue, and our spinal fusion hardware sales were $71.1 million, representing 51.3% of our total revenue. We currently market and sell our products in the United States and in over 30 countries worldwide. International sales represented approximately 10% of our total revenue for the year ended December 31, 2014.

Our Competitive Strengths

We believe that the following are our key competitive strengths:

•

An extensive, scaled and differentiated offering of orthobiologics products. We offer a broad range of orthobiologics products consisting of advanced and traditional bone graft substitutes that enables us to fulfill a greater portion of the orthobiologics needs of our neurosurgeons and orthopedic spine surgeons than our competitors, who focus primarily on offering spinal fusion hardware products. Despite our relatively small size, we are a significant participant in the U.S. market for these products, with an estimated 8.6% share of the U.S. bone graft substitutes market, representing the fourth-largest position, according to iData Research, Inc. (“iData”). We believe that our orthobiologics portfolio offers differentiated products. For example, our most advanced demineralized bone matrix is formulated using our proprietary Accell® technology and is designed to provide both immediate and sustained availability of the natural array of osteoinductive bone proteins. It also provides flexibility in handling as a result of its unique carrier which is more moldable at room temperature and more viscous at body temperature after implantation, resisting irrigation and minimizing graft migration. Demand for this product and our other demineralized bone products has garnered us a 12.3% market share in demineralized bone matrix products in the United States according to iData, giving us the third-largest position in the U.S. market.

•	A comprehensive and broad portfolio of spinal fusion hardware products. We offer an extensive variety of spinal fusion hardware products for spinal fusion in MIS, complex spine, deformity and degenerative procedures to provide the varying combination of products that surgeons require. Our spinal fusion hardware portfolio includes interbody devices, rod and pedicle screw and plating systems for procedures to treat both the thoracolumbar and cervical regions of the spine.

•	A synergistic channel strategy for orthobiologics products. We maintain a dual branding strategy that allows us to market orthobiologics into territories in which we do not maintain independent spine sales agents who currently sell our hardware products. We achieve this result by marketing these products under an alternative brand through independent orthobiologics sales agents many of whom carry competitive spinal fusion hardware products, or products for other orthopedic procedures, such as those used in large joint reconstruction.

•	Our own orthobiologics design, development and manufacturing operations. While many of our spine competitors source their orthobiologics products from original equipment manufacturers to supplement their spinal fusion hardware portfolio, we design, develop and manufacture virtually all of our orthobiologics products at our facility in Irvine, California. By controlling our own manufacturing processes, we believe we should be able to control the cost of our products more tightly.

Our Strategy

Our goal is to continue to scale our business in order to increase our market position in orthobiologics and become a leader in the spinal fusion hardware market.

Key elements of our strategy include:

•	Research and development to bring new products and techniques to market. Following the separation, we intend to increase our annual research and development spending as a percentage of revenue in order to drive higher revenue growth through new product sales. We plan to invest significant resources to expand our product portfolio and develop next-generation products for our existing core product lines.

•	Commercial infrastructure to further penetrate the global orthobiologics and spinal fusion hardware markets. We intend to increase the size and geographic breadth of our sales management team and network of independent sales agents in the United States and independent stocking distributors in international markets. To support these efforts, we aim to develop comprehensive marketing support and physician training programs to communicate the strengths of our product platforms.

•	Clinical affairs programs to generate data on product efficacy. We plan to invest in clinical development programs to generate peer-reviewed clinical data that we believe will validate the efficacy of select orthobiologics and spinal fusion hardware solutions over competing technologies.

•	Opportunities to enhance our product offering through strategic alliances and acquisitions. We intend to continue to pursue alliances that will provide us with technologies to strengthen our market position. Our current business is the result of the acquisition of several companies, and we plan to continue to evaluate product alliances and acquisition opportunities as they arise to help grow our business.

Risks Related to Our Business and the Spin-Off

Ownership of SeaSpine common stock is subject to a number of risks, including risks relating to the separation and distribution. The following list of risk factors is not exhaustive. Please read the information in the section captioned “Risk Factors” for a more thorough description of these and other risks.

Risks Related to Our Business

•	We expect to incur losses for the foreseeable future and cannot assure you that we will be able to generate sufficient sales to achieve or sustain profitability.

•	Pricing pressure from our competitors or hospitals and changes in third-party coverage and reimbursement may affect our ability to sell our products at prices necessary to support our current business strategies.

•	We must continue to successfully demonstrate to neurosurgeons and orthopedic spine surgeons the merits of our technologies and products compared to those of our competitors.

•	The industry and market segments in which we operate are highly competitive, and we may be unable to compete successfully with other companies.

•	If any of our manufacturing, development or research facilities were damaged and/or our manufacturing or business processes interrupted, we could experience lost revenues and our business could be seriously harmed.

•	The demand for our products and the prices at which we can sell our products depends upon adequate third-party coverage and reimbursement.

•	If we are unable to maintain and expand our network of independent sales agents and stocking distributors, we may not be able to generate anticipated sales.

•	We are dependent on a limited number of third-party suppliers for components and raw materials, and the loss of any of these suppliers, or their inability to provide us with an adequate supply of quality materials, could harm our business.

•	We are dependent on information technology and if our information technology fails to operate adequately or fails to properly maintain the integrity of our data, our business could be materially and adversely affected.

•	We may not be able to successfully develop new products.

Risks Related to the Spin-Off

•	Following the separation, we will rely on Integra’s performance under various agreements, and we and Integra will continue to be dependent on each other for certain support services for each respective business.

•	Our ability to operate our business may suffer if we do not, quickly and effectively, establish our own financial, administrative, accounting and other support functions in order to operate as an independent, publicly traded company, and we cannot assure you that the support services Integra has agreed to provide us will be sufficient for our needs.

Relationship with Integra

We were incorporated on February 12, 2015, as a direct, wholly owned subsidiary of Integra LifeSciences Corporation, a direct, wholly owned subsidiary of Integra, a NASDAQ-listed company that is a world leader in medical technology. Integra LifeSciences Corporation currently owns all of the outstanding shares of our capital stock. We have only one class of common stock issued and outstanding, and no preferred stock is outstanding. After giving effect to the spin-off, we will be an independent, publicly traded company, and Integra will not have continuing stock ownership in us. For more information on our relationship with Integra, see “Certain Relationships and Related Party Transactions.”

Before the spin-off, we will enter into a Separation and Distribution Agreement (the “Separation Agreement”), the form of which is filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement forms a part, and several other agreements with Integra and its subsidiaries related to the spin-off. In addition, Integra provides us with certain support functions, including information technology, accounting and other financial functions, regulatory affairs and quality assurance, human resources and other administrative support. Some of these services will continue to be provided on an interim basis after the separation pursuant to the terms of a Transition Services Agreement (the “Transition Services Agreement”), which is filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement forms a part. Also, we and Integra will enter into certain long-term supply agreements, for Integra to provide us with certain raw materials and to provide each other with finished product for further sale in the operation of each other’s business. Specifically, Integra will supply us with microfibrillar collagen material and collagen ceramic matrix, and we will supply Integra with demineralized bone matrix products and collagen ceramic matrix products. For a description of the Separation Agreement, Transition Services Agreement, supply agreements and other agreements we have entered or intend to enter into with Integra in connection with the separation, see “Certain Relationships and Related Party Transactions—Agreements between Integra and SeaSpine Relating to the Separation.” These agreements will govern the relationship between Integra and us after the completion of the spin-off.

The Spin-Off

We were incorporated as a Delaware corporation on February 12, 2015. Our corporate headquarters is in Vista, California. Prior to the spin-off, we and Integra expect to engage in a series of transactions that are designed to transfer ownership of Integra’s orthobiologics and spinal fusion hardware business to us. Once such business is transferred to us, Integra will distribute all of the outstanding shares of common stock of SeaSpine to its stockholders.

Following the spin-off, our cash is expected to be $47 million due to our cash on hand at the time of the Distribution and a cash contribution (referred to herein as the “cash contribution”) from Integra. The amount of the cash contribution will be finally determined as a result of (x) the estimated cash requirements needed by the Company to support its five-year business plan and (y) the amount of cash that will be necessary to settle any final liabilities related to transaction costs incurred to complete the spin-off. In addition, we are in the process of negotiating a credit facility which we expect to enter into shortly following the distribution. Although the negotiations are ongoing, we currently expect our borrowing capacity under the credit facility to be based on the amount of accounts receivable and inventory on our balance sheet from time to time.

Before the distribution, we will enter into the Separation Agreement and other agreements with Integra to effect the distribution and provide a framework for our relationship with Integra after the distribution. These agreements will govern the relationship between Integra and us up to and subsequent to the completion of the distribution. Following the distribution, we will be an independent, publicly traded company.

Reasons for the Spin-Off

On October 29, 2014, Integra’s board of directors approved the announcement of a plan to separate SeaSpine from Integra as a new, publicly traded medical technology company focused on the design, development and commercialization of surgical solutions for the treatment of patients suffering from spinal disorders. Integra’s board of directors based this determination, in part, on its belief that the tax-free distribution of SeaSpine shares to Integra stockholders is the most efficient manner to separate our business from Integra’s other medical technology businesses. Integra’s board of directors also believes that separating us from Integra will provide financial, operational and managerial benefits to both Integra and us, including, but not limited to, the following:

•	Strategic Focus. We and Integra are distinct, complex enterprises with different opportunities, challenges, strategies and means of doing business. We believe the spin-off will allow each independent company to design and implement corporate strategies that are based on the industries that it serves and its specific business characteristics.

•	Focused Management. We believe that the separation will allow executive management of each company to better allocate and focus resources on the development and implementation of corporate strategies and initiatives that are targeted to the specific business characteristics of the respective companies without the need to consider the effect that those decisions could have on the other company.

•	Improved Management Incentive Tools. We believe that offering equity compensation tied directly to our performance will assist in attracting and retaining qualified employees, officers and directors. For Integra, separating the businesses will provide its management with the flexibility to adopt compensation policies tied to its own performance objectives.

•	Direct Access to Capital and Tailored Capital Structure. We believe that as a stand-alone company we can better attract investors with the opportunity to invest solely in the orthobiologics and spinal fusion hardware business, which will enhance our ability to directly access the debt and equity capital markets to fund our growth strategy and to establish a capital structure tailored to our business needs.

•	Ability to Use Equity as Consideration for Acquisitions. The spin-off will provide each of Integra and us with enhanced flexibility to use our respective stock as consideration in pursuing certain financial and strategic objectives, including mergers and acquisitions involving other companies or businesses engaged in our respective industries. We believe that we will be able to more easily facilitate future strategic transactions with businesses in our industry through the use of our stand-alone stock as consideration.

In addition, the Integra board of directors believes that public market participants may not fully understand or properly value each of Integra’s business units as the company is currently constructed, and it is more difficult to compare Integra to companies that primarily operate in only one of these business lines. As a result, the Integra board of directors believes that (i) by separating us from Integra and creating an independent company focused on orthobiologics and spinal fusion hardware products, it will be easier for investors and analysts to understand each business’s strengths and the future prospects of each company’s respective businesses; and (ii) over time, this could result in better stock price analysis and a higher aggregate value for our and Integra’s common stock on a combined basis, which could exceed the pre-spin-off value of Integra’s common stock. Additionally, Integra’s board of directors believes that a higher aggregate equity value will help facilitate some of the other business purposes of the spin-off, particularly by limiting the dilutive effect of equity issuances in connection with capital raising transactions, employee compensation arrangements, and business acquisitions.

Integra’s board of directors also considered a number of potentially negative factors in evaluating the separation, including, in the case of both companies, increased operating costs, disruptions to the businesses as a result of planning for the separation and the separation itself, the risk of being unable to achieve expected benefits from the separation, the risk of being unable to successfully complete operational transfers, including distribution activities and enterprise resource planning (“ERP”) systems and the cost to complete those activities, the risk that the separation might not be completed, the initial costs of the separation and the risk that the common stock of one or both companies may come under initial selling pressure if investors are not interested in holding an investment in one or both businesses following the separation. Notwithstanding these potentially negative factors, however, the board of directors of Integra determined that the separation was the best alternative to enhance stockholder value taking into account the factors discussed above. For more information, see the sections entitled “Risk Factors” and “The Spin-Off” included elsewhere in this information statement.

Corporate Information

We were incorporated in the State of Delaware on February 12, 2015 and are an indirect, wholly owned subsidiary of Integra. After giving effect to the spin-off, we will be an independent, publicly traded company. Our principal executive office is located at 2302 La Mirada Drive, Vista, California 92081, and our telephone number is (760) 727-8399. Our website is www.seaspine.com. Information contained on, or connected to, our website or Integra’s website does not and will not constitute part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we continue to be an “emerging growth company,” we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and herein, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and to obtain stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. In other words, an “emerging growth company” can elect to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies and we have elected to do so.

We could remain an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier. We will remain an “emerging growth company” until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue exceed $1.0 billion (subject to adjustment for inflation); (ii) the last day of the fiscal year in which we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period.

SUMMARY OF THE SPIN-OFF

Distributing company	Integra LifeSciences Holdings Corporation, a Delaware corporation. After the distribution, Integra will not own, directly or beneficially, any shares of SeaSpine and will continue to own and operate its other businesses.

Distributed company	SeaSpine Holdings Corporation, a Delaware corporation and currently a direct, wholly owned subsidiary of Integra LifeSciences Corporation, a direct, wholly owned subsidiary of Integra.

Primary purpose of the spin-off	The Integra board of directors believes that separating SeaSpine from Integra will (i) allow SeaSpine and Integra to design and implement corporate strategies and initiatives based on each company’s specific business characteristics; (ii) facilitate focused management of each of SeaSpine and Integra; (iii) enhance both SeaSpine’s and Integra’s ability to attract, retain, and properly incentivize key employees with equity-based compensation tied directly to the performance of the applicable company; (iv) provide SeaSpine direct and more efficient access to debt and equity capital markets, allowing for possible future stock issuances as a result of creating SeaSpine’s independent, publicly traded stock; and (v) allow Integra and SeaSpine to use equity that relates to the Integra business and SeaSpine business, respectively, to undertake desired acquisitions.

Record date	The record date for the distribution is 5:00 p.m., Eastern Time, on June 19, 2015.

Distribution ratio	Each holder of Integra common stock as of the record date will receive a distribution of one share of our common stock for every three shares of Integra common stock held on the record date. We expect that approximately 11 million shares of our common stock will be distributed in the spin-off, based on the number of shares of Integra common stock we expect to be outstanding on the record date.

Securities to the distributed	All of the shares of SeaSpine common stock are currently owned by Integra LifeSciences Corporation, a direct, wholly owned subsidiary of Integra. The shares of our common stock to be distributed in the spin-off will constitute all of the outstanding shares of our common stock immediately after the distribution. Integra stockholders will not be required to pay for the shares of our common stock to be received by them in the distribution, or to surrender or exchange shares of Integra common stock in order to receive our common stock, or to take any other action in connection with the distribution.

Fractional shares	Fractional shares of our common stock will not be distributed. Fractional shares of our common stock that would otherwise be distributed to Integra stockholders will be aggregated and sold in the public market by the transfer agent. The aggregate net proceeds of these sales will be distributed ratably as cash payments to the stockholders, who would otherwise have received fractional interests. These cash payments will be taxable to those stockholders.

Treatment of stock-based awards	In connection with the distribution, we currently expect that, subject to approval by the Integra board of directors, Integra’s outstanding equity-based compensation awards will generally be treated as follows:

•	Stock Options. Each Integra stock option that was granted prior to 2015 will be split into two options -- an Integra stock option and a SeaSpine stock option. Following the distribution, the combined intrinsic value of the resulting Integra and SeaSpine stock options should approximately equal the intrinsic value as of immediately prior to the distribution of the underlying Integra stock option. Each Integra stock option that was granted in 2015 will be adjusted solely into an Integra stock option with an intrinsic value approximately equal to the intrinsic value of the underlying Integra stock option.

•	Contract Stock. Each Integra contract stock award held by an individual who will continue to be employed or engaged by Integra or its affiliates following the distribution will be adjusted to cover a number of Integra shares such that the pre-distribution value of the Integra contract stock award is approximately preserved, except each contract stock award held by Peter Arduini will be split into two contract stock awards -- an Integra contract stock award and a SeaSpine contract stock award, based on the distribution ratio. Each Integra contract stock award held by an individual who will be employed or engaged by SeaSpine or its affiliates following the distribution will be converted into a SeaSpine contract stock award covering a number of SeaSpine shares such that the pre-distribution value of the underlying Integra contract stock award is approximately preserved.

•	Restricted Stock. Each Integra restricted stock award held by an individual who will continue to be employed or engaged by Integra or its affiliates following the distribution will be adjusted to cover a number of Integra shares such that the pre-distribution value of the Integra restricted stock award is approximately preserved. Each Integra restricted award held by an individual who will be employed or engaged by SeaSpine or its affiliates following the distribution will be converted into a SeaSpine restricted stock award covering a number of SeaSpine shares such that the pre-distribution value of the underlying Integra restricted stock award is approximately preserved.

•

Performance Stock. Each Integra performance stock award held by an individual who will be employed or engaged by Integra or its affiliates following the distribution will be adjusted to cover a number of Integra shares such that the pre-distribution value of the Integra performance stock award is approximately preserved. Each Integra performance stock award held by an individual who will be employed or engaged by SeaSpine or its affiliates following the distribution will be converted into a time-vesting SeaSpine equity award covering a number of SeaSpine shares such that the pre-distribution value of the underlying Integra performance stock award is approximately preserved.

Distribution date	The distribution date is July 1, 2015.

The spin-off	On the distribution date, Integra will release all of the shares of SeaSpine common stock to the transfer agent to distribute to Integra stockholders as of the record date. The distribution of shares will be made in book-entry form. It is expected that it will take the transfer agent up to ten days to electronically issue shares of SeaSpine common stock to you or your bank or brokerage firm on your behalf by way of direct registration in book-entry form. However, your ability to trade the shares of our common stock received in the distribution will not be affected during this time. You will not be required to make any payment, surrender or exchange your shares of Integra common stock or take any other action to receive your shares of SeaSpine common stock.

Trading market and symbol	There is not currently a public market for our common stock. We have applied to list our common stock on the NASDAQ Global Market under the ticker symbol “SPNE.” We anticipate that, shortly prior to the record date for the distribution, trading of our common stock will begin on a “when-issued” basis and will continue up to and including the distribution date. On the first trading day following the distribution date, when-issued trading in respect of our common stock will end and regular-way trading will begin. See “The Spin-Off—Manner of Effecting the Spin-Off.”

Dividend Policy	Holders of shares of SeaSpine common stock are entitled to receive dividends when, or if, declared by SeaSpine’s board of directors out of funds legally available for that purpose. We currently do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy.”

Tax consequences to Integra stockholders	Integra expects to receive an opinion from the law firm of Latham & Watkins LLP substantially to the effect that (i) the contribution (as defined below), together with the internal spin-off (as defined below) (collectively, the “internal distribution”), will constitute a reorganization under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) the cash contribution, together with the distribution, will constitute a reorganization under Sections 355 and 368(a)(1)(D) of the Code. Based on this tax treatment, Integra will not recognize any material gain or loss with respect to the internal distribution, the cash contribution and the distribution and, except with respect to cash received in lieu of a fractional share of SeaSpine common stock, you will not recognize any gain or loss, and no amount will be included in your income, upon the receipt of shares of SeaSpine common stock in the distribution. You will recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of a fractional share of SeaSpine common stock.

For more information regarding the tax opinion and the potential U.S. federal income tax consequences to you of the distribution, see “The Spin-Off—Material U.S. Federal Income Tax Consequences.”

Relationship with Integra after the spin-off	Following the distribution, we will be a public company and Integra will have no continuing stock ownership interest in us. We will enter into the Separation Agreement and other agreements with Integra related to the spin-off. These agreements will govern the relationship between Integra and us after the completion of the distribution. The Separation Agreement will set forth our agreement with Integra regarding the principal transactions necessary to separate us from Integra, as well as other agreements that govern certain aspects of our relationship with Integra after the completion of the spin-off. We will enter into the Transition Services Agreement with Integra pursuant to which Integra will provide to us certain functions on an interim basis following the distribution. Further, we will enter into a Tax Matters Agreement (the “Tax Matters Agreement”) with Integra that will govern the respective rights, responsibilities and obligations of Integra and us after the spin-off with respect to taxes, tax attributes, the preparation and filing of tax returns, the control of tax audits and other tax proceedings and assistance and cooperation in respect of tax matters. The Tax Matters Agreement will contain certain restrictions on our ability to take actions that could cause the distribution to fail to qualify as tax-free. We will also enter into an Employee Matters Agreement (the “Employee Matters Agreement”) that will set forth our agreements with Integra concerning certain employee compensation and benefit matters. In addition, we will enter into the Microfibrillar Collagen Supply Agreement, Collagen Ceramic Supply Agreement and the Demineralized Bone Matrix and Collagen Ceramic Products Supply Agreement (collectively, the “Supply Agreements”), that will set forth our agreements with Integra concerning the supply, in each case, on an arm’s length basis, of the materials described in such agreements. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements between Integra and SeaSpine Relating to the Separation” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off.”

Transfer Agent and Registrar	American Stock Transfer & Trust Company, LLC will be the transfer agent and registrar for the shares of our common stock.

Risk factors	You should carefully consider the matters discussed under the section entitled “Risk Factors” in this Information Statement.

SUMMARY HISTORICAL COMBINED FINANCIAL DATA

The following table sets forth summary historical financial information for the orthobiologics and spinal fusion hardware business of Integra which will be transferred to SeaSpine prior to the distribution, for the periods indicated below. The combined statements of operations data for the years ended December 31, 2014, 2013 and 2012 and the combined balance sheet data as of December 31, 2014 and 2013 are derived from the audited combined financial statements of the orthobiologics and spinal fusion hardware business of Integra, which are included elsewhere in this information statement. The unaudited combined balance sheet data as of December 31, 2012 has been carved out from the underlying financial records of Integra. The combined statement of operations data for the three months ended March 31, 2015 and 2014 and the combined balance sheet data as of March 31, 2015 have been derived from the unaudited combined financial statements of the orthobiologics and spinal fusion hardware business of Integra, which are included elsewhere in this information statement. The unaudited combined financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments necessary to state fairly our results of operations for the three months ended March 31, 2015 and 2014 and our financial position as of March 31, 2015.

Our historical combined financial statements include certain expenses of Integra that were allocated to us for certain functions, including shared services and infrastructure provided by Integra to us, such as costs of information technology, including the costs of a multi-year global ERP implementation, accounting and legal services, real estate and facilities, corporate advertising, insurance services and related treasury, and other corporate and infrastructure services. These costs may not be representative of the future costs we will incur as an independent, publicly traded company. In addition, our historical combined financial statements do not reflect changes that we expect to experience in the future as a result of the spin-off, including changes in our cost structure, personnel needs, tax structure, financing and business operations. Consequently, the historical combined financial information included here may not necessarily reflect our financial position and results of operations or what our financial position and results of operations would have been had we been an independent, publicly traded company during the periods presented or be indicative of SeaSpine’s future performance as an independent company. The summary historical combined financial information should be read in conjunction with the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited combined financial statements and corresponding notes included elsewhere in this information statement.

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012
	(In thousands)
Combined Statements of Operations Data:
Total revenue, net	$32,314	$34,175	$138,695	$146,586	$147,510
Cost of goods sold	12,601	12,595	56,714	55,532	54,856

Gross profit	19,713	21,580	81,981	91,054	92,654
Operating expenses:
Selling, general and administrative	25,051	22,008	88,213	93,009	94,747
Research and development	1,582	2,192	8,527	9,893	12,269
Intangible amortization	1,397	1,399	5,590	5,598	5,716

Total operating expenses	28,030	25,599	102,330	108,500	112,732
Operating loss	(8,317)	(4,019)	(20,349)	(17,446)	(20,078)
Other expense, net	(721)	(8)	(269)	(4,556)	(8,194)

Loss before income taxes	(9,038)	(4,027)	$(20,618)	$(22,002)	$(28,272)
Provision for income taxes	860	1,533	3,927	3,744	2,152

Net loss	$(9,898)	$(5,560)	$(24,545)	$(25,746)	$(30,424)

	As of March 31, 2015	As of December 31,
		2014	2013	2012
	(In thousands)
Combined Balance Sheet Data:
Working capital	$22,628	$28,664	$37,857	$36,871
Total assets	$137,080	$139,642	$153,493	$157,387
Total liabilities	$51,157	$48,358	$41,998	$163,011
Invested equity	$85,923	$91,284	$111,495	$(5,624)

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

Set forth below are commonly asked questions and answers about the spin-off and the transactions contemplated thereby. You should read the section entitled “The Spin-Off” elsewhere in this Information Statement for a more detailed description of the matters described below.

Q:	Why am I receiving this document?

A:	Integra is delivering this document to you because you were a holder of Integra common stock on the record date for the distribution of shares of our common stock. Accordingly, you are entitled to receive one share of our common stock for every three shares of Integra common stock that you held on the record date. The following table illustrates the number of shares of SeaSpine common stock you would receive based on the number of shares of Integra common stock held and the dividend ratio of 1:3.

Number of shares of Integra common stock held on the record date	Number of shares of SeaSpine common stock to be received
9	3
30	10
150	50
300	100

No action is required for you to participate in the distribution.

Q:	What is SeaSpine?

A:	SeaSpine is a Delaware corporation, incorporated on February 12, 2015, and is currently an indirect, wholly owned subsidiary of Integra whose shares will be distributed to Integra stockholders if the spin-off is completed. SeaSpine currently does not have any material assets or liabilities, does not engage in any business or other activities and, other than in connection with and in anticipation of the spin-off, will not acquire or incur any material assets or liabilities, nor will it separately engage in any business or other activities, in each case, prior to the spin-off. Upon completion of the spin-off, SeaSpine will be a public company and will own and operate the orthobiologics and spinal fusion hardware business that was formerly part of Integra.

Q:	What is the spin-off?

A:	The spin-off is the transaction of separating SeaSpine from Integra, creating two separate, publicly traded companies, which will be accomplished by distributing SeaSpine common stock pro rata to holders of Integra common stock. The spin-off will be accomplished through a series of transactions in which the assets, liabilities and operations of the orthobiologics and spinal fusion hardware business on a global basis will be transferred to SeaSpine Orthopedics Corporation. Following such transactions, the stock of SeaSpine Orthopedics Corporation will be contributed to SeaSpine (such contribution referred to herein as the “contribution”), and the common stock of SeaSpine will then be distributed in an internal spin-off to Integra (referred to herein as the “internal spin-off”) and then will be distributed by Integra to its stockholders as of the record date. If all conditions to the effectiveness of the spin-off are met (or waived by the Integra board of directors in its sole discretion), then, on the distribution date, all of the outstanding shares of SeaSpine common stock will be distributed to the holders of Integra common stock as of the record date. A holder of Integra common stock as of the record date for the distribution will be entitled to receive one share of SeaSpine common stock for every three shares of Integra common stock held by such holder. Following the spin-off, Integra will no longer hold any outstanding capital stock of SeaSpine, and SeaSpine will be an independent, publicly traded company with separate management and a separate board of directors. We have applied to list our common stock on the NASDAQ Global Market under the symbol “SPNE.”

Q:	How does my ownership in Integra change as a result of the distribution?

A:	The number of shares of Integra common stock that you own will not change as a direct result of the distribution.

The treatment of outstanding Integra equity compensation awards may differ from the treatment of ordinary shares of Integra common stock. For further information regarding the treatment of outstanding Integra equity compensation awards, see “The Spin-Off—Treatment of Integra Equity Awards.”

Q:	Why is the separation of SeaSpine structured as a distribution?

A:	Integra believes that a distribution of shares of SeaSpine to the Integra stockholders is a tax-efficient way to separate the orthobiologics and spinal fusion hardware business from its other businesses in a manner that is intended to enhance long-term value for Integra stockholders.

Q:	What are the material U.S. federal income tax consequences to me of the separation?

A:	Integra expects to receive an opinion from the law firm of Latham & Watkins LLP substantially to the effect that (i) the internal distribution will constitute a reorganization under Sections 355 and Section 368(a)(1)(D) of the Code and (ii) the cash contribution, together with the distribution, will constitute a reorganization under Sections 355 and 368(a)(1)(D) of the Code. Based on this tax treatment, Integra will not recognize any material gain or loss in connection with the internal distribution, the cash contribution and the distribution and, except with respect to cash received in lieu of a fractional share of SeaSpine common stock, you will not recognize any gain or loss, and no amount will be included in your income, upon the receipt of shares of SeaSpine common stock in the distribution. You will recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of a fractional share of SeaSpine common stock.

The opinion will rely on certain facts and assumptions, and certain representations made by SeaSpine and Integra regarding the past and future conduct of our respective businesses and other matters.

For more information regarding the tax opinion and the potential U.S. federal income tax consequences to you of the distribution, see “The Spin-Off—Material U. S. Federal Income Tax Consequences” included elsewhere in this Information Statement.

Each Integra stockholder is encouraged to consult its own tax advisor as to the specific tax consequences of the distribution to such stockholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Q:	How will I determine my tax basis in the SeaSpine shares that I receive in the distribution?

A:	Assuming that the distribution is tax-free to Integra’s stockholders, the tax basis in Integra’s common stock that you hold immediately prior to the distribution will be allocated between such Integra common stock and SeaSpine common stock received in the distribution in proportion to the relative fair market values of each immediately following the distribution. See the section entitled “The Spin-Off—Material U. S. Federal Income Tax Consequences” included elsewhere in this Information Statement for a more detailed description of the effects of the distribution on your tax basis in Integra common stock and SeaSpine common stock.

We encourage you to consult your tax advisor about how this allocation will work in your situation (including a situation where you have purchased Integra shares at different times or for different amounts) and regarding any particular consequences of the distribution to you, including the application of state, local and non-U.S. tax laws.

Q:	What will I receive in the spin-off?

A:	A holder of Integra common stock as of the record date established for the distribution will be entitled to receive one share of SeaSpine common stock for every three shares of Integra common stock held by such holder. The person in whose name the shares of Integra common stock are registered at the close of business on the record date is the person to whom shares of the SeaSpine common stock will be issued in the distribution. For a more detailed description, see “The Spin-Off.” For further information regarding the treatment of outstanding Integra equity compensation awards, see “The Spin-Off—Treatment of Integra Equity Awards.”

Q:	What is being distributed in the spin-off?

A:	Approximately 11 million shares of our common stock will be distributed in the spin-off, based on the number of Integra common shares we expect to be outstanding as of the record date. The shares of our common stock to be distributed by Integra constitute all of the issued and outstanding shares of our common stock immediately prior to the distribution. For more information on the shares being distributed in the spin-off, see “Description of SeaSpine Capital Stock—Common Stock.”

Q:	Will I receive physical certificates representing shares of SeaSpine common stock following the distribution?

A:	No. In the distribution, stockholders will not receive any physical certificates representing shares of SeaSpine common stock. Instead, Integra, with the assistance of American Stock Transfer & Trust Company, LLC, our transfer agent, will electronically distribute shares of SeaSpine common stock either to you by way of direct registration in book-entry form or on your behalf in street name through your bank or brokerage firm. We expect that it will take the transfer agent, acting on behalf of Integra, up to ten days after the distribution date to fully distribute the shares of SeaSpine common stock to Integra stockholders. American Stock Transfer & Trust Company, LLC will mail you a book-entry account statement that reflects your shares of SeaSpine common stock, or your bank or brokerage firm will credit your account for the shares.

Q:	How will fractional shares be treated in the distribution?

A:	We will not distribute fractional shares of our common stock. Fractional shares of our common stock that would otherwise be distributed to Integra stockholders will be aggregated and sold in the public market by the transfer agent. The aggregate net proceeds of these sales will be distributed ratably as cash payments to the stockholders who would otherwise have received fractional interests. These cash payments generally will be taxable to those stockholders. See “The Spin-Off—Manner of Effecting the Spin-Off” for an explanation of how the cash payments will be determined and “The Spin-Off—Material U.S. Federal Income Tax Consequences” for a discussion of the tax consequences of receiving cash in lieu of fractional shares.

Q:	What if I want to sell my Integra common stock or my SeaSpine common stock?

A:	Neither Integra nor SeaSpine makes any recommendations on the purchase, retention or sale of shares of Integra common stock or the shares of SeaSpine common stock to be distributed. You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.

If you decide to sell any shares of Integra common stock after the record date, but before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Integra common stock, the SeaSpine common stock you will be entitled to receive in the distribution, or both. If you sell your Integra common stock prior to the record date or sell your entitlement to receive shares of SeaSpine common stock in the distribution on or prior to the distribution date, you will not receive any shares of SeaSpine common stock in the distribution.

Q:	On what date did the Integra board of directors approve the spin-off and declare the spin-off dividend?

A:	The Integra board of directors approved the spin-off and declared the spin-off dividend on June 9, 2015.

Q:	What is the record date for the distribution?

A:	Record ownership will be determined as of 5:00 p.m., Eastern Time, on June 19, 2015, which we refer to as the record date.

Q:	When will the spin-off be completed?

A:	The date for the distribution, which is the date on which we will distribute shares of SeaSpine common stock, is expected to be July 1, 2015. The separation will be completed pursuant to the terms of the Separation Agreement between Integra and SeaSpine. We expect that it will take the transfer agent, acting on behalf of Integra, up to ten days after the distribution date to fully distribute the shares of SeaSpine common stock to Integra stockholders, which will be accomplished by directly issuing shares in book-entry form or by crediting your account at your bank or brokerage firm. However, your ability to trade our common stock received in the distribution will not be affected during this time. It is also possible that factors outside of our control, or a decision by Integra to terminate the Separation Agreement pursuant to its terms, could require us to complete the separation at a later time or not at all. See “The Spin-Off.”

Q:	What do I have to do to participate in the distribution?

A:	Nothing. No action will be required of Integra stockholders to receive shares of SeaSpine common stock, which means that (i) Integra is not asking you for a proxy, and you should not send a proxy; (ii) you will not be required to pay for the shares of SeaSpine common stock that you receive in the distribution; and (iii) you do not need to surrender or exchange any shares of Integra common stock in order to receive shares of SeaSpine common stock, or take any other action in connection with the spin-off.

Q:	Can Integra decide not to complete the spin-off?

A:	Yes. Integra’s board of directors reserves the right, in its sole discretion, to amend, modify or abandon the spin-off and related transactions at any time prior to the distribution date. In addition, the spin-off is subject to the satisfaction or waiver of certain conditions. See “The Spin-Off—Conditions to the Spin-Off.” If Integra’s board of directors amends, modifies or abandons the spin-off, Integra intends to promptly issue a press release and file a Current Report on Form 8-K to report such event.

Q:	Is the completion of the spin-off subject to any conditions?

A:	The spin-off is subject to a number of conditions set forth in the Separation Agreement, including, among others: (i) approval of the spin-off and declaration of the spin-off dividend by Integra’s board of directors; (ii) the SEC declaring effective the Registration Statement on Form 10 of which this Information Statement forms a part; (iii) the receipt of an opinion from Latham & Watkins LLP by Integra, in form and substance satisfactory to Integra, substantially to the effect that (a) the internal distribution will constitute a reorganization under Sections 355 and 368(a)(1)(D) of the Code and (b) the cash contribution, together with the distribution, will constitute a reorganization under Sections 355 and 368(a)(1)(D) of the Code; and (iv) the approval of SeaSpine common stock for listing, subject to official notice of issuance. For a more detailed description, see “The Spin-Off—Conditions to the Spin-Off.”

Q:	Will SeaSpine have a relationship with Integra following the spin-off?

A:	In connection with the spin-off, we will enter into the Separation Agreement and other agreements with Integra that will govern the relationship between Integra and us after the completion of the spin-off. The Separation Agreement will set forth our agreement with Integra regarding the principal transactions necessary to separate us from Integra and will provide that on the distribution date, Integra will distribute to its stockholders one share of our common stock for every three shares of Integra common stock held by Integra stockholders as of the record date. It will also provide, among other things: (i) that each party shall use commercially reasonable efforts to remove the other party and its subsidiaries and affiliates as guarantor of any of the first party’s obligations; (ii) for the settlement or extinguishment of certain liabilities and other obligations between any of the Integra Entities and any of the SeaSpine Entities and (iii) provisions pursuant to which each of SeaSpine and Integra will release and indemnify and hold harmless the other against any claims that arise out of or relate to (x) the management of the releasing party’s respective business and affairs prior to the distribution date or (y) the releasing party’s breach of the Separation Agreement.

We will also enter into the Transition Services Agreement with Integra pursuant to which Integra will provide to us certain support functions, including information technology, accounting and other financial functions, regulatory affairs and quality assurance, human resources and other administrative support following the spin-off.

Prior to consummation of the spin-off, we will also enter into the Tax Matters Agreement, Employee Matters Agreement and Supply Agreements with Integra.

For a more detailed discussion of each of the agreements we will enter into with Integra in connection with the spin-off, see “Certain Relationships and Related Party Transactions—Agreements between Integra and SeaSpine Relating to the Separation.”

Q:	How will Integra equity compensation awards be affected as a result of the spin-off?

A:	In connection with the distribution, we currently expect that, subject to approval by the Integra board of directors, Integra’s outstanding equity-based compensation awards will generally be treated as follows:

•	Stock Options. Each Integra stock option that was granted prior to 2015 will be split into two options which will include an Integra stock option and a SeaSpine stock option. Following the distribution, the combined intrinsic value of the resulting Integra and SeaSpine stock options should approximately equal the value as of immediately prior to the distribution of the underlying Integra stock option. Each Integra stock option that was granted in 2015 will be adjusted solely into an Integra stock option with an intrinsic value approximately equal to the intrinsic value of the underlying Integra stock option.

•	Contract Stock. Each Integra contract stock award held by an individual who will continue to be employed or engaged by Integra or its affiliates following the distribution will be adjusted to cover a number of Integra shares such that the pre-distribution value of the Integra contract stock award is approximately preserved, except each contract stock award held by Peter Arduini will be split into two contract stock awards, which will include an Integra contract stock award and a SeaSpine contract stock award, based on the distribution ratio. Each Integra contract stock award held by an individual who will be employed or engaged by SeaSpine or its affiliates following the distribution will be converted into a SeaSpine contract stock award covering a number of SeaSpine shares such that the pre-distribution value of the underlying Integra contract stock award is approximately preserved.

•

Restricted Stock. Each Integra restricted stock award held by an individual who will continue to be employed or engaged by Integra or its affiliates following the distribution will be adjusted to cover a number of Integra shares such that the pre-distribution value of the Integra restricted stock award is approximately preserved. Each Integra restricted award held by an individual who will be employed or engaged by SeaSpine or its affiliates following the distribution will be converted into a SeaSpine restricted stock award covering a number of SeaSpine shares such that the pre-distribution value of the underlying Integra restricted stock award is approximately preserved.

•	Performance Stock. Each Integra performance stock award held by an individual who will be employed or engaged by Integra or its affiliates following the distribution will be adjusted to cover a number of Integra shares such that the pre-distribution value of the Integra performance stock award is approximately preserved. Each Integra performance stock award held by an individual who will be employed or engaged by SeaSpine or its affiliates following the distribution will be converted into a time-vesting SeaSpine equity award covering a number of SeaSpine shares such that the pre-distribution value of the underlying Integra performance stock award is approximately preserved.

•	General Terms. Except as provided above, post-distribution equity awards resulting from adjustment of underlying Integra equity awards will generally be subject to the same vesting, expiration and other terms and conditions as applied to the underlying Integra awards immediately prior to the distribution.

For additional information, see “The Spin-Off—Treatment of Integra Equity Awards.”

Q:	Will the SeaSpine common stock be listed on a stock exchange?

A:	Yes. Although there is currently not a public market for our common stock, we have applied to list our common stock on the NASDAQ Global Market under the symbol “SPNE.” We anticipate that trading of our common stock will commence on a “when-issued” basis shortly prior to the record date for the distribution. “When-issued trading” refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and “regular-way” trading will begin. “Regular-way trading” refers to normal trading transactions, which are settled by delivery of the securities against payment on the third business day after the transaction.

Q:	Will the distribution affect the trading price of my Integra common stock?

A:	Yes, the trading price of Integra common stock is expected to change as a result of the distribution because it will no longer reflect the value of the orthobiologics and spinal fusion hardware business. Moreover, the trading price of Integra common stock may fluctuate significantly depending upon a number of factors, some of which may be beyond Integra’s control. Integra’s board of directors believes that the separation of SeaSpine from Integra offers its stockholders the greatest long-term value. That said, we cannot provide you with any guarantees as to the price at which the Integra common stock will trade following the distribution. We also cannot assure you that following the spin-off the aggregate value of our common stock and Integra common stock will ever exceed the pre-spin-off value of Integra common stock.

Q:	What will happen to the listing of Integra common stock?

A:	It is expected that, after the distribution of our common stock, Integra common stock will continue to be traded on the NASDAQ Global Select Market under the symbol “IART.” The number of shares of Integra common stock you own will not change as a result of the distribution alone.

Q:	What are the anti-takeover effects of the spin-off?

A:

Some provisions of the amended and restated certificate of incorporation of SeaSpine, the amended and restated bylaws of SeaSpine and the General Corporation Law of the State of Delaware as amended, (the “DGCL”) may have the effect of making it more difficult for another company to acquire control of

SeaSpine in a transaction not approved by SeaSpine’s board of directors. For example, SeaSpine’s amended and restated certificate of incorporation and amended and restated bylaws provide for a classified board, require advance notice for stockholder proposals and nominations, place limitations on convening stockholder meetings, authorize SeaSpine’s board of directors to issue one or more series of preferred stock and require a 66 2/3% vote of stockholders, voting together as a single class, to amend our amended and restated bylaws and certain provisions of our amended and restated certificate of incorporation. See “Risk Factors—Certain provisions in our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment and, therefore, may depress the trading price of our common stock” for more information.

Q:	Do I have dissenters’ rights or appraisal rights in connection with the separation?

A:	No. Holders of Integra common stock are not entitled to dissenters’ rights or appraisal rights in connection with the distribution.

Q:	Who is the transfer agent for SeaSpine shares?

A:	American Stock Transfer & Trust Company, LLC.

Q:	Are there any risks in connection with the spin-off that I should consider?

A:	Yes. There are certain risks associated with the separation. These risk factors are discussed in the section titled “Risk Factors.”

Q:	Where can I get more information?

A:	If you have any questions relating to the mechanics of the distribution, you should contact the transfer agent at:

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, New York 11219

Tel: (800) 937-5449

Before the spin-off, if you have any questions relating to the distribution, you should contact Integra at:

311 Enterprise Drive

Plainsboro, New Jersey 08536

Attention: Investor Relations Department

Tel: (609) 275-0500

After the spin-off, if you have any questions relating to SeaSpine, you should contact us at:

2302 La Mirada Drive

Vista, California 92081

Attention: Investor Relations

Tel: (760) 727-8399

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this Information Statement, in evaluating the Company and our common stock. If any of the risks described below actually occurs, our business, financial results, financial condition and stock price could be materially and adversely affected.

Risks Relating to Our Business

We expect to incur losses for the foreseeable future and cannot assure you that we will be able to generate sufficient sales to achieve or sustain profitability.

We expect to incur losses for the foreseeable future resulting from our strategy of dedicating significant resources to our marketing and product development efforts, in addition to increased general and administrative expenses due to our operation as an independent, publicly traded company. We intend to increase our operating expenses substantially as we add independent sales agents and stocking distributors to increase our geographic sales coverage and penetration, invest in research and development programs to accelerate new product launches, expand our marketing and training programs, conduct clinical studies, and increase our general and administrative functions as a result of operating as a public company. We cannot assure you that we will ever generate sufficient revenues from our operations to achieve profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. Our failure to achieve or maintain profitability could negatively affect the value of our securities and our ability to raise capital and continue operations.

Pricing pressure from our competitors or hospitals and changes in third-party coverage and reimbursement may affect our ability to sell our products at prices necessary to support our current business strategies.

Competition in the spinal surgery industry has increased as a result of new technologies. In addition, more established companies, large hospital systems and group purchasing organizations have intensified competitive pricing pressure. As a result of these competitive forces, we believe there will be increased pricing pressure in the future. Because hospitals that typically bill various third-party payors generally purchase our products, changes in the purchasing behavior of such hospitals or the amount such payors are willing to reimburse our customers for procedures using our products, including those as a result of healthcare reform initiatives, could create additional pricing pressure on us. In addition to these competitive forces, we continue to see pricing pressure as hospitals introduce new pricing structures into their contracts and agreements, including fixed price formulas, capitated pricing and construct pricing intended to contain healthcare costs. If such trends continue to drive down the prices we are able to charge for our products, our profit margins will shrink, adversely affecting our ability to invest in and grow our business.

In addition, as new regulations, such as the Patient Protection and Affordable Care Act (the “Affordable Care Act”), alter the healthcare industry in the United States, purchasing decisions are gradually shifting to hospitals, integrated delivery networks and other hospital groups, with surgeons increasingly acting only as “employees.” We believe this shift in decision-making will necessitate greater demonstration of the clinical efficacy and cost-effectiveness of our products in order to make sales.

We must continue to successfully demonstrate to neurosurgeons and orthopedic spine surgeons the merits of our technologies and products compared to those of our competitors.

Neurosurgeons and orthopedic spine surgeons play a significant role in determining the course of treatment and, ultimately, the type of product that will be used to treat a patient. As a result, our success depends, in large part, on marketing to them. In order for us to sell our products, we, along with our independent sales agents and stocking distributors, must continue to demonstrate to surgeons the merits of our technologies and products compared to those of our competitors for use in treating patients. Acceptance of our products depends on educating surgeons as to the distinctive characteristics, perceived benefits, safety, ease of use and cost-effectiveness of our products as compared to our competitors’ products, and on training surgeons in the proper application of our products. If we are not successful in convincing surgeons of the merits of our products or educating them on the use of our products, they could elect not to use our products, and we may be unable to increase our sales, sustain our growth or achieve profitability.

Furthermore, we believe many surgeons may be hesitant to adopt certain products unless they determine, based on experience, recommendation, clinical data and published peer-reviewed journal articles, that our products provide benefits or are an attractive alternative to existing treatments of spine and neurologic disorders. Surgeons may be hesitant to change their medical treatment practices for the following reasons, among others:

•	lack of experience with our technologies;

•	existing relationships with competitors, distributors and sales representatives who sell competitive products;

•	lack or perceived lack of clinical evidence supporting additional patient benefits;

•	lack of inclusion on hospital, integrated delivery network or group purchasing organization preferred vendor lists;

•	less attractive availability of coverage and reimbursement within healthcare payment systems compared to other products and techniques;

•	costs associated with the purchase of new products and equipment;

•	the time commitment that may be required for training; and

•	perceived liability risks that could be associated with the use of new products and procedures.

We believe recommendations and support of our products by influential surgeons are essential for market acceptance and adoption. If we do not receive support from such surgeons or if long-term clinical data does not demonstrate the benefits of using our products, surgeons may elect not to use our products. In such circumstances, we may not achieve expected sales or profitability, which could have a material and adverse effect on our business, results of operations and financial condition.

The industry and market segments in which we operate are highly competitive, and we may be unable to compete successfully with other companies.

In general, there is intense competition among spinal surgery companies. We compete with established medical technology companies in our product areas. Competition also comes from early-stage companies that have alternative technological solutions for our primary clinical applications. Many of our competitors have access to greater financial, technical, research and development, marketing, manufacturing, sales, distribution, administrative, consulting and other resources than we do. Our competitors may be more effective at developing commercial products, or they may have more established distribution networks, entrenched relationships with surgeons and greater experience in launching, marketing, distributing and selling products. Our competitors may also be able to gain market share by offering lower-cost products or by offering products that enjoy greater reimbursement from third-party payors, such as Medicare, Medicaid, private and public health insurers and foreign governmental health systems.

Our competitive position will depend on our ability to achieve market acceptance for our current products, develop new products which achieve market acceptance, implement production and marketing plans, secure regulatory approval for products under development, obtain and maintain reimbursement coverage under Medicare, Medicaid and private healthcare insurance, obtain patent protection, attract and retain a network of independent sales agents and stocking distributors focused on our spine and orthopedic surgeon customers, and produce products consistently in sufficient quantities to meet demand. We may need to develop new applications for our products to remain competitive. Our research and development efforts may require a substantial investment of time and resources before we are adequately able to determine the commercial viability of a new product, technology, material or other innovation. Such efforts may not result in the development of a viable product. Technological advances by one or more of our current or future competitors or their achievement of superior reimbursement from Medicare, Medicaid and private healthcare insurance could render our present or future products obsolete or uneconomical. In addition, certain of the medical indications that our devices can treat can also be treated by other medical devices or by medical practices that do not include a device. The medical community widely accepts many alternative treatments, and certain of these other treatments have a long history of use. Our future success will depend upon our ability to compete against established treatments and current technology, as well as to respond to technological advances.

Competitive pressures could adversely affect our profitability. Additionally, purchasing decisions of our customers may be based on clinical evidence or comparative effectiveness studies. Because of our large number of products, we might not be able to fund the studies necessary or provide the required information to compete effectively or, if we are able to fund such studies, they may not be successful or accepted. Other companies may have more resources available to fund such studies. In addition, the frequent introduction by competitors of orthobiologics and spinal fusion hardware products that are or claim to be superior to our products or that are alternatives to our existing or planned products may also create market confusion that may make it difficult to differentiate the benefits of our products over competing products.

If there are negative events in the industry, whether real or perceived, there could be a negative effect on the revenues and profitability of the industry as a whole. For example, we believe that some in the medical community have lingering concerns over the risk of disease transmission through the use of natural bone graft substitutes. The industry is subject to rapid and continuous change arising from, among other things, consolidation, technological improvements, pressure on governments, third-party payors and providers to reduce healthcare costs and healthcare reform legislation and initiatives domestically and internationally. One or more of these factors may vary unpredictably, and such variations could have a material and adverse effect on our competitive position. We may not be able to adjust our contemplated plan of development to meet changing market demands.

Our primary competitors include Alphatec, Bacterin, Baxter, Biomet, DePuy Synthes Spine (a Johnson & Johnson company), Globus Medical, Medtronic, NuVasive, K2M, LDR, Orthofix, RTI Surgical, Stryker and Zimmer and several smaller, biologically focused companies. In addition, we have identified increasing efforts by the largest device companies who have multiple franchises, affording them the ability to contract broadly with customers across franchises with volume discounts and multi-year terms that could prevent our access to these customers or render us unable to compete on price. If we are unable to compete successfully with other companies in the industry and market segments in which we operate, it could have a material and adverse effect on our business, results of operations and financial condition.

If any of our manufacturing, development or research facilities were damaged and/or our manufacturing or business processes interrupted, we could experience lost revenues and our business could be seriously harmed.

Damage to our manufacturing, development or research facilities or disruption to our business operations for any reason, including because of fire, extreme weather conditions, natural disaster, power loss, communications failure, unauthorized entry or other events, such as a flu or other health epidemic, could cause us to cease development and manufacturing of some or all of our products. In particular, we manufacture our orthobiologics products in one facility located in Irvine, California and any damage to that facility could adversely affect our ability to manufacture such orthobiologics products. In addition, due to the ongoing severe drought in California, it is possible that mandatory water usage limitations will be implemented or that new, far-reaching limitations on the use of ground water on a landowner’s own property could be imposed by the State of California or by one or more local governments. To the extent that any such water usage limitations are imposed, our ability to manufacture our products could be adversely affected. We are currently developing an information technology disaster recovery plan. That said, any future natural disaster, such as a fire or an earthquake, or other catastrophic event, or other interruptions in our production based on operational malfunctions, could cause substantial delays in our operations, damage or destroy our equipment or inventory and cause us to incur additional expenses. A disaster or business interruption could seriously harm our business, financial condition and results of operations. Our facilities would be difficult to replace and would require substantial lead time to repair or replace. The property damage and business interruption insurance coverage on these facilities that we maintain might not cover all losses under such circumstances, and we may not be able to renew or obtain such insurance in the future on acceptable terms with adequate coverage or at reasonable costs, which could have a material and adverse effect on our business, results of operations and financial condition.

The demand for our products and the prices at which we can sell our products depends upon adequate third-party coverage and reimbursement.

Maintaining and growing sales of our products depends on the availability of adequate coverage and reimbursement from third-party payors, including government programs such as Medicare and Medicaid, private insurance plans and managed-care programs. Hospitals and other healthcare providers that purchase our products generally rely on third-party payors to cover all or part of the costs associated with the procedures performed with these products, including the cost to purchase the product. Both the patients’ and our customers’ access to adequate coverage and reimbursement for the procedures performed with our products by government and private insurance plans is central to the acceptance of our current and future products. We may be unable to sell our products on a profitable basis, or at all, if third-party payors deny coverage or reduce their current levels of payment. If our cost of production increases faster than increases in reimbursement levels for the products, our profitability may be negatively affected.

Future action by the Centers for Medicare and Medicaid Services (the “CMS”) (which administers the Medicare program), other government agencies or private payors may diminish payments to physicians, outpatient surgery centers and/or hospitals, which could harm our ability to sell our products. Private payors may adopt coverage decisions and payment amounts determined by the CMS as guidelines in setting their coverage and reimbursement policies. Private payors that do not follow the Medicare guidelines may adopt different coverage and reimbursement policies for procedures performed with our products. In addition, for some governmental programs, such as Medicaid, coverage and reimbursement differs from state to state. Medicaid payments to physicians and facilities are often lower than payments by other third-party payors and some state Medicaid programs may not pay an adequate amount for the procedures performed with our products, if any payment is made at all. Furthermore, the healthcare industry in the United States has experienced a trend toward cost containment as government and private insurers seek to control rising healthcare costs by imposing lower payment rates and negotiating reduced contract rates with service providers.

Third-party payors, including public and private payors, may develop coverage policies negatively affecting our products. For example, a major national third-party insurer in the United States recently changed its medical policy from coverage in all or most cases to coverage only for limited indications for biomechanical devices (e.g., spine cages) for cervical fusion procedures stating that they have not been proven more effective than bone graft for cervical fusions, which may limit demand for our products. In addition, some payors have changed their coverage policies to be more restrictive as to the criteria under which they will cover and reimburse for vertebral fusions in the lumbar spine to treat multilevel degenerative disc disease, initial primary laminectomy/discectomy for nerve root decompression or spinal stenosis. Although these coverage policy changes have not had a material effect on our business, other insurers may adopt similar coverage decisions in the future. Patients covered by these insurers may be unwilling or unable to afford lumbar fusion surgeries to treat these conditions, which could materially harm or limit our ability to sell our products designed for lumbar fusion procedures. Our business would be negatively affected if the trend by governmental agencies or third-party payors continues to reduce coverage of and/or reimbursement for procedures using our products.

We cannot be certain that under current and future payment systems, such as those utilized by Medicare and in many private managed-care systems, the cost of our products will be adequately incorporated into the overall cost of the procedure. Therefore, we cannot be certain that the procedures performed with our products will be reimbursed at a cost-effective level, or at all.

To the extent we sell our products internationally, market acceptance may depend, in part, upon the availability of coverage and reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government-sponsored healthcare and private insurance. Our products may not obtain international coverage and reimbursement approvals in a timely manner, if at all. In addition, even if we are able to obtain international coverage and reimbursement approvals, we could incur considerable expense to do so. Our failure to receive such approvals would negatively affect market acceptance of our products in the international markets in which those approvals are sought and the expenses made in connection with obtaining such approvals could outweigh the benefits of obtaining them, which could have a material and adverse effect on our business, results of operations and financial condition.

If we are unable to maintain and expand our network of independent sales agents and stocking distributors, we may not be able to generate anticipated sales.

Our operating results are directly dependent upon the sales and marketing efforts of our key sales management team and our independent sales agents and stocking distributors. In the United States, we consign and loan our spinal fusion hardware sets to our independent sales agents who in turn deliver them to the hospital for a single surgical procedure or leave them with hospitals that are high volume users for use in multiple procedures. In international markets, we predominantly sell complete instrument and implant sets to our independent spine stocking distributors, who consign or loan these sets to surgeons. We expect our sales management team and independent sales agents and stocking distributors to develop long-lasting relationships with the surgeons they serve. If our independent sales agents and stocking distributors fail to adequately promote, market and sell our products, our sales could significantly decrease.

We face significant challenges and risks in managing our geographically dispersed distribution network and retaining the independent sales agents and stocking distributors who make up that network. If any of our key sales management team members were to leave us, or, since many do not exclusively sell our products, if any of our independent sales agents or stocking distributors were to cease to do business with us, our sales could be adversely affected. Some of our independent sales agents account for a significant portion of our sales volume, and if any such independent sales agent were to cease to distribute our products, our sales could be adversely affected. In such a situation, we may need to seek alternative independent sales agents, which may not prevent our sales from being adversely affected. Generally, we do not enter into exclusive relationships with our independent sales agents and stocking distributors. If an independent sales agent or stocking distributor were to depart and be retained by one of our competitors, or enter into an exclusive arrangement with a competitor, we may be unable to prevent them from helping competitors solicit business from our existing customers, which could further materially and adversely affect our sales. Because of the intense competition for their services, we may be unable to recruit or retain additional qualified independent sales agents or stocking distributors to work with us. We may not be able to enter into agreements with them on favorable or commercially reasonable terms, if at all. Failure to hire or retain qualified independent sales agents would prevent us from maintaining or expanding our business and generating sales.

As we launch new products and increase our marketing efforts with respect to existing products, we will need to expand the reach of our marketing and sales networks. Our future success will depend largely on our ability to continue to hire, train, retain and motivate skilled independent sales agents and stocking distributors with significant technical knowledge in various areas, such as spinal care practices, spine injuries and disease and spinal health. New sales agents and stocking distributors require training and take time to achieve full productivity. If we fail to train new sales agents and stocking distributors adequately, or if we experience high turnover in our sales force in the future, we cannot be certain that new sales agents and stocking distributors will become as productive as may be necessary to maintain or increase our sales.

If we are unable to expand our sales and marketing capabilities domestically and internationally, we may not be able to commercialize our products, which would adversely affect our business, results of operations and financial condition.

We are dependent on a limited number of third-party suppliers for components and raw materials, and the loss of any of these suppliers, or their inability to provide us with an adequate supply of quality materials, could harm our business.

Outside suppliers, some of whom are sole-source suppliers, provide spine hardware products, and raw materials and components used in the manufacture of our orthobiologics and hardware products. If we are unable to obtain sufficient quantities of high-quality spine hardware products or raw materials to meet demand on a timely basis, we may not be able to produce sufficient quantities of our products to meet market demand and, as a result, we could lose customers, our reputation could be harmed and our business could suffer. For example, in 2013, we experienced supply shortages in collagen ceramic matrix bone void fillers, which adversely affected sales of our orthobiologics products. Although we believe that alternative sources for many of these products and raw materials are available, replacing our current suppliers may be impractical in many instances and, accordingly, any interruption in supply of a limited or sole-source product or raw material could harm our ability to deliver our products to market until a new or alternative source of supply is identified and qualified. In addition, an uncorrected defect or supplier’s variation in a component or raw material that is incompatible with our manufacturing, unknown to us, could harm our ability to manufacture products. We may not be able to find a sufficient alternative supplier in a reasonable time period or on commercially reasonable terms, if at all. In particular, we could have difficulty obtaining similar products from other suppliers that are acceptable to the U.S. Food and Drug Administration (the “FDA”) or other foreign regulatory authorities, and the failure of our suppliers to comply with strictly enforced regulatory requirements could expose us to regulatory action, including warning letters, product recalls and withdrawals, suspension or withdrawal of our regulatory clearances or CE Certificates of Conformity, termination of distribution, product seizures or civil, administrative or criminal penalties. We believe that these factors are most likely to affect (i) our products containing NanoMetalene® coating technology; (ii) our products containing polyetheretherketone polymer (“PEEK”); and (iii) our products containing or derived from human bone tissue and bovine collagen.

In addition, some of our orthobiologics products rely on a small number of tissue banks accredited by the American Association of Tissue Banks (“AATB”), for the supply of human tissue, a crucial component of our bone graft substitutes. We cannot be certain that these tissue banks will be able to fulfill our requirements or that we will be able to successfully negotiate with other accredited tissue facilities on satisfactory terms.

While it is our policy to maintain sufficient inventory of components so that our production will not be significantly disrupted even if a particular component or material is not available for a period of time, we remain at risk that we will not be able to qualify new components or materials quickly enough to prevent a disruption if one or more of our suppliers ceases production of important components or materials, which could have a material and adverse effect on our business, results of operations and financial condition.

We are dependent on information technology and if our information technology fails to operate adequately or fails to properly maintain the integrity of our data, our business could be materially and adversely affected.

We are increasingly dependent on sophisticated information technology for our infrastructure and to support business decisions. As a result of technology initiatives, recently enacted regulations and changes in our system platforms due, in part, to the separation, we have been consolidating and integrating the number of our systems. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance existing systems and develop new systems to keep pace with continuing changes in information processing technology, evolving systems and regulatory standards, the increasing need to protect patient and customer information and changing customer patterns. In addition, we are currently developing an information technology disaster recovery plan. Any significant breakdown, intrusion, interruption, corruption or destruction of these systems, as well as any data breaches, however, could have a material and adverse effect on our business, financial condition and results of operations.

In addition, third parties may attempt to breach our systems and may obtain a wide variety of the Company’s sensitive data. To the extent such parties are successful, such breaches could have a material and adverse effect on our business, results of operations and financial condition.

The safety and efficacy of our products is not yet supported by long-term clinical data, which could limit our sales, and our products might therefore prove to be less safe and effective than initially thought.

We have obtained 510(k) clearances to manufacture, market and sell the products we market in the United States, unless exempt from premarket review by the FDA, and the right to affix the CE mark to the products we market in the European Economic Area (“EEA”). In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a legally marketed device, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, which sometimes requires the submission of clinical data. In the EEA, as a general rule, compliance with the Essential Requirements laid down in Annex I to the Council Directive 93/42/EEC of June 14, 1993 concerning medical devices (the “Medical Devices Directive”), must be based on clinical data, though such clinical data can originate from the literature if equivalence to the device to which the literature relates can be demonstrated. For implantable devices and devices classified as Class III in the EEA, the provisions of Annex I to the Medical Devices Directive require manufacturers to conduct clinical investigations to generate the required clinical data, unless it is justifiable to rely on the existing clinical data related to similar devices. Clinical data generated by us were not needed to support our current 510(k) clearances, CE marks, and product registrations in other countries. As such, we have not yet generated our own clinical data in support of our currently marketed products. As a result, we currently lack the breadth of published long-term clinical data supporting the quality, safety and efficacy of our products that would have been required if our U.S. products were subject to the more rigorous premarket approval (“PMA”) process, and that some of our competitors, who have been in business longer, may have collected.

To address this issue, we are currently collecting and plan to continue collecting long-term clinical data regarding the quality, safety and effectiveness of our marketed products. The clinical data collected and generated as part of these studies will further strengthen our clinical evaluation concerning safety and performance of these products. We believe that these additional data will help with the marketing of our products by providing our customers with additional confidence in their long-term safety and efficacy. That said, as we conduct clinical studies designed to generate long-term data on our products, the data we generate may not be consistent with our existing data and may demonstrate less favorable safety or efficacy. These results could reduce demand for our products and significantly reduce our ability to achieve expected revenue. We do not expect to undertake such studies for all of our products and will only do so in the future where we anticipate the benefits will outweigh the costs and risks. For these reasons, spine surgeons could be less likely to purchase our products than competing products for which longer-term clinical data are available. Also, we may not choose or be able to generate the comparative data that some of our competitors have or are generating and we may be subject to greater regulatory and product liability risks. If we are unable to or unwilling to collect sufficient long-term clinical data supporting the quality, safety and effectiveness of our marketed products, our business, results of operations and financial condition could be adversely affected.

We may not be able to successfully develop new products.

Our future success depends, in part, on our ability to develop additional products. Even if we determine that a product candidate has medical benefits, the cost of commercializing that product candidate could be too high to justify development. Competitors could develop products that are more effective, achieve or maintain more favorable reimbursement status from third-party payors both domestically and internationally, including Medicare, Medicaid, private and public health insurers and foreign governmental health systems, cost less or are ready for commercial introduction before our products. If we are unable to develop additional commercially viable products, our future prospects could be adversely affected.

We are required to maintain high levels of inventory, which could consume a significant amount of our resources, reduce our cash flows and lead to inventory impairment charges.

As a result of the need to maintain substantial levels of inventory to meet the needs of our customers, we are subject to the risk of inventory excess, obsolescence or shelf life expiration. Many of our spine hardware products come in sets, which feature a significant number of components in a variety of sizes so that the appropriate spinal implant may be selected by the surgeon based on the patient’s needs. In order to market our products effectively, we often must maintain and provide hospitals and independent sales agents with consigned sets that typically consist of spinal implants and instruments, including products to ensure redundancy and products of different sizes. In a typical surgery, not all of the implants in the set are used, and therefore certain sizes of implants placed in the set or purchased for replenishment inventory may become obsolete before they can be used. In addition, the use of our orthobiologics products is limited by the sterilization expiration date, which ranges from one to five years. Therefore, the shelf life for these products may expire before they can be used. If a substantial portion of this inventory is deemed excess, becomes obsolete or expires, it could have a material and adverse effect on our earnings because of the resulting costs associated with the inventory impairment charges.

Changes in third-party payment systems and in the healthcare industry may require us to decrease the selling price for our products, may reduce the size of the market for our products, or may eliminate a market, any of which could have a negative effect on our financial performance.

Our sales may be affected by the adequacy of coverage and reimbursement for our products by governmental health care programs, including Medicare and Medicaid in the United States, as well as by private payors. Third-party payors continually review their coverage and reimbursement policies for procedures involving the use of our products and can, without notice, eliminate or reduce coverage or reimbursement for our products, as described below.

Trends toward managed care, healthcare cost containment and other changes in government and private sector initiatives in the United States and other countries in which we do business are placing increased emphasis on the delivery of more cost-effective medical therapies that could adversely affect the sale and/or the prices of our products. For example:

•	third-party payors of hospital services and hospital outpatient services, including Medicare, Medicaid, private and public health insurers and foreign governmental health systems, annually revise their payment methodologies, which could result in stricter standards for reimbursement of hospital charges for certain medical procedures or the elimination of reimbursement;

•	foreign governmental health systems have revised, and continue to consider whether to revise, their payment methodologies, which have resulted and could continue to result in stricter standards for reimbursement of hospital charges for certain medical procedures leading to less government reimbursement, thereby creating downward pricing pressure on our products or rendering some uneconomical;

•	Medicare, Medicaid, private and public health insurer and foreign governmental cutbacks could create downward price pressure on our products;

•	in the United States, local Medicare coverage as well as commercial carrier coverage determinations could reduce or eliminate reimbursement or coverage for certain of our products in many regions, negatively affecting our market for these products, and future determinations could reduce or eliminate reimbursement or coverage for these products in other regions and could reduce or eliminate reimbursement or coverage for other products;

•

there has been a consolidation among healthcare facilities and purchasers of medical devices, particularly in the United States, and as the healthcare industry consolidates, competition to provide products and services to industry participants will continue to become more intense, which will result in greater pricing pressures and the exclusion of certain suppliers from important market segments as group purchasing organizations, integrated delivery networks and large single accounts continue to use their market power to consolidate purchasing decisions;

•	there has been a growing movement of physicians becoming employees of hospitals and other healthcare entities, which aligns surgeons’ product choices with their employers’ purchasing decisions, and adds to pricing pressures;

•	similarly, some hospitals provide financial incentives to doctors for reducing hospital costs (known as gainsharing), rewarding physician efficiency (known as physician profiling) and encouraging partnerships with healthcare service and goods providers to reduce prices;

•	in the United States, we are party to contracts with group purchasing organizations, which negotiate pricing for many member hospitals, that require us to discount our prices for certain of our products and limit our ability to raise prices for certain of our products;

•	there is economic pressure to contain healthcare costs in domestic and international markets and, regardless of the consolidation discussed above, providers are exploring ways to cut costs by eliminating purchases or driving reductions in the prices that they pay for medical devices;

•	there are proposed and existing laws, regulations and industry policies in domestic and international markets regulating the sales and marketing practices and the pricing and profitability of companies in the healthcare industry;

•	the incidence of physician-owned distributorships (“PODs”) catering to the spinal surgery market may reduce our ability to compete for business from surgeons who own such distributorships; and

•	there have been initiatives by third-party payors and foreign governmental health systems to challenge the prices charged for medical products that could affect our ability to sell products on a competitive basis.

Any and all of the above factors could materially and adversely affect our levels of revenue and our profitability.

Our business could suffer if we lose the services of key members of our senior management.

We are dependent upon the continued services of key members of our senior management. The loss of these individuals could disrupt our operations or our strategic plans. In addition, our future success will depend on, among other things, our ability to continue to hire or contract with, and retain, the necessary qualified scientific, technical and managerial personnel, for whom we compete with numerous other companies, academic institutions and organizations. The loss of members of our management team or our inability to attract or retain other qualified personnel could have a material and adverse effect on our business, results of operations and financial condition.

We are exposed to a variety of risks relating to our international sales and operations, including fluctuations in exchange rates, local economic conditions and delays in collection of accounts receivable.

We generate revenues outside the United States in multiple foreign currencies including euros, British pounds, Swiss francs and New Zealand dollars, and in U.S. dollar-denominated transactions conducted with customers who generate revenue in currencies other than the U.S. dollar. We also incur operating expenses in euros. For those foreign customers who purchase our products in U.S. dollars, currency exchange rate fluctuations between the U.S. dollar and the currencies in which those customers do business may have a negative effect on the demand for our products in foreign countries where the U.S. dollar has increased in value compared to the local currency.

We experience currency exchange risk with respect to those foreign currency-denominated revenues and expenses. We also may encounter difficulties in converting our earnings from international operations to U.S.

dollars for use in the United States. These obstacles may include problems moving funds out of the countries in which the funds were earned and difficulties in collecting accounts receivable in foreign countries where the usual accounts receivable payment cycle is longer.

We cannot predict the consolidated effects of exchange rate fluctuations upon our future operating results because of the variability of currency exposure in our revenues and operating expenses and the potential volatility of currency exchange rates. Although we address currency risk management through regular operating and financing activities, those actions may not prove to be fully effective.

Our international operations also subject us to laws regarding sanctioned countries, entities and persons, customs, import-export, laws regarding transactions in foreign countries, the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and local anti-bribery and other laws regarding interactions with healthcare professionals, and product registration requirements. Among other things, these laws restrict, and in some cases prohibit, U.S. companies from directly or indirectly selling goods, technology or services to people or entities in certain countries. In addition, these laws require that we exercise care in structuring our sales and marketing practices and effecting product registrations in foreign countries. Compliance with these regulations is costly and exposes us to penalties for non-compliance. Any failure to comply with applicable legal and regulatory obligations could affect us in a variety of ways that include, but are not limited to, suspension or withdrawal of our CE Certificates of Conformity, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, product recalls and withdrawals, and restrictions on certain business activities. Additionally, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities.

Local economic conditions, legal, regulatory or political considerations, disruptions from strikes, the effectiveness of our independent stocking distributors, local competition, in-country reimbursement methodologies and changes in local medical practice could also affect our sales to foreign markets.

The proliferation of physician-owned distributorships could result in increased pricing pressure on our products or harm our ability to sell our products to physicians who own or are affiliated with those distributorships.

Physician-owned distributorships are medical device distributors that are owned, directly or indirectly, by physicians. These physicians derive a proportion of their revenue from selling or arranging for the sale of medical devices for use in procedures they perform on their own patients at hospitals that agree to purchase from or through the POD, or that otherwise furnish ordering physicians with income that is based directly or indirectly on those orders of medical devices.

We do not sell or distribute any of our products through PODs. The number of PODs in the spine industry may continue to grow as economic pressures increase throughout the industry and as hospitals, insurers and physicians search for ways to reduce costs and, in the case of the physicians, search for ways to increase their incomes. These companies and the physicians who own, or partially own, them have significant market knowledge and access to the surgeons who use our products and the hospitals that purchase our products and growth in this area may reduce our ability to compete effectively for business from surgeons who own such distributorships, which could have a material and adverse effect on our business, results of operations and financial condition.

We may have significant product liability exposure and our insurance may not cover all potential claims.

We are exposed to product liability and other claims if our technologies or products are alleged to have caused harm. Product liability claims are expensive to defend and could divert our management’s attention and result in substantial damages awarded against us. We may not be able to obtain insurance for the potential liability on acceptable terms with adequate coverage or at reasonable cost. Any potential product liability claims could exceed the amount of our insurance coverage or may be excluded from coverage under the terms of the policy. Our insurance may not be renewed at a cost and level of coverage comparable to that then in a material and adverse effect. If we do not have adequate insurance coverage, products liability claims could have a material and adverse effect on our ability to successfully market our products and on our financial condition and results of operations. In addition, even if a product liability claim is not successful or is not fully pursued, the adverse publicity surrounding any assertion that our products caused illness or injury could have a material and adverse effect on our reputation with existing and potential customers and on our business, financial condition and results of operations.

Our strategy could involve growth through acquisitions, which would require us to incur substantial costs and potential liabilities for which we may never realize the anticipated benefits.

Our strategy could involve growth through acquisitions, a strategy which ultimately could be unsuccessful. Any new acquisition could result in material transaction expenses, increased interest and amortization expense, increased depreciation expense, increased operating expense and possible in-process research and development charges for acquisitions that do not meet the definition of a “business,” any of which could have a material and adverse effect on our operating results.

In addition, certain businesses that we may acquire may not have adequate financial, disclosure, regulatory, quality or other compliance controls at the time we acquire them. If we grow by acquisition, we must manage and integrate the new businesses to bring them into our systems for financial, disclosure, compliance, regulatory and quality, to realize economies of scale and to control costs. In addition, acquisitions involve other risks, including diversion of management resources otherwise available for development of our business, risks associated with entering markets in which our marketing teams and sales force has limited experience or where experienced distribution alliances are not available and potential adverse effects on existing business relationships with employees, suppliers, customers and sales agents of the acquired company.

Furthermore, as a result of acquisitions of other healthcare businesses, we may be subject to the risk of unanticipated business uncertainties, regulatory and other compliance matters or legal liabilities relating to those acquired businesses for which the sellers of the acquired businesses may not indemnify us, for which we may not be able to obtain insurance (or adequate insurance) or for which the indemnification may not be sufficient to cover the ultimate liabilities. Our future profitability could depend in part upon our ability to develop further our resources to adapt to these new products or business areas and to identify and enter into or maintain satisfactory distribution networks. We may not be able to identify suitable acquisition candidates in the future, obtain acceptable financing or consummate any future acquisitions. If we cannot integrate acquired businesses, products or technologies, our business, financial conditions and results of operations could be materially adversely affected.

New regulations related to “conflict minerals” may force us to incur additional expenses, may make our supply chain more complex and may result in damage to our reputation with customers.

On August 22, 2012, the SEC adopted new disclosure regulations for public companies that manufacture products that contain certain minerals (i.e., tin, tantalum, tungsten or gold) known as conflict minerals, if these conflict minerals are necessary to the functionality or production of our products. These regulations require such companies to report annually whether or not such conflict minerals originate from the Democratic Republic of Congo (“DRC”) and adjoining countries and in some cases to perform extensive due diligence on their supply chains for such conflict minerals. The implementation of these new requirements could adversely affect the sourcing, availability and pricing of tin, tantalum, tungsten and gold used in the manufacture of medical devices, including our products. In addition, we may incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant conflict minerals used in our products. Since our supply chain is complex, the due diligence procedures that we implement may not enable us to determine the origins for these conflict minerals or determine that these conflict minerals are DRC conflict-free, which may harm our reputation. We may also face difficulties in satisfying any customers who may require that our products be certified as DRC conflict-free, which could harm our relationships with these customers and result in a loss of revenue. These new requirements also could have the effect of limiting the pool of suppliers from which we source tin, tantalum, tungsten and gold, and we may be unable to obtain conflict-free minerals at competitive prices, which could increase our costs and adversely affect our manufacturing operations and our profitability.

We are subject to requirements relating to hazardous materials which may impose significant compliance or other costs on us.

Our research, development and manufacturing processes involve the controlled use of certain hazardous materials. In addition, we lease facilities at which hazardous materials could have been used in the past. For these reasons, we are subject to federal, state, foreign and local laws and regulations governing the use, manufacture, storage, handling, treatment, remediation and disposal of hazardous materials and certain waste products (“Environmental Laws”). For example, our allograft bone tissue processing may generate waste materials, which in the United States are classified as medical waste under Environmental Laws. Although we believe that our procedures for handling and disposing of hazardous materials comply with the Environmental Laws, the Environmental Laws may be amended in ways that increase our cost of compliance, perhaps materially.

Furthermore, there is a risk that accidental contamination or injury has occurred in connection with one of our facilities or in connection with one of the companies we have purchased. If such accidental contamination or injury occurred, we could be held liable for any damages that result and any related liability could exceed the limits or fall outside the coverage of our insurance and could exceed our resources. We may not be able to maintain insurance on acceptable terms or at all, which could have a material and adverse effect on our business, results of operations and financial condition.

Risks Relating to Our Financial Results and Need for Financing

Our sales volumes and our operating results may fluctuate.

Our sales volumes and our operating results, including components of operating results such as gross margin and cost of goods sold, may fluctuate from time to time, including over the course of the year, and such fluctuations could affect our stock price. Our operating results have fluctuated in the past and can be expected to fluctuate from time to time in the future. Some of the factors that may cause these fluctuations include:

•	economic conditions worldwide, which could affect the ability of hospitals and other customers to purchase our products and could result in a reduction in elective and non-reimbursed operative procedures;

•	increased competition;

•	market acceptance of our existing products, as well as products in development, and the demand for, and pricing of, our products and the products of our competitors;

•	costs, benefits and timing of new product introductions;

•	the timing of or failure to obtain regulatory clearances or approvals for products;

•	potential backorders, lost sales and other expenses incurred resulting from stoppages in our or third parties’ production relating to product recalls or field corrective actions;

•	the availability and cost of components and materials, including raw materials such as human tissue;

•	our ability to purchase or manufacture and ship our products efficiently or in sufficient quantities to meet sales demands;

•	the timing of our research and development expenditures;

•	expenditures for major initiatives;

•	reimbursement, changes in reimbursement or denials in coverage for our products by third-party payors such as Medicare, Medicaid, private and public health insurers and foreign governmental health systems;

•	the ability of our new independent sales agents and stocking distributors to obtain sales targets in a reasonable time frame;

•	peer-reviewed publications discussing the clinical effectiveness of our products;

•	inspections of our manufacturing facilities for compliance with Quality System Regulations (Good Manufacturing Practices), which could result in Form 483 observations, warning letters, injunctions or other adverse findings from the FDA or from equivalent regulatory bodies, and corrective actions, procedural changes and other actions, including product recalls, that we determine are necessary or appropriate to address the results of those inspections, any of which may affect production and our ability to supply our customers with our products;

•	the costs to comply with new regulations from the FDA or other global regulatory bodies, such as the requirements to establish a unique device identification (“UDI”) system to adequately identify medical devices through their distribution and use;

•	the increased regulatory scrutiny of certain of our products, including products we manufacture for others, which could result in their being removed from the market;

•	fluctuations in foreign currency exchange rates; and

•	the impact of acquisitions, including the impact of goodwill and intangible asset impairment charges if future operating results of the acquired businesses are significantly less than the results anticipated at the time of the acquisitions.

In addition, we may experience meaningful variability in our sales and gross profit among quarters, as well as within each quarter, as a result of a number of factors, including but not limited to (and in addition to those listed above):

•	the number of products sold in the quarter;

•	the unpredictability of sales of full sets of spinal implants and instruments to our international stocking distributors; and

•	the number of selling days in the quarter.

Our future capital needs are uncertain and we may need to raise additional funds in the future, and such funds may not be available on acceptable terms or at all.

We believe that our cash following the separation and the borrowing capacity that we expect to have under the credit facility that we are currently negotiating and expect to enter into shortly following the distribution will be sufficient to meet our projected operating requirements over the next twenty-four months. That said, continued expansion of our business will be expensive, and we may seek additional funds from public and private stock offerings, borrowings under additional credit facilities or other sources which we may not be able to maintain or obtain on acceptable or commercially reasonable terms, if at all. Our capital requirements will depend on many factors, including, but not limited to:

•	market acceptance of our products;

•	the revenue generated by sales of our products;

•	the costs associated with expanding our sales and marketing efforts;

•	the expenses we incur in procuring, manufacturing and selling our products;

•	the costs of developing and commercializing new products or technologies;

•	the scope, rate of progress and cost of our clinical studies;

•	the cost of obtaining and maintaining regulatory approval or clearance of our products and products in development;

•	the costs associated with complying with state, federal and international laws and regulations;

•	the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;

•	the cost of defending, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights;

•	the cost of enforcing or defending against non-competition claims;

•	the number and timing of acquisitions and other strategic transactions;

•	the costs associated with increased capital expenditures, including fixed asset purchases of instrument sets which we consign to hospitals and independent sales agents to support surgeries; and

•	anticipated and unanticipated general and administrative expenses, including insurance expenses.

As a result of these factors, we may seek to raise additional capital to:

•	maintain, and, where necessary, increase appropriate product inventory levels;

•	fund our operations and clinical studies;

•	continue, and, where appropriate, increase our research and development activities;

•	file, prosecute and defend our intellectual property rights, and defend, in litigation or otherwise, any claims that we infringe third-party patents or other intellectual property rights;

•	address the FDA or other governmental, legal or enforcement actions and remediate underlying problems and address investigations or inquiries into sales and marketing practices from governmental agencies worldwide;

•	commercialize our new products, if any such products receive regulatory clearance or approval for sale; and

•	acquire companies and license products or intellectual property.

Such capital may not be available on favorable terms, or at all. Furthermore, if we issue equity securities to raise additional capital, our existing stockholders may experience dilution, and the new equity securities may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional capital through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to our products, potential products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise capital on acceptable terms, we may not be able to develop or enhance our products, execute our business plan, take advantage of future opportunities or respond to competitive pressures, changes in our supplier relationships or unanticipated customer requirements. Any of these events could adversely affect our ability to achieve our business and financial goals or to achieve or maintain profitability, and could have a material and adverse effect on our business, results of operations and financial condition.

Continuing economic instability, including challenges faced by European countries, may adversely affect the ability of hospitals and other customers to access funds or otherwise have available liquidity, which could reduce orders for our products or impede our ability to obtain new customers, particularly in European markets.

Continuing economic instability, including challenges faced by European countries, may adversely affect the ability of hospitals and other customers to access funds to enable them to fund their operating budgets. As a result, hospitals and other customers may reduce budgets or put all or part of their budgets on hold or close their operations, which could have a negative effect on our sales and could impede our ability to obtain new customers, particularly in European markets. Governmental austerity policies in Europe and other markets have reduced and could continue to reduce the amount of money available to purchase medical products, including our products. If such conditions persist, they could have a material and adverse effect on our business, financial condition and results of operations.

Our future financial results could be adversely affected by impairments or other charges.

The guidance on long-lived assets requires that we assess the impairment of our long-lived assets, including finite-lived intangible assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable as measured by the sum of the expected future undiscounted cash flows. As of December 31, 2014, we had $46.9 million of net finite-lived intangible assets, consisting of technology and customer relationships.

We may discontinue certain products in the future as we continue to assess the profitability of our product lines. As a result, we may need to record impairment charges or accelerate amortization on certain technology-related intangible assets in the future.

The value of a medical device business is often volatile, and the assumptions underlying our estimates made in connection with our assessments under the guidance may change as a result of that volatility or other factors outside our control and may result in impairment charges. The amount of any such impairment charges could be significant and could have a material and adverse effect on our reported financial results for the period in which the charge is taken and could have an adverse effect on the market price of our securities.

Risks Relating to Our Legal and Regulatory Environment

The failure to secure or maintain regulatory approvals or clearances for our products could adversely affect our business.

Our products are subject to extensive regulation in the United States by the FDA and by similar governmental authorities in other countries where we do business. The FDA regulates virtually all aspects of a medical device’s development, testing, manufacturing, labeling, promotion, distribution and marketing, as well as modifications to existing products and the marketing of existing products for new indications.

In the development of new products or new indications for, or modifications to, existing products, we may conduct or sponsor clinical research. Clinical research is expensive and may not generate the data we need to support a submission to the FDA. Clinical studies are subject to regulation by the FDA and, if federal funds are involved or if an investigator or site has signed a federal assurance, are subject to further regulation by the Office for Human Research Protections and the National Institutes of Health. Failure to comply with such regulations, including, but not limited to, failure to obtain adequate consent of subjects, failure to adequately disclose financial conflicts or failure to report data or adverse events accurately, could result in fines, penalties, suspension of studies, and the inability to use the data to support a FDA submission.

In general, unless an exemption applies, a medical device and modifications to the device or its indications must receive either premarket approval or premarket clearance from the FDA before it can be marketed in the United States. While in the past we have received such clearances, we may not be successful in the future in receiving approvals and clearances in a timely manner or at all.

Our manufacturing processes are required to comply with the FDA’s Quality System Regulation, which covers current Good Manufacturing Practice requirements concerning the design, testing, production processes, controls, quality assurance, labeling, packaging, storage and shipping of our devices. We also are subject to state requirements and licenses applicable to manufacturers of medical devices. In addition, we must engage in extensive recordkeeping and reporting and must make available our manufacturing facilities and records for periodic unscheduled inspections by governmental agencies, including the FDA, state authorities and comparable agencies in other countries. Moreover, if we fail to pass a Quality System Regulation inspection or to comply with these and other applicable regulatory requirements, we may receive a notice of a violation in the form of inspectional observations on Form FDA 483, a warning letter, or could otherwise be required to take corrective action and, in severe cases, we could suffer a disruption of our operations and manufacturing delays. If we fail to take adequate corrective actions, we could be subject to certain enforcement actions, including, among other things, significant fines, suspension of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions. Any notice or communication from the FDA regarding a failure to comply with applicable requirements could adversely affect our product sales and profitability.

We are subject to stringent domestic and foreign medical device regulation and any adverse regulatory action may materially adversely affect our financial condition and business operations.

Our products, development activities and manufacturing processes are subject to extensive and rigorous regulation by numerous government agencies, including the FDA and comparable foreign agencies. To varying degrees, each of these agencies monitors and enforces our compliance with laws and regulations governing the development, testing, manufacturing, labeling, marketing and distribution of our medical devices. The process of obtaining marketing approval or clearance from the FDA and comparable foreign regulatory agencies for new products, or for enhancements or modifications to existing products, could

•	take a significant amount of time;

•	require the expenditure of substantial resources;

•	involve rigorous and expensive pre-clinical and clinical testing, as well as increased post-market surveillance;

•	involve modifications, repairs or replacements of our products; and

•	result in limitations on the indicated uses of our products.

We cannot be certain that we will receive required approval or clearance from the FDA and foreign regulatory agencies for new products or modifications to existing products on a timely basis. The failure to receive approval or clearance for significant new products or modifications to existing products on a timely basis could have a material and adverse effect on our financial condition and results of operations.

Both before and after a product is commercially released, we have ongoing responsibilities under FDA regulations. For example, we are required to comply with the FDA’s Quality System Regulation, which mandates that manufacturers of medical devices adhere to certain quality assurance requirements pertaining to, among other things, validation of manufacturing processes, controls for purchasing product components and documentation practices. As another example, the Federal Medical Device Reporting regulation requires us to provide information to the FDA whenever there is evidence that reasonably suggests that a device may have caused or contributed to a death or serious injury or that a malfunction occurred which would be likely to cause or contribute to a death or serious injury upon recurrence. Compliance with applicable regulatory requirements is subject to continual review and is monitored rigorously through periodic inspections by the FDA, which may result in observations on Form 483, and in some cases warning letters, that require corrective action. If the FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our medical devices are ineffective or pose an unreasonable health risk, the FDA could ban such medical devices, detain or seize such medical devices, order a recall, repair, replacement or refund of such devices or require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health.

The FDA has been increasing its scrutiny of the medical device industry and the government is expected to continue to scrutinize the industry closely with inspections, and possibly enforcement actions, by the FDA or other agencies. Additionally, the FDA may restrict manufacturing and impose other operating restrictions, enjoin and restrain certain violations of applicable law pertaining to medical devices and assess civil or criminal penalties against our officers, employees or us. The FDA may also recommend prosecution to the U.S. Department of Justice (the “DOJ”). Any adverse regulatory action, depending on its magnitude, may restrict us from manufacturing, marketing and selling our products. In addition, negative publicity and product liability claims resulting from any adverse regulatory action could have a material and adverse effect on our financial condition and results of operations.

The FDA Safety and Innovation Act of 2012 (the “FDASIA”), which includes the Medical Device User Fee Amendments of 2012, as well as other medical device provisions, went into effect October 1, 2012. This includes performance goals and user fees paid to the FDA by medical device companies when they register and list with the FDA and when they submit an application to market a device in the United States. This will affect the fees paid to the FDA over the five-year period that the FDASIA is in effect. The FDASIA also imposes some additional requirements regarding FDA Establishment Registration and Listing of Medical Devices. All U.S. and foreign manufacturers must have a FDA Establishment Registration and complete Medical Device listings for sales in the United States. All of our facilities materially comply with these requirements. However, we also source products from foreign contract manufacturers. From this business practice, it is possible that some of our foreign contract manufacturers will not comply with the new requirements and choose not to register with the FDA. In such an event, we will need to determine if there are alternative foreign contract manufacturers who comply with the FDA Establishment Registration requirements. If such a foreign contract manufacturer is a sole supplier of one of our products, there is a risk that we may not be able to source another supplier.

The FDA issued a final rule on September 24, 2013 to establish a system to adequately identify devices through distribution and use. This rule requires the label of medical devices to include a UDI, except where the rule provides for an exception or alternative placement. The labeler must submit product information concerning devices to the FDA’s Global Unique Device Identification Database, unless subject to an exception or alternative. The system established by this rule requires the label and device package of each medical device to include a UDI and requires that each UDI be provided in a plain-text version and in a form that uses automatic identification and data capture technology. If the device is intended to be used more than once and intended to be reprocessed before each use, then there is a requirement for the UDI to be directly marked on the device itself. The effective dates for implementation of the UDI rule are staggered based on device class. The implementation dates to comply with the labelling and product information submission requirements range from September 24, 2014 for Class III devices through September 24, 2018 for Class I devices. The implementation dates to comply with the direct marking requirement, if applicable, range from September 24, 2015 for certain Class II devices (as defined by the FDASIA) through September 24, 2020 for Class I devices. Compliance with this regulation will require significant resources and expense.

Some of our orthobiologics products are also subject to FDA and certain state regulations regarding human cells, tissues and cellular or tissue-based products (“HCT/Ps”), which include requirements for Establishment Registration and listing, donor eligibility, current good tissue practices, labeling, adverse-event reporting and inspection and enforcement. Some states have their own tissue banking regulation. We are licensed or have permits as a tissue bank in California, Florida, New York and Maryland. In addition, tissue banks may undergo voluntary accreditation by the AATB. The AATB has issued operating standards for tissue banking. Compliance with these standards is a requirement in order to become a licensed tissue bank.

Foreign governmental regulations have become increasingly stringent and more common, and we may become subject to even more rigorous regulation by foreign governmental authorities in the future. Penalties for a company’s noncompliance with foreign governmental regulation could be severe, including revocation or suspension of a company’s business license and criminal sanctions. Any domestic or foreign governmental medical device law or regulation imposed in the future may have a material and adverse effect on our financial condition and business operations.

Oversight of the medical device industry might affect the manner in which we may sell medical devices and compete in the marketplace.

The U.S. Office of the Inspector General for the U.S. Department of Health and Human Services (the “OIG”), the FDA, the DOJ and other regulatory agencies actively enforce regulations prohibiting the promotion of a medical device for a use that has not been cleared or approved by the FDA. Use of a device outside its cleared or approved indications is known as “off-label” use. Physicians may prescribe our products for off-label uses, as the FDA does not restrict or regulate a physician’s choice of treatment within the practice of medicine. However, if the OIG, FDA, DOJ or another regulatory agency determines that our promotional materials, training or activities constitute improper promotion of an off-label use, the regulatory agency could request that we modify our promotional materials, training or activities, or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and/or criminal penalties. Although our policy is to refrain from statements and activities that could be considered off-label promotion of our products, the OIG, FDA, DOJ or another regulatory agency could disagree and conclude that we have engaged in off-label promotion and, potentially, caused the submission of false claims. In addition, the off-label use of our products may increase the risk of injury to patients, and, in turn, the risk of product liability claims. Product liability claims are expensive to defend and could divert our management’s attention and result in substantial damage awards against us. If the Company does not have adequate insurance coverage, product liability claims relating to defective products could have an adverse effect on the Company’s ability to successfully market its products and on the Company’s financial condition and results of operations. In addition, even if a product liability claim is not successful or is not fully pursued, the adverse publicity surrounding any assertion that the Company’s products caused illness or injury could have an adverse effect on the Company’s reputation with existing and potential customers and on the Company’s financial condition and results of operations.

There are also multiple other laws and regulations that govern the means by which companies in the healthcare industry may market their products to healthcare professionals and may compete by discounting the prices of their products, including, for example, the federal Anti-Kickback Statute, the federal False Claims Act, the federal Health Insurance Portability and Accountability Act of 1996, state law equivalents to these federal laws that are meant to protect against fraud and abuse, the FCPA and analogous laws in foreign countries. Violations of these laws are punishable by criminal and civil sanctions, including, but not limited to, in some instances civil and criminal penalties, damages, fines and exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid. Federal and state government agencies, as well as private whistleblowers, have significantly increased investigations and enforcement activity under these laws. Although we exercise care in structuring our sales and marketing practices and customer discount arrangements to comply with those laws and regulations, we cannot assure that:

•	government officials charged with responsibility for enforcing those laws will not assert that our sales and marketing practices or customer discount arrangements are in violation of those laws or regulations; or

•	government regulators or courts will interpret those laws or regulations in a manner consistent with our interpretation.

Correspondingly, federal and state laws are also sometimes open to interpretation, and from time to time we may find ourselves at a competitive disadvantage if our interpretation differs from that of our competitors. AdvaMed (U.S.), EucoMed (Europe), MEDEC (Canada) and MTAA (Australia), some of the principal trade associations for the medical device industry, have promulgated model codes of ethics that set forth standards by which its members should (and non-member companies may) abide in the promotion of their products in various regions. We have implemented policies and procedures for compliance that we believe are at least as stringent as those set forth in the revised AdvaMed Code, and we regularly train our sales and marketing personnel on our policies regarding sales and marketing practices. Nevertheless, the sales and marketing practices of our industry have been the subject of increased scrutiny from federal and state government agencies. We believe that this trend will continue and that it could affect our ability to retain customers and other relationships important to our business.

For example, prosecutorial scrutiny and governmental oversight, on the state and federal levels, over some major device companies regarding the retention of healthcare professionals as consultants have limited the manner in which medical device companies may retain healthcare professionals as consultants. Various hospital organizations, medical societies and trade associations are establishing their own practices that may require detailed disclosures of relationships between healthcare professionals and medical device companies or ban or restrict certain marketing and sales practices such as gifts and business meals. In addition, the Affordable Care Act, as well as certain state laws, requires detailed disclosure of certain financial relationships, gifts and other remuneration made to certain healthcare professionals and teaching hospitals, publicity surrounding which could have a negative impact on our relationships with customers and ability to seek input on product design or involvement in research.

Certain of our products are derived from human tissue and are or could be subject to additional regulations and requirements.

We manufacture medical devices derived from human bone tissue. The FDA has specific regulations governing HCT/Ps. An HCT/P is a product containing or consisting of human cells or tissue intended for transplantation into a human patient. Examples include bone, ligament, skin and cornea.

Some HCT/Ps also meet the definition of a biological product, medical device or drug regulated under the Federal Food, Drug and Cosmetic Act (the “FDCA”). Section 361 of the Public Health Service Act authorizes the FDA to issue regulations to prevent the introduction, transmission or spread of communicable disease. HCT/Ps regulated as “361 HCT/Ps” are subject to requirements relating to registering facilities and listing products with the FDA, screening and testing for tissue donor eligibility, Good Tissue Practice when processing, storing, labeling and distributing HCT/Ps, including required labeling information, stringent record keeping and adverse event reporting. These biologic, device or drug HCT/Ps must comply both with the requirements exclusively applicable to 361 HCT/Ps and, in addition, with requirements applicable to biologics, devices or drugs, including premarket clearance or approval. We have received all required approvals for our products which are regulated as 361 HCT/Ps. However, there have been occasions in the past, and could be occasions in the future, when the FDA requires us to obtain a 510(k) clearance for our products that are regulated as 361 HCT/Ps. The process of obtaining a 510(k) clearance could take time and consume resources, including, for example, the possible need to conduct clinical studies in addition to the work required to prepare and file the necessary regulatory registrations. The failure to receive such clearances would render us unable to market and sell such products, which, in turn could have a material and adverse effect on our business.

The AATB has issued operating standards for tissue banking. Compliance with these standards is a requirement in order to become a licensed tissue bank. In addition, some states have their own tissue banking regulations. We are licensed or have permits as a tissue bank in California, Florida, New York and Maryland.

In addition, procurement of certain human organs and tissue for transplantation is subject to the restrictions of the National Organ Transplant Act (“NOTA”), which prohibits the transfer of certain human organs, including skin and related tissue, for valuable consideration, but permits the reasonable payment associated with the removal, transportation, implantation, processing, preservation, quality control and storage of human tissue and skin. We reimburse tissue banks for their expenses associated with the recovery, storage and transportation of donated human tissue that they provide to us for processing. We include in our pricing structure amounts paid to tissue banks to reimburse them for their expenses associated with the recovery and transportation of the tissue, in addition to certain costs associated with processing, preservation, quality control and storage of the tissue, marketing and medical education expenses and costs associated with development of tissue processing technologies. NOTA payment allowances may be interpreted to limit the amount of costs and expenses that we can recover in our pricing for our products, thereby reducing our future revenue and profitability. If we were to be found to have violated NOTA’s prohibition on the sale or transfer of human tissue for valuable consideration, we would potentially be subject to criminal enforcement sanctions, which could materially and adversely affect our results of operations.

The adoption of healthcare reform in the United States and initiatives sponsored by other governments may adversely affect our business, results of operations and/or financial condition.

Our operations may be substantially affected by potential fundamental changes in the political, economic and regulatory landscape of the healthcare industry. Government and private sector initiatives to limit the growth of healthcare costs are continuing in the United States, and in many other countries where we do business, causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. These initiatives include price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and managed-care arrangements. Initiatives sponsored by government agencies, legislative bodies and the private sector to limit the growth of healthcare costs, including price regulation and competitive pricing, are ongoing in other markets where we do business.

In March 2010, significant reforms to the U.S. healthcare system were adopted in the form of the Affordable Care Act. The Affordable Care Act includes provisions that, among other things, reduce and/or limit Medicare reimbursement, require all individuals to have health insurance (with limited exceptions), and impose new and/or increased taxes. Specifically, the law requires the medical device industry to subsidize healthcare reform by implementing a 2.3% excise tax on the sale of certain medical devices by a manufacturer, producer or importer of such devices from the sales of medical devices in the United States starting after December 31, 2012. Because the substantial majority of our revenues are generated in the United States, the Affordable Care Act’s excise taxes have affected our financial performance.

More broadly, other provisions of the Affordable Care Act could meaningfully change the way healthcare is developed and delivered in the United States, and may adversely affect our business and results of operations. For example, the Affordable Care Act encourages hospitals and physicians to work collaboratively through shared savings programs, such as accountable care organizations, as well as other bundled payment initiatives, which may ultimately result in the reduction of medical device purchases and the consolidation of medical device suppliers used by hospitals. There are many programs and requirements for which the details have not yet been fully established or consequences not fully understood, and it is unclear what the full impact of the legislation will be. We cannot predict what healthcare programs and regulations will ultimately be implemented at the U.S. federal or state level, or the effect of any future legislation or regulation in the United States or elsewhere. However, any changes that lower reimbursements for our products or reduce medical procedure volumes could have a material and adverse effect on our business, financial condition and results of operations.

There is no guarantee that the FDA will grant 510(k) clearance or premarket approval of our future products, and failure to obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business.

Some of our new products will require the FDA 510(k) clearance or PMA approval prior to being marketed. The first step in the FDA’s review of a 510(k) or PMA submission is to determine whether the submission is acceptable for review. The FDA recently issued guidance documents intended to explain the procedures and criteria the FDA will use in assessing whether a 510(k) or PMA submission meets a minimum threshold of acceptability and should be accepted for substantive review. Under the “Refuse to Accept” guidance, the FDA conducts an early review against specific acceptance criteria to inform 510(k) and PMA applicants if the submission is administratively complete, or if not, to identify the missing element(s). Applicants are given the opportunity to provide the FDA with the identified information. If the information is not provided within a defined time, the submission will not be accepted for the FDA review.

If a submission is accepted for review, the FDA conducts a comprehensive review of the information and data included in the application. Often, the FDA will require the applicant to submit additional information to support clearance or approval. The FDA may ultimately determine that the information and data in the submission do not support clearance or approval. Significant delays in receiving clearance or approval, or the failure to receive clearance or approval for our new products would have an adverse effect on our ability to expand our business.

Modifications to our products may require new 510(k) clearances, premarket approvals, or revisions to our existing CE Certificates of Conformity, or may require us to cease marketing or recall the modified products until clearances or approvals are obtained.

Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, including significant design and manufacturing changes, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. Similarly, modifications to PMA approved products may require submission and approval of a supplement PMA application (“PMA supplement”). The FDA requires every manufacturer to make the determination of whether a new 510(k) or PMA supplement is needed in the first instance, but the FDA may review any manufacturer’s decision. The FDA has issued guidance on assessing modifications to 510(k)-cleared and PMA-approved devices to assist manufacturers with making these decisions. Still, the FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We have modified some of our 510(k)-cleared products, and have determined based on our understanding of the FDA guidance that in certain instances the changes did not require new 510(k) clearances. If the FDA disagrees with our determination and requires us to seek new 510(k) clearances, or PMA approval, for modifications to our previously cleared products for which we have concluded that new clearances were unnecessary, we may be required to cease marketing or distribution of our products, we may need to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

In the EEA, we must inform the Notified Body that carried out the conformity assessment of the medical devices we market or sell in the EEA of any planned substantial changes to our quality system or changes to our devices which could affect compliance with the Essential Requirements laid down in Annex I to the Medical Devices Directive or the devices’ intended purpose. The Notified Body will then assess the changes and verify whether they affect the products’ conformity with the Essential Requirements laid down in Annex I to the Medical Devices Directive or the conditions for the use of the device. If the assessment is favorable, the Notified Body will issue a new CE Certificate of Conformity or an addendum to the existing CE Certificate of Conformity attesting compliance with the Essential Requirements laid down in Annex I to the Medical Devices Directive. If it is not, we may not be able to continue to market and sell the product in the EEA, which could have a material and adverse effect on our business, results of operations and financial condition.

If the third parties on which we rely to conduct our clinical studies and to assist us with pre-clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory clearance, approval or a CE Certificate of Conformity for or commercialize our products.

We often must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to assist in conducting our clinical studies. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory obligations, meet expected deadlines, or if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to clinical protocols or applicable regulatory requirements or for other reasons, our pre-clinical development activities or clinical studies may be extended, delayed, suspended or terminated. Under these circumstances we may not be able to obtain regulatory clearance/approval or a CE Certificate of Conformity for, or successfully commercialize, our products on a timely basis, if at all, and our business, operating results and prospects may be adversely affected.

The results of our clinical studies may not support our product candidate claims or may result in the discovery of adverse effects.

Our ongoing research and development, pre-clinical testing and clinical study activities are subject to extensive regulation and review by numerous governmental authorities both in the United States and abroad. We are currently conducting post-market clinical studies of some of our products to gather information about these products’ performance or optimal use. The data collected from these clinical studies may ultimately be used to support market clearance or approval for these products. Additionally, in the future we may conduct clinical studies to support clearance or approval of new products. Clinical studies must be conducted in compliance with FDA regulations, local regulations, and according to principles and standards collectively referred to as “Good Clinical Practices.” Non-compliance could result in regulatory and legal enforcement action and also could invalidate the data. Even if our clinical studies are completed as planned, we cannot be certain that their results will support our product candidates and/or proposed claims or that the FDA or foreign authorities and Notified Bodies will agree with our conclusions regarding them. Success in pre-clinical studies and early clinical studies does not ensure that later clinical studies will be successful, and we cannot be sure that the results of the later studies will replicate those of earlier or prior studies. The clinical trial process may fail to demonstrate that our product candidates are safe and effective for the proposed indicated uses, which could cause us to abandon a product candidate and may delay development of others. Any delay or termination of our clinical studies will delay the filing of our product submissions and, ultimately, our ability to commercialize our product candidates and generate revenues. It is also possible that patient subjects enrolled in our clinical studies of our marketed products will experience adverse side effects that are not currently part of the product candidate’s profile and, if so, these findings may result in lower market acceptance, which could have a material and adverse effect on our business, results of operations and financial condition.

Certain of our products contain materials derived from animal sources and may become subject to additional regulation.

Certain of our products contain material derived from bovine tissue. Products that contain materials derived from animal sources, including food, pharmaceuticals and medical devices, are subject to scrutiny in the media and by regulatory authorities. Regulatory authorities are concerned about the potential for the transmission of disease from animals to humans via those materials. This public scrutiny has been particularly acute in Japan and Western Europe with respect to products derived from animal sources, because of concern that materials infected with the agent that causes bovine spongiform encephalopathy (“BSE”), otherwise known as mad cow disease, may, if ingested or implanted, cause a variant of the human Creutzfeldt-Jakob Disease, an ultimately fatal disease with no known cure. Cases of BSE in cattle discovered in Canada and the United States have increased awareness of the issue in North America.

We take care to provide that our products are safe and free of agents that can cause disease. In particular, we obtain our collagen from Integra, which has qualified a source of collagen from a country outside the United States that is considered BSE-free. This collagen is derived only from the deep flexor tendon of cattle less than 24 months old from New Zealand, a country that has never had a reported case of BSE, or from the United States. The World Health Organization classifies different types of cattle tissue for relative risk of BSE transmission. Deep flexor tendon is in the lowest-risk category for BSE transmission (the same category as milk, for example), and is therefore considered to have a negligible risk of containing the agent that causes BSE (an improperly folded protein known as a prion). Nevertheless, products that contain materials derived from animals, including our products, could become subject to additional regulation, or even be banned in certain countries, because of concern over the potential for the transmission of prions. Significant new regulation, or a ban of our products, could have a material and adverse effect on our current business or our ability to expand our business.

Certain countries, such as Japan, China, Taiwan and Argentina, have already issued regulations that require our collagen products be processed from bovine tendon sourced from countries where no cases of BSE have occurred. Integra, our ultimate supplier of collagen raw material pursuant to the Microfibrillar Collagen Supply Agreement, has received approval in the United States, the European Union (“EU”), Japan, Taiwan, China and Argentina as well as other countries for the use of New Zealand-sourced tendon in the manufacturing of our products. If we cannot continue to obtain collagen raw material from a qualified source of tendon from New Zealand or another country that has never had a case of BSE, we will not be permitted to sell our collagen products in certain countries, which could have a material and adverse effect on our business, results of operations and financial condition.

We or our suppliers may be the subject of claims of non-compliance with FDA regulations in connection with the processing, manufacturing or distribution of our proposed allograft bone tissue or other biomaterials products.

Allegations may be made against us or against our suppliers, including donor recovery groups or tissue banks, claiming that the acquisition or processing of biomaterials products does not comply with applicable FDA regulations or other relevant statutes and regulations. Allegations like these could cause regulators or other authorities to investigate or take other action against us or our suppliers, or could cause negative publicity for us or our industry generally. These actions or any negative publicity could cause us to incur substantial costs, divert the attention of our management from our business, harm our reputation, and cause customers to purchase different products, each or all of which could have a material and adverse effect on our business.

Because allograft implants used in our advanced biomaterials program may entail a risk of communicable diseases to human recipients, we may be the subject of product liability claims regarding our allograft implants.

The development of allograft implants and technologies for human tissue repair and treatment may entail particular risk of transmitting diseases to human recipients. Any such transmission could result in the assertion of substantial product liability claims against us. Any successful product liability claims against us could cause us to incur substantial costs, and cause customers to purchase different products, each or all of which could have a material and adverse effect on our business. Successful product liability claims made against one of our competitors could cause claims to be made against us or expose us to a perception that we are vulnerable to similar claims. In addition to the potential material and adverse effect discussed above, claims against us arising out of our advanced biomaterials program, regardless of their merit or potential outcome, may also hurt our reputation and ability to sell our products. If the Company does not have adequate insurance coverage, product liability claims relating to defective products could have an adverse effect on the Company’s ability to successfully market its products and on the Company’s financial condition and results of operations. In addition, even if a product liability claim is not successful or is not fully pursued, the adverse publicity surrounding any assertion that the Company’s products caused illness or injury could have an adverse effect on the Company’s reputation with existing and potential customers and on the Company’s financial condition and results of operations.

Unfavorable media reports or other negative publicity concerning both alleged improper methods of tissue recovery from donors and disease transmission from donated tissue could limit widespread acceptance of some of our advanced biomaterials products.

Unfavorable reports of improper or illegal tissue recovery practices, both in the United States and internationally, as well as incidents of improperly processed tissue leading to the transmission of disease, may broadly affect the rate of future tissue donation and market acceptance of technologies incorporating human tissue. In addition, such negative publicity could cause the families of potential donors to become reluctant to agree to donate tissue to for-profit tissue processors. For example, the media has reported examples of alleged illegal harvesting of body parts from cadavers and resulting recalls conducted by certain companies selling human tissue based products affected by the alleged illegal harvesting. These reports and others could have a negative effect on our tissue regeneration business.

In the EU, certain regulations, if applicable, may differ from one EU member state to the next.

Because of the absence of a harmonized regulatory framework and the proposed regulation for advanced therapy medicinal products in the EU, as well as for other countries, the approval process for human-derived cell or tissue-based medical products could be extensive, lengthy, expensive and unpredictable. Among others, some of our orthobiologics products are subject to EU member states’ regulations that govern the donation, procurement, testing, coding, traceability, processing, preservation, storage and distribution of HCT/Ps. These

EU member states’ regulations include requirements for registration, listing, labeling, adverse-event reporting and inspection and enforcement. Some EU member states have their own tissue banking regulations. Non-compliance with various regulations governing our products in any EU member state could result in the banning of our products in such member state or enforcement actions being brought against us, which could have a material and adverse effect on our business, results of operations and financial condition.

Risks Relating to Our Intellectual Property

Our intellectual property rights may not provide meaningful commercial protection for our products, potentially enabling third parties to use our technology or very similar technology and could reduce our ability to compete in the market.

To compete effectively, we depend, in part, on our ability to maintain the proprietary nature of our technologies and manufacturing processes, which includes the ability to obtain, protect and enforce patents on our technology and to protect our trade secrets. We own or have licensed patents that cover aspects of some of our product lines. Our patents, however, may not provide us with any significant competitive advantage. Others may challenge our patents and, as a result, our patents could be narrowed, invalidated or rendered unenforceable. Competitors may develop products similar to ours that our patents do not cover. In addition, our current and future patent applications may not result in the issuance of patents in the United States or foreign countries. Further, there is a substantial backlog of patent applications at the U.S. Patent and Trademark Office, and the approval or rejection of patent applications may take several years. If we are unable to obtain, protect and enforce patents on our technology and to protect our trade secrets, such inability could have a material and adverse effect on our business, results of operations and financial condition.

Our success will depend partly on our ability to operate without infringing or misappropriating the proprietary rights of others.

We may be sued for infringing the intellectual property rights of others. In addition, we may find it necessary, if threatened, to initiate a lawsuit seeking a declaration from a court that we do not infringe the proprietary rights of others or that their rights are invalid or unenforceable. If we do not prevail in any litigation, in addition to any damages we might have to pay, we would be required to stop the infringing activity (which could include a cessation of selling the products in question) or obtain a license for the proprietary rights involved. Any required license may be unavailable to us on acceptable terms, if at all. In addition, some licenses may be nonexclusive and allow our competitors to access the same technology we license.

If we fail to obtain a required license or are unable to design our products so as not to infringe on the proprietary rights of others, we may be unable to sell some of our products, and this potential inability could have a material and adverse effect on our revenues and profitability.

Our competitive position depends, in part, upon unpatented trade secrets which we may be unable to protect.

Our competitive position also depends upon unpatented trade secrets, which are difficult to protect. We cannot assure you that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, that our trade secrets will not be disclosed or that we can protect our rights to unpatented trade secrets.

In an effort to protect our trade secrets, we require our employees, consultants and advisors to execute confidentiality and invention assignment agreements upon commencement of employment or consulting relationships with us. These agreements provide that, except in specified circumstances, all confidential information developed or made known to the individual during the course of their relationship with us must be kept confidential. We cannot assure you, however, that these agreements will provide meaningful protection for our trade secrets or other proprietary information in the event of the unauthorized use or disclosure of confidential information. If we are unable to protect our trade secrets, such inability could have a material and adverse effect on our business, results of operations and financial condition.

We may be involved in lawsuits relating to our intellectual property rights and promotional practices, which may be expensive.

To protect or enforce our intellectual property rights, we may have to initiate or defend legal proceedings, such as infringement suits or opposition proceedings, against or by third parties. In addition, we may have to institute proceedings regarding our competitors’ promotional practices or defend proceedings regarding our promotional practices. Legal proceedings are costly and, even if we prevail, the cost of the legal proceedings could affect our profitability. In addition, litigation is time-consuming and could divert management attention and resources away from our business. Moreover, in response to our claims against other parties, those parties could assert counterclaims against us.

We may be subject to damages resulting from claims that we, our employees, or our independent sales agents or stocking distributors have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

Many of our employees were previously employed at other medical device companies, including our competitors or potential competitors, in some cases until recently. In addition, many of our independent sales agents and stocking distributors sell, or in the past have sold, products of our competitors. We may be subject to claims that we, our employees, our independent sales agents or stocking distributors have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of these former employers or competitors. In addition, we have been and may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these claims, which could result in substantial costs and could be a distraction to management. If our defense to those claims fails, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. There can be no assurance that this type of litigation or the threat thereof may adversely affect our ability to engage and retain additional sales agents or stocking distributors. A loss of key personnel or their work product could hamper or prevent our ability to commercialize product candidates, which could have an adverse effect on our business, results of operations and financial condition.

Risks Relating to the Spin-Off

The separation and distribution may not be completed on the terms or timeline currently contemplated, if at all.

We are actively engaged in planning for the separation and distribution. Unanticipated developments could delay or negatively affect the separation and distribution, including delays related to the filing and effectiveness of appropriate filings with the SEC, acceptance of our common stock for listing by the NASDAQ Global Market, obtaining a favorable tax opinion regarding the tax-free nature of the distribution to Integra and to Integra’s stockholders, completing further due diligence as appropriate, and changes in market conditions, among other things. Integra’s board of directors may also, in its absolute and sole discretion, decide at any time prior to the distribution not to proceed with the separation and distribution. Therefore, the separation and distribution may not be completed on the terms or in accordance with the timeline currently contemplated, if at all. Any delays in the anticipated completion of the separation and distribution may also increase the expenses we or Integra incur in connection with the transaction. Until the consummation of the distribution, Integra’s board of directors will have the sole and absolute discretion to determine and change the terms of the separation and distribution, including the establishment of the record date and distribution date.

The separation and distribution require significant time and attention of our management and may distract our employees which could have an adverse effect on us.

Execution of the separation and distribution will require significant time and attention from management, which may distract management from the operation of our business and the execution of our other initiatives. Employees may also be distracted because of uncertainty about their future roles with Integra or SeaSpine, as applicable, pending the completion of the distribution. Any such difficulties could have a material and adverse effect on our financial condition, results of operations or cash flows.

Our ability to meet our capital needs may be harmed by the loss of financial support from Integra.

The loss of financial support from Integra could harm our ability to meet our capital needs. Following the spin-off, we expect that our cash, due to our cash on hand at the time of the Distribution and the cash contribution from Integra, will be approximately $47 million and that we will be able to borrow additional funds as a result of the credit facility that we are currently negotiating and expect to enter into shortly following the distribution, and we expect to obtain any funds needed in excess of the amounts generated by our operating activities through the debt and equity capital markets or additional bank financing, and not from Integra. However, given the smaller relative size of SeaSpine after the spin-off as compared to Integra, we may incur higher debt servicing and other costs than we would have otherwise incurred as a part of Integra. Further, there can be no assurances that we will be able to obtain capital market financing or additional credit on favorable terms, or at all, in the future. If we are unable to generate sufficient cash from operations or obtain adequate additional financing on commercially reasonable terms, on a timely basis or at all, our ability to invest in our business or fund our business strategy may be limited and may materially and adversely affect our ability to compete effectively in our markets.

We may be unable to achieve some or all of the benefits that we expect to achieve as an independent, publicly traded company.

By separating from Integra, we may be more susceptible to securities market fluctuations and other adverse events than we would have otherwise encountered as part of Integra. In addition, we may not be able to achieve some or all of the benefits that we expect to achieve as an independent, publicly traded company in the time in which we expect to do so, if at all. For example, the process of operating as a newly independent, public company may distract our management team from focusing on our business and strategic priorities. If we do not realize the anticipated benefits from the spin-off for any reason, our business may be adversely affected.

We may have difficulty operating as an independent, publicly traded company.

As an independent, publicly traded company, we believe that our business will benefit from, among other things, providing direct access to equity capital and a tailored capital structure, allowing us to better focus our financial and operational resources on our specific business, allowing our management to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic decisions of our business, allowing us to more effectively respond to industry dynamics and allowing the creation of effective incentives for our management and employees that are more closely tied to our business performance. However, we may not be able to achieve some or all of the benefits that we believe we can achieve as an independent company in the time we currently expect, if at all. Because our business has previously operated as part of the larger Integra organization, we may not be able to successfully implement the changes necessary to operate independently and may incur additional costs that could adversely affect our business.

We may be unable to transfer our spinal fusion hardware distribution operations from Cincinnati, Ohio to our Vista, California facility and, once transferred, we may be unable to integrate such distribution capabilities into our Vista, California facility.

Historically, we have distributed certain of our spinal fusion hardware products out of Integra’s Cincinnati, Ohio facility. Upon completion of the separation, we intend to have completed the transfer of this operation to our Vista, California facility, where the remainder of our spinal fusion hardware products are distributed. If we are unable to timely complete this transfer or, if once complete, we are unable to appropriately integrate such distribution operation into our Vista, California facility, our shipping and sales activities could be disrupted. Any such disruption could have a material and adverse effect on our business, results of operations and financial condition.

We may incur material costs, including information technology costs, and expenses as a result of our separation from Integra, which could adversely affect our profitability.

As a result of our separation from Integra, we may incur costs and expenses greater than those we currently incur. These increased costs and expenses may arise from various factors, including financial reporting, accounting and audit services, insurance, costs associated with information technology systems, complying with federal securities laws (including compliance with the Sarbanes-Oxley Act) and legal and human resources-related functions. Although Integra will continue to provide certain of these services to us under the Transition Services Agreement, this arrangement may not capture all the benefits our business has enjoyed as a result of being integrated with Integra. In addition, such services are for a limited period of time, and we will be required to establish the necessary infrastructure and systems to supply these services on an ongoing basis. We cannot assure you that these costs will not be material to our business.

In addition, there are services that Integra may not continue to provide for us following the separation. For example, following the separation, we expect that we will be operating on our own ERP system separate from Integra. To the extent that we are unable to implement our separate ERP system prior to the separation, or our ERP system does not work as effectively as Integra’s ERP system, we may incur material costs associated with implementing and repairing our ERP system. Furthermore, we may have to seek a solution which involves Integra’s providing us with access to its ERP system on a transitional basis, which may result in material costs to our business.

The combined post-distribution value of our common stock and Integra common stock following completion of the distribution may not equal or exceed the pre-distribution value of Integra common stock.

After the distribution, we expect that our common stock will be listed and traded on the NASDAQ Global Market under the symbol “SPNE.” Integra common stock will continue to be listed and traded on the NASDAQ Global Select Market. The combined trading price of our common stock and Integra common stock after the distribution, as adjusted for any changes in our capitalization or in the capitalization of Integra, could be lower than the trading price of Integra common stock prior to the distribution. The prices at which our common stock and Integra common stock trade may fluctuate significantly, depending upon a number of factors, many of which may be beyond our and Integra’s control. Further, shares of our common stock and Integra common stock will represent an investment in two smaller separate public companies. These changes may not meet some stockholders’ investment strategies or requirements, which could cause investors to sell their shares of our common stock or Integra’s common stock. Excessive selling could cause the relative market price of our common stock or Integra common stock to decrease following completion of the distribution.

Our historical financial information may not be representative of the results we would have achieved as a stand-alone public company during the periods presented and may not be a reliable indicator of our future results.

The historical financial data that we have included in this Information Statement may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the periods presented or those that we will achieve in the future. The costs and expenses reflected in our historical financial data include an allocation for certain corporate functions historically provided by Integra, including shared services and infrastructure provided by Integra to us, such as costs of information technology, including the costs of a multi-year global ERP implementation, accounting and legal services, real estate and facilities, corporate advertising, insurance services and related treasury, and other corporate and infrastructure services that may be different from the comparable expenses that we would have incurred had we operated as a stand-alone company. Our historical financial data does not reflect changes that will occur in our cost structure and operations as a result of our transition to becoming a stand-alone public company, including changes in our employee base, potential increased costs associated with reduced economies of scale and increased costs associated with SEC reporting and requirements. Accordingly, the historical financial data presented in this Information Statement should not be assumed to be indicative of what our financial condition or results of operations actually would have been as an independent, publicly traded company or to be a reliable indicator of what our financial condition or results of operations actually could be in the future.

If the separation and distribution are completed, our operational and financial profile will change and we will be a smaller, less diversified company than Integra was prior to the distribution and we may not enjoy the same benefits that we did as part of Integra.

If the separation and distribution are completed, we will be a smaller, less diversified company focused on the orthobiologics and spinal fusion hardware business, which represents a narrower business focus than Integra currently has. By separating from Integra, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current Integra organizational structure, which could materially and adversely affect our business, financial condition and results of operations. As part of Integra, we have been able to enjoy certain benefits from Integra’s operating diversity and readily available capital to fund investments, as well as opportunities to pursue integrated strategies with Integra’s other businesses. As an independent, publicly traded company, we will not have similar diversity, available capital or integration opportunities and may not have similar access to debt and equity capital markets. In addition, we currently share economies of scope and scale with Integra with respect to certain costs and supplier relationships, and take advantage of Integra’s size and purchasing power in procuring certain products and services, such as insurance and healthcare benefits, and technology, such as computer software licenses. After the separation, as a separate, independent entity, we may be unable to obtain these products, services and technologies at prices or on terms as favorable to us as those we obtained prior to the separation.

Following the separation, we will rely on Integra’s performance under various agreements and we and Integra will continue to be dependent on each other for certain support services for each respective business.

We expect to enter into or have entered into various agreements with Integra in connection with the separation, including the Separation Agreement, Transition Services Agreement, Tax Matters Agreement, Employee Matters Agreement and the Supply Agreements. These agreements will govern our relationship with Integra subsequent to the separation. If Integra were to fail to fulfill its obligations under these agreements, we could suffer operational difficulties or significant losses.

If we are required to indemnify Integra for certain liabilities and related losses arising in connection with any of these agreements, or if Integra is required to indemnify us for certain liabilities and related losses arising in connection with any of these agreements and Integra does not fulfill its obligations to us, we may be subject to substantial liabilities, which could materially adversely affect our financial position.

Additionally, although Integra will be contractually obligated to provide us with certain services during the term of the Transition Services Agreement, we cannot assure you that these services will be performed as efficiently or proficiently as they were prior to the separation. The Transition Services Agreement also contains provisions that may be more favorable than terms and provisions we might have obtained in arm’s length negotiations with unaffiliated third parties. When Integra ceases to provide services pursuant to the Transition Services Agreement, our costs of procuring those services from third parties may increase. In addition, we may not be able to replace these services in a timely manner or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those under the Transition Services Agreement. To the extent that we require additional support from Integra not addressed in the Transition Services Agreement, we would need to negotiate the terms of receiving such support in future agreements. See “Certain Relationships and Related Party Transactions—Agreements between Integra and SeaSpine Relating to the Separation.”

Our ability to operate our business may suffer if we do not, quickly and effectively, establish our own financial, administrative, accounting and other support functions in order to operate as a separate, stand-alone company, and we cannot assure you that the support services Integra has agreed to provide us will be sufficient for our needs.

Historically, we have relied on financial, administrative, accounting and other resources of Integra to support the operation of our business. In conjunction with our separation from Integra, we will need to expand our financial, administrative, accounting, and other support systems or contract with third parties to replace certain systems that were previously provided by Integra. We will also need to maintain our own credit and banking relationships and perform our own financial and operational functions. We cannot assure you that we will be able to successfully put in place the financial, operational and managerial resources necessary to operate as a public company or that we will be able to be profitable doing so. Any failure or significant downtime in our financial or administrative systems could affect our results or prevent us from performing other administrative services and financial reporting on a timely basis and could materially harm our business, financial condition and results of operations.

If the internal distribution or the distribution does not qualify as a transaction that is tax-free for U.S. federal income tax purposes, we, Integra and our stockholders could be subject to significant tax liability and, in certain circumstances, we could be required to indemnify Integra for material taxes pursuant to indemnification obligations under the Tax Matters Agreement.

If the internal distribution or the distribution is determined to be taxable for U.S. federal income tax purposes, then we, Integra and/or our stockholders could be subject to significant tax liability. Integra expects to receive an opinion from the law firm of Latham & Watkins LLP substantially to the effect that for U.S. federal income tax purposes, (i) the internal distribution will constitute a reorganization under Sections 355 and 368(a)(1)(D) of the Code and (ii) the cash contribution, together with the distribution, will constitute a reorganization under Sections 355 and 368(a)(1)(D) of the Code.

Based on this tax treatment, no material gain or loss will be recognized by Integra with respect to the internal distribution, the cash contribution and the distribution and, except with respect to cash received in lieu of a fractional share of SeaSpine common stock, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of SeaSpine common stock in the distribution. You will recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of a fractional share of SeaSpine common stock.

Notwithstanding the opinion, the U.S. Internal Revenue Service (the “IRS”) could determine on audit that the internal distribution, the cash contribution and the distribution should be treated as taxable transactions if it determines that any of the facts, assumptions, representations or undertakings we or Integra have made is not correct or has been violated, or that the internal distribution, the cash contribution and the distribution should be taxable for other reasons, including as a result of a significant change in stock or asset ownership after the distribution. If the distribution ultimately is determined to be taxable, the distribution could be treated as a taxable dividend or capital gain to you for U.S. federal income tax purposes, and you could incur significant U.S. federal income tax liabilities. In addition, Integra would recognize gain in an amount equal to the excess of the fair market value of shares of our common stock distributed to Integra stockholders on the distribution date over Integra’s tax basis in such shares of our common stock. Moreover, Integra could incur significant U.S. federal income tax liabilities if it is ultimately determined that the internal distribution does not qualify as a transaction that is tax-free for U.S. federal income tax purposes.

Under the terms of the Tax Matters Agreement that we intend to enter into with Integra in connection with the distribution, if the internal distribution or the distribution were determined to be taxable, we may be responsible for all taxes imposed on Integra as a result thereof if such determination was the result of actions taken after the distribution by or in respect of us, any of our affiliates or our stockholders. Our obligations under the Tax Matters Agreement are not limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities of Integra and its subsidiaries under the Tax Matters Agreement, we nonetheless could be liable under applicable tax law for such liabilities if Integra were to fail to pay them. If we are required to pay any liabilities under the circumstances set forth in the Tax Matters Agreement or pursuant to applicable tax law, the amounts may be significant. For a more detailed discussion, see “Certain Relationships and Related Party Transactions—Agreements between Integra and SeaSpine Relating to the Separation” included elsewhere in this Information Statement.

We might not be able to engage in desirable strategic transactions and equity issuances following the distribution because of certain restrictions relating to requirements for tax-free distributions.

Our ability to engage in significant equity transactions could be limited or restricted after the distribution in order to preserve, for U.S. federal income tax purposes, the tax-free nature of the internal distribution and the distribution. Even if the internal distribution and the distribution otherwise qualify for tax-free treatment under Section 355 of the Code, they may result in corporate-level taxable gain to Integra under Section 355(e) of the Code if there is a 50% or greater change in ownership, by vote or value, of shares of our stock or Integra’s stock occurring as part of a plan or series of related transactions that includes the internal distribution or the distribution. Any acquisitions or issuances of our stock or Integra’s stock within two years after the distribution are generally presumed to be part of such a plan, although we or Integra may be able to rebut that presumption.

Under the Tax Matters Agreement that we intend to enter into with Integra, we will be prohibited from taking or failing to take any action that prevents the internal distribution or the distribution from being tax-free. Further, during the two-year period following the distribution, without obtaining the consent of Integra, a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm, we may be prohibited from taking certain specified actions that could affect the treatment of the internal distribution or the distribution.

These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. Moreover, the Tax Matters Agreement also may provide that we are responsible for any taxes imposed on Integra or any of its affiliates as a result of the failure of the internal distribution or the distribution to qualify for favorable treatment under the Code if such failure is attributable to certain actions taken after the distribution by or in respect of us, any of our affiliates or our stockholders. See “The Spin-Off—Material U.S. Federal Income Tax Consequences” included elsewhere in this Information Statement for more detail.

We will be subject to continuing contingent liabilities of Integra following the separation.

After the separation, there will be several significant areas where the liabilities of Integra may become our obligations. For example, under the Code and the related rules and regulations, each corporation that was a member of the Integra consolidated U.S. federal income tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the distribution is jointly and severally liable for the U.S. federal income tax liability of the entire Integra consolidated tax reporting group for that taxable period. In addition, in connection with the separation, we intend to enter into the Tax Matters Agreement with Integra that will allocate the responsibility for prior period taxes of the Integra consolidated tax reporting group between us and Integra. Pursuant to this allocation, we may be responsible for taxes that we would not have otherwise incurred, or that we would have incurred but in different amounts and/or at different times, on a standalone basis outside of the Integra consolidated group, and the amount of such taxes could be significant. See “Certain Relationships and Related Party Transactions—Agreements between Integra and SeaSpine Relating to the Separation” included elsewhere in this Information Statement for more detail. However, if Integra is unable to pay any prior period taxes for which it is responsible, we could be required to pay the entire amount of such taxes.

SeaSpine has overlapping board membership with Integra, which may lead to conflicting interests, and one of our directors continues to own a substantial amount of Integra common stock and equity awards covering Integra stock.

As a result of the spin-off, some of our board members will also serve as board members of Integra. Neither we nor Integra will have any ownership interest in the other; however, our directors who are members of Integra’s board of directors have fiduciary duties to Integra’s stockholders, as well as fiduciary duties to our stockholders. Therefore, such persons may have conflicts of interest or the appearance of conflicts of interest with respect to matters involving or affecting more than one of the companies to which they owe fiduciary duties. In addition, a number of our directors and officers will continue to own Integra common stock (in at least one case, a substantial amount), as well as, in some cases, equity awards covering Integra stock. The direct interests of our directors and officers and related entities in common stock of Integra could create, or appear to create, potential conflicts of interest with respect to matters involving both Integra and us that could have different implications for Integra than they do for us.

As a result of the foregoing, there may be the potential for a conflict of interest when SeaSpine or Integra consider acquisitions and other corporate opportunities that may be suitable for each of them. In addition, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between Integra and us regarding the terms of the agreements governing the internal reorganization, the separation, the distribution and the relationship thereafter between the companies, including with respect to the indemnification of certain matters. From time to time, we may enter into transactions with Integra and/or its subsidiaries or other affiliates. There can be no assurance that the terms of any such transactions will be as favorable to SeaSpine, Integra or any of our or their subsidiaries or affiliates as would be the case where there is no overlapping officer or director or ownership of both companies. See “Certain Relationships and Related Party Transactions—Policies and Procedures for Related Party Transactions” below for a discussion of certain procedures we will institute to address any such potential conflicts that may arise.

Potential indemnification obligations to Integra pursuant to the Separation Agreement could materially and adversely affect SeaSpine.

Among other things, the Separation Agreement provides for indemnification obligations designed to make SeaSpine financially responsible for substantially all of the liabilities that may exist relating to our business activities, whether incurred prior to or after the spin-off. If we are required to indemnify Integra under the circumstances set forth in the Separation Agreement, we may be subject to substantial liabilities.

The spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.

The internal spin-off and the distribution are subject to review under various state and federal fraudulent conveyance laws. Fraudulent conveyance laws generally provide that an entity engages in a constructive fraudulent conveyance when (i) the entity transfers assets and does not receive fair consideration or reasonably equivalent value in return; and (ii) the entity: (a) is insolvent at the time of the transfer or is rendered insolvent by the transfer; (b) has unreasonably small capital with which to carry on its business; or (c) intends to incur or believes it will incur debts beyond its ability to repay its debts as they mature. An unpaid creditor or an entity acting on behalf of a creditor (including without limitation a trustee or debtor-in-possession in a bankruptcy by us or Integra or any of our respective subsidiaries) may bring an action alleging that the distribution or any of the related transactions constituted a constructive fraudulent conveyance. If a court accepts these allegations, it could impose a number of remedies, including without limitation, voiding our claims against Integra, requiring our stockholders to return to Integra some or all of the shares of our common stock issued in the distribution, or providing Integra with a claim for money damages against us in an amount equal to the difference between the consideration received by Integra and our fair market value at the time of the internal spin-off or distribution.

The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction’s law is applied. Generally, an entity would be considered insolvent if (i) the present fair saleable value of its assets is less than the amount of its liabilities (including contingent liabilities); (ii) the present fair saleable value of its assets is less than its probable liabilities on its debts as such debts become absolute and matured; (iii) it cannot pay its debts and other liabilities (including contingent liabilities and other commitments) as they mature; or (iv) it has unreasonably small capital for the business in which it is engaged. We cannot assure you what standard a court would apply to determine insolvency or that a court would determine that we, Integra or any of our respective subsidiaries were solvent at the time of or after giving effect to the distribution.

The internal spin-off and distribution of our common stock is also subject to review under state corporate distribution statutes. Under the DGCL, a corporation may only pay dividends to its stockholders either (i) out of its surplus (net assets minus capital) or (ii) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Although Integra intends to make the distribution of our common stock entirely from surplus, we cannot assure you that a court will not later determine that some or all of the internal spin-off or distribution to Integra stockholders was unlawful.

Risks Relating to Owning Our Common Stock

An active, liquid and orderly market for our common stock may not develop or be sustained, and the trading price of our common stock is likely to be volatile.

Prior to the separation, there has been no public market for shares of our common stock. It is anticipated that shortly prior to the record date for the distribution of our common stock, trading of shares of our common stock would begin on a “when-issued” basis and such trading would continue up to and including the distribution date. However, an active trading market for our common stock may not develop or be sustained, which could depress the market price of our common stock and could affect your ability to sell your shares. The trading price of our common stock following the distribution is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this Information Statement, these factors include:

•	actual or anticipated fluctuations in our quarterly financial condition and operating performance;

•	the operating and stock price performance of similar companies;

•	a shift in our investor base;

•	introduction of new services by us or our competitors;

•	success or failure of our business strategy;

•	our ability to obtain financing as needed;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the overall performance of the equity markets;

•	the number of shares of our common stock publicly owned and available for trading;

•	threatened or actual litigation or governmental investigations;

•	changes in laws or regulations affecting our business, including tax legislation;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	any major change in our board of directors or management;

•	changes in earnings estimates by securities analysts or our ability to meet earnings guidance;

•	publication of research reports about us or our industry or changes in recommendations or withdrawal of research coverage by securities analysts;

•	large volumes of sales of our shares of common stock by existing stockholders;

•	investor perception of us and our industry; and

•	general political and economic conditions, and other external factors.

In addition, the stock market in general, and the market for medical device companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These fluctuations could be even more pronounced in the trading market for our stock shortly following the distribution. This could limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources, and harm our business, financial condition and results of operation.

Your percentage of ownership in us may be diluted in the future.

As with any publicly traded company, your percentage ownership in us may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we expect will be granted to our directors, officers and employees.

The large number of shares eligible for public sale could depress the market price of our common stock.

The shares of our common stock that Integra will distribute to its stockholders in the distribution generally may be sold immediately in the public market. Integra stockholders could sell our common stock received in the distribution if we do not fit their investment objectives, such as minimum market capitalization requirements or specific business sector focus requirements, or, in the case of index funds, if we are not part of the index in which they invest. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after the distribution, and the perception that these sales could occur may also depress the market price of our common stock. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

We also may issue our shares of common stock from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.

In addition, we are eligible to delay the adoption of new or revised accounting standards applicable to public companies until those standards apply to private companies, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of this election, our financial statements may not be comparable to the financial statements of other public companies.

We also currently intend to take advantage of the reduced disclosure requirements regarding executive compensation. If we remain an “emerging growth company” after fiscal 2015, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Wall Street Reform and Customer Protection Act, and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act. We may remain an “emerging growth company” until as late as December 31, 2020 (the fiscal year-end following the fifth anniversary of the completion of the spin-off), though we may cease to be an “emerging growth company” earlier under certain circumstances, including (1) if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of any June 30, in which case we would cease to be an “emerging growth company” as of the following December 31, (2) if our gross revenue exceeds $1.0 billion in any fiscal year or (3) if we issue more than $1.0 billion in nonconvertible notes in any three-year period.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common stock less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline and/or become more volatile.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting and will be subject to other requirements that will be burdensome and costly.

We have historically operated our business as part of a larger public company. Following consummation of the spin-off, we will be required to file with the SEC annual, quarterly and current reports that are specified in Section 13 of the Exchange Act. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we will become subject to other reporting and corporate governance requirements, including the requirements of the NASDAQ Global Market, and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. As a public company, we will be required to:

•	prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and the listing rules of the NASDAQ Stock Market (“the NASDAQ Listing Rules”);

•	create or expand the roles and duties of our board of directors and committees of the board of directors;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	supplement our internal accounting and auditing function, including hiring additional staff with expertise in accounting and financial reporting for a public company;

•	establish formal closing procedures at the end of our accounting periods;

•	develop our investor relations function;

•	establish new internal policies, including those relating to disclosure controls and procedures; and

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above.

We expect to devote significant resources and time to comply with the internal control over financial reporting requirements of the Sarbanes-Oxley Act, including costs associated with auditing and legal fees and accounting and administrative staff. In addition, Section 404(a) under the Sarbanes-Oxley Act requires that we assess the effectiveness of our controls over financial reporting. Our future compliance with the annual internal control report requirement will depend on the effectiveness of our financial reporting and data systems and controls across our operating subsidiaries. We cannot be certain that these measures will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation or operation, could harm our operating results, cause us to fail to meet our financial reporting obligations, or cause us to suffer adverse regulatory consequences or violate applicable stock exchange listing rules. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock and our access to capital.

Because we are an “emerging growth company” under the JOBS Act, we will not be required to comply with Section 404(b) of the Sarbanes-Oxley Act, which would require our independent auditors to issue an opinion on their audit of our internal control over financial reporting, until the later of the year following our first annual report required to be filed with the SEC and the date we are no longer an “emerging growth company.” For as long as we are an “emerging growth company,” we will be exempt from certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies, and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make our common stock less attractive to investors above. If, once we are no longer an “emerging growth company,” our independent registered public accounting firm cannot provide an unqualified attestation report on the effectiveness of our internal control over financial reporting, investor confidence and, in turn, the market price of our common stock, could decline.

We may issue preferred stock with terms that could dilute the voting power or reduce the value of our common stock.

While we have no specific plan to issue preferred stock, our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more series of preferred stock having such designation, powers, privileges, preferences, including preferences over our common stock respecting dividends and distributions, terms of redemption and relative participation, optional, or other rights, if any, of the shares of each such series of preferred stock and any qualifications, limitations or restrictions thereof, as our board of directors may determine. The terms of one or more series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. For a more detailed description, see “Description of SeaSpine Capital Stock—Preferred Stock.”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on SeaSpine. If no securities or industry analysts commence coverage of SeaSpine, the trading price for our stock would likely be negatively affected. If securities or industry analysts were to initiate coverage, if one or more of the analysts who cover us were to downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts were to cease coverage of SeaSpine or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

We do not anticipate paying cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

We do not anticipate paying cash dividends in the future. As a result, only appreciation of the price of our common stock, which may never occur, will provide a return to stockholders. Investors seeking cash dividends should not invest in our common stock.

Certain provisions in our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment and, therefore, may depress the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors, including, among other things:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	the ability of our board of directors to determine to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	limitations on the removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	the requirement that a special meeting of stockholders may be called only by the chairman of our board of directors, the chief executive officer, the president (in absence of a chief executive officer) or our board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	the requirement for the affirmative vote of holders of at least 66 2⁄3% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our amended and restated certificate of incorporation relating to the issuance of preferred stock and management of our business or our amended and restated bylaws, which may inhibit the ability of an acquirer from amending our amended and restated certificate of incorporation or amended and restated bylaws to facilitate a hostile acquisition;

•	the ability of our board of directors, by majority vote, to amend the amended and restated bylaws, which may allow our board of directors to take additional actions to prevent a hostile acquisition and inhibit the ability of an acquirer from amending the amended and restated bylaws to facilitate a hostile acquisition; and

•	advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

We believe that these provisions should protect our stockholders from coercive or harmful takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with adequate time to assess any acquisition proposal, and are not intended to make SeaSpine immune from takeovers. These provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a transaction involving a change in control of SeaSpine that is in the best interest of our stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts.

We are also subject to certain anti-takeover provisions under the DGCL. Under the DGCL, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, our board of directors has approved the transaction.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim governed by the internal affairs doctrine. Our amended and restated certificate of incorporation further provides that any person or entity purchasing or acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions described above. This forum selection provision in our amended and restated certificate of incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Information Statement, including the sections entitled “Information Statement Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” contains forward-looking statements. All statements other than statements of historical facts contained in this Information Statement, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our expected future financial results and our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, cash flows, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Information Statement may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Such risks or uncertainties may also give rise to future claims and increase exposure to contingent liabilities. These risks and uncertainties arise from (among other factors) the following:

•	general economic and business conditions, both nationally and in our international markets;

•	our expectations and estimates concerning future financial performance, financing plans and the impact of competition;

•	anticipated trends in our business, including healthcare reform in the United States, increased pricing pressure from our competitors or hospitals and changes in third-party payment systems;

•	physicians’ willingness to adopt our recently launched and planned products, customers’ continued willingness to pay for our products and third-party payors’ willingness to provide or continue reimbursement for any of our products and our ability to secure regulatory approval for products in development;

•	existing and future regulations affecting our business, both in the United States and internationally, and enforcement of those regulations;

•	anticipated demand for our products and our ability to produce our products in sufficient quantities to meet sales demands;

•	our ability to maintain and expand our marketing and sales networks;

•	our ability to successfully develop new products;

•	our ability to support the safety and efficacy of our products with long-term clinical data;

•	our ability to obtain additional debt and equity financing to fund capital expenditures and working capital requirements and acquisitions;

•	our dependence on a limited number of third-party suppliers for components and raw materials;

•	our ability to protect our intellectual property, including unpatented trade secrets, and to operate without infringing or misappropriating the proprietary rights of others;

•	our ability to complete acquisitions, integrate operations post-acquisition and maintain relationships with customers of acquired entities;

•	consummation of the separation and distribution and our operation as a separate public company post-distribution; and

•	other risk factors described in the section entitled “Risk Factors” in this report.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Information Statement.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Information Statement to conform these statements to actual results or to changes in our expectations.

You should read this Information Statement and the documents that we reference in this Information Statement and have filed with the SEC as exhibits to the Registration Statement on Form 10 of which this Information Statement is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

THE SPIN-OFF

General

The board of directors of Integra, our indirect parent company, has authorized the announcement of a plan to spin off SeaSpine as an independent, publicly traded company, to be accomplished by means of a pro rata dividend of all of our common stock to Integra’s stockholders as of the record date. Following the spin-off, Integra will no longer own any equity interest in us, and we will operate as an independent, publicly traded company. We have applied to list our common stock on the NASDAQ Global Market under the symbol “SPNE.”

We were incorporated as a Delaware corporation on February 12, 2015. We currently do not have any material assets or liabilities, nor do we engage in any business or other activities and, other than in connection with and in anticipation of the spin-off, will not acquire or incur any material assets or liabilities, nor will we separately engage in any business or other activities, in each case prior to the spin-off. The domestic and international operations associated with Integra’s orthobiologics and spinal fusion hardware businesses have historically been conducted primarily through SeaSpine, Inc., Theken Spine, LLC and IsoTis and its subsidiaries. In addition, certain of our sales and distribution activities have been conducted through Integra LifeSciences Sales LLC. In connection with and prior to the spin-off, Integra will contribute or otherwise convey to SeaSpine Orthopedics Corporation, among other things, all of the outstanding equity interests in SeaSpine, Inc., Theken Spine, LLC and IsoTis, and certain of the assets of Integra LifeSciences Sales LLC related to the orthobiologics and spinal fusion hardware businesses. Then, in the contribution, the stock of SeaSpine Orthopedics Corporation will be contributed to us. After the spin-off, Integra will continue to own and operate its orthopedic and tissue technologies and specialty surgical solutions businesses as a separate and independent, publicly traded company.

We currently have one class of authorized common stock. All of our issued and outstanding common stock is owned by Integra LifeSciences Corporation, a direct, wholly owned subsidiary of Integra and no shares of preferred stock are outstanding. All shares of our common stock currently outstanding are fully paid and non-assessable, not subject to redemption and without preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of stock or securities. We expect approximately              million shares of our common stock will be distributed in the spin-off based on the number of shares of Integra common stock we expect to be outstanding on the record date.

On July 1, 2015, the distribution date, each stockholder holding shares of Integra common stock that were outstanding as of 5:00 p.m., Eastern Time, on June 19, 2015, the record date, will be entitled to receive, in respect of three shares of Integra common stock, one share of SeaSpine common stock, as described below. Immediately following the distribution, Integra’s stockholders will own 100% of the outstanding common stock of SeaSpine, and Integra will not hold any of our outstanding capital stock. You will not be required to make any payment, surrender or exchange your common shares of Integra or take any other action to receive your shares of SeaSpine common stock.

Holders of Integra common stock will continue to hold their shares in Integra. We do not require and are not seeking a vote of Integra’s stockholders in connection with the spin-off, and Integra’s stockholders will not have any dissenters’ rights or appraisal rights in connection with the spin-off.

Before the distribution, we will enter into the Separation Agreement and other agreements with Integra to effect the distribution and provide a framework for our relationship with Integra after the distribution. These agreements will govern the relationship between Integra and us up to and subsequent to the completion of the distribution. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements between Integra and SeaSpine Relating to the Separation” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off.”

The distribution of shares of our common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. In addition, Integra has the right not to complete the spin-off if, at any time prior to the distribution, its board of directors determines, in its sole discretion, that the spin-off is not in the best interests of Integra or its stockholders, or that it is not advisable for us to separate from Integra. For a more detailed description of these conditions, see “—Conditions to the Spin-Off” below.

Reasons for the Spin-Off

On October 29, 2014, Integra’s board of directors approved the announcement of a plan to separate SeaSpine from Integra as a new, publicly traded medical technology company focused on the design, development and commercialization of surgical solutions for the treatment of patients suffering from spinal disorders. Integra’s board of directors’ based this determination, in part, on its belief that the tax-free distribution of SeaSpine shares to Integra stockholders is the most efficient manner to separate our business from Integra’s other medical technology businesses. Integra’s board of directors also believes separating us from Integra would provide financial, operational and managerial benefits to both Integra and us, including, but not limited to, the following:

•	Strategic Focus. We and Integra are distinct, complex enterprises with different opportunities, challenges, strategies and means of doing business. We believe the spin-off will allow each independent company to design and implement corporate strategies that are based on the industries that it serves and its specific business characteristics.

•	Focused Management. We believe that the separation will allow executive management of each company to better allocate and focus resources on the development and implementation of corporate strategies and initiatives that are targeted to the specific business characteristics of the respective companies without the need to consider the effect that those decisions could have on the other company. The separation will provide each company with the flexibility needed to pursue its own goals and serve its own needs.

•	Improved Management Incentive Tools. We expect to use equity-based incentive awards to compensate current and future employees. Equity-based incentive awards granted to our employees, officers and directors following the distribution will be tied directly to the performance of our orthobiologics and spinal fusion business, providing employees with incentives linked to the achievement of our performance objectives. We believe that offering equity compensation tied directly to our performance will assist in attracting and retaining qualified personnel. For Integra, separating the businesses will provide its management with the flexibility to adopt compensation policies tied to its own performance objectives.

•	Direct Access to Capital and Tailored Capital Structure. We believe that as a stand-alone company we can better attract investors with the opportunity to invest solely in the orthobiologics and spinal fusion hardware business, which will enhance our ability to directly access the debt and equity capital markets to fund our growth strategy and to establish a capital structure tailored to our business needs. We believe that this ability will expand our investor base and increase our equity valuation. In addition, we believe that the separation will enhance our ability to raise capital needed to take advantage of growth opportunities, including possible future stock issuances as a result of creating our own independent, publicly traded stock.

•	Ability to Use Equity as Consideration for Acquisitions. The spin-off will provide each of Integra and us with enhanced flexibility to use our respective stock as consideration in pursuing certain financial and strategic objectives, including mergers and acquisitions involving other companies or businesses engaged in our respective industries. We believe that we will be able to more easily facilitate future strategic transactions with businesses in our industry through the use of our stand-alone stock as consideration. Although we have no current plans to engage in a merger or similar transaction with any particular company, we believe that potential targets in our industry may be more interested in receiving stock of a company, the value of which is tied directly to the orthobiologics and spinal fusion hardware business, rather than stock of a more diversified company in which value is tied to a number of other businesses in addition to the orthobiologics and spinal fusion hardware business.

In addition, the Integra board of directors believes that public market participants may not fully understand or properly value each of Integra’s business units as the company is currently constructed, and it is more difficult to compare Integra to companies that primarily operate in only one of these business lines. As a result, the Integra board of directors believes that (i) by separating us from Integra and creating an independent company focused on orthobiologics and spinal fusion products, it will be easier for investors and analysts to understand each business’s strengths and the future prospects of each company’s respective businesses; and (ii) over time, this could result in better stock price analysis and a higher aggregate value for our and Integra’s common stock on a combined basis, which could exceed the pre-spin-off value of Integra’s common stock. Additionally, Integra’s board of directors believes that a higher aggregate equity value will help facilitate some of the other business purposes of the spin-off, particularly by limiting the dilutive effect of equity issuances in connection with capital raising transactions, employee compensation arrangements, and business acquisitions. That said, we cannot assure you that, following the spin-off, the aggregate value of our common stock and Integra’s common stock will ever exceed the pre-spin-off value of Integra’s common stock, and it is possible that our common stock will come under initial selling pressure, which could adversely affect the value of our common stock for a period of time following the spin-off.

Integra’s board of directors also considered a number of potentially negative factors in evaluating the separation, including, in the case of both companies, increased operating costs, disruptions to the businesses as a result of planning for the separation and the separation itself, the risk of being unable to achieve expected benefits from the separation, the risk of being unable to successfully complete operational transfers, including distribution activities and ERP systems and the cost to complete those activities, the risk that the separation might not be completed, the initial costs of the separation and the risk that the common stock of one or both companies may come under initial selling pressure if investors are not interested in holding an investment in one or both businesses following the separation.

Integra’s board of directors considered several factors that could have a negative effect on Integra in particular as a result of the separation, including that the separation would eliminate from Integra the valuable businesses of SeaSpine in a transaction that produces no direct economic consideration for Integra and the limitations placed on Integra as a result of the Tax Matters Agreement and other agreements it is expected to enter into with SeaSpine in connection with the spin-off. Because we will no longer be a wholly owned subsidiary of Integra, the distribution also will affect the terms of, or limit the incentive for, or the ability of Integra to pursue, cross-company business transactions and initiatives with SeaSpine since, as separate public companies, such transactions and initiatives will need to be assessed by each company in light of its respective strategic priorities and objectives. Finally, following the distribution, Integra and its remaining businesses will need to absorb certain corporate and administrative costs previously allocated in part to the orthobiologics and spinal fusion hardware business.

Integra’s board of directors also considered certain aspects of the separation that may be adverse to SeaSpine, including the loss of the ability to obtain capital resources from Integra or pursue cross-company business transactions, the limitations placed on SeaSpine as a result of the Tax Matters Agreement and other agreements it is expected to enter into with Integra in connection with the spin-off, and the ongoing costs of our operating as a separate, publicly traded company. In addition, SeaSpine’s common stock may come under temporary selling pressure in the short-term period following the spin-off as certain Integra stockholders may sell their shares in SeaSpine because SeaSpine, as a separate business, does not fit their investment priorities, such as minimum market capitalization requirements, projected growth rates or specific business sector focus requirements. Moreover, certain other near-term factors such as a lack of historical financial and performance data as an independent company may initially limit investors’ ability to appropriately value SeaSpine’s common stock. See “Risk Factors—Risks Relating to Owning Our Common Stock—The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.”

Notwithstanding these potentially negative factors, however, the board of directors of Integra determined that the separation was the best alternative to enhance stockholder value taking into account the factors discussed above.

Manner of Effecting the Spin-Off

The distribution will be effective as of 5:00 p.m., Eastern Time, on July 1, 2015, the distribution date. As a result of the spin-off, on the distribution date, each Integra stockholder will receive one share of SeaSpine common stock for every three shares of Integra common stock owned by such holder and outstanding as of the record date. In order to receive shares of our common stock in the spin-off, an Integra stockholder must be a stockholder at 5:00 p.m., Eastern Time, on June 19, 2015. The distribution will be pro rata to stockholders holding shares of Integra common stock that are outstanding as of the record date.

INTEGRA STOCKHOLDERS WILL NOT BE REQUIRED TO PAY FOR SHARES OF OUR COMMON STOCK RECEIVED IN THE DISTRIBUTION, OR TO SURRENDER OR EXCHANGE SHARES OF INTEGRA COMMON STOCK IN ORDER TO RECEIVE OUR COMMON STOCK, OR TO TAKE ANY OTHER ACTION IN CONNECTION WITH THE DISTRIBUTION. NO VOTE OF INTEGRA STOCKHOLDERS IS REQUIRED OR SOUGHT IN CONNECTION WITH THE DISTRIBUTION, AND INTEGRA STOCKHOLDERS HAVE NO DISSENTERS’ RIGHTS OR APPRAISAL RIGHTS IN CONNECTION WITH THE DISTRIBUTION.

See “—Material U.S. Federal Income Tax Consequences” for an explanation of the material U.S. federal income tax consequences of the separation.

Fractional shares of our common stock will not be issued to Integra stockholders as part of the distribution or credited to book-entry accounts. In lieu of receiving fractional shares, each holder of Integra common stock who would otherwise be entitled to receive a fractional share of our common stock will receive cash for the fractional interest, which generally will be taxable to such holder. Each stockholder should have a maximum of less than one fractional share pursuant to this transaction. The transfer agent will, as soon as practicable after the distribution date, aggregate fractional shares of our common stock into whole shares and sell them in the open market at the prevailing market prices and distribute the aggregate proceeds, net of brokerage fees, ratably to Integra stockholders otherwise entitled to fractional interests in our common stock. The amount of such payments will depend on the prices at which the aggregated fractional shares are sold by the transfer agent in the open market shortly after the distribution date. None of Integra, SeaSpine or the transfer agent will guarantee any minimum sale price for the fractional shares of our common stock. Neither we nor Integra will pay any interest on the proceeds from the sale of fractional shares.

If you own shares of Integra common stock as of the close of business on the record date, the shares of SeaSpine common stock that you are entitled to receive will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in the distribution. If you sell shares of Integra common stock in the market up to and including the distribution date, however, you may be selling your right to receive shares of SeaSpine common stock in the distribution.

Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your shares of Integra common stock and you are the registered holder of the Integra shares represented by those certificates, the transfer agent will mail to you an account statement that indicates the number of shares of SeaSpine common stock that have been registered in book-entry form in your name. See “—Results of the Separation; Listing of SeaSpine Common Stock and Trading of Integra Common Stock.”

Most Integra stockholders hold their shares of Integra common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your shares of Integra common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of SeaSpine common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” we encourage you to contact your bank or brokerage firm at any time following the approval of the separation.

Assuming approximately 33 million shares of Integra common stock are outstanding as of the record date, the number of shares of SeaSpine common stock to be distributed, and the number of shares of SeaSpine which will be outstanding immediately following the separation, will be approximately 11 million. The separation will not affect the number of outstanding shares of Integra common stock or any rights of Integra’s stockholders.

Conditions to the Spin-Off

The distribution is subject to the satisfaction or waiver of a number of conditions, including the following:

•	the board of directors of Integra, in its sole discretion, will have authorized and approved the spin-off and not withdrawn such authorization and approval, and will have declared the dividend of our common stock to Integra stockholders;

•	the SEC will have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, and no stop order relating to the Registration Statement on Form 10 shall be in effect;

•	we will have mailed this Information Statement to the holders of record of Integra common stock on the record date;

•	the Separation Agreement and each other agreement to be executed in connection with the spin-off will have been executed by each party thereto and no party will be in material breach of any such agreement;

•	our common stock will have been accepted for listing on a national securities exchange approved by Integra, subject to official notice of issuance;

•	the receipt of an opinion from Latham & Watkins LLP by Integra, in form and substance satisfactory to Integra, substantially to the effect that (i) the internal distribution will constitute a reorganization under Sections 355 and 368(a)(1)(D) of the Code and (ii) the cash contribution, together with the distribution, will constitute a reorganization under Sections 355 and 368(a)(1)(D) of the Code;

•	SeaSpine’s amended and restated certificate of incorporation and amended and restated bylaws, each in substantially the form filed as exhibits to the Registration Statement on Form 10 of which this Information Statement is a part, are in effect;

•	all actions and filings necessary or appropriate under applicable federal or state laws in connection with the spin-off will have been taken;

•	no order, injunction or decree that would prevent the consummation of the distribution is threatened, pending or issued (and still in effect) by any governmental authority of competent jurisdiction, no other legal restraint or prohibition preventing consummation of the distribution is pending, threatened, issued or in effect and no other event has occurred or failed to occur that prevents the consummation of the distribution; and

•	any material governmental approvals and other consents necessary to consummate the spin-off have been obtained.

The fulfillment of the foregoing conditions will not create any obligation on Integra’s part to effect the spin-off. Except as described in the foregoing conditions, we are not aware of any material federal or state regulatory requirements that must be complied with or any material approvals that must be obtained. Integra has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Integra determines, in its sole discretion, that the spin-off is not in the best interests of Integra or its stockholders, or that it is not advisable for us to separate from Integra.

Results of the Separation; Listing of SeaSpine Common Stock and Trading of Integra Common Stock

There is not currently a public market for our common stock. We have applied to list SeaSpine’s common stock on the NASDAQ Global Market under the symbol “SPNE.” We expect that a “when-issued” market in SeaSpine common stock could develop shortly prior to the record date, and we will announce the when-issued trading symbol of SeaSpine when and if it becomes available. “When-issued trading” refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for the SeaSpine common stock that will be distributed to Integra stockholders on the distribution date. If you own shares of Integra common stock at the close of business on the record date, you will be entitled to shares of SeaSpine common stock distributed pursuant to the separation. You may trade this entitlement to shares of SeaSpine common stock, without the shares of Integra common stock you own, on the when-issued market. On the first trading day following the distribution date, we expect that when-issued trading with respect to SeaSpine common stock will end and regular-way trading will begin.

It is also anticipated that, shortly prior to the record date and continuing up to and including the distribution date, there will be two markets for Integra common stock: a “regular-way” market and an “ex-distribution” market. Shares of Integra common stock that trade on the regular-way market will trade with an entitlement to shares of SeaSpine common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of SeaSpine common stock distributed pursuant to the distribution. Therefore, if you sell shares of Integra common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of SeaSpine common stock in the distribution. However, if you own Integra common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will still receive the shares of SeaSpine common stock that you would otherwise be entitled to receive pursuant to the distribution. If, for any reason, the distribution does not occur, “when-issued” and “ex-distribution” trades will be cancelled and, therefore, will not be settled.

We cannot assure you as to the price at which our common stock will trade before, on or after the distribution date and, depending upon a number of factors, some of which may be beyond our control, the price at which our common stock trades may fluctuate significantly. In addition, the combined trading prices of our common stock and Integra common stock held by stockholders after the distribution may be less than, equal to or greater than the pre-spin-off trading price of Integra common stock prior to the distribution.

The shares of our common stock distributed to Integra stockholders will be freely transferable, except for shares received by people who may have a special relationship or affiliation with us or shares subject to contractual restrictions. People who may be considered our affiliates after the distribution generally include individuals or entities that control, are controlled by, or are under common control with us and may include certain of our officers, directors and significant stockholders. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act, or an exemption from the registration requirements of the Securities Act, or in compliance with Rule 144 under the Securities Act.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences to Integra and to U.S. Holders (as defined below) of shares of Integra common stock in connection with the separation and distribution. This summary is based on the Code, the U.S. Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in effect as of the date hereof, and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

For purposes of this discussion, a U.S. Holder is a beneficial owner of Integra common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

This summary also does not discuss all tax considerations that may be relevant to holders in light of their particular circumstances, nor does it address the consequences to holders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or brokers in securities, commodities or currencies;

•	tax-exempt organizations;

•	banks, insurance companies or other financial institutions;

•	mutual funds;

•	regulated investment companies and real estate investment trusts;

•	a corporation that accumulates earnings to avoid U.S. federal income tax;

•	holders who hold individual retirement or other tax-deferred accounts;

•	holders who acquired shares of Integra common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	holders who own, or are deemed to own, at least 10% or more, by voting power or value, of Integra equity;

•	holders who hold Integra common stock as part of a hedge, appreciated financial position, straddle, constructive sale, conversion transaction or other risk reduction transaction;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	holders who have a functional currency other than the U.S. dollar;

•	holders who are subject to the alternative minimum tax; or

•	partnerships or other pass-through entities or investors in such entities.

This summary does not address the U.S. federal income tax consequences to Integra stockholders who do not hold shares of Integra common stock as a capital asset or to Integra stockholders who are not U.S. Holders. Moreover, this summary does not address any state, local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares of Integra common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Integra common stock should consult their own tax advisors regarding the tax consequences of the distribution.

INTEGRA STOCKHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION.

Distribution

Integra expects to receive an opinion from the law firm of Latham & Watkins LLP substantially to the effect that for U.S. federal income tax purposes, (i) the internal distribution will constitute a reorganization under Sections 355 and 368(a)(1)(D) of the Code and (ii) the cash contribution, together with the distribution, will constitute a reorganization under Sections 355 and 368(a)(1)(D) of the Code. Based on this tax treatment, for U.S. federal income tax purposes:

•	no material gain or loss will be recognized by Integra as a result of the foregoing;

•	no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder of Integra common stock, solely as a result of the receipt of SeaSpine common stock in the distribution;

•	the aggregate tax basis of the shares of Integra common stock and shares of SeaSpine common stock in the hands of a U.S. Holder of Integra common stock immediately after the distribution will be the same as the aggregate tax basis of the shares of Integra common stock held by the holder immediately before the distribution, allocated between the shares of Integra common stock and shares of SeaSpine common stock, including any fractional share interest for which cash is received, in proportion to their relative fair market values on the date of the distribution;

•	the holding period with respect to shares of SeaSpine common stock received by a U.S. Holder of Integra common stock will include the holding period of its shares of Integra common stock; and

•	a U.S. Holder of Integra common stock who receives cash in lieu of a fractional share of SeaSpine common stock in the distribution will be treated as having sold such fractional share for cash and generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such holder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the holder’s holding period for its shares of Integra common stock exceeds one year.

Holders should note that the opinion that Integra expects to receive from Latham & Watkins LLP will be based on certain facts and assumptions, and certain representations and undertakings, from us and Integra, and is not binding on the IRS or the courts. If any of the facts, representations, assumptions or undertakings relied upon in the opinion is not correct, is incomplete or has been violated, our ability to rely on the opinion of counsel could be jeopardized. However, we are not aware of any facts or circumstances that would cause these facts, representations or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

If, notwithstanding the conclusions that we expect to be included in the opinion, the distribution is ultimately determined to be taxable to Integra for U.S. federal income tax purposes, then Integra would recognize a gain in an amount equal to the excess of the fair market value of SeaSpine common stock distributed to Integra stockholders on the distribution date over Integra’s tax basis in such shares.

Moreover, Integra could incur significant U.S. federal income tax liabilities if it is ultimately determined that the internal distribution does not qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code.

Even if the internal distribution and the cash contribution, together with the distribution, otherwise qualify as reorganizations under Sections 355 and 368(a)(1)(D) of the Code, the internal distribution and the distribution may result in corporate-level taxable gain to Integra under Section 355(e) of the Code if there is a 50% or greater change in ownership, by vote or value, of our stock or Integra’s stock occurring as part of a plan or series of related transactions that includes the internal distribution or the distribution. For this purpose, any acquisitions or issuances of Integra’s stock within two years before the distribution, and any acquisitions or issuances of SeaSpine’s stock or Integra’s stock within two years after the distribution, are generally presumed to be part of such a plan, although we or Integra may be able to rebut that presumption. If an acquisition or issuance of our stock or Integra stock triggers the application of Section 355(e) of the Code, Integra would recognize taxable gain as described above and such gain would be subject to U.S. federal income tax.

In addition, if the distribution is determined to be taxable to the Integra stockholders for U.S. federal income tax purposes, each U.S. Holder who receives shares of SeaSpine common stock in the distribution would be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock that was distributed to the holder. Specifically, the full value of our common stock distributed to a U.S. Holder generally would be treated first as a taxable dividend to the extent of the holder’s pro rata share of Integra’s current and accumulated earnings and profits, then as a non-taxable return of capital to the extent of the holder’s basis in the Integra stock, and finally as capital gain from the sale or exchange of Integra stock with respect to any remaining value.

U.S. Treasury regulations generally provide that if a U.S. Holder of Integra common stock holds different blocks of Integra common stock (generally shares of Integra common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of Integra common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of SeaSpine common stock received in the distribution in respect of such block of Integra common stock and such block of Integra common stock, in proportion to their respective fair market values, and the holding period of the shares of SeaSpine common stock received in the distribution in respect of such block of Integra common stock will include the holding period of such block of Integra common stock, provided that such block of Integra common stock was held as a capital asset on the distribution date. If a U.S. Holder of Integra common stock is not able to identify which particular shares of SeaSpine common stock are received in the distribution with respect to a particular block of Integra common stock, for purposes of applying the rules described above, the U.S. Holder may designate which shares of SeaSpine common stock are received in the distribution in respect of a particular block of Integra common stock, provided that such designation is consistent with the terms of the distribution. Holders of Integra common stock are encouraged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

Tax Matters Agreement

In connection with the distribution, we and Integra will enter into the Tax Matters Agreement pursuant to which we will agree to be responsible for certain liabilities and obligations following the distribution. In general, under the terms of the Tax Matters Agreement, in the event the internal distribution or the distribution were to fail to qualify as a transaction that is tax-free under Section 355 of the Code (including as a result of Section 355(e) of the Code) and if such failure were the result of actions taken after the distribution by Integra or us, the party responsible for such failure would be responsible for all taxes imposed on Integra to the extent such taxes result from such actions. For a more detailed discussion, see “Certain Relationships and Related Party Transactions—Agreements between Integra and SeaSpine Relating to the Separation—Tax Matters Agreement.” If we are required to indemnify Integra and its subsidiaries and their respective officers and directors under the circumstances set forth in the Tax Matters Agreement, we may be subject to substantial liabilities.

Information Reporting and Backup Withholding

U.S. Treasury regulations require certain stockholders who receive stock in a distribution to attach to their U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution. In addition, payments of cash to an Integra stockholder in lieu of fractional shares of SeaSpine common stock in the distribution may be subject to information reporting and backup withholding (currently at a rate of 28 percent), unless the stockholder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a stockholder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. EACH INTEGRA STOCKHOLDER IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

Treatment of Integra Equity Awards

Stock Options

Each Integra stock option that was granted prior to 2015 will be split into two options which will include an Integra stock option and a SeaSpine stock option. Following the distribution, the combined intrinsic value of the resulting Integra and SeaSpine stock options should approximately equal the intrinsic value as of immediately prior to the distribution of the underlying Integra stock option. Integra stock options granted in 2015 are held only by individuals who will be employed or engaged by Integra or its affiliates following the distribution. Therefore, each Integra stock option that was granted in 2015 will be adjusted solely into an Integra stock option with an intrinsic value approximately equal to the intrinsic value of the underlying Integra stock option.

Contract Stock

Each outstanding Integra contract stock award held by an individual who will continue to be employed or engaged by Integra or its affiliates following the distribution will be adjusted to cover a number of Integra shares such that the pre-distribution value of the Integra contract stock award is approximately preserved. However, each contract stock award held by Peter Arduini will be split into two contract stock awards, which will include an Integra contract stock award and a SeaSpine contract stock award, based on the distribution ratio. Each Integra contract stock award held by an individual who will be employed or engaged by SeaSpine or its affiliates following the distribution will be converted into a SeaSpine contract stock award covering a number of SeaSpine shares such that the pre-distribution value of the underlying Integra contract stock award is approximately preserved.

Restricted Stock

Each Integra restricted stock award held by an individual who will continue to be employed or engaged by Integra or its affiliates following the distribution will be adjusted to cover a number of Integra shares such that the pre-distribution value of the Integra restricted stock award is approximately preserved. Each Integra restricted award held by an individual who will be employed or engaged by SeaSpine or its affiliates following the distribution will be converted into a SeaSpine restricted stock award covering a number of SeaSpine shares such that the pre-distribution value of the underlying Integra restricted stock award is approximately preserved.

Performance Stock

Each Integra performance stock award held by an individual who will be employed or engaged by Integra or its affiliates following the distribution will be adjusted to cover a number of Integra shares such that the pre-distribution value of the Integra performance stock award is approximately preserved. Each Integra performance stock award held by an individual who will be employed or engaged by SeaSpine or its affiliates following the distribution will be converted into a time-vesting SeaSpine equity award covering a number of SeaSpine shares such that the pre-distribution value of the underlying Integra performance stock award is approximately preserved.

General Terms of Adjusted Awards

The adjusted Integra equity awards and SeaSpine equity awards generally will be subject to the same terms and conditions, including the same vesting and share payment timing provisions, as applied to the applicable Integra awards immediately prior to the distribution. However, Integra performance stock awards held by individuals who will be employed or engaged by SeaSpine or its affiliates following the distribution will be converted into a time-vesting only SeaSpine equity award. Following the distribution, continued employment or service at Integra or SeaSpine, as applicable, will satisfy any continued employment or other continued service requirement for purposes of both the adjusted Integra and SeaSpine equity awards.

In addition, if an individual will remain in employment or service with Integra following the distribution, and such individual’s pre-distribution Integra stock option (or, with respect to Mr. Arduini, his contract stock awards) is subject to accelerated vesting provisions triggered either (i) by reference to a termination of employment or service with Integra (or its affiliates) and/or (ii) in connection with a change in control of Integra, the SeaSpine award granted in connection with the distribution with respect to such pre-distribution Integra award will be subject to the same acceleration provisions in connection with a termination of employment or service with Integra or its affiliates and/or a change in control of Integra (as applicable).

Reason for Furnishing this Information Statement

This Information Statement is being furnished solely to provide information to Integra stockholders who will receive shares of SeaSpine common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities or any securities of Integra, nor is it to be construed as a solicitation of proxies in respect of the proposed distribution or any other matter. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither we nor Integra undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

DIVIDEND POLICY

We currently do not anticipate paying any cash dividends in the foreseeable future. Instead, we anticipate that all of our earnings will be used to provide working capital, to support our operations and to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. In addition, if we were to enter into a credit facility in the future, we anticipate that the terms of such facility could limit or prohibit our ability to pay dividends.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table sets forth selected historical financial data for the orthobiologics and spinal fusion hardware business of Integra which will be transferred to SeaSpine prior to the distribution, for the periods indicated below. The combined statements of operations data for the years ended December 31, 2014, 2013 and 2012 and the combined balance sheet data as of December 31, 2014 and 2013 are derived from the audited combined financial statements of the orthobiologics and spinal fusion hardware business of Integra, which are included elsewhere in this information statement. The unaudited combined balance sheet data as of December 31, 2012 has been carved out from the underlying financials of Integra’s records. The combined statement of operations data for the three months ended March 31, 2015 and 2014 and the combined balance sheet data as of March 31, 2015 have been derived from the unaudited combined financial statements of the orthobiologics and spinal fusion hardware business of Integra, which are included elsewhere in this information statement. The unaudited combined financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments necessary to state fairly our results of operations for the three months ended March 31, 2015 and 2014 and our financial position as of March 31, 2015.

Our historical combined financial statements include certain expenses of Integra that were allocated to us for certain functions. These include shared services and infrastructure provided by Integra to us, such as costs of information technology, including the costs of a multi-year global ERP implementation, accounting and legal services, real estate and facilities, corporate advertising, insurance services and related treasury and other corporate and infrastructure services. These costs may not be representative of the future costs we will incur as an independent, publicly traded company. In addition, our historical combined financial statements do not reflect changes that we expect to experience in the future as a result of the spin-off, including changes in our cost structure, personnel needs, tax structure, financing and business operations. Consequently, the historical combined financial information included here may not necessarily reflect our financial position and results of operations or what our financial position and results of operations would have been had we been an independent, publicly traded company during the periods presented or be indicative of SeaSpine’s future performance as an independent company. The selected historical financial data should be read in conjunction with the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited combined financial statements and corresponding notes included elsewhere in this information statement.

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012
			(In thousands)
Combined Statements of Operations Data:
Total revenue, net	$32,314	$34,175	$138,695	$146,586	$147,510
Cost of goods sold	12,601	12,595	56,714	55,532	54,856

Gross profit	19,713	21,580	81,981	91,054	92,654
Operating expenses:
Selling, general and administrative	25,051	22,008	88,213	93,009	94,747
Research and development	1,582	2,192	8,527	9,893	12,269
Intangible amortization	1,397	1,399	5,590	5,598	5,716

Total operating expenses	28,030	25,599	102,330	108,500	112,732
Operating loss	(8,317)	(4,019)	(20,349)	(17,446)	(20,078)
Other expense, net	(721)	(8)	(269)	(4,556)	(8,194)

Loss before income taxes	(9,038)	(4,027)	$(20,618)	$(22,002)	$(28,272)
Provision for income taxes	860	1,533	3,927	3,744	2,152

Net loss	$(9,898)	$(5,560)	$(24,545)	$(25,746)	$(30,424)

	As of March 31, 2015	As of December 31,
		2014	2013	2012
		(In thousands)
Combined Balance Sheet Data:
Working capital	$22,628	$28,664	$37,857	$36,871
Total assets	$137,080	$139,642	$153,493	$157,387
Total liabilities	$51,157	$48,358	$41,998	$163,011
Invested equity	$85,923	$91,284	$111,495	$(5,624)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis presented below refer to and should be read in conjunction with the audited combined financial statements and the corresponding notes and the selected historical combined financial data, each included elsewhere in this information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Please see the “Risk Factors” section for a discussion of the uncertainties, risks and assumptions associated with these statements.

Separation from Integra

On November 3, 2014, Integra announced its plan to spin off its orthobiologics and spinal fusion hardware business. The spin-off will create a separate, independent, publicly traded medical technology company focused on the design, development and commercialization of surgical solutions for the treatment of patients suffering from spinal disorders. As part of the separation, Integra plans to transfer the assets, liabilities and operations of its orthobiologics and spinal fusion hardware business on a global basis to SeaSpine.

Our historical combined financial statements have been prepared on a stand-alone basis and are derived from Integra’s consolidated financial statements and accounting records. Therefore, these financial statements reflect, in conformity with accounting principles generally accepted in the United States, our financial position, results of operations, comprehensive loss and cash flows as the business was historically operated as part of Integra prior to the distribution. They may not be indicative of our future performance and do not necessarily reflect what our combined results of operations, financial condition and cash flows would have been had we operated as a separate, publicly traded company during the period presented, particularly since we expect that many changes will occur in our operations and capitalization as a result of the separation from Integra.

The combined financial statements include the attribution of certain assets and liabilities that have historically been held at the Integra corporate level but which are specifically identified or attributable to us. However, cash held by Integra was not attributed to us. Integra’s debt and related interest expense also have not been allocated to us for any of the periods presented since we are not the legal obligor of the debt and Integra’s borrowings were not directly attributable to us. Integra manages cash centrally and substantially all cash generated by our business is assumed to be remitted to Integra. The total net effect of the settlement of these related-party transactions is reflected in the combined statement of cash flows as a financing activity and in the combined balance sheet as Integra net investment in us.

Our combined statement of operations includes our direct expenses for cost of goods sold, research and development, sales and marketing, distribution, and administration as well as allocations of expenses arising from shared services and infrastructure provided by Integra to us, such as costs of information technology, including the costs of a multi-year global ERP implementation, accounting and legal services, real estate and facilities, corporate advertising, insurance services and related treasury, and other corporate and infrastructure services. In addition, other costs allocated to us include restructuring costs, share-based compensation expense and retirement plan expenses related to Integra’s corporate and shared services employees. These operating expenses are allocated to us using estimates that we consider to be a reasonable reflection of the utilization of services provided to or benefits received by us. We expect, however, that the actual expenses that we would have incurred had we been operating as a separate, publicly traded company for the period presented would have been lower, in the aggregate, as they would not include the allocation of the multi-year ERP implementation and other corporate strategic initiatives of Integra in place at the time. The allocation methods include pro-rata basis of revenue, standard cost of sales or other measures.

We expect that Integra will continue to provide some of these services related to these functions on a transitional basis for a fee. These services will be received under the Transition Services Agreement described in “Certain Relationships and Related Party Transactions.” In addition, certain costs associated with the Supply Agreements may be at materially different terms than those currently incurred at Integra. Also, we expect to incur costs as an independent, publicly traded company following the distribution that are different from the costs historically allocated to us by Integra. We expect these incremental costs to be lower, in the aggregate, than those historically allocated to us by Integra and estimate those to be $12.0 million to $14.0 million on an annual pre-tax basis.

We incurred $2.3 million for non-recurring transaction and pre-separation costs related to the spin-off in 2014, and $4.8 million in the three months ended March 31, 2015. We expect to recognize additional non-recurring transaction and separation costs in 2015, which in the aggregate are currently estimated to range from $17.0 million to $23.0 million. These costs are expected to include, among other things, branding, legal, accounting and other advisory fees and other costs to separate and transition from Integra.

Overview

We are a global medical technology company focused on the design, development and commercialization of surgical solutions for the treatment of patients suffering from spinal disorders. We have a comprehensive portfolio of orthobiologics and spinal fusion hardware solutions to meet the varying combinations of products that neurosurgeons and orthopedic spine surgeons need to perform fusion procedures in the lumbar, thoracic and cervical spine. We believe this broad combined portfolio of orthobiologics and spinal fusion hardware products is essential to meet the “complete solution” requirements of our neurosurgeons and orthopedic spine surgeons.

SeaSpine was formed from the Integra orthobiologics and spinal fusion hardware business which Integra created to leverage its proprietary collagen-based bone graft substitute. In February 2007, Integra’s collagen ceramic matrix branded as Integra Mozaik™, an osteoconductive scaffold, was launched. It is now also marketed as OsteoStrux®, and will be rebranded as SeaSpine® Mozaik and IsoTis® Mozaik following the spin-off. We subsequently expanded through a series of acquisitions, including the October 2007 acquisition of IsoTis, a developer, manufacturer and marketer of orthobiologics solutions, including the Accell technology line of demineralized bone matrix products; the August 2008 acquisition of Theken, a developer, manufacturer and marketer of spinal fusion hardware and synthetic bone graft substitute products; and the May 2011 acquisition of SeaSpine, Inc., a developer, manufacturer and marketer of spinal fusion hardware products.

We report revenue in two product categories, orthobiologics and spinal fusion hardware. Our orthobiologics products consist of a broad range of advanced and traditional bone graft substitutes that are designed to improve bone fusion rates following a wide range of orthopedic surgeries, including spine, hip, and extremities procedures. Our spinal fusion hardware portfolio consists of an extensive line of products to facilitate spinal fusion in minimally invasive surgery (“MIS”), complex spine, deformity and degenerative procedures.

Our U.S. sales organization consists of regional business managers who oversee a broad network of independent orthobiologics and spine sales agents, to whom we consign and loan our products and pay commissions based on the sales of our products that they generate. These sales are generated by building and maintaining relationships with the neurosurgeons and orthopedic spine surgeons who use our products in surgeries or from the hospitals that order our products directly. Our international sales organization is composed of a sales management team that oversees a network of independent orthobiologics and spine stocking distributors in over 30 countries that purchase our products directly from us and independently sell them. For the year ended December 31, 2014, international sales accounted for approximately 10% of our revenue. We do not sell our products through or participate in PODs.

For the year ended December 31, 2014, our total revenue, net was $138.7 million and our net loss was $24.5 million. For the same period, our orthobiologics sales were $67.6 million, representing 48.7% of our total revenue, net and our spinal fusion hardware sales were $71.1 million, representing 51.3% of our total revenue, net. We expect to incur losses as we invest in the expansion of our business, primarily in marketing and research and development, in addition to increased general and administrative expenses due to our operation as an independent, publicly traded company. As of December 31, 2014, our cash balance was $0.7 million. As of May 26, 2015, we had approximately 295 employees.

Components of Our Results of Operations

Revenue

Our net sales are derived primarily from the sale of orthobiologics and spinal fusion hardware products across North America, Europe, Asia Pacific and Latin America. Sales are reported net of returns, group purchasing organization fees and other customer allowances.

In the United States, we generate most of our revenue by consigning our orthobiologics products and consigning or loaning our spinal fusion hardware sets to hospitals and independent sales agents, who in turn deliver them to the hospital for a single surgical procedure or leave them with hospitals that are high volume users for use in multiple procedures. The spinal fusion hardware sets typically contain the instruments, including disposables, and spinal implants required to complete a surgery. We ship replacement inventory to independent sales agents to replace the consigned inventory used in surgeries and maintain and replenish the loaned sets and return them to a hospital or independent sales agent for the next procedure. We recognize revenue on these consigned or loaned products when they have been used or implanted in a surgical procedure.

For all other transactions, including sales to international stocking distributors, we recognize revenue when the products are shipped to the customer or stocking distributor and the transfer of title and risk of loss occurs. There are generally no customer acceptance or other conditions that prevent us from recognizing revenue in accordance with the delivery terms.

Sales to and from other Integra subsidiaries and affiliates have historically been transacted under cost-plus pricing arrangements, which is consistent with Integra’s global transfer pricing policies. We expect to enter into the Supply Agreements with Integra prior to the distribution, pursuant to which Integra will provide us with certain raw materials and we will provide each other with finished product for further sale in the operation of each other’s business. The Supply Agreements are expected to modify our historical intercompany arrangements and reflect new, arm’s length pricing. See “Certain Relationships and Related Party Transactions—Agreements between Integra and SeaSpine Relating to the Separation.”

Cost of Goods Sold and Gross Margin

Cost of goods sold primarily consists of the costs of finished goods purchased directly from third parties or raw materials used in the manufacture of our products, plant and equipment overhead, labor costs, packaging costs, amortization of technology-related intangible assets and freight. The majority of our orthobiologics products are designed and manufactured internally. The cost of human tissue is a significant driver of the costs of goods sold and consequently our orthobiologics products carry lower gross margins than our spinal fusion hardware products. We rely on third-party suppliers to manufacture our spinal fusion hardware products, and we assemble them into surgical sets in-house. Other related costs include royalties, shipping, inspection and expired, excess and obsolete inventory charges. We expect our cost of goods sold to continue to increase in absolute dollars due primarily to increased sales volume.

Selling, General and Administrative Expense

Our selling, general and administrative (“SG&A”) expenses consist primarily of sales commissions to independent sales agents, payroll and other headcount related expenses, instrument set depreciation, stock-based compensation, the Medical Device Excise Tax, marketing expenses, supply chain and distribution, information technology, legal, human resources, insurance, finance, facilities, management and other allocated expenses. Selling related costs also include the cost of medical education, training and corporate communications activities.

We expect the amount of our SG&A expenses, excluding allocations, to increase as we hire additional personnel to support the growth of our business, continue to expand our product portfolio and add related sales and marketing personnel, and as we incur increased expenses as a result of being an independent, publicly traded company.

Research and Development Expense

Our research and development (“R&D”) expenses primarily consist of expenses related to the headcount for engineering, product development, clinical affairs and regulatory functions as well as consulting services, third-party prototyping services, outside research activities, materials production and other costs associated with development of our products. We expense R&D costs as they are incurred. We expect to incur additional R&D costs as we increase our investment in the design and commercialization of new products. While our R&D expenses fluctuate from period to period based on the timing of specific initiatives, we expect that the amount of these costs will increase over time as we continue to expand our product portfolio, add related personnel and conduct clinical activities.

Intangible Amortization

Our intangible amortization, including the amounts reported in cost of goods sold, consists of acquisition-related amortization and impairments related to product discontinuations. We may discontinue certain products in the future as we assess the profitability of our product lines. We expect total annual amortization expense (including amounts reported in cost of goods sold) to be approximately $7.9 million in 2015, $6.9 million in 2016, $5.8 million in 2017, $5.5 million in 2018 and $4.8 million in 2019.

Other Expense, Net

Other expense, net consists of non-operating items such as interest income, related-party interest expense on related-party loan activity, and foreign exchange transaction gains and losses on intercompany transactions and balances. Future interest expense will be determined by the amount and terms of any post-distribution borrowings.

Results of Operations

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012
			(In thousands, except percentages)
Total revenues, net	$32,314	$34,175	$138,695	$146,586	$147,510
Costs of goods sold	12,601	12,595	56,714	55,532	54,856

Gross profit	19,713	21,580	81,981	91,054	92,654
Gross margin %	61.0%	63.1%	59.1%	62.1%	62.8%
Operating Expenses:
Selling, general and administrative	25,051	22,008	88,213	93,009	94,747
Research and development	1,582	2,192	8,527	9,893	12,269
Intangible amortization	1,397	1,399	5,590	5,598	5,716

Total operating expenses	28,030	25,599	102,330	108,500	112,732

Operating loss	(8,317)	(4,019)	(20,349)	(17,449)	(20,078)
Other expense, net	(721)	(8)	(269)	(4,556)	(8,194)

Loss before income taxes	(9,038)	(4,027)	(20,618)	(22,002)	(28,272)

Provision for income taxes	860	1,533	3,927	3,744	2,152

Net loss	$(9,898)	$(5,560)	$(24,545)	$(25,746)	$(30,424)

Comparison of Years ended December 31, 2014 and 2013

Revenue

For the year ended December 31, 2014, total revenues decreased by $7.9 million, or 5.4%, to $138.7 million from $146.6 million for the year ended December 31, 2013.

	Year Ended December 31,
	2014	2013
	(In millions, except percentages)
Net Sales
Orthobiologics	$67.6	$66.7
% of net sales	49%	45%
Spinal Fusion Hardware	$71.1	$79.9
% of net sales	51%	55%

Total Net Sales	$138.7	$146.6

Orthobiologics revenues were $67.6 million for the year ended December 31, 2014, an increase of 1.4% from the year ended December 31, 2013. Increased sales volume in the U.S. market primarily drove revenue growth, although supply shortages in demineralized bone matrix products in the middle of 2014 and declines in international sales resulting from a product line discontinuation limited that growth. Pricing in the U.S. orthobiologics market was stable from 2013 to 2014.

Spinal fusion hardware revenues were $71.1 million for the year ended December 31, 2014, a decrease of 11.0% from the year ended December 31, 2013. Domestic sales saw decreases in both price and volume for existing products, although such decreases were partially offset by sales of new products launched in late 2013 and 2014. We expect that sales of these recently launched products and those expected to be launched in 2015 will continue to accelerate and will represent a greater proportion of our spinal fusion hardware sales in 2015. International sales decreased as a result of certain stocking orders from new stocking distributors in 2013 that did not recur in 2014.

The following table sets forth our revenue by geography for the years ended December 31, 2014 and 2013, respectively.

Net Sales by Geography

	Year Ended December 31,
	2014	2013
	(In millions)
United States	$124.4	$128.6
International	14.3	18.0

Total Net Sales	$138.7	$146.6

Cost of Goods Sold and Gross Margin

Costs of goods sold increased by $1.2 million, or 2.1%, to $56.7 million for the year ended December 31, 2014 compared to $55.5 million for the year ended December 31, 2013. Gross margin as a percentage of revenues was 59.1% for the year ended December 31, 2014 and 62.1% in the year ended December 31, 2013. The decrease in gross margin percentage from 2013 to 2014 resulted primarily from increased manufacturing costs and because our lower-margin orthobiologics products represented a greater percentage of our revenues.

Cost of goods sold in 2014 and 2013 included $0.3 million and $0.8 million, respectively, in fair value inventory purchase accounting adjustments recorded in connection with acquisitions and $2.6 million of amortization for technology-based intangible assets for the years ended December 31, 2014 and 2013. Allocations from Integra accounted for $1.3 million of expense for the year ended December 31, 2014 as compared to $1.2 million for the year ended December 31, 2013.

Selling, General and Administrative

SG&A expenses decreased by $4.8 million, or 5.2%, to $88.2 million for the year ended December 31, 2014 compared to $93.0 million for the year ended December 31, 2013, driven by lower sales commissions from fewer domestic sales, decreased instrument set depreciation and the impact of costs for structural optimization incurred in 2013 arising from the closure of our facilities in northeast Ohio. Allocations from Integra accounted for $17.6 million of expense for the year ended December 31, 2014 as compared to $17.4 million for the year ended December 31, 2013.

Research and Development

R&D expenses decreased by 13.8% to $8.5 million for the year ended December 31, 2014, compared to $9.9 million for the year ended December 31, 2013. The decrease in R&D expenses from 2013 to 2014 resulted mostly from a reduction in compensation-related costs because of planned and unplanned turnover in headcount and decreased external spending and project delays, in part because Integra decided to prioritize R&D spending in other areas of its business. Allocations from Integra accounted for $0.5 million of expense in 2014 as compared to $0.4 million in 2013. We expect that our future R&D expenses will increase as a percentage of revenues as we invest in additional product development headcount and programs.

Intangible Amortization

Amortization expense, excluding amounts reported in cost of goods sold for technology-based intangible assets, in the year ended December 31, 2014 was $5.6 million, relatively unchanged compared to the year ended December 31, 2013.

Other Expense, Net

Other expense, net was $0.3 million for the year ended December 31, 2014 compared to $4.6 million for the year ended December 31, 2013. Related-party interest expense for the year ended December 31, 2014 decreased $4.6 million primarily as a result of the capitalization of related-party loan activity which occurred in July of 2013. Future interest expense will be determined by the amount and terms of any post-distribution borrowings.

Income Taxes

We recorded income tax expense of $3.9 million and $3.7 million for the years ended December 31, 2014 and 2013, respectively. Our effective income tax rate was (19.0)% and (17.0)% of loss before income taxes for the years ended December 31, 2014 and 2013, respectively. See Note 7, “Income Taxes,” in our combined financial statements for a reconciliation of the United States federal statutory rate to our effective tax rate. We reported income tax expense in 2014 and 2013, despite the fact that we reported losses before income taxes, because our legal entity structure did not permit us to offset taxable losses generated by certain U.S. subsidiaries against the taxable income generated by another of our U.S. subsidiaries. There is no future tax benefit for such losses, because we have no assurance that future taxable income will be generated to allow for the recognition of such losses. In the future, we expect to make an election that will allow all of our companies to file a joint U.S. consolidated federal income tax return, such that taxable income and losses from all of our U.S. subsidiaries will be included in a single return.

We have recorded a valuation allowance of $83.5 million against the remaining $94.0 million of gross deferred tax assets recorded at December 31, 2014. This valuation allowance relates to deferred tax assets for which the Company does not believe it has satisfied the more likely than not threshold for realization. We do not anticipate additional income tax benefits through future reductions in the valuation allowance, as the valuation allowance relates largely to federal and state net operating losses that will not be available to the Company, because those losses have been recognized in the tax returns of Integra, which was profitable. However, if we determine that we would be able to realize more or less than the recorded amount of net deferred tax assets, we will record an adjustment to the deferred tax asset valuation allowance in the period such a determination is made. Our deferred tax asset valuation allowance increased $10.0 million in 2014 and $7.0 million in 2013.

At December 31, 2014 we had net operating loss carryforwards of $113.1 million for federal income tax purposes, and $57.6 million for state income tax purposes. These losses have been recognized in the tax returns of Integra, which was profitable, and will not be available to offset future taxable income after the distribution.

Comparison of Years ended December 31, 2013 and 2012

Revenue

For the year ended December 31, 2013, total revenues decreased by $1.3 million, or 0.9%, to $146.6 million from $147.5 million for the year ended December 31, 2012.

	Year Ended December 31,
	2013	2012
	(In millions, except percentages)
Net Sales
Orthobiologics	$66.7	$64.2
% of net sales	45%	43%
Spinal Fusion Hardware	$79.9	$83.3
% of net sales	55%	57%

Total Net Sales	$146.6	$147.5

Orthobiologics revenues were $66.7 million for the year ended December 31, 2013, an increase of 3.9% from the year ended December 31, 2012. The increase in sales primarily resulted from strong demand for demineralized bone matrix products, especially our third-generation products. Supply shortages in collagen ceramic matrix bone void fillers in the first half of 2013 adversely affected orthobiologics sales. International sales decreased slightly primarily because of slower sales in Latin American markets.

Spinal fusion hardware revenues were $79.9 million for the year ended December 31, 2013, a decrease of 4.1% from the year ended December 31, 2012. The decrease in revenues resulted from lower market demand and related pricing pressure, disruption arising from the integration of distribution activities and some independent sales agent turnover in the United States. International revenues increased primarily a result of an increase in stocking orders from new independent spinal fusion hardware stocking distributors in the Middle East and Africa and stocking orders for newly registered products in Europe.

The following table sets forth our revenue by geography for the years ended December 31, 2013 and 2012, respectively.

	Year Ended December 31,
	2013	2012
	(In millions)
United States	$128.6	$134.2
International	18.0	13.3

Total Net Sales	$146.6	$147.5

Cost of Goods Sold and Gross Margin

Costs of goods sold for the year ended December 31, 2013 increased by $0.7 million, or 1.2%, to $55.5 million compared to $54.8 million for the year ended December 31, 2012. Gross margin as a percentage of revenues was 62.1% for the year ended December 31, 2013 and 62.9% in the year ended December 31, 2012. Higher proportions of orthobiologics and international sales, which have lower gross margins, and higher allocations from Integra in 2013 drove the decrease in gross margin percentage, and were partially offset by a reduction in step-up amortization related to our SeaSpine and Theken acquisitions. Cost of goods sold for the years ended December 31, 2013 and 2012 included $0.8 million and $1.7 million, respectively, in fair value inventory purchase accounting adjustments recorded in connection with acquisitions and $2.6 million of other amortization for technology-based intangible assets for each of the years ended December 31, 2013 and 2012. Allocations from Integra accounted for $1.2 million of expense for the year ended December 31, 2013 as compared to $0.2 million for the year ended December 31, 2012.

Selling, General and Administrative

SG&A expenses decreased slightly to $93.0 million for the year ended December 31, 2013 from $94.7 million for the year ended December 31, 2012. The reduction in SG&A expenses primarily resulted from the consolidation of spinal fusion hardware facilities, including the closing of our facilities in northeast Ohio, the savings from which was partially reinvested in sales and marketing activities. Allocations from Integra accounted for $17.4 million of expense for the year ended December 31, 2013, as compared to $15.5 million for the year ended December 31, 2012, primarily driven by higher costs associated with Integra’s global ERP implementation.

Research and Development

R&D expenses decreased 19.4% to $9.9 million for the year ended December 31, 2013 compared to $12.3 million for the year ended December 31, 2012. The decrease in R&D expenses from 2012 to 2013 mostly resulted from the reduction in compensation-related costs arising from the consolidation of our hardware R&D efforts to Vista, California in late 2012. Integra also shifted investments to other areas of its business. Allocations from Integra were essentially flat at $0.4 million for the years ended December 31, 2013 and 2012.

Intangible Amortization

Amortization expense, excluding amounts reported in cost of goods sold for technology-based intangible assets, in the year ended December 31, 2013 decreased slightly to $5.6 million from $5.7 million for the year ended December 31, 2012.

Other Expense, Net

Other expense, net was $4.6 million for the year ended December 31, 2013, as compared to $8.2 million for the year ended December 31, 2012. Interest expense decreased $3.3 million for the year ended December 31,

2013 primarily as a result of the capitalization of related-party loan activity which occurred in July of 2013. Future interest expense will be determined by the amount and terms of any post-distribution future borrowings.

Income Taxes

We recorded income tax expense of $3.7 million and $2.2 million for the years ended December 31, 2013 and 2012, respectively. Our effective income tax rate was (17.0)% and (7.6)% of income before income taxes for the years ended December 31, 2013 and 2012, respectively. See Note 7, “Income Taxes,” in our combined financial statements for a reconciliation of the United States federal statutory rate to our effective tax rate. We reported income tax expense, despite the fact that we reported losses before income taxes, because our legal entity structure did not permit us to offset taxable losses generated by certain U.S. subsidiaries against the taxable income of another of our U.S. subsidiaries. There is no future tax benefit for such losses because we have no assurance that future taxable income will be generated to allow for the recognition of such losses. In the future, we expect to make an election that will allow all of our subsidiaries to join in the filing of a U.S. consolidated federal income tax return, such that taxable income and losses from all of our U.S. subsidiaries will be included in a single return.

We have recorded valuation allowances of $73.5 million and $66.5 million against the remaining $83.2 million and $75.4 million of gross deferred tax assets recorded at December 31, 2013 and December 31, 2012, respectively. These valuation allowances relate to deferred tax assets for which the Company does not believe it has satisfied the more likely than not threshold for realization. We do not anticipate additional income tax benefits through future reductions in the valuation allowances, as the valuation allowances relate largely to federal and state net operating losses that will not be available to the Company, due to the fact that those losses have been recognized in the tax returns of Integra, which was profitable. However, if we determine that we would be able to realize more or less than the recorded amount of net deferred tax assets, we will record an adjustment to the deferred tax asset valuation allowance in the period such a determination is made. Our deferred tax asset valuation allowance increased $7.0 million for the year ended December 31, 2013 and decreased $2.1 million for the year ended December 31, 2012 because of the expiration of foreign net operating losses.

At December 31, 2013 and December 31, 2012, we had net operating loss carryforwards of $75.4 million and $41.2 million, respectively, for federal income tax purposes, and $42.3 million and $28.9 million, respectively, for state income tax purposes. These losses have been recognized in the tax returns of Integra, which was profitable, and will not be available to offset future taxable income after the distribution.

Comparison of Three Months ended March 31, 2015 and 2014

Revenue

For the three months ended March 31, 2015, total revenues decreased by $1.9 million, or 5.4%, to $32.3 million from $34.2 million for the three months ended March 31, 2014.

	Three Months Ended March 31,
	2015	2014
	(In millions, except percentages)
Net Sales
Orthobiologics	$16.0	$16.2
% of net sales	50%	48%
Spinal Fusion Hardware	$16.3	$17.9
% of net sales	50%	52%

Total Net Sales	$32.3	$34.2

Orthobiologics revenues were $16.0 million for the three months ended March 31, 2015, roughly flat with the three months ended March 31, 2014. We experienced strong demand for demineralized bone matrix products in the United States, especially our third-generation products. This growth was largely offset by lower international revenues, driven by lower sales in Europe and the negative impact of foreign exchange rates.

Spinal fusion hardware revenues were $16.3 million for the three months ended March 31, 2015, a decrease of 9.2% from the three months ended March 31, 2014. The U.S. hardware business continued to face pricing pressures, experienced delays in new product launches and added new independent sales agents at a slower than anticipated rate. Sales of our spinal hardware fusion products were flat in Europe year over year. We expect the performance of the spinal hardware business to improve in the second half of the year as recently launched and soon to be launched new products stimulate demand.

The following table sets forth our revenue by geography for the three months ended March 31, 2015 and 2014, respectively.

	Three Months Ended March 31,
	2015	2014
	(In millions)
United States	$29.4	$30.6
International	2.9	3.6

Total Net Sales	$32.3	$34.2

Cost of Goods Sold and Gross Margin

Costs of goods sold for the three months ended March 31, 2015 was flat at $12.6 million compared to March 31, 2014. Gross margin as a percentage of revenues was 61.0% for the three months ended March 31, 2015 and 63.1% in the three months ended March 31, 2014. Higher manufacturing costs for orthobiologics products somewhat offset by a higher percentage of domestic sales, which have higher gross margins than international sales, drove the decrease in gross margin percentage. Cost of goods sold included $0.7 million of amortization for technology-based intangible assets for each of the three months ended March 31, 2015 and 2014. Allocations from Integra accounted for $0.2 million of expense for the three months ended March 31, 2015 as compared to $0.3 million for the three months ended March 31, 2014.

Selling, General and Administrative

SG&A expenses increased to $25.1 million for the three months ended March 31, 2015 from $22.0 million for the three months ended March 31, 2014. The increase in SG&A expenses was driven by $4.8 million of separation related charges, somewhat offset by lower depreciation on instruments sets and lower commission payments. Allocations from Integra accounted for $4.3 million of expense for the three months ended March 31, 2015, as compared to $4.4 million for the three months ended March 31, 2014.

Research and Development

R&D expenses decreased 27.8% to $1.6 million for the three months ended March 31, 2015 compared to $2.2 million for the three months ended March 31, 2014. The decreases in R&D expenses from three months ended March 31, 2014 to three months ended March 31, 2015 resulted from lower outside project spending and from Integra shifting investments to other areas of its business. Allocations from Integra were essentially flat at $0.1 million for the three months ended March 31, 2015 and 2014.

Intangible Amortization

Amortization expense, excluding amounts reported in cost of goods sold for technology-based intangible assets, in the three months ended March 31, 2015 was $1.4 million and essentially flat compared to the three months ended March 31, 2014.

Other Expense, Net

Other expense, net was $0.7 million for the three months ended March 31, 2015, as compared to $0.0 million for the three months ended March 31, 2014 due to the negative impact of foreign exchange rates on related party loans. Future interest expense will be determined by the amount and terms of any post-distribution future borrowings.

Income Taxes

	Three Months Ended March 31,
	2015	2014
	(In thousands)
Income before income taxes	(9,038)	(4,027)
Income taxes	860	1,533
Effective tax rate	(9.5)%	(38.1)%

The primary drivers of the overall tax rate for the three months ended March 31, 2015 were pretax losses incurred by the consolidated U.S. tax group that received no corresponding tax benefit, offset in part by the release of Federal uncertain tax positions due to statute expirations. The primary drivers of the overall tax rate for the three months ended March 31, 2014 were pretax losses incurred by the consolidated U.S. tax group that received no corresponding tax benefit.

We reported income tax expense for the three months ended March 31, 2015 and March 31, 2014, despite the fact that we reported losses before income taxes in those periods, because our legal entity structure did not permit us to offset taxable losses generated by certain U.S. subsidiaries against the taxable income generated by another of our U.S. subsidiaries. There is no future tax benefit for such losses, because we have no assurance that future taxable income will be generated to allow for the recognition of such losses. In the future, we expect to make an election that will allow all of our companies to file a joint U.S. consolidated federal income tax return, such that taxable income and losses from all of our U.S. subsidiaries will be included in a single return.

The effective tax rate may vary from period to period depending on, among other factors, the geographic and business mix of taxable earnings and losses, tax planning and settlements with various taxing authorities. We consider these factors and others, including our history of generating taxable earnings, in assessing our ability to realize deferred tax assets on a quarterly basis.

While it is often difficult to predict the final outcome or the timing of resolution of any particular matter with the various Federal, state and foreign tax authorities, we believe that our reserves reflect the most probable outcome of known tax contingencies. Settlement of any particular issue would usually require the use of cash. Favorable resolution would be recognized as a reduction to our annual effective tax rate in the year of resolution. The tax reserves are presented in the balance sheet within other liabilities, except for amounts relating to items we expect to pay in the coming year which would be classified as current income taxes payable.

Business Factors Affecting the Results of Operations

Special Charges

We typically define special charges as items for which the amounts or timing of such expenses can vary significantly from period to period, depending upon our acquisition, integration and restructuring activities, and for which the amounts are non-cash in nature, or the amounts are not expected to recur at the same magnitude. We believe that some of the special charges discussed below could recur with similar materiality in the future.

We believe that the separate identification of these special charges provides important supplemental information to investors regarding financial and business trends relating to our financial condition and results of operations. Investors may find this information useful in assessing comparability of our operating performance from period to period, against the business model objectives that management has established, and against other companies in our industry. We provide this information to investors so that they can analyze our operating results in the same way that management does and use this information in their assessment of the core business and valuation of SeaSpine.

Loss before taxes includes the following special charges:

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012
			(In thousands)
Global ERP implementation charges	$95	$36	$167	$—	$—
Structural optimization charges	—	—	—	3,462	4,895
SeaSpine separation related charges	4,847	—	2,310	—	—
Discontinued product lines charges	—	—	860	—	—
Acquisition-related charges	—	42	257	796	1,823

Total	$4,942	$78	$3,594	$4,258	$6,718

The items reported above are reflected in the combined statements of operations as follows:

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012
			(In thousands)
Cost of goods sold	—	$42	$1,117	$796	$2,598
Selling, general and administrative	$4,942	36	2,477	3,462	4,120

Total	$4,942	$78	$3,594	$4,258	$6,718

These special charges are directly related to the SeaSpine business and do not include allocations from Integra. Global ERP implementation charges consist of the non-capitalizable portion of internal labor and outside consulting costs related to the implementation of a global ERP system for SeaSpine. We are in the final stages of that project. Structural optimization charges are related to the closing of the northeast Ohio facilities and consolidation into other facilities, and include related employee severance charges. SeaSpine separation-related transaction charges include legal, accounting, program management and outside consulting expenses incurred as part of the separation, and incremental personnel costs associated with becoming an independent, publicly traded company. Discontinued product line charges are related to the exit of one of our product lines sold internationally. Acquisition-related charges include transaction fees and the amortization of inventory fair value adjustments related to acquisitions.

Liquidity and Capital Resources

Overview

Historically, Integra has provided financing, cash management and other treasury services to us. We have historically transferred the majority of cash from operations to Integra and accordingly we generally have had no significant cash. Cash transferred to and from Integra has been recorded as Integra net investment in the accompanying historical combined financial statements.

We believe that the borrowing capacity that we expect to have under the credit facility that we are currently negotiating and expect to enter into shortly following the distribution, our cash on hand at the time of the Distribution and the expected cash contribution to be contributed to us by Integra prior to the separation will satisfy our liquidity requirements for at least the next twenty-four months, both globally and domestically, including the following: working capital needs, capital expenditures, strategic marketing and distribution alliances, contractual obligations, commitments, business acquisitions and other liquidity requirements associated with our operations.

Cash and Marketable Securities

We had cash totaling approximately $0.7 million and $0.6 million at December 31, 2014 and 2013, respectively.

We believe that our cash on hand at the time of the Distribution, the cash contribution to us by Integra prior to the separation, and the borrowing capacity that we expect to have under the credit facility that we are currently negotiating and expect to enter into shortly following the distribution will be sufficient to satisfy our working capital and capital expenditure requirements for at least the next two years.

Cash Flows

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012
			(In thousands)
Net cash (used in) provided by:
Operating activities	$(92)	$1,373	$806	$(7,480)	(9,635)
Investing activities	(3,571)	(1,102)	(3,804)	(5,550)	(13,855)
Financing activities	3,662	(263)	3,012	13,581	21,210
Effect of exchange rate fluctuations on cash	(3)	0	(8)	4	18

Net increase (decrease) in cash	$(4)	$8	$6	$555	(2,262)

Net Cash Provided by Operating Activities

We generated operating cash flows of $0.8 million, and used $7.5 million and $9.6 million in cash for operations for the years ended December 31, 2014, 2013 and 2012, respectively.

Operating cash flows for 2014 improved as compared to the same period in 2013. Cash generated by working capital changes increased by $8.7 million. Net loss plus items included in that loss for non-cash expenses were flat compared to the prior year. The main driver of the change in working capital was a $7.5 million reduction in inventory builds in 2014 compared to 2013. In 2013, we invested a substantial amount in inventory to support new product launches in Europe and to achieve safety stock levels more appropriate for the business.

Operating cash flows for 2013 improved from the same period in 2012. Net loss plus items included in that loss for non-cash expenses improved by $2.6 million, offset by $1.4 million in additional expenditures for working capital. The major components of the change in working capital were $7.1 million in additional inventory purchases for new product launches in Europe and building inventory for certain spine fusion hardware products and orthobiologics products to attain safety stock levels. Cash collections on accounts receivable improved by $7.0 million in 2013, largely because of delays in collection in 2012. Cash flows related to accrued expenses and other liabilities decreased by $3.1 million in 2013.

Operating cash flows for the three months ended March 31, 2015 declined by $1.5 million compared to the three months ended March 31, 2014. Net loss plus items included in that loss for non-cash expenses decreased cash flows by $5.0 million compared to the prior year, largely driven by separation related charges in the current quarter. Cash generated by working capital changes increased by $3.6 million largely driven by accrued liabilities for unpaid separation transaction costs.

Net Cash in Investing Activities

Net cash used in investing activities was $3.8 million for the year ended December 31, 2014 as compared to $5.6 million for the year ended December 31, 2013. The decrease in cash used was attributable to fewer purchases of spine hardware sets and instruments.

Net cash used in investing activities was $5.6 million for the year ended December 31, 2013 as compared to $13.9 million for the year ended December 31, 2012. The decrease primarily resulted from the payment in 2012 of our $7.5 million indemnification holdback related to a prior acquisition.

Net cash used in investing activities was $3.6 million for the three months ended March 31, 2015 as compared to $1.1 million for the three months ended March 31, 2014. The increased use of cash was primarily attributable to capitalized costs related to the implementation of the global ERP system as well as increased purchases of spinal fusion hardware sets and instruments.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $3.0 million for the year ended December 31, 2014 as compared to net cash provided by financing activities of $13.6 million for the year ended December 31, 2013. The decrease in cash resulted from a decrease in investment from Integra because of improved cash flows in 2014 as compared to 2013.

Net cash provided by financing activities was $13.6 million for the year ended December 31, 2013 as compared to $21.2 million for the year ended December 31, 2012. The decrease in cash resulted from a decrease in investment from Integra.

Net cash provided by financing activities was $3.7 million for the three months ended March 31, 2015 as compared to net cash used by financing activities of $0.3 million for the three months ended March 31, 2014. The increase in cash resulted from a higher investment from Integra.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements during the years ended December 31, 2014 and 2013 that have or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our interests.

Contractual Obligations and Commitments

As of December 31, 2014, we were obligated to pay the following amounts under various agreements:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In millions)
Operating Leases	$8.8	$1.7	$2.0	$1.8	$3.3
Purchase Obligations	6.7	6.7	—	—	—
Other	2.0	0.2	0.6	0.8	0.5

Total	$17.5	$8.6	$2.6	$2.6	$3.8

Excluded from the contractual obligations table is the liability for uncertain tax benefits, including interest and penalties, totaling $0.1 million. This liability for uncertain tax benefits has been excluded because we cannot make a reliable estimate of the period in which the uncertain tax benefits may be realized.

Critical Accounting Policies and the Use of Estimates

Our discussion and analysis of financial condition and results of operations is based upon our combined financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities, and the reported amounts of revenues and expenses. Significant estimates affecting amounts reported or disclosed in the combined financial statements include allowances for doubtful accounts receivable and sales returns and allowances, net realizable value of inventories, valuation of intangible assets, amortization periods for acquired intangible assets, estimates of projected cash flows and discount rates used to value intangible assets and test them for impairment, estimates of projected cash flows and depreciation and amortization periods for long-lived assets, computation of taxes, computation of valuation allowances recorded against deferred tax assets, valuation of stock-based compensation and loss contingencies. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the current circumstances. Actual results could differ from these estimates.

We believe that the following accounting policies, which form the basis for developing these estimates, are those that are most critical to the presentation of our combined financial statements and require the more difficult subjective and complex judgments:

Revenue Recognition

Our net sales are derived primarily from the sale of orthobiologics and spinal fusion hardware products across North America, Europe, Asia Pacific and Latin America. Sales are reported net of returns, group purchasing organization fees and other customer allowances.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have passed to the customer, there is a fixed or determinable sales price and collectability of that sales price is reasonably assured.

In the United States, we generate most of our revenue by consigning our orthobiologics products and consigning or loaning our spinal fusion hardware sets to hospitals and independent sales agents, who in turn deliver them to the hospital for a single surgical procedure or leave them with hospitals that are high volume users for use in multiple procedures. The spinal fusion hardware sets typically contain the instruments, including disposables, and spinal implants required to complete a surgery. We ship replacement inventory to independent sales agents to replace the consigned inventory used in surgeries and maintain and replenish the loaned sets and return them to a hospital or independent sales agent for the next procedure. We recognize revenue on these consigned or loaned products when they have been used or implanted in a surgical procedure.

For all other transactions, including sales to international stocking distributors, we recognize revenue when the products are shipped to the customer or stocking distributor and the transfer of title and risk of loss occurs. There are generally no customer acceptance or other conditions that prevent us from recognizing revenue in accordance with the delivery terms.

Product royalties are estimated and recognized in the same period that the royalty-based products are sold by licensees. We estimate and recognize royalty revenue based upon communication with licensees, historical information and expected sales trends. Differences between actual revenues and estimated royalty revenues are adjusted in the period in which they become known, which is typically the following quarter. Historically, such adjustments have not been significant.

Allowance for Doubtful Accounts Receivable

We evaluate the collectability of accounts receivable based on a combination of factors. In circumstances where a specific customer is unable to meet its financial obligations to us, we record an allowance against amounts due to reduce the net recognized receivable to the amount that we reasonably expect to collect. For all other customers, we record allowances for doubtful accounts based on the length of time the receivables are past due, the current business environment and our historical experience. If the financial condition of customers or the length of time that receivables are past due were to change, we may change the recorded amount of allowances for doubtful accounts in the future through charges or reductions to SG&A expense.

Inventories

Inventories, consisting of purchased materials, direct labor and manufacturing overhead, are stated at the lower of cost, the value determined by the first-in, first-out method, or the market methods. At each balance sheet date, we evaluate ending inventories for excess quantities, obsolescence or shelf-life expiration. Our evaluation includes an analysis of historical sales levels by product, projections of future demand by product, the risk of technological or competitive obsolescence for our products, general market conditions, a review of the shelf-life expiration dates for our products, and the feasibility of reworking or using excess or obsolete products or components in the production or assembly of other products that are not obsolete or for which we do not have excess quantities in inventory. To the extent that we determine there are excess or obsolete quantities or quantities with a shelf life that is too near its expiration for us to reasonably expect that we can sell those products prior to their expiration, we adjust their carrying value to estimated net realizable value. If future demand or market conditions are lower than our projections, particularly as we begin to assess our international strategy and the inventory levels needed to support anticipated sales and for which we have purchased and assembled instrument and implant sets and replenishment inventory for sale to our stocking distributors, or if we are unable to rework excess or obsolete quantities into other products, we may record further adjustments to the carrying value of inventory through a charge to cost of goods sold in the period the revision is made. In addition, we capitalize inventory costs associated with certain products prior to regulatory approval, based on management’s judgment of probable economic benefit. We could be required to expense previously capitalized costs related to pre-approval inventory upon a change in such judgment, due to, among other potential factors, a denial or delay of approval by necessary regulatory bodies or a decision by management to discontinue the related development program.

Valuation of Goodwill and Identifiable Intangible Assets

We review goodwill and identifiable intangible assets with indefinite lives for impairment annually. We continually assess whether events or changes in circumstances represent a triggering event that would require us to complete an impairment assessment. Factors that we consider in determining whether a triggering event has occurred include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of significant assets or products. Application of these impairment tests requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur and determination of our weighted-average cost of capital.

Should a triggering event be deemed to occur, we are required to estimate the expected net cash flows to be realized over the life of the asset and/or the asset’s fair value. Fair values are determined by a discounted cash flow model. These estimates are also subject to significant management judgment including the determination of many factors such as revenue growth rates, cost growth rates, terminal value assumptions and discount rates. Changes in these estimates can have a significant impact on the determination of cash flows and fair value and could potentially result in future material impairments.

We initially record identifiable intangible assets at fair market value at the time of acquisition, generally using an income or cost approach. We capitalize costs incurred to renew or extend the term of recognized intangible assets and amortize those costs over their expected useful lives.

Income Taxes

The income tax provision in the combined statements of operations has been calculated using the separate return method, as if we filed a separate tax return and operated as a stand-alone business. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of our actual tax balances included in Integra’s historical consolidated income tax return. More specifically, the presentation of substantial net operating losses, and any related valuation allowances, presented herein do not represent actual net operating losses that have been incurred by us or that are available for carryforward to a future tax year. We reported income tax expense, despite the fact that we reported losses before income taxes, because our legal entity structure did not permit us to offset taxable losses generated by certain U.S. subsidiaries against the taxable income generated by another of our U.S. subsidiaries.

Changes in the tax rates of the various jurisdictions in which we operate affect our profits. In addition, we maintain a reserve for uncertain tax benefits, changes to which could impact our effective tax rate in the period such changes are made. The effective tax rate can also be impacted by changes in valuation allowances of deferred tax assets, and tax law changes.

Our provision for income taxes may change period-to-period based on specific events, such as the settlement of income tax audits and changes in tax laws, as well as general factors, including the geographic mix of income before taxes, state and local taxes.

We recognize a tax benefit from an uncertain tax position only if it is more likely than not to be sustained upon examination based on the technical merits of the position. The amount of the accrual for which an exposure exists is not material for any period presented.

We believe that we have identified all reasonably identifiable exposures and the reserve we have established for identifiable exposures is appropriate under the circumstances; however, it is possible that additional exposures exist and that exposures will be settled at amounts different than the amounts reserved. It is also possible that changes in facts and circumstances could cause us to either materially increase or reduce the carrying amount of our tax reserves.

Our deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their basis for income tax purposes, and also the temporary differences created by the tax effects of capital loss, net operating loss and tax credit carryforwards. We record valuation allowances to reduce deferred tax assets to the amounts that are more likely than not to be realized. We could recognize no benefit from our deferred tax assets or we could recognize some or all of the future benefit depending on the amount and timing of taxable income we generate in the future.

Loss Contingencies

We are subject to claims and lawsuits in the ordinary course of our business, including claims by employees or former employees, with respect to our products and involving commercial disputes. We accrue for loss contingencies when it is deemed probable that a loss has been incurred and that loss is estimable. The amounts accrued are based on the full amount of the estimated loss before considering insurance proceeds, if applicable, and do not include an estimate for legal fees expected to be incurred in connection with the loss contingency. We consistently accrue legal fees expected to be incurred in connection with loss contingencies as those fees are incurred by outside counsel as a period cost. Our financial statements do not reflect any material amounts related to possible unfavorable outcomes of claims and lawsuits to which we are currently a party because we currently believe that such claims and lawsuits are not expected, individually or in the aggregate, to result in a material and adverse effect on our financial condition.

Recently Issued and Adopted Accounting Standards

In April 2014, the FASB issued amendments to guidance for reporting discontinued operations and disposals of components of an entity. The amended guidance requires that a disposal representing a strategic shift that has (or will have) a major effect on an entity’s financial results or a business activity classified as held for sale should be reported as discontinued operations. The amendments also expand the disclosure requirements for discontinued operations and add new disclosures for individually significant dispositions that do not qualify as discontinued operations. The amendments are effective prospectively for fiscal years, and interim reporting periods within those years, beginning after December 15, 2014 (early adoption is permitted only for disposals that have not been previously reported). The implementation of the amended guidance is not expected to have a material impact on our combined financial position or results of operations; however, it will likely increase required footnote disclosures.

In May 2014, the FASB issued Update No. 2014-09, Revenue from Contracts with Customers (Topic 606). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should: 1) identify the contract(s) with a customer, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue when (or as) the entity satisfies a performance obligation. This update is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, and early adoption is not permitted. We are in the process of evaluating the impact of this standard on its financial statements.

In June 2014, the FASB issued Update No. 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (Topic 718). The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. This update is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, and early adoption is permitted. The implementation of the amended guidance is not expected to have a material impact on our combined financial position or results of operations.

In August 2014, the FASB issued Update No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendment requires management to evaluate, for each annual and interim reporting period, whether there are conditions and events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date the financial statements are issued or are available to be issued. If substantial doubt is raised, additional disclosures around management’s plan to alleviate these doubts are required. This update will become effective for all annual periods and interim reporting periods beginning after December 15, 2016. The implementation of the amended guidance is not expected to have an impact on current disclosures in the financial statements.

In April 2015, the FASB issued Update No. 2015-03, Simplifying the Presentation of Debt Issuance Costs. The amendment requires that all costs incurred to issue debt be presented in the balance sheet as a direct deduction from the carrying value of the debt. The new standard is limited to the presentation of debt issuance costs and does not affect the recognition or measurement of debt issuance costs. This update will become effective for all annual periods and interim reporting periods beginning after December 15, 2015. The implementation of the amended guidance is not expected to have a material impact on our consolidated results of operations and will result in a reclassification of our debt issuance costs from other long-term assets to long-term debt when adopted.

There are no other recently issued accounting pronouncements that are expected to have a material effect on our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates that could adversely affect our results of operations and financial condition. Although we do not have any derivative instruments for hedging purposes, to manage the volatility relating to these typical business exposures, we may consider entering into various derivative transactions when appropriate. We do not hold or issue derivative instruments for trading or other speculative purposes.

Foreign Currency Exchange and Other Rate Risks

We are exposed to various market risks which may result in potential losses arising from adverse changes in market rates, such as interest rates and foreign exchange rates. We do not believe we are exposed to material market risk with respect to our cash.

The results of operations discussed herein have not been materially affected by inflation.

Interest Rate Risk

We will be exposed to interest rate risk in connection with any future borrowings, including the $         million borrowing capacity that we expect to have under the credit facility that we intend to enter into following the distribution. We do not expect that a 1.0% change in interest rates would have a significant impact on our net loss for the period or cash flow.

BUSINESS

Overview

SeaSpine is a global medical technology company focused on the design, development and commercialization of surgical solutions for the treatment of patients suffering from spinal disorders. We have a comprehensive portfolio of orthobiologics and spinal fusion hardware solutions to meet the varying combinations of products that neurosurgeons and orthopedic spine surgeons need to perform fusion procedures in the lumbar, thoracic and cervical spine. Our orthobiologics products consist of a broad range of advanced and traditional bone graft substitutes that are designed to improve bone fusion rates following a wide range of orthopedic surgeries, including spine, hip, and extremities procedures. We manufacture most of our orthobiologics products at our Irvine, California manufacturing facility. Our spinal fusion hardware portfolio consists of an extensive line of products to facilitate spinal fusion in minimally invasive surgery (“MIS”), complex spine, deformity and degenerative procedures. We believe this broad combined portfolio of orthobiologics and spinal fusion hardware products is essential to meet the “complete solution” requirements of neurosurgeons and orthopedic spine surgeons.

For the year ended December 31, 2014, our total revenue was $138.7 million and our net loss was $24.5 million. For the same period, our orthobiologics sales were $67.6 million, representing 48.7% of our total revenue and our spinal fusion hardware sales were $71.1 million, representing 51.3% of our total revenue. We expect to incur losses as we invest in the expansion of our business, primarily in marketing and research and development and as we incur additional costs related to being an independent, publicly traded company. Following the spin-off, our cash is expected to be $47 million due to our cash on hand at the time of the Distribution and the cash contribution from Integra. The amount of the cash contribution from Integra will be finally determined as a result of (x) the estimated cash requirements needed by the Company to support its five-year business plan and (y) the amount of cash that will be necessary to settle any final liabilities related to transaction costs incurred to complete the spin-off.

Our comprehensive offering of orthobiologics and spinal fusion hardware products has evolved to meet the complete surgical needs for our customers. Bone grafts and bone graft substitutes are frequently used to promote the bone healing process in orthopedic surgical procedures where a bone void or defect has been created. Once hardware products such as metal plates, rods and screws, and metal, polyetheretherketone (“PEEK”) or machined cadaver bone spacers, are used to restore and stabilize the bone structure, orthobiologics can be used to support the fusion of bone. Most often autograft, the patient’s own bone, is not adequate for the complete bone healing process, so bone graft substitutes are used to either replace or supplement and extend the autograft. Bone healing requires three components—osteogenic cells which build new bone, an osteoinductive signal, which stimulates the cells to build bone, and an osteoconductive scaffold, or conductive matrix, over which the cells can migrate. Our broad orthobiologics portfolio employs these principles to provide osteoinductive and/or osteoconductive properties to support the patient’s own cells in the formation of new bone. We believe our expertise in both orthobiologic sciences and spinal fusion hardware product development allows us to offer our surgeon customers a differentiated portfolio and a “complete solution” to meet their fusion requirements.

Our orthobiologics products include a variety of bone graft substitutes including demineralized bone matrices (“DBM”) and collagen ceramic matrices that have a balance of osteoinductive and osteoconductive properties. Demineralized bone matrices consist of human cadaver bone that has been processed to remove the mineral content but preserve the protein content and osteoinductive properties of the bone. Our most advanced bone graft substitute solution, marketed as Accell Evo3® and OsteoSurge® 300, is our third-generation demineralized bone matrix product. Utilizing our proprietary Accell technology, this optimized formulation also incorporates a standard particulate DBM in a unique biocompatible carrier designed to provide better handling and containment characteristics as compared to competitive demineralized bone matrix products. Accell Bone Matrix is an open structured, dispersed form of DBM, which provides accessibility to bone proteins without the need to be broken down after implantation in the patient. Standard particulate DBM is dense and requires more time to break down. Until these dense particles break down, access to natural bone proteins is limited. As a result the combination of these two forms of DBM creates a favorable environment for the formation of bone over time. In addition, the carrier allows Accell Evo3 to meet the needs of challenging surgical applications where robust handling is essential. The material is considered to be a reverse-phase carrier, which means at room temperature, it is less viscous and thereby more moldable, while at body temperature after implantation, it becomes more viscous, thereby resisting irrigation and minimizing graft migration. We also offer first- and second-generation demineralized bone matrix products which also include some of the technologies in our most advanced formulation. Additional demineralized bone matrix product configurations include products designed specifically for use in spine fusion procedures. Our collagen ceramic matrix product, currently marketed as Integra Mozaik and OsteoStrux, is an engineered collagen framework with ceramic components that together provide a scaffold for bone cell migration. The ceramic components provide mineral content to foster bone formation during the healing process. This product is indicated for use in combination with a patient’s own bone marrow to allow the placement of osteogenic bone marrow cells within the product’s osteoconductive matrix. This product is offered in strip, putty and moldable morsel configurations to meet the varying needs and preferences of our surgeon customers. We also offer allograft cancellous bone in sponge, chips and crushed preparations, as well as synthetic beta-tricalcium phosphate synthetic bone void fillers.

Spinal fusion utilizes the body’s own bone growth processes to fuse two or more spinal vertebrae. Spinal fusion consists of a variety of different approaches or techniques and is used to treat a range of spinal conditions. Our spinal fusion hardware portfolio includes a broad offering of products to facilitate spinal fusion in MIS, complex spine, deformity and degenerative procedures. We offer MIS products consisting of multiblade adjustable retractors, tube retractors and mini-open and percutaneous solutions. We also offer rods, screws and instrumentation for posterior lumbar fusion and a broad range of anterior, posterior and lateral interbody devices. We recently added to our interbody portfolio with a controlled market release in December 2014 of our first expandable interbody system intended for one or two adjacent levels. This device is designed to minimize implant insertion forces while achieving the patient-specific anatomical fit needed for proper treatment and, if necessary, allows the surgeon to reposition the implant during surgery.

Our complex spine and deformity products are used to treat multilevel conditions, including traumatic injury, tumors and abnormal curvatures of the spine. These product offerings include our Vu Mesh™ system which features a system of cages, spacers and endplates in a modular design that provide surgeons with intraoperative flexibility for their most challenging cases such as the surgical removal of a vertebral body. Our Malibu™ pedicle screw system is used in complex spine cases where its specialty screws can be leveraged to extend and capture the rod, and its specialty trauma screws can be used to help realign the vertebrae before fusing. Our Daytona® Deformity System addresses complex deformity cases by utilizing extended tab uniplanar and polyaxial screws with multiple rod options and intuitive instrumentation to create a versatile system adaptable to surgeon preference.

Our extensive line of products for degenerative cases includes devices for cervical and thoracolumbar procedures, and primarily consists of screw and plating systems and interbody devices that are typically used in open procedures. Degenerative disease refers to a variety of conditions including the degeneration of one or more of the cartilaginous discs located between the vertebral bones of the spine. We have recently launched our Hollywood™ NanoMetalene Interbody Device. This device is composed of PEEK-OPTIMA®, an engineered thermoplastic polymer, which has undergone a proprietary process that creates a titanium coating around the entire implant. We believe that this coating process has significant advantages over existing materials as it allows for the surface benefits of titanium, which is believed by scientists to encourage bone growth and cell migration, without compromising the mechanical and imaging benefits of PEEK-OPTIMA. In addition, the ultrathin NanoMetalene coating does not impair postoperative imaging, allowing surgeons to view the operative area and determine the extent of fusion of the vertebral bodies. Our cervical portfolio consists of a complete line of anterior cervical screw and plating systems, a full range of anterior cervical interbody devices and posterior cervical rod, screw and hook systems.

We currently market and sell our products in the United States and in over 30 countries worldwide. Our U.S. sales organization consists of regional business managers who oversee a broad network of independent orthobiologics and spine sales agents that receive commissions from us for sales that they generate. Our international sales organization is composed of a sales management team that oversees a network of independent orthobiologics and spine stocking distributors that purchase our products directly from us and independently sell them. International sales represented approximately 10% of our total revenue for the year ended December 31, 2014.

Our History and Development

SeaSpine Holdings Corporation was incorporated in Delaware on February 12, 2015. We operate two facilities: our headquarters in Vista, California, from which our spinal fusion hardware products are designed, developed, procured, marketed and distributed, and our orthobiologics manufacturing facility in Irvine, California from which virtually all of our orthobiologics products are designed, developed, manufactured, marketed and distributed. Historically, we have also distributed our spinal fusion hardware products out of Integra’s Cincinnati, Ohio facility and continue to do so currently. We intend to complete the transfer of this operation to our Vista, California facility in connection with the spin-off. We distribute our orthobiologics and spinal fusion hardware products in certain international markets through third-party logistics provider facilities in Belgium and the Netherlands. We employed approximately 295 people as of May 26, 2015.

SeaSpine was formed from the Integra orthobiologics and spinal fusion hardware business which Integra created to leverage its proprietary collagen-based bone graft substitute. In February 2007, we launched our first product, a collagen ceramic matrix osteoconductive scaffold, branded as Integra Mozaik. It is now also marketed as OsteoStrux and will be rebranded as SeaSpine Mozaik and IsoTis Mozaik following the spin-off. In October 2007, Integra acquired IsoTis, an Irvine, California based developer, manufacturer and marketer of orthobiologics solutions, including the Accell technology line of demineralized bone matrix products. As part of the acquisition, Integra assumed IsoTis’ network of independent sales agents in the United States and independent stocking distributors in international markets.

In August 2008, Integra entered the spinal fusion hardware market with the acquisition of Theken, an Akron, Ohio based developer, manufacturer and marketer of spinal fusion hardware and synthetic bone graft substitute products. The Theken products included cervical plates, screws and spacers and other products for complex spine, deformity and degenerative procedures. As part of the transaction, Integra assumed Theken’s network of independent spine sales agents in the United States.

In May 2011, Integra completed its most recent acquisition in the spine market, SeaSpine, Inc., a Vista, California based developer, manufacturer and marketer of spinal fusion hardware products. As part of the acquisition, Integra integrated SeaSpine’s network of independent spine sales agents in the United States and independent spine stocking distributors in select markets in Europe, South America and Australia with its existing networks.

Industry Overview

The bone graft substitutes market consists of surgical procedures in which a bone graft substitute made from donated human bone tissue or a synthetic material is implanted in the patient to augment or stimulate bone growth to aid healing. According to iData, this market was estimated at $0.9 billion in 2014 in the United States and will grow at a compound annual growth rate of 3.4% through 2021. According to the same source, spinal fusion procedures are where bone graft substitutes are most commonly used, representing approximately 45% of the market, and are expected to grow faster than the other major uses with a compound annual growth rate of 4.2% through 2021. Demineralized bone matrix grafts are the largest component of the bone graft substitutes market representing approximately 43% of the overall bone graft substitute market or approximately $0.4 billion in 2014. iData estimates our share of the bone graft substitutes and demineralized bone matrices markets in the United States in 2014 to be 8.6% and 12.3%, respectively, which place us as fourth and third in market position in these markets, respectively. Orthopedic stem cell and cell therapy as well as orthopedic growth factor represent additional segments in the orthobiologics market. Products in these segments are typically used in the same surgical procedures as traditional bone graft substitutes and iData estimates these segments, collectively, at approximately $0.7 billion in 2014.

According to iData, the spinal fusion procedure market consists of products for cervical fixation, thoracolumbar fixation and interbody devices. The market for these products was $4.4 billion in 2014 in the United States and is expected to grow at a compound annual growth rate of 0.7% through 2021. The fastest growing subsegment of this market, according to iData, is the $1.6 billion interbody device market, which will grow at a compound annual growth rate of 2.9% through 2021.

Spine Anatomy

The spine is a column of bone and cartilage that consists of 33 interlocking bones, called vertebrae, which stack upon each other at a slight angle to form the spine’s S-shaped curve. With the exception of the bottom nine vertebrae, the vertebrae are separated by thin regions of cartilage known as intervertebral discs, which act as shock absorbers that facilitate motion and absorb stress during movement. The spine protects the spinal cord and acts as the core of the human skeleton, extending from the pelvis to the base of skull. Soft tissues, including ligaments, tendons and muscles are attached to the vertebrae and provide stability to the vertebral segment. The spine encloses and protects the spinal cord which carries nerves that exit through openings between the vertebrae and deliver sensation and control to the body.

Lateral View of Spine

The spine consists of five regions, of which the cervical, thoracic and lumbar are the three primary regions. The cervical region consists of the seven vertebrae extending from the base of the skull to the shoulders. The thoracic, or central, region of the spine consists of the next twelve vertebrae in the middle of the back. Each vertebra in the thoracic region is connected to two ribs that protect the body’s vital organs. Below the thoracic region, the lumbar region consists of five vertebrae in the lower back and is the primary load-bearing region of the spine. The thoracic and lumbar regions are commonly referred to as thoracolumbar and many of the products and procedures to treat these regions are similar. The final two regions of the spine, the sacrum and coccyx, consist of nine naturally fused vertebrae connected to the hip bones to provide support for the spine.

In spinal fusion procedures, two or more of the vertebrae in the spine are fused together to eliminate instability as a result of deformity, degeneration or trauma affecting the vertebrae and intervertebral discs. During the surgical procedure, hardware products are used to stabilize the spine and the surgeon will often remove the damaged intervertebral disc and place a bone graft substitute product in its place to allow new bone to grow and bridge the affected vertebrae together. In addition to the bone graft substitute, the surgeon may replace the disc which was removed with an interbody device (“IBD”). An IBD may be made out of machined bone or PEEK polymer and is designed to maintain spine alignment and appropriate spacing while allowing bone to grow between the vertebrae to achieve bone fusion. Procedures that include the implantation of IBDs are often referred to by the surgical approach used to place the IBD in the disc space. A Posterior Lateral Interbody Fusion (“PLIF”) uses a direct posterior approach from the patient’s back, a Transforaminal Lumbar Interbody Fusion (“TLIF”) uses an angled approach from either the left or right side of the back, and an Anterior Lumbar Interbody Fusion (“ALIF”) uses a direct anterior approach from the patient’s front (stomach) area.

Our Competitive Strengths

We provide a broad portfolio of advanced and traditional orthobiologics and spinal fusion hardware solutions to assist our surgeon customers in treating patients suffering from spinal and other orthopedic disorders. Our executive management team has over 100 years of collective experience in the spine and medical technology industries. We believe that our focused and experienced management team, combined with the following competitive strengths will enable us to grow our revenue and increase our presence in the markets that we serve.

•	An extensive, scaled and differentiated offering of orthobiologics products. We offer a broad range of orthobiologics products consisting of advanced and traditional bone graft substitutes that enables us to fulfill a greater portion of the orthobiologics needs of neurosurgeons and orthopedic spine surgeons than our competitors who focus primarily on offering spinal fusion hardware products. Despite our relatively small size, we are a significant participant in the U.S. market for these products, with an estimated 8.6% share of the U.S. bone graft substitutes market, representing the fourth-largest position, according to iData. We believe that our orthobiologics portfolio offers differentiated products. For example, our third-generation demineralized bone matrix is formulated using our proprietary Accell technology and is designed to provide both immediate and sustained availability of the natural array of osteoinductive bone proteins It also provides flexibility in handling as a result of its carrier which is more moldable at room temperature and more viscous at body temperature after implantation, resisting irrigation and minimizing graft migration. Demand for this product and our other demineralized bone products has garnered us a 12.3% market share in demineralized bone matrix products in the United States according to iData, which is the third-largest position in the U.S. market.

•	A comprehensive and broad portfolio of spinal fusion hardware products. We offer an extensive variety of spinal fusion hardware products for spinal fusion in MIS, complex spine, deformity and degenerative procedures to provide the varying combination of products that surgeons require. Our spinal fusion hardware portfolio includes interbody devices, rod and pedicle screw and plating systems for procedures to treat both the thoracolumbar and cervical regions of the spine.

•	A synergistic channel strategy for orthobiologics products. We maintain a dual branding strategy that allows us to market orthobiologics into territories in which we do not maintain independent spine sales agents who currently sell our hardware products. We achieve this result by marketing these products under an alternative brand through independent orthobiologics sales agents, many of whom carry competitive spinal fusion hardware products, or products for other orthopedic procedures, such as those used in large joint reconstruction. For example, we market our third-generation demineralized bone matrix product as both Accell Evo3 and OsteoSurge300 to allow differentiation between independent sales agents who sell our spinal fusion hardware, and those that sell our orthobiologics products alongside other orthopedic hardware. We believe this dual branding strategy allows us to penetrate a greater number of customer accounts than we would otherwise serve if we marketed a single line of orthobiologics brands.

•	Our own orthobiologics design, development and manufacturing operations. While many of our spine competitors source their orthobiologics products from original equipment manufacturers to supplement their spinal fusion hardware portfolio, we design, develop and manufacture virtually all of our orthobiologics products at our facility in Irvine, California. By controlling our own manufacturing processes, we believe we should be able to control the cost of our products more tightly.

Our Strategy

Our goal is to continue to scale our business in order to enhance our market position in orthobiologics and become a leader in the spinal fusion hardware market. To achieve our goals, we are investing in the following strategies:

•	Research and development to bring new products and techniques to market. Following the separation, we intend to increase our annual research and development spending as a percentage of revenue in order to drive higher revenue growth through new product sales. We plan to invest significant resources to expand our product portfolio and develop next-generation products for our existing core product lines. In order to achieve this goal, we intend to collaborate with our surgeon customers to innovate, design and develop new orthobiologics and spinal fusion hardware products. We plan to make investments in our infrastructure by hiring additional dedicated orthobiologics engineers and scientists with expertise in material sciences and biology and a hardware engineering team with expertise in product design and development. By promoting a corporate culture of innovation and responsiveness to our customer needs, we plan to expedite our product launch process and bring a greater number of new products to market in the next few years than we have in recent years.

•	Commercial infrastructure to further penetrate the global orthobiologics and spinal fusion hardware markets. We intend to increase the size and geographic breadth of our sales management team and network of independent sales agents in the United States and independent stocking distributors in international markets. To support these efforts, we aim to develop comprehensive marketing support and physician training programs to communicate the strengths of our product platforms. We plan to expand the current schedule of hands-on cadaveric laboratory training opportunities for physicians, sales agents and stocking distributors at our Vista, California facility. In addition, we plan to increase our presence within teaching institutions that provide spinal surgery fellowship programs to educate new surgeons on the use of our products. These programs will aid surgeons in becoming comfortable with our spinal fusion hardware products and techniques.

•	Clinical affairs programs to generate data on product efficacy. We plan to invest in clinical development programs to generate peer-reviewed clinical data that we believe will validate the efficacy of select orthobiologics and spinal fusion hardware solutions over competing technologies. Specifically, we believe that our third-generation demineralized bone matrix technology has benefits over other commercially available advanced bone graft substitutes in the stimulation of bone formation and bone fusion. Additionally, we plan to initiate studies to generate data on the unique surface characteristics of titanium and the mechanical properties and radiolucency of PEEK-OPTIMA as are incorporated together in a single device using our NanoMetalene technology. We believe this technology has significant advantages over existing implant materials.

•	Opportunities to enhance our product offering through strategic alliances and acquisitions. We currently market several products under distribution agreements and licenses with third-party companies. We intend to continue to pursue alliances that will provide us with technologies to strengthen our market position. Our current business is the result of the acquisition of several companies, and we plan to continue to evaluate product alliances and acquisition opportunities as they arise to help grow our business.

Our Products

We offer a broad portfolio of orthobiologics and spinal fusion hardware products for the treatment of patients suffering from spinal and other orthopedic disorders. The tables below group our core products into key categories and provide a summary of each technology’s features. Products marked with an * were launched within the last 2 years.

Orthobiologics

Our orthobiologics portfolio is used in orthopedic and dental procedures, and consists of a broad range of traditional and advanced bone graft substitutes intended to address key elements of bone regeneration, which are osteoinduction, osteoconduction and osteogenesis. Osteoinduction refers to the ability of an implant to stimulate bone forming cells based primarily on soluble growth factor signals. Osteoconduction refers to the ability of an implant to promote bone formation based primarily on a physical matrix or scaffold, when placed adjacent to viable bone tissue. Osteogenesis refers to the ability to promote new bone formation based primarily on the cells contained within the bone graft. Bone graft substitutes composed of natural biologic proteins and synthetic materials are designed to reduce the amount of autologous bone grafts needed for spinal fusion procedures. Bone graft substitutes, depending on their design, can be used entirely in place of the patient’s own bone tissue, referred to as an autograft, or by extending the volume of bone graft material from the patient by combining it with the bone graft substitute. Our products include demineralized bone matrices, collagen ceramic matrices, demineralized cancellous allograft bone and synthetic bone void fillers. We offer these products in the form of putties, pastes and strips for a range of surgical applications.

Demineralized Bone Matrix Technology

Demineralized bone matrix formulations are designed to provide proteins and other growth factors at varying stages of the bone healing process. Developed in the early 1990s, our first-generation demineralized bone matrix formulations combined particulate-demineralized bone matrix with an inert carrier engineered for easy graft handling and graft containment. The inert carrier is a highly biocompatible synthetic polymer, known as a reverse-phase medium, and has a unique property which allows the product to remain moldable at room temperature, but becomes more viscous at body temperature once implanted. In 2002, we developed a proprietary process to transform particulate-based demineralized bone matrix into a dispersed form in order to enhance the performance of the graft material. The result of this process was our second-generation demineralized bone matrix, which we refer to as Accell Bone Matrix. Accell Bone Matrix is an open structured, dispersed form of DBM, which provides accessibility to bone proteins without the need to be broken down following implantation in the surgical site. Standard particulate DBM is dense and requires more time to break down. Until these dense particles break down, access to natural bone proteins is limited. Our third-generation and most advanced demineralized bone matrix solution, marketed as Accell Evo3 and OsteoSurge 300, provides an optimized formulation of Accell Bone Matrix, particulate-based demineralized bone matrix, and our reverse-phase medium carrier. Our third-generation products have an advanced handling property for bone grafting procedures and contain three times the amount of the Accell Bone Matrix compared to our second-generation technology.

Accell Technology

Our proprietary Accell technology combines our patented highly dispersed Accell Bone Matrix with a standard particulate-based demineralized bone matrix. Using a process of demineralization during manufacturing, mineral is carefully removed from the underlying organic structure, leaving behind a framework of densely packed type-1 collagen and the natural array of osteoinductive bone proteins, including bone morphogenetic proteins (“BMPs”), such as BMP-2, BMP-7 and BMP-4, and Transforming Growth Factor Beta 1. While the demineralization process allows access to the osteoinductive bone proteins, this standard particulate-form of demineralized bone matrix structure requires the body to break down the dense collagen structure in order to gain access to osteoinductive bone proteins. By contrast, during the Accell Bone Matrix production process, normal particulate-based demineralized bone matrix is converted into Accell Bone Matrix by carefully disrupting and dispersing the dense particles. This process yields a matrix with increased surface area providing for more rapid availability of the natural array of osteoinductive bone proteins. We believe that providing both the early-stage and late-stage accessibility of osteoinductive bone proteins provided by a composite of Accell Bone Matrix and the particulate-based demineralized matrix makes our product unique compared to competitive demineralized bone matrix products.

The following table sets forth our demineralized bone matrix products:

Selected Products	Description	Region
Demineralized Bone Matrices

Accell Evo3/ Accell Evo3®c OsteoSurge 300/ OsteoSurge 300c	An advanced third-generation demineralized bone matrix product combining standard particulate-based demineralized bone matrix with patented Accell Bone Matrix and cancellous bone. Accell Bone Matrix provides both immediate and sustained availability to bioactive bone proteins. The product contains three times more Accell Bone Matrix than the previous generation of products. The product also provides for surgeon flexibility in handling as a result of its unique biocompatible reverse-phase medium carrier, which makes the product malleable and moldable for easy extrusion from the syringe at room temperature and more viscous at body temperature to resist irrigation and minimize graft migration.	United States International

Accell Connexus®/ Accell TBM® OsteoSurge 100	Second-generation demineralized bone matrix product that combines standard particulate-based demineralized bone matrix with our patented Accell Bone Matrix and its unique biocompatible reverse-phase medium carrier. Accell Connexus is available as putty and Accell TBM is available as a dry preformed matrix that can be cut to fit the defect size. We also have private label arrangements for these products.	United States International

DynaGraft® II/ OrthoBlast® II OsteoSparx®/ OsteoSparx®C	First-generation demineralized bone matrix product that combines standard particulate-based demineralized bone matrix with its unique biocompatible reverse-phase medium carrier for surgeon flexibility in handling. DynaGraft II / OsteoSparx contains demineralized bone matrix and a carrier. OrthoBlast II / OsteoSparxC contains demineralized bone matrix, a carrier and cancellous bone. We also have private label arrangements for these products.	United States International
Shaped Strip / Pocket Strip*	100% human allograft demineralized bone matrix product that provides a natural biologic scaffold with verified osteoinductive potential. The implant design features a deep recess designed to accommodate placement of additional graft material. The graft, when hydrated, is pliable, maintains integrity upon irrigation, and can be contoured to varying patient anatomy.	United States

Collagen Ceramic Matrix Technologies

Our collagen ceramic matrix technology leverages our long history of experience in regenerative technology and collagen engineering. Our leading products in this category are currently marketed as Integra Mozaik and OsteoStrux and are specifically engineered to provide a porous scaffold architecture and osteoconductivity. These products also support osteogenesis, as they are indicated for use with bone marrow aspirate, which contains osteogenic cells. They are composed of highly purified beta-tricalcium phosphate granules, which provide mineral content to foster bone formation during the healing process in a framework of type-1 collagen that provides a scaffold for bone cell migration. These products are engineered with a resorption profile consistent with the rate of natural bone formation.

The following table sets forth one of our collagen ceramic matrix products:

Selected Products	Description	Region
Collagen Ceramic Matrices

Integra Mozaik/ OsteoStrux	An advanced osteoconductive scaffold that blends 20% type-1 collagen and 80% highly purified beta-tricalcium phosphate into a matrix for bone regeneration. The scaffold is specifically engineered to absorb and retain fluids in its three dimensional network of pores that resembles the pore structure of human cancellous bone. The product is available in strip, putty and moldable morsels configurations to meet varying surgeon needs and preferences. We also have private label arrangements for these products.	United States International

Other Bone Graft Substitutes

Our other bone graft substitutes products consist of allograft cancellous bone scaffolds and synthetic bone void fillers.

Selected Products	Description	Region
Allograft Bone Products

Allograft Cancellous Sponge/ Compressible Bone Matrix	Allograft cancellous products that are demineralized scaffolds comprised of 100% cancellous bone. The product is a natural osteoconductive and osteoinductive scaffold with unique sponge-like properties that allow the product to compress to 30% of its original size, while allowing expansion after placement to conform to a variety of spaces and defect shapes and sizes.	United States International

Allograft Cancellous Bone	A naturally osteoconductive scaffold that is used as a bone graft extender or for composite grafting for new bone formation while maintaining porosity essential for cellular and vascular ingrowth from surrounding tissue and the formation of new bone. The product packs well into any size or shape defect, for maximum surgical flexibility. The product is available in crushed or chip options to meet varying surgeon needs and preferences.	United States International

Selected Products	Description	Region
Synthetic Beta-tricalcium Phosphate Synthetic Bone Void Filler

OsSatura TCP®	A synthetic bone graft substitute consisting of pure beta-tricalcium phosphate, a combination of calcium and phosphate, similar to that found in natural bone. The product is rehydrated with blood or bone marrow aspirate which contains cells with osteogenic potential. The product is available as granules that provide a resorbable, synthetic, osteoconductive scaffold with well-defined interconnected porosity	United States International

Spinal Fusion Hardware

Our spinal fusion hardware portfolio consists of an extensive line of products for spinal fusion in MIS, complex spine, deformity and degenerative procedures throughout the lumbar, thoracic and cervical regions of the spine.

Minimally Invasive Surgery

Our MIS products enable a surgeon to perform a procedure less invasively than traditional open surgery, which may result in reduced postoperative pain, faster rates of healing and fewer procedure complications by minimizing incision size and tissue dissection. Our surgeon customers utilize our iPassage™ MIS Retractors and NewPort™ Tube Retractors to perform MIS fusions and decompression procedures, a surgical technique used to alleviate pain caused from compression on the spinal cord or the nerves that emanate from it. During the procedure, the surgeon makes a small incision and inserts the retractor through the skin and soft tissues down to the spinal column, creating a tunnel to the spine. The retractor is kept in place to hold the muscles open throughout the procedure. Through this tunnel, the surgeon accesses the spine, using small instruments inserts any implants necessary for fusion, such as the screws and rods of our Coral® MIS and NewPort MIS solutions. The Coral MIS product offers a mini-open muscle splitting rod delivery option for surgeons new to MIS procedures. The NewPort MIS product features extended tabs for a small incision profile and two rod delivery options for both mini-open and percutaneous approaches. Our MIS portfolio also includes interbody devices and screw systems that facilitate access to the treatment area while providing minimal anatomical disruption. These include our expandable interbody device, which is designed to minimize the amount of implant insertion force needed and an endoscopy system, which includes a complete set of decompression instruments.

Selected Products	Image	Description	Region
iPassage MIS Retractor		A tissue sparing retraction system which adjusts to a variety of anatomical and surgical conditions. The retractor features multiple blade options and a wide array of angulations for transitioning from a minimally invasive surgery to an open surgery placement of devices.	United States
NewPort Tube Retractors		A series of minimally invasive tube retractors in a variety of lengths with low reflective finish.	United States International
Coral MIS		An extension of the Coral pedicle screw system for MIS procedures that includes a rod delivery option designed for reducing surgical steps.	United States International
NewPort		A low-profile, extended tab polyaxial screw implant that combines a locking cap and rod assembly and is often used in combination with the Malibu system.	United States International
Expandable IBD*		An expandable interbody device that can be used in either PLIF or TLIF procedures. It is designed to minimize the amount of implant insertion forces while achieving the patient-specific anatomical fit needed for proper treatment. This system provides surgeons easy implantation with continuous in situ height expansion of 50% greater than the original starting height and, if necessary, the ability to reposition intraoperatively.	United States

Selected Products	Image	Description	Region

Vu aPOD™-L Lateral IBD		An anatomical-shaped implant with a D-shaped footprint, convex endplate, and a full line of access and site prep tools that can be used with multiple retractor options.	United States

Endoscopy System*		A minimally invasive instrument system for posterior lumbar decompressions that includes a scope, radio frequency probes and a complete set of decompression instruments.	United States

Complex Spine and Deformity

Our spinal fusion hardware products are used in complex spine and deformity procedures involving multiple spine segments, challenging anatomy, tumors, traumatic injury and revision of previous fusion surgeries. Our complex fusion hardware portfolio allows surgeons to combine various product lines and approaches, offering several treatment options for the most difficult cases. We define deformity as any variation in the natural curvature of the spine, the most common of which is scoliosis, an abnormal lateral curvature of the spine. Our deformity platform consists of several technologies to address the needs of our deformity surgeons and the various derotation techniques that they use to correct the curvature of the spine. For example, our Daytona Deformity System addresses complex deformity cases by utilizing extended tab uniplanar and polyaxial screws with multiple rod options and intuitive instrumentation to create a versatile system adaptable to surgeon preference. Our systems are provided in multiple configurations and materials to address patient requirements, including stainless steel, titanium alloy and cobalt chrome alloy rod options, as well as 5.5 millimeter and 6.35 millimeter rod diameters. The ability to offer products with varying rod diameter and materials provides the surgeon different rod stiffness to treat individual patients. We offer both implant- and instrument-based reduction capabilities with our extended tab and locking cap products as well as our uniplanar and D-planar screws and rapid sequential reduction towers.

Selected Products	Image	Description	Region
Daytona Deformity System		A comprehensive rod and screw system that enables different tool options to accommodate surgical technique and which utilizes long travel polyaxial and uniplanar screws.	United States International
Coral Stainless Steel		A stainless steel quarter inch rod system offering a variety of screw options including our D-Planar screw and our Rapid Sequential Reduction technology.	United States
VuMesh		An assembly system of cages, spacers and endplates that can be customized for the position and angulation needed to restore the anterior, middle and posterior spinal column in the absence of fusion for a prolonged period of time.	United States International

Degenerative

Our degenerative products include systems that are typically used in open procedures. Open procedures are still the most common surgical approach and involve a midline incision followed by retraction of the skin and soft tissues. We offer an extensive portfolio of degenerative products that are designed for use in both thoracolumbar and cervical spine cases.

We have recently launched our Hollywood NanoMetalene Interbody Device for TLIF procedures that fuse the anterior column of the spine through a posterior approach that starts off to one side of the patient’s back. This device is composed of PEEK-OPTIMA® polymer, which has undergone a proprietary process that creates a titanium coating around the entire implant. We believe that this coating process has significant advantages over existing materials as it allows for the surface benefits of titanium, which is believed by scientists to encourage bone growth and cell migration, without compromising the mechanical and imaging benefits of PEEK-OPTIMA. In addition, the ultrathin NanoMetalene coating does not impair postoperative imaging, allowing surgeons to view the operative area and determine the extent of fusion of the vertebral bodies. We will continue to introduce new products for thoracolumbar and cervical applications that incorporate this unique NanoMetalene coating technology.

Thoracolumbar

We offer a comprehensive portfolio of products for the thoracic and lumbar regions of the spine, consisting of rods, screws and instrumentation for posterior lumbar fusion and a broad range of anterior, posterior and lateral interbody devices (“IBDs”), including stand-alone, zero-profile and low-profile systems and NanoMetalene-coated devices. Our Malibu and Coral screw and plating systems are our core products used for treating one to three level degenerative thoracolumbar spine cases. Both the Malibu and Coral screw and plating systems offer a full range of screw sizes, rod materials and lengths and unique locking caps, which minimize cross-threading and fully capture the rod.

Selected Products	Image	Description	Region
Hollywood* NanoMetalene IBD		A curved TLIF device consisting of a proprietary titanium nano-topology technology that allows the titanium to fully encompass the entire PEEK-OPTIMA implant with the imaging benefits of PEEK and a graft window for visualization of the anatomy.	United States International

Vu aPOD™ / aPOD™ Prime IBD		A zero-profile interbody device exclusively for ALIF procedures as a stand-alone device with two fixation options or for supplemental fixation with SpinPlate technology.	United States International

Zuma™ IBD		An integrated low-profile lumbar plate and interbody device that features a short plate which enables screw placement in dense cortical bone.	United States International
Malibu and Coral		Screw and rod systems with unique locking cap designs and anti-splay technology for posterior thoracolumbar and sacral fusion procedures.	United States International

Cervical

We offer a range of devices to treat disorders of the seven vertebrae and adjacent intervertebral discs in the cervical region of the spine. Our degenerative cervical portfolio includes a full range of interbody devices for the cervical spine including stand-alone, zero-profile systems, integrated plate interbody devices and traditional PEEK-OPTIMA interbody systems. In addition, we offer a variety of screw and plating systems.

Selected Products	Image	Description	Region
Complete Cervical IBD		A zero-profile stand-alone device made with a PEEK-OPTIMA interbody designed for use during an anterior cervical decompression and fusion procedure.	United States International

Zuma-C™ Anterior Cervical Fixation System		An anterior cervical fixation system that includes a low-profile anterior fixation plate and a radiolucent interbody spacer. The system is available in a wide variety of implant sizes and is combined with a comprehensive set of color-coded instruments.	United States International

Smart Cervical* Solutions		A system that combines a cervical cage with a 100% synthetic bone substitute interior. The implant is pre-filled and pre-attached to a disposable inserter.	International

Atoll™ and Sierra™ Posterior Cervical Fixation System		Cervical fixation systems comprised of screws, hooks, rods, locking screw assemblies and connectors that can be locked together in a variety of configurations to promote fusion for a wide range of patient anatomies.	United States International

Laminoplasty* System		A comprehensive set of implants and instruments for laminoplasty procedures focused on the lower cervical and upper thoracic spine, or the C3 to T3 vertebrae. The system incorporates several plate and screw options including in-line, side-by-side and single hole options, two mouth openings, hinge plates and primary and rescue screws.	United States

Sonoma™ Anterior Cervical Plate System		A system of low-profile pre-contoured plates that have a narrow footprint to facilitate a better anatomic fit as well as a window at each level for visualization of the end plates and disc space.	United States International
Capistrano™ Cervical Allograft Spacer System		Capistrano Cervical Allograft Spacer System is a precision machined cortical and cancellous allograft with an anatomic shape with user-friendly instrumentation, creating an ideal solution for ACDF procedures.	United States

Product Pipeline

We are committed to supplementing our portfolio of orthobiologics and spinal fusion hardware products through continuous innovation and bringing next-generation products to the market. We have more than a dozen products currently in our development pipeline, with a focus on MIS, complex spine, deformity and degenerative procedures, including advanced coating technology, as well as extensions of our orthobiologics products offering to further differentiate this portfolio from those of our competitors.

For example, we plan to add our NanoMetalene coating technology to additional interbody devices, starting with Cambria™ and Ventura™ and expect to roll this technology out through most of our commercialized PEEK-OPTIMA IBD products. This advanced coating technology is designed to have advantages to existing implant materials and allows us to differentiate our interbody device portfolio. In addition, we plan to introduce product line extensions of our Smart Cervical interbody device, midline MIS screw and plating systems and hyperlordotic cages, highly angled IBDs, which are used to ensure appropriate spine curvature.

Over the next 24 months, we plan to continue to build our portfolio and expect to launch a greater number of new products than we did in the past 24 months. Our product pipeline includes:

Cambria NanoMetalene	A PEEK-OPTIMA cervical IBD with our proprietary NanoMetalene technology.

Cabo Anterior Cervical Plate	A low 2.0 millimeter profile plate with a zero-profile quarter turn locking mechanism.

MIS Facet Screw	A comprehensive facet screw system with a variable washer for more bone contact and a locking screwdriver to ensure stability.

MIS Spinous Process / Interlaminar Fixation	A low-profile and small footprint clamping plate with simple insertion and locking instruments.

Next Generation Pedicle Screw Platform	A versatile, modular screw platform that is configurable and scalable for domestic and international markets.

Next Generation Stand-alone IBD	A platform modular PEEK-OPTIMA and titanium system with low-profile and zero-profile plating options.

Osteoinductive DBM Strip	Pre-shaped demineralized bone implants with an open matrix allowing bone ingrowth and providing exposure to a range of growth factors and BMPs. When hydrated, the implants can be contoured to the defect site.

Ventura NanoMetalene IBD	A NanoMetalene-coated version of our straight TLIF device.

Research and Development

We have an established research and development organization dedicated to advancing our portfolio of orthobiologics and spinal fusion hardware products. Our clinical and regulatory personnel work in parallel with our product engineering personnel to facilitate regulatory clearances of our orthobiologics and spinal fusion hardware products. These teams work in close collaboration with our surgeon customers to design technologies that will aid us in increasing our competitive advantage in the United States and international markets. We intend to invest significant resources to increase our product development efforts by expanding the size of our current product development teams to better serve the design needs of our surgeon customers and develop market ready next-generation products.

We plan to create new, innovative orthobiologics technologies that will continue to reduce the amount of autologous bone graft needed for spinal fusion procedures by extending the volume of harvested material or replacing the need for such harvesting altogether. Therefore, we are dedicated to developing technologies that have the appropriate balance of osteoinductive, osteoconductive and osteogenic properties. Our orthobiologics research and development team has extensive experience in biomaterial sciences and bringing next generation technologies to market. In addition, we collaborate with surgeons and key opinion leaders to evaluate and design new products to ensure greater acceptance of our products.

We are also committed to developing new spinal fusion hardware products that provide next generation solutions for our existing products or extend the range of solutions that we provide. One of our primary focuses in developing new spinal fusion hardware products is to further build out our complex spine and deformity procedures platform. One particular area of effort is developing products for pediatric populations including indications in small stature pediatric deformity as well as technologies that support growth. Our organization is also committed to providing products that can improve sagittal balance, correcting the patient’s spinal alignment so that their head and shoulders are above their hips so that the patient does not lean forward, such as hyperlordotic cages and expandable technology solutions to achieve appropriate curvature of the spine. We also plan to continue to develop next generation technologies that meet global demand, particularly with respect to cost and delivery methods in a manner which supports a scalable commercial model.

Our product development efforts employ an integrated team approach that involves collaboration between surgeons, our highly skilled engineers, our machinists, as well as our regulatory personnel. Our product development team, in consultation with designing surgeons, formulates a design for the product and then our machinists build prototypes for testing in our 4,000-square-foot prototyping development and testing operation at our Vista, California facility. We utilize a broad scope of technologies to allow us to meet the complex engineering related to customer requirements. As part of the development process, spine surgeons test the implantation of the products in our in-house cadaveric laboratory to ensure that all new products meet the needs of both surgeon and patient. Our team refines or redesigns the prototype as necessary based on the results of the product testing, allowing us to perform rapid iterations of the design-prototype-test development cycle. We believe that these product development efforts allow us to provide solutions that respond to the needs of neurosurgeons and orthopedic spine surgeons and their patients.

Global Spine Community Involvement

As a key part of our strategy we continuously educate and collaborate with surgeons globally to develop and market our technologies, as well as maintain active involvement in the global spine surgeon community. We believe surgeon education on the most effective use of our products is critical to our ability to help our customers realize the value potential of our products. We provide remote and on-site cadaver training throughout the year for surgeons. Our Vista, California facility has a cadaveric laboratory which enables us to conduct hands-on training to communicate the safe and most effective use of our products.

In addition to surgeon education, we solicit feedback from surgeons throughout the product development process and during post market evaluation. We also work with healthcare professionals in the area of clinical research in order to support the necessary requirements for product clearances and registrations. Surgeons also actively support the training of sales agents and other salesforce personnel on end-user functionality of our products.

Sales and Distribution

We currently market and sell our products in the United States and in over 30 countries worldwide. Our U.S. sales organization consists of regional business managers who oversee a broad network of independent orthobiologics and spine sales agents. Our international sales organization is composed of a sales management team that oversees a network of independent orthobiologics and spine stocking distributors.

In the United States, we consign our orthobiologics products and consign or loan our spinal fusion hardware sets to hospitals and independent sales agents, who in turn deliver them to the hospital for a single surgical procedure or leave them with hospitals that are high volume users for use in multiple procedures. The spinal fusion hardware sets typically contain the instruments, including disposables, and spinal implants required to complete a surgery. These sales are generated by building and maintaining relationships with the neurosurgeons and orthopedic spine surgeons who use our products in surgeries or from the hospitals that order our products directly. In international markets, we predominantly sell complete instrument and implant sets to our independent spine stocking distributors, who consign or loan these sets to surgeons. Our international sales organization is composed of a sales management team that oversees a network of independent orthobiologics and spine stocking distributors in over 30 countries that purchase our products directly from us and independently sell them. We maintain sales and marketing personnel in Switzerland and France to manage and support our stocking distributors in Europe and use third-party distribution facilities in Belgium and The Netherlands to support international distribution efforts.

We anticipate adding additional independent sales agents and stocking distributors and plan to invest in additional instrument sets and marketing and education efforts to support this expansion. We believe the expansion of our U.S. and international sales efforts will provide us with significant opportunity for future growth as we continue to penetrate existing and new markets.

Suppliers and Raw Materials

In general, raw materials essential to our businesses are readily available from multiple sources. For reasons of quality assurance, availability or cost effectiveness, certain components and raw materials are available only from sole suppliers. Our written contracts with such suppliers that we could not replace without a material expense or delay are generally supply agreements. These agreements set forth the process by which we order components or raw materials, as applicable, from such suppliers (which process is either on a purchase order basis or based on quarterly or annual forecasts and in some cases require us to purchase minimum amounts) and the related fees for purchasing such components or raw materials. These agreements have terms from one to five years, but in most instances are terminable by us (and in limited instances the other party) for convenience, subject to a specified notice period, and are also terminable upon mutual agreement by the parties, by either party upon material breach by the other and by either party in the event the other party enters bankruptcy. These agreements also outline the rights of each party with respect to quality assurance, inspection and compliance with applicable law and contain what we believe to be customary indemnification provisions for commercial agreements. Each of these agreements is entered into in the ordinary course of our business, immaterial in amount and significance and not a contract upon which our business is substantially dependent. In addition, our policy is to maintain sufficient inventory of components and raw materials so that our production will not be significantly disrupted even if a particular component or material is not available for a period of time.

Our biomaterial products contain material derived from human or bovine tissue. We take great care to provide that our products are safe and free of agents that can cause disease. We source human bone tissue only from FDA-registered and AATB-registered and inspected tissue banks. The donors are rigorously screened, tested and processed by the tissue banks in accordance with FDA and AATB requirements. Only donated tissue from FDA- and AATB-registered and inspected non-profit tissue banks is qualified to source for our raw materials. Additionally, each donor must pass all of the FDA-specified bacterial and viral testing before the raw material is distributed to Integra for further processing. We receive with each donor lot a certification of the safety of the raw material from the tissue bank’s medical director. As an added assurance of safety, each lot of bone is released into the manufacturing process only after our staff of quality assurance microbiologists screen the incoming bone and serology test records. During our manufacturing process, the bone particles are subjected to our proprietary process and terminally sterilized. We have demonstrated through our testing that this type of rigorous processing further enhances the safety and effectiveness of our demineralized bone material products.

The collagen used in our collagen ceramic matrix products is derived only from the deep flexor tendon of cattle less than 24 months old from the United States or New Zealand. The World Health Organization classifies different types of cattle tissue for relative risk of BSE transmission. Deep flexor tendon is in the lowest-risk category for BSE transmission (the same category as milk, for example) and is therefore considered to have a negligible risk of containing the agent that causes BSE (an improperly folded protein known as a prion).

Intellectual Property

We seek patent and trademark protection for our key technology, products and product improvements, both in the United States and in selected foreign countries. When determined appropriate, we plan to continue to enforce and defend our patent and trademark rights. In general, however, we do not rely solely on our patent and trademark estate to provide us with any significant competitive advantages as it relates to our existing product lines. We also rely upon trade secrets and continuing technological innovations to develop and maintain our competitive position. In an effort to protect our trade secrets, we have a policy of requiring our employees, consultants and advisors to execute proprietary information and invention assignment agreements upon commencement of employment or consulting relationships with us. These agreements also provide that all confidential information developed or made known to the individual during the course of their relationship with us must be kept confidential, except in specified circumstances.

IsoTis OrthoBiologics, Inc., an entity that will be a subsidiary of SeaSpine, owns a group of patents (6 U.S. patents and 9 foreign patents) related to reverse phase medium and the Accell process and materials. This patent group protects the Accell family of demineralized bone matrix products. The patents in this group will expire over a period of time from 2017 to 2023.

SeaSpine has licensed three U.S. patents related to certain of our pedicle screw systems from Dr. Thomas T. Haider. The license agreement, as amended, will expire when the last-to-expire licensed patent expires unless terminated earlier. The licensed patents will all expire in December, 2016. The license agreement may be terminated by either party upon any material breach by the other party, with such termination effective sixty days after giving written notice to the breaching party unless cured by the breaching party within such sixty day period. The products covered under these license agreements constitute approximately 10% of SeaSpine’s total revenue.

Our material registered and unregistered trademarks include: Accell®, Evo3®, Accell Evo3®, Accell Evo3®C, DynaGraft® II , IsoTis®, IsoTis OrthoBiologics®, OrthoBlast® II , AtollTM, CapistranoTM, Coral®, Daytona®, HollywoodTM, MalibuTM, NanoMetalene®, NewPortTM, Vu a•PODTM/Vu a•PODTM Prime, OsteoSurge® 100 (or 300), SeaSpine®, SierraTM and SonomaTM.

Competition

We participate in the highly competitive global orthobiologics and spine markets. We face significant competition in both of these markets from the spine divisions of large multinational medical device companies as well as smaller, emerging spine players focused on product innovation. These competitors are focused on bringing new technologies to market and acquiring technologies and technology licenses that directly compete with our products or have potential product advantages that could render our products obsolete or noncompetitive.

Our primary competitors in the combined orthobiologics and spinal fusion hardware markets include Alphatec, Bacterin, Baxter, Biomet, DePuy Synthes Spine (a Johnson & Johnson company) Globus Medical, Medtronic, NuVasive, K2M, LDR, Orthofix, RTI Surgical, Stryker and Zimmer and several smaller, biologically focused companies.

We anticipate that our current marketed products and any future products will be subject to intense competition. Many of our current competitors have significantly greater financial, manufacturing and marketing resources than we do, which could make the ability to scale our business challenging. As a result, these competitors have more tenured relationships with distribution channels and we anticipate they will continue to dedicate significant resources to marketing and distributing their products. Our ability to compete will depend on our ability to garner strong relationships with surgeons, partner with key opinion leaders and demonstrate superior clinical outcomes. Because of the size of the spine market, we expect that companies will continue to dedicate significant resources to developing and commercializing competing products.

Regulation

We are a manufacturer and marketer of medical devices, and therefore are subject to extensive regulation by the FDA and the Center for Medicare Services of the U.S. Department of Health and Human Services and other federal governmental agencies and, in some jurisdictions, by state and foreign governmental authorities. These regulations govern the introduction of new medical devices, the observance of certain standards with respect to the design, manufacture, testing, labeling (such as issuing a final rule in 2013 for a UDI for virtually all medical devices), promotion and sales of the devices, the maintenance of certain records, the ability to track devices, the reporting of potential product defects, the import and export of devices, and other matters.

The regulatory process of obtaining product approvals and clearances can be onerous and costly. The FDA requires, as a condition to marketing a medical device in the United States that we secure a Premarket Notification clearance pursuant to Section 510(k) of the FDCA or an approved PMA application (or PMA supplement). Obtaining these approvals and clearances can take up to several years and may involve preclinical studies and clinical trials. The FDA may also require a post-approval clinical trial as a condition of approval.

To perform clinical trials for significant risk devices in the United States on an unapproved product, we are required to obtain an Investigational Device Exemption from the FDA. The FDA may also require a filing for FDA approval prior to marketing products that are modifications of existing products or new indications for existing products. Moreover, after clearance/approval is given, if the product is shown to be hazardous or defective, the FDA and foreign regulatory agencies have the power to withdraw the clearance or require us to change the device, its manufacturing process or its labeling, to supply additional proof of its safety and effectiveness or to recall, repair, replace or refund the cost of the medical device.

The FDASIA, which includes the Medical Device User Fee Amendments of 2012, as well as other medical device provisions, went into effect October 1, 2012. This includes performance goals and user fees paid to the FDA by medical device companies when they register and list with the FDA and when they submit an application to market a device in the United States. This will affect the fees paid to the FDA over the five-year period that the FDASIA is in effect. The FDASIA also imposes some additional requirements regarding FDA Establishment Registration and Listing of Medical Devices. All U.S. and foreign manufacturers must have a FDA Establishment Registration and complete Medical Device listings for sales in the United States.

SeaSpine manufactures medical devices derived from human tissue (demineralized bone tissue). The FDA has specific regulations governing HCT/Ps. An HCT/P is a product containing, or consisting of, human cells or tissue intended for transplantation into a human patient. Examples include bone, ligament, skin and cornea. Some HCT/Ps fall within the definition of a biological product, medical device or drug regulated under the FDCA. These biologic, device or drug HCT/Ps must comply both with the requirements exclusively applicable to HCT/Ps and, in addition, with requirements applicable to biologics, devices or drugs, including premarket clearance or approval from the FDA.

Section 361 of the Public Health Service Act, authorizes the FDA to issue regulations to prevent the introduction, transmission or spread of communicable disease. HCT/Ps regulated as 361 HCT/Ps are subject to requirements relating to registering facilities and listing products with the FDA, screening and testing for tissue donor eligibility, Good Tissue Practice when processing, storing, labeling, and distributing HCT/Ps, including required labeling information, stringent record keeping, and adverse event reporting.

The AATB has issued operating standards for tissue banking. Compliance with these standards is a requirement in order to become an AATB-accredited tissue establishment. In addition, some states have their own tissue banking regulations. We are licensed or have permits for tissue banking in California, Florida, New York and Maryland.

National Organ Transplant Act. Procurement of certain human organs and tissue for transplantation is subject to the restrictions of the NOTA, which prohibits the transfer of certain human organs, including skin and related tissue for valuable consideration, but permits the reasonable payment associated with the removal, transportation, implantation, processing, preservation, quality control and storage of human tissue and skin. We reimburse tissue banks for their expenses associated with the recovery, storage and transportation of donated human tissue that they provide to us for processing. We include in our pricing structure amounts paid to tissue banks to reimburse them for their expenses associated with the recovery and transportation of the tissue, in addition to certain costs associated with processing, preservation, quality control and storage of the tissue, marketing and medical education expenses, and costs associated with development of tissue processing technologies. NOTA payment allowances may be interpreted to limit the amount of costs and expenses that we may recover in our pricing for our products, thereby reducing our future revenue and profitability.

Postmarket Requirements. After a device is cleared or approved for commercial distribution, numerous regulatory requirements apply. These include the FDA’s Quality System Regulations which cover the procedures and documentation of the design, testing, production processes, controls, quality assurance, labeling, packaging, storage and shipping of medical devices; the FDA’s general prohibition against promoting products for off-label uses; the Federal Medical Device Reporting regulation, which requires that manufacturers provide information to the FDA whenever there is evidence that reasonably suggests that a device may have caused or contributed to a death or serious injury or that a malfunction occurred which would be likely to cause or contribute to a death or serious injury upon recurrence; and the Reports of Corrections and Removals regulation, which requires manufacturers to report recalls and field corrective actions to the FDA if initiated to reduce a risk to health posed by the device or to remedy a violation of the FDCA.

We are also required to register with the FDA as a medical device manufacturer. As such, our manufacturing sites are subject to periodic inspection by the FDA for compliance with the FDA’s Quality System Regulations. These regulations require that we manufacture our products and maintain our documents in a prescribed manner with respect to design, manufacturing, testing and control activities. Further, we are required to comply with various FDA requirements and other legal requirements for labeling and promotion. If the FDA believes that a company is not in compliance with applicable regulations, it may issue a warning letter, institute proceedings to detain or seize products, issue a recall order, impose operating restrictions, enjoin future violations and assess civil penalties against that company, its officers or its employees and may recommend criminal prosecution to the DOJ.

Medical device regulations also are in effect in many of the countries in which we do business outside the United States. These laws range from comprehensive medical device approval and Quality System requirements for some or all of our medical device products to simpler requests for product data or certifications. The number and scope of these requirements are increasing. Under the EU Medical Devices Directive, medical devices must meet the Medical Devices Directive standards and receive CE Mark Certification prior to marketing in the EU. CE Mark Certification requires a comprehensive Quality System program, comprehensive technical documentation and data on the product, which are then reviewed by a Notified Body. A Notified Body is an organization designated by the national governments of the EU member states to make independent judgments about whether a product complies with the requirements established by each CE marking directive. The Medical Devices Directive, ISO 9000 series and ISO 13485 are recognized international quality standards that are designed to ensure that we develop and manufacture quality medical devices. Other countries are also instituting regulations regarding medical devices. Compliance with these regulations requires extensive documentation and clinical reports for all of our products, revisions to labeling, and other requirements such as facility inspections to comply with the registration requirements. A recognized Notified Body audits our facilities annually to verify our compliance with these standards.

In the EU, our products that contain human-derived tissue, including demineralized bone material, are not medical devices as defined in the Medical Devices Directive (93/42/EC). They are also not medicinal products as defined in Directive 2001/83/EC. Today, regulations, if applicable, are different from one EU member state to the next. Because of the absence of a harmonized regulatory framework and the proposed regulation for advanced therapy medicinal products in the EU, the approval process for human-derived cell or tissue-based medical products may be extensive, lengthy, expensive, and unpredictable.

Certain countries, as well as the EU, have issued regulations that govern products that contain materials derived from animal sources. Regulatory authorities are particularly concerned with materials infected with the agent that causes BSE. These regulations affect our biomaterial products for the spine, which contain material derived from bovine tissue. Although we take great care to provide that our products are safe and free of agents that can cause disease, products that contain materials derived from animals, including our products, may become subject to additional regulation, or even be banned in certain countries, because of concern over the potential for prion transmission. Significant new regulations, a ban of our products, or a movement away from bovine-derived products because of an outbreak of BSE could have a material and adverse effect on our current business or our ability to expand our business. See “Risk Factors—Risks Relating to Our Legal and Regulatory Environment—Certain of our products contain materials derived from animal sources and may become subject to additional regulation.”

We are subject to laws and regulations pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws that regulate the means by which companies in the health care industry may market their products to hospitals and health care professionals and may compete by discounting the prices of their products. The delivery of our products is subject to regulation regarding reimbursement, and federal healthcare laws apply when a customer submits a claim for a product that is reimbursed under a federally funded healthcare program. These rules require that we exercise care in structuring our sales and marketing practices and customer discount arrangements. See “Risk Factors—Risks Relating to Our Legal and Regulatory Environment—Oversight of the medical device industry might affect the manner in which we may sell medical devices and compete in the marketplace.”

Our international operations subject us to laws regarding sanctioned countries, entities and persons, customs, import-export, laws regarding transactions in foreign countries, the FCPA and local anti-bribery and other laws regarding interactions with healthcare professionals. Among other things, these laws restrict, and in some cases prohibit, United States companies from directly or indirectly selling goods, technology or services to people or entities in certain countries. In addition, these laws require that we exercise care in structuring our sales and marketing practices in foreign countries.

Our research, development and manufacturing processes involve the controlled use of certain hazardous materials. We are subject to country-specific, federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and certain waste products. We believe that our environmental, health and safety (“EHS”) procedures for handling and disposing of these materials comply with the standards prescribed by the controlling laws and regulations. However, risk of accidental releases or injury from these materials is possible. These risks are managed to minimize or eliminate associated business impacts. In the event of this type of accident, we could be held liable for damages that may result, and any liability could exceed our resources. We could be subject to a regulatory shutdown of a facility that could prevent the distribution and sale of products manufactured there for a significant period of time and we could suffer a casualty loss that could require a shutdown of the facility in order to repair it, any of which could have a material and adverse effect on our business. Although we continuously strive to maintain full compliance with respect to all applicable global EHS laws and regulations, we could incur substantial costs to fully comply with future laws and regulations, and our operations, business or assets may be impacted.

In addition to the above regulations, we are and may be subject to regulation under country-specific federal and state laws, including, but not limited to, requirements regarding record keeping, and the maintenance of personal information, including personal health information. As a public company, we are subject to the securities laws and regulations, including the Sarbanes-Oxley Act. We also are subject to other present, and could be subject to possible future, local, state, federal and foreign regulations.

Reimbursement Overview

Healthcare providers that purchase medical devices generally rely on third-party payors, including the Medicare and Medicaid programs and private payors, such as indemnity insurers, employer group health insurance programs and managed care plans, to reimburse all or part of the cost of the products. As a result, demand for our products is and will continue to be dependent in part on the coverage and reimbursement policies of these payors. The manner in which reimbursement is sought and obtained varies based upon the type of payor involved and the setting in which the product is furnished and utilized. Reimbursement from Medicare, Medicaid and other third-party payors may be subject to periodic adjustments as a result of legislative, regulatory and policy changes as well as budgetary pressures. Possible reductions in, or eliminations of, coverage or reimbursement by third-party payors, or denial of, or provision of uneconomical reimbursement for new products, as a result of these changes may affect our customers’ revenue and ability to purchase our products. Any changes in the healthcare regulatory, payment or enforcement landscape relative to our customers’ healthcare services has the potential to significantly affect our operations and revenue.

Employees

As of May 26, 2015 we had approximately 295 employees, 35 of whom were engaged in research and development, 140 in manufacturing, 60 in sales and marketing and 60 in general and administrative activities.

Facilities

After giving effect to the spin-off, we will operate out of two locations in Vista and Irvine, California. Our headquarters and operations facility in Vista, from which our spinal fusion hardware products are designed, developed, procured, marketed and distributed, includes two adjacent buildings that are 22,000 and 18,000 square feet, respectively. Our orthobiologics manufacturing facility in Irvine, from which virtually all of our orthobiologics products are designed, developed, manufactured, marketed and distributed, is over 70,000 square feet. We will conduct corporate, general and administrative functions from both facilities. Both the Vista and Irvine facilities are leased, with the lease term for the Vista facility expiring in 2016, with two five-year renewals at our option, and with the lease term for the Irving facility expiring in 2023. We believe that our facilities are sufficient to meet our current needs and that renewal of this space will be available when needed on acceptable terms.

Legal Proceedings

From time to time, we are subject to legal proceedings and claims in the ordinary course of business. While management presently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not materially harm our financial position, cash flows, or overall trends in results of operations, legal proceedings are subject to inherent uncertainties, and unfavorable rulings or outcomes could occur that have individually or in aggregate, a material adverse effect on our business, financial condition or operating results.

MANAGEMENT

Executive Officers and Directors Following the Spin-Off

The following table sets forth information as of June 9, 2015 regarding certain individuals who are expected to serve as our executive officers and directors following the spin-off, including their anticipated titles. All of the currently known expected executive officers are currently employees of Integra. After the spin-off, none of the executive officers will continue to be employed by Integra. Information concerning any additional directors elected by the board of directors of Integra prior to spin-off will be included in an amendment to this Information Statement.

Name	Age	Position
Kirtley (Kirt) C. Stephenson	56	Non-Executive Chairman of the Board
Stuart M. Essig, Ph.D.	53	Lead Director
Keith C. Valentine	47	President, Chief Executive Officer and Director
Cheryl R. Blanchard, Ph.D.	50	Director
Keith Bradley, Ph.D.	70	Director
Michael Fekete	50	Director
John B. Henneman, III	53	Director
James M. Sullivan	71	Director
John J. Bostjancic	44	Chief Financial Officer
John J. Winge	48	Vice President, Sales

Biographical Summaries of Directors and Executive Officers

Kirtley (Kirt) C. Stephenson will serve as non-executive Chairman of the SeaSpine Board of Directors. Between May 2011 and December 2013, Mr. Stephenson was President of Integra’s U.S. Spine business, where he was responsible for sales, marketing, research and development and other related functions. Mr. Stephenson served as President and CEO of SeaSpine, Inc. from 2002 until it was sold to Integra in May 2011. Mr. Stephenson has over 28 years of experience in the medical device industry with 17 years of experience in the spine market. Prior to co-founding SeaSpine, Inc. in 2002, Mr. Stephenson was Vice President of Sales & Marketing at Alphatec. Mr. Stephenson received a bachelor’s degree in Business Administration from the University of Cincinnati and an M.B.A. degree from Xavier University. Mr. Stephenson is 56 years old.

Stuart M. Essig, Ph.D. will serve as Lead Director of SeaSpine. Dr. Essig currently serves as Managing Director of Prettybrook Partners LLC, which he co-founded in 2012. He is also currently Integra’s Chairman of the Board, where he has served as Chairman since January 2012 and as a director since he joined Integra in December 1997. He was also Integra’s Chief Executive Officer from December 1997 until January 2012. Before joining Integra, Dr. Essig supervised the medical technology practice at Goldman, Sachs & Co. as a Managing Director. Dr. Essig had ten years of broad health care experience at Goldman Sachs serving as a senior merger and acquisitions advisor to a broad range of domestic and international medical technology, pharmaceutical and biotechnology clients. Dr. Essig has chaired Audit, Compensation and Nominating and Governance Committees and served on the boards of several NASDAQ- and NYSE-listed companies ranging in size from several hundred million dollars to $20 billion in market capitalization. Dr. Essig currently serves on the Board of Directors of St. Jude Medical Corporation and Owens & Minor, Inc. and as Chairman of the Board of Directors of Breg, Inc. He is a founding investor member of Tigerlabs, a Princeton-based business accelerator. He is an Executive in Residence at Cardinal Partners and a Venture Partner at Wellington Partners Advisory AG, both venture capital firms and serves as a Senior Advisor to TowerBrook Capital Partners. From March 2005 until August 2008, he served on the Board of Directors of Zimmer Holdings, Inc., and from 1998 to 2002 he served on the Board of Directors of Vital Signs, Inc. Dr. Essig has also served on the executive committee, nominating and governance committee and as treasurer of ADVAMED, the Advanced Medical Technology Association. Dr. Essig is also involved in several non-profit charitable organizations, including from time to time having served on the boards of such organizations. Dr. Essig received an A.B. degree, magna cum laude, from the Woodrow Wilson School of Public and International Affairs at Princeton University and M.B.A. and Ph.D. in Financial Economics degrees from the University of Chicago, Graduate School of Business. Dr. Essig is 53 years old.

Keith C. Valentine will serve as President, Chief Executive Officer and as a director of SeaSpine. Prior to joining SeaSpine, Mr. Valentine served as President and Chief Operating Officer of NuVasive, Inc. from January

2007 to January 2015 and as President from December 2004 to January 2007, prior to which he served in various senior executive roles in Marketing, Development and Operations since joining NuVasive in 2001. Previously, Mr. Valentine served as Vice President of Marketing at ORATEC Interventions, Inc., a medical device company acquired by Smith & Nephew PLC, and spent eight years in various roles with Medtronic Sofamor Danek including, Vice President of Marketing for the Rods Division and Group Director for the BMP Biologics program, the Interbody Sales Development Effort, and International Sales and Marketing. Mr. Valentine received a B.B.A. in Management and Biomedical Sciences from Western Michigan University.

Cheryl R. Blanchard, Ph.D. will serve as a director of SeaSpine. Dr. Blanchard is a medical device and biologics executive with over 25 years of leadership experience. She is currently Chief Executive Officer of Microchips Biotech, Inc., a company developing implantable drug delivery products. Prior to that she was a corporate officer of Zimmer, Inc., a medical device company focused on musculoskeletal products, where she served as Senior Vice President, Chief Scientific Officer and general manager of Zimmer Biologics. During her 12 years with Zimmer, she operated in roles of increasing responsibility including global leadership of research and development, advanced technologies, clinical, quality and regulatory affairs, medical affairs, medical education, health economics, and reimbursement. Prior to Zimmer, Dr. Blanchard built and led the medical device practice at Southwest Research Institute while also serving as an adjunct professor at the University of Texas Health Science Center, both in San Antonio, TX. Dr. Blanchard brings experience in business management, technical leadership and a track record commercializing medical technology products. In 2015, she was elected to the National Academy of Engineering, among the highest professional distinctions accorded to an engineer. Dr. Blanchard holds a Bachelor of Science in Ceramic Engineering from Alfred University, and a Masters of Science and Ph.D. in Materials Science and Engineering, both from the University of Texas at Austin. Dr. Blanchard is 50 years old.

Keith Bradley, Ph.D. will serve as a director of SeaSpine. Since 1992, Dr. Bradley has been a director of Integra. In addition, Dr. Bradley currently serves as the chairman of the compensation committee of Integra’s board of directors and as a member of the nominating and corporate governance committee of Integra’s board of directors. Between 1996 and 2003, he was a director of Highway Insurance plc, an insurance company listed on the London Stock Exchange, and has been a consultant to a number of business, government and international organizations. Dr. Bradley was formerly a visiting professor at the Harvard Business School, Wharton and UCLA, a visiting fellow at Harvard’s Center for Business and Government and a professor of international management and management strategy at the Open University and Cass Business School, U.K. Dr. Bradley has taught at the London School of Economics and was the director of the School’s Business Performance Group for more than six years. He received B.A., M.A. and Ph.D. degrees from British universities. Dr. Bradley is an adviser to RPH Capital, Canada. He previously served as a director and chair of North Star Capital Management Limited and GRS Financial Solutions Limited. Dr. Bradley is 70 years old.

Michael Fekete will serve as a director of SeaSpine. Mr. Fekete has served as an independent corporate advisor specializing in capital markets, mergers and acquisitions and general corporate strategy since 2009. From 2005 through 2009, Mr. Fekete was a Managing Director and Head of West Coast Healthcare Investment Banking for Wells Fargo / Wachovia Securities (acquired by Wells Fargo in December 2008). From 1986 to 2005, Mr. Fekete worked as an investment banker at CIBC World Markets, Oppenheimer & Co., Inc., and L.F. Rothschild & Co., Inc., where he focused on clients in the medical device, pharmaceutical and biotechnology sectors. Mr. Fekete is a director of Sagent Pharmaceuticals, Inc. (Nasdaq; SGNT), a publicly-traded pharmaceutical company focused on injectable generic pharmaceuticals, DFB Pharmaceuticals, LLC, a privately held company with operating and investing activities in the pharmaceutical sector, and of Symetis SA, a privately held company developing minimally invasive heart valve replacement therapies for patients suffering from heart valve diseases. Mr. Fekete earned his BS in business administration from The Pennsylvania State University. Mr. Fekete is 50 years old.

John B. Henneman, III will serve as a director of SeaSpine. Mr. Henneman has more than 20 years of combined financial and operational management experience in the life sciences industry. Since October 2014 Mr. Henneman has been the Executive Vice President and Chief Financial Officer of NewLink Genetics Corporation, a biotechnology company focused on cancer immunotherapy, where he is responsible for finance, law and administration. Prior to joining NewLink Genetics, Mr. Henneman served Integra LifeSciences in various capacities since 1998. Before becoming Integra’s Chief Financial Officer in 2007, Mr. Henneman served Integra in several capacities, including as General Counsel and Chief Administrative Officer, responsible at various times for Integra’s regulatory affairs, quality systems, clinical affairs, human resources, information systems and legal affairs functions and the management of Integra’s surgical instruments business. Mr. Henneman led Integra’s business development function during his entire tenure with Integra, and was responsible for the more than 40 acquisitions and alliances that Integra completed during that time. Mr. Henneman also serves on the board of directors of Alafair Biosciences, Inc., a privately-held medical device company based in Austin, Texas. Mr. Henneman received an A.B. degree from Princeton University and a J.D. from the University of Michigan Law School. Mr. Henneman is 53 years old.

James M. Sullivan will serve as a director of SeaSpine. Since 1992, Mr. Sullivan has been a director of Integra. In addition, Mr. Sullivan currently serves as presiding director of the Integra board of directors, as the chairman of the nominating and corporate governance committee of Integra’s board of directors and as a member of the audit committee of Integra’s board of directors. He is a Co-Founder of, and currently the Principal Advisor to, the Clover Investment Group. Between 1986 and April 2009, he held several positions with Marriott International, Inc. (and its predecessor, Marriott Corp.), including Vice President of Mergers and Acquisitions and Executive Vice President of Lodging Development. From 1983 to 1986, Mr. Sullivan was Chairman, President and Chief Executive Officer of Tenly Enterprises, Inc., a privately held company operating 105 restaurants. Prior to 1983, he held senior management positions with Marriott Corp., Harrah’s Entertainment, Inc., Holiday Inns, Inc., Kentucky Fried Chicken Corp. and Heublein, Inc. He also was employed as a senior auditor with Arthur Andersen & Co. and served as a director of Classic Vacation Group, Inc. until its acquisition by Expedia, Inc. in March 2002. Mr. Sullivan received a B.S. degree in Accounting from Boston College and an M.B.A. degree from the University of Connecticut. Mr. Sullivan is 71 years old.

John J. Bostjancic is SeaSpine’s Chief Financial Officer. Mr. Bostjancic has been Acting Chief Financial Officer of the SeaSpine business since December 2014, and is expected to continue in that role until the spin-off is completed. Prior to that, he was Integra’s Senior Vice President of Global Supply Chain from February 2012 through November 2014, where he was responsible for global planning, kitting, distribution, logistics and customer service functions and led the project team to comply with the FDA’s UDI rule in 2014. From 2008 until January 2012, Mr. Bostjancic was Senior Vice President of Financial Planning & Analysis. Since Mr. Bostjancic joined Integra in 1999, he held roles of increasing responsibility in the finance organization, including Corporate Controller from 2003 through 2006. Before joining Integra, Mr. Bostjancic was a Manager in the Accounting Standards team at Merck & Co., Inc. from 1998 through 1999 and worked in the Business Assurance organization at PricewaterhouseCoopers from 1993 through 1998. He received his bachelor’s degree in Accounting from the College of New Jersey. Mr. Bostjancic is 44 years old.

John J. Winge is SeaSpine’s Vice President, Sales. Mr. Winge has been Vice President, Sales of Integra’s U.S. Spine business since August, 2008, and is expected to continue in that role until the spin-off is completed. He was also Vice President, Marketing for the U.S. Spine division from June 2011 to September 2013. Mr. Winge joined Integra in August 2008 when Integra acquired the Theken Companies, where Mr. Winge served as Executive Vice President, Sales and played an integral role in building Theken Spine from approximately $6 million to roughly $50 million in annual revenue. Prior to joining Theken in 2004, Mr. Winge led the distribution business for REO Spine as the U.S. Distributor for Eurosurgical’s products from 1999 to 2004. Mr. Winge worked with various independent distributors from 1992 to 1998 as a spine hardware sales representative and manager. Mr. Winge began his medical device career as a sales representative for Sofamor Danek from 1992 to 1997. Mr. Winge received a B.A. degree in Economics from the University of Pittsburgh. Mr. Winge is 48 years old.

Board of Directors

Our business and affairs will be managed under the direction of our board of directors. Our amended and restated bylaws permit our board of directors to establish by resolution the authorized number of directors. Effective upon the distribution, our board of directors will consist of eight directors.

Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. We anticipate that our directors will be divided among the three classes as follows:

•	Class I consists of three directors, each with a term expiring at the 2016 annual meeting of stockholders;

•	Class II consists of three directors, each with a term expiring at the 2017 annual meeting of stockholders; and

•	Class III consists of two directors, each with a term expiring at the 2018 annual meeting of stockholders.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Board Leadership and Structure

In accordance with our amended and restated bylaws, our board of directors will appoint our officers, including our chief executive officer. Our board of directors does not have a policy on whether the role of the chairman and chief executive officer should be separate and, if it is to be separate, whether the chairman should be selected from the non-employee directors or be an employee and if it is to be combined, whether a lead independent director should be selected.

Following the spin-off, our board of directors will have five members who are independent, as defined by the NASDAQ Listing Rules, and three non-independent members. A number of our independent board members are currently serving or have served as members of senior management of other public companies and have served as directors of other public companies. In addition, three of our board members will also be directors of Integra. We will have three standing board committees comprised solely of directors who are considered independent under the NASDAQ Listing Rules. We believe that the number of independent, experienced directors that will make up our board of directors benefits SeaSpine and our stockholders.

In general, our board of directors will have overall responsibility for the oversight of risk management at SeaSpine. The board of directors will delegate responsibility for the oversight of certain areas of risk management to various committees of the board of directors, as described below. Each board committee will report to the full board of directors following each committee meeting.

The audit committee will oversee the accounting and financial reporting processes of SeaSpine and the audits of our financial statements. Management will meet regularly with the audit committee to discuss and review the financial risk management processes. These discussions will address compliance with the Sarbanes-Oxley Act (including discussions regarding internal controls and procedures), disclosure controls and procedures and accounting and reporting compliance, as well as tax and treasury matters. Our internal audit function’s responsibilities will include providing an annual audit assessment of the SeaSpine’s processes and controls, developing an annual audit plan using risk-based methodology, implementing the annual audit plan, coordinating with other control and monitoring functions, issuing periodic reports to the audit committee and management summarizing the results of audit activities, assisting with investigations of significant suspected fraudulent activities within the organization and notifying management and the audit committee of the results. Management will also regularly discuss with the audit committee liquidity, capital, funding needs and other financial matters.

The Compensation Committee will oversee risk relating to executive compensation programs. The Compensation Committee will consider compensation risk during its deliberations on the design of our executive compensation programs with the goal of appropriately balancing short-term objectives and long-term performance without encouraging excessive and unnecessary risk-taking behaviors.

The Nominating and Corporate Governance Committee will have oversight of corporate governance matters. These matters include evaluation of the performance of the board of directors, its committees and members, as well as establishing policies and procedures for good corporate governance.

Our President and Chief Executive Officer, who functions as our chief risk officer, has responsibility for ensuring that management provides periodic updates to the board of directors or board committees regarding risks in many areas, among them accounting, treasury, information systems, legal, governance, legislative (including reimbursement), general compliance (including sales and marketing compliance), quality, regulatory, corporate development, operations and sales and marketing. Both formal reports and less formal communications derive from a continual flow of communication throughout SeaSpine regarding risk and compliance. Our board of directors and senior management team will aim to promote a culture that actively identifies and manages risk, including effective communication throughout the entire organization and to the board of directors and its committees.

Our finance department and the internal audit function will meet with our senior executive team annually to determine whether there is a need to conduct a formal enterprise risk assessment for SeaSpine. We expect that this assessment, when conducted, would involve many members of management and solicit management’s views of all the business risks facing SeaSpine. Management will report to, and discuss with, the board of directors the results of this enterprise risk assessment. We believe that this annual discussion, along with our annual processes for creating and reviewing with the board of directors our strategic plan, our budget and our internal audit plans, as well as regular processes and communications throughout the company and periodic updates to the board of directors and committees on a broad range of risks, will combine to ensure that SeaSpine continually addresses its business risks in a disciplined fashion.

Board Committees

Audit Committee

Our audit committee will have responsibility for, among other things:

•	overseeing management’s maintenance of the reliability and integrity of our accounting policies and financial reporting and our disclosure practices;

•	overseeing management’s establishment and maintenance of processes to assure that an adequate system of internal control is functioning;

•	reviewing our annual and quarterly financial statements;

•	appointing and evaluating the independent accountants and considering and approving any non-audit services proposed to be performed by the independent accountants; and

•	discussing with management and our board of directors our policies with respect to risk assessment and risk management, as well as our substantive financial risk exposures and the actions management has taken to limit, monitor or control such exposures, if any.

Committee Members. The initial members of the audit committee will be determined prior to the spin-off. We may rely on the transition rules provided in the NASDAQ Listing Rules related to the independence and financial literacy of the members of our audit committee. To the extent we rely on these transition rules, by the date required by the transition provisions of the rules of the NASDAQ Global Market all members of the audit committee will be independent and financially literate and have the necessary accounting or financial management experience.

Charter. Prior to or upon completion of the separation, it is intended that our board of directors will adopt a written charter for our audit committee, which will then be available on our corporate website at www.seaspine.com.

Compensation Committee

Our compensation committee will have responsibility for, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our chief executive officer and our other executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	selecting independent compensation consultants and advisors and assessing whether there are any conflicts of interest with any of the committee’s compensation advisors; and

•	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans.

Committee Members. The initial members of the compensation committee will be determined prior to the spin-off. We may rely on the transition rules provided in the NASDAQ Listing Rules related to the independence of the members of our compensation committee. To the extent we rely on these transition rules, by the date required by the transition provisions of the rules of the NASDAQ Global Market all members of the compensation committee will be independent.

Charter. Prior to or upon completion of the separation, it is intended that our board of directors will adopt a written charter for our compensation committee, which will then be available on our corporate website at www.seaspine.com.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee will be an officer or employee of SeaSpine. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will have responsibility for, among other things:

•	recommending persons to be selected by our board of directors as nominees for election as directors and to fill any vacancies on our board of directors;

•	considering and recommending to our board of directors qualifications for the position of director and policies concerning the term of office of directors and the composition of our board of directors; and

•	considering and recommending to our board of directors other actions relating to corporate governance.

Committee Members. The initial members of the nominating and corporate governance committee will be determined prior to the spin-off. We may rely on the transition rules provided in the NASDAQ Listing Rules related to the independence of the members of our nominating and corporate governance committee. To the extent we rely on these transition rules, by the date required by the transition provisions of the rules of the NASDAQ Global Market all members of the nominating and corporate governance committee will be independent.

When recommending persons to be selected by the board of directors as nominees for election as directors, the nominating and corporate governance committee will consider such factors as the individual’s personal and professional integrity, ethics and values, experience in corporate management, experience in the Company’s industry and with relevant social policy concerns, experience as a board member of another publicly held company, academic expertise in an area of the Company’s operations and practical and mature business judgment. In addition, the nominating and corporate governance committee will consider diversity of relevant experience, expertise and background in identifying nominees for directors.

Charter. Prior to or upon completion of the separation, it is intended that our board of directors will adopt a written charter for our nominating and corporate governance committee, which will then be available on our corporate website at www.seaspine.com.

Code of Business Conduct and Ethics

Prior to the spin-off, we will adopt a code of business conduct and ethics that will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.seaspine.com upon the completion of the separation. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Executive Officers

Each of our executive officers has been appointed by our board of directors.

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the DGCL. The DGCL, however, prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under the DGCL. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered, or will enter, into indemnification agreements with each of our current directors and officers. These agreements provide, or will provide, for the indemnification of our directors and officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of SeaSpine, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of SeaSpine or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification, including any determination that any such indemnification by us is against public policy as expressed in the Securities Act. We believe that these amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

We intend to maintain general liability insurance covering certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, whether or not we would have the power to indemnify such person against such liability under the DGCL or the provisions of our amended and restated certificate of incorporation or amended and restated bylaws.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

DIRECTOR COMPENSATION

Prior to the distribution, SeaSpine did not compensate its directors for service in their capacity as our directors; however, in connection with the distribution we expect to adopt a compensation program for our non-employee directors that consists of a combination of cash annual retainer fees and long-term equity-based compensation. The terms of the program, as currently contemplated, are described below. We expect the program will be effective upon the completion of the distribution.

Cash Compensation

Under the program, each non-employee director will be entitled to receive annual cash retainers in the following amounts, pro-rated for any partial year of service:

Chairman Annual Retainer	$75,000
Non-Chairman Director Annual Retainer	$50,000
Chair of Audit Committee Additional Annual Retainer	$15,000
Chair of Compensation Committee Additional Annual Retainer	$15,000
Chair of Nominating and Corporate Governance Committee Additional Annual Retainer	$15,000
Lead Director Additional Annual Retainer	$25,000

Annual retainers generally will be paid in cash quarterly in arrears promptly following the end of the applicable calendar quarter, but in no event more than thirty (30) days after the end of such quarter. However, under the program non-employee directors may elect to receive a stock option in lieu of the director’s cash compensation for the applicable fiscal year. If a non-employee director timely elects to receive a stock option in lieu of cash compensation, the option will cover a number of shares equal to the aggregate cash compensation divided by the per share grant date fair value of the option on the applicable grant date.

Equity Compensation

Under the program, each non-employee director who is serving on our board of directors as of the distribution automatically will receive an option (a “Distribution Option”) to purchase a number of shares equal to the applicable dollar-denominated amount set forth in the table below, divided by the per share grant date fair value of the Distribution Option on grant date. Distribution Options will be granted on the first day of the full calendar month that begins after the 30th day following the distribution.

Each non-employee director who either is serving on our board of directors as of the distribution, or is initially elected or appointed to serve on our board of directors after the distribution, automatically will receive an option (an “Initial Option”) to purchase a number of shares equal to the applicable dollar-denominated amount set forth in the table below, divided by the per share grant date fair value of the Initial Option on applicable grant date. Initial Options granted to non-employee directors serving as of the distribution will be granted on the same day at the Distribution Options. Initial Options granted to non-employee directors who are initially elected or appointed after the distribution will be granted on the date on which the director is initially elected or appointed to service on our board.

Each non-employee director serving on our board of directors as of the date of each annual shareholder meeting automatically will receive an option (an “Annual Option”) to purchase a number of shares equal to the applicable dollar-denominated amount set forth in the table below, divided by the per share grant date fair value of the Annual Option on the date of the applicable annual shareholder meeting.

The following table sets forth the dollar-denominated amount of each option described above.

Chairman Distribution Option	$500,000
Lead Independent Director Distribution Option	$400,000
Non-Chairman and Non-Lead Independent Director Distribution Option	$200,000
Chairman Initial Option	$150,000
Non-Chairman Initial Option	$100,000
Chairman Annual Option	$150,000
Non-Chairman Annual Option	$100,000

Each option granted under the program (including options granted in lieu of cash compensation) will vest and become exercisable with respect to 25% of the shares underlying the option on each quarterly anniversary of the applicable grant date, subject to continued service, and generally will have a term of ten years. In addition, each option will vest and become exercisable in full immediately prior to a change in control of our company, subject to continued service until immediately prior to such change in control and will vest and become exercisable in full upon the director’s death or disability. If a director stands for reelection but is not reelected to our board of directors, any outstanding option then-held by the director will vest and become exercisable in full.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2014 Summary Compensation Table” below. These individuals, who would have been our 2014 “named executive officers” had we been a publicly listed company during 2014, as well as their positions with us following the distribution, are listed below.

•	Brian Larkin, President;

•	John Bostjancic, Chief Financial Officer; and

•	John Winge, Vice President, Sales.

In 2014, Messrs. Larkin, Bostjancic and Winge were employees of Integra. Accordingly, all 2014 payments and benefits described below were provided by Integra. We expect that Mr. Larkin, the current President of the SeaSpine business, will retire following the completion of the distribution. In addition, we voluntarily included information regarding the 2014 compensation paid to John Bostjancic, our Chief Financial Officer, as we believe this information is relevant and important to our stockholders.

We recently hired Keith Valentine, who currently serves, and will continue to serve following the distribution, as our Chief Executive Officer. As Mr. Valentine was not employed by us or Integra in 2014, he is not a named executive officer for 2014; however, his employment agreement with us is summarized below.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the distribution may differ materially from the currently planned programs summarized in this discussion.

2014 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2014.

Name and Principal Position	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Brian Larkin	342,210	—	—	8,520	350,730
President

John Bostjancic	295,256	146,656	109,364	2,960	554,236
Chief Financial Officer

John Winge	293,858	49,334	44,590	4,125	391,907
Vice President, Sales

(1)	Amounts reflect the full grant-date fair value of Integra stock awards granted during 2014 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock awards made to executive officers in .
(2)	Amounts under the “All Other Compensation” column consist of matching contributions made by Integra under the its 401(k) plan. In addition, with respect to Mr. Larkin includes amounts related to an annual physical examination paid by Integra.

Narrative to Summary Compensation Table

Base Salaries

Messrs. Larkin, Bostjancic and Winge received base salaries from Integra in 2014 to compensate them for services rendered to Integra. The base salary payable to each named executive officer was intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities, and is set forth in the Summary Compensation Table above. As of April 1, 2014, the base salaries of Messrs. Larkin, Bostjancic and Winge were increased from $338,500, $288,921, and $290,126, respectively, to $343,577, $297,590, and $295,232, respectively. In addition, as of April 1, 2015, the base salaries for Messrs. Bostjancic and Winge will be increased to $305,029 and $299,661, respectively.

Following the completion of the distribution, our named executive officers will earn annualized base salaries that are commensurate with their positions as named executive officers of a public company and which are expected to provide a steady source of income sufficient to permit these officers to focus their time and attention on their work duties and responsibilities. Following the distribution, the annual base salaries for Messrs. Bostjancic and Winge will be $325,000 and $299,661, respectively.

Annual Cash Incentive Program

In 2014, Messrs. Bostjancic and Winge participated in Integra’s 2014 bonus plan. Determination of payouts under Integra’s 2014 bonus plan were based on the funding of Integra’s bonus pool based on financial metrics for all participants, as well as divisional financial metrics and assessment of individual performance. For 2014, the company-wide incentive award pool was funded based on Integra’s achievement of pre-established targets of revenue, adjusted EBITDA and operating cash flow, which were weighted 40%, 30% and 30%, respectively. Upon funding of the company-wide incentive award pool, each Integra division was allocated a portion of the total pool based on the division’s achievement of applicable revenue and income goals.

The target cash incentive payout for Messrs. Bostjancic and Winge under Integra’s 2014 bonus plan was 35% and 20% respectively, of each executive’s annual base salary on September 30, 2014. The executives participated in Integra’s Global Operations and Spine divisions, respectively. Mr. Larkin did not participate in Integra’s 2014 bonus plan.

The Integra incentive award pool funded at target, and the Global Operations and Spine divisions achieved approximately 105% and 91%, respectively, of the applicable division’s goals. The annual cash bonuses actually awarded to each named executive officer for 2014 performance equaled approximately 108% and 84% of the target bonus for Messrs. Bostjancic and Winge, respectively, and are set forth above in the 2014 Summary Compensation Table in the column entitled “Non-Equity Incentive Compensation.”

Following the completion of the distribution, we expect that our named executive officers will be eligible to earn annual cash incentive awards based on the attainment of specified performance objectives established by our compensation committee. Eligibility to receive these cash bonuses is expected to incentivize our named executive officers to strive to attain Company and/or individual performance goals that further our interests and the interests of our stockholders. The applicable terms and conditions of the cash bonuses will be determined by our compensation committee, but we currently expect the annual target bonuses for Messrs. Bostjancic and Winge to be 45% and 20%, respectively, of the executive’s base salary.

Equity Compensation

Messrs. Bostjancic and Winge currently participate in Integra’s equity compensation plan. The following table sets forth the number of shares of Integra restricted stock granted to these executives by the Integra compensation committee in 2014 and 2015. Mr. Larkin did not receive an Integra equity award in 2014 or 2015.

Named Executive Officer	2014 Integra Restricted Shares Granted (#)	2015 Integra Restricted Shares Granted (#)
John Bostjancic	3,160	839
John Winge	1,063	476

Each Integra restricted stock award vests annually over a three-year period following the applicable grant date, subject to continued employment through the applicable vesting date.

We have adopted a Plan (discussed below) in order to facilitate the grant of equity and cash incentives to directors, employees (including our named executive officers) and consultants of our Company and certain of its affiliates and to enable our Company and certain of its affiliates to obtain and retain the services of these individuals, which is essential to our long-term success. The Plan was effective on the date on which it is adopted by our board of directors. For additional information about the Plan, please see “—2015 Incentive Award Plan” below.

As described elsewhere in this Information Statement, each Integra restricted stock award held by Messrs. Bostjancic and Winge will be converted into a SeaSpine restricted stock award covering a number of SeaSpine shares such that the pre-distribution value of the underlying Integra restricted stock award is approximately preserved. The converted SeaSpine restricted stock awards generally will be subject to the same terms and conditions, including the same vesting and share payment timing provisions, as applied to the applicable Integra awards immediately prior to the distribution.

Following the distribution, we expect that Messrs. Bostjancic and Winge will receive SeaSpine stock options with an aggregate fair value of $252,078 and $29,523, respectively.

Other Elements of Compensation

Retirement Plans

In 2014, our employees, including Messrs. Larkin, Bostjancic and Winge, were eligible to participate in Integra’s 401(k) retirement savings plan. Under Integra’s 401(k) plan, eligible Integra employees could elect to contribute pre-tax amounts, up to a statutorily prescribed limit, to the 401(k) plan. For 2014, the prescribed annual limit was $17,500.

We intend to establish a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. We expect that our named executive officers will be eligible to participate in the 401(k) plan on the same terms generally applicable to other full-time employees. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits and Perquisites

Additional benefits available to our employees in 2014, including Messrs. Larkin, Bostjancic and Winge, included medical, dental, and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance and basic life insurance coverage. These benefits were provided to Messrs. Larkin, Bostjancic and Winge during 2014 on the same general terms as they are provided to all of Integra’s full-time U.S. employees. In addition, for 2014 Mr. Larkin was eligible to receive an annual physical medical exam paid by Integra.

Following the distribution, we expect to reimburse Mr. Bostjancic for certain moving expenses related to his relocation from New Jersey to California.

No Tax Gross-Ups

We do not expect to make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our company.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of Integra common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2014.

		Stock Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Brian Larkin	March 25, 2013	1,111		60,250	—	—
	March 25, 2013	547	(4)	29,664	1,110	60,195
	April 2, 2012	1,928		104,555	—	—
	July 1, 2011	3,200	(5)	173,536	—	—

John Bostjancic	March 24, 2014	3,160		171,367	—	—
	March 25, 2013	1,503		81,508	—	—
	April 2, 2012	1,525		82,701	—	—
	July 1, 2011	3,200	(5)	173,536	—	—

John Winge	March 24, 2014	1,063		57,646	—	—
	March 25, 2013	427		23,156	—	—
	April 2, 2012	137		7,423	—	—

(1)	Unless otherwise specified, awards vest in substantially equal installments on each of the first, second and third anniversaries of the applicable grant date, subject to continued employment.
(2)	The market value of restricted stock or performance stock that has not vested is calculated based on the closing trading price of Integra’s common stock as reported on NASDAQ on December 31, 2014 ($54.23), the last trading day of 2014.

(3)	Consists of shares of Integra common stock underlying a performance stock award that are unearned. The terms of the performance stock award provide that (i) if Integra achieves the applicable performance goal for 2013, 546 shares will vest on the later of the first anniversary of the grant date or the date that the Integra compensation committee takes the action determining that such performance goal has been achieved; (ii) if Integra achieves the applicable performance goal for 2014, 547 shares will vest on the later of the second anniversary of the grant date or the date that the Integra compensation committee takes the action determining that such performance goal has been achieved; and (iii) if Integra achieves the applicable performance goal for 2015, 564 shares will vest on the later of the third anniversary of the grant date or the date that the Integra compensation committee takes the action determining that such performance goal for 2015 has been achieved; or (iv) if Integra achieves the applicable catch-up performance goal, any shares that fail to vest in accordance with the vesting schedule described above will vest on the date that the Integra compensation committee takes the action determining that such catch-up performance goal has been achieved, as described in, and in each case subject to the requirements of, the performance stock award agreement. Integra achieved the applicable performance goal in 2014, but failed to achieve the applicable performance goal in 2013.
(4)	Represents the shares of Integra common stock underlying a performance stock award that are earned but have not yet vested.
(5)	These awards vest in five equal installments on the anniversary of the applicable grant date.

Executive Compensation Arrangements

In 2014, none of our named executive officers was a party to any employment arrangements, including employment agreements, severance arrangements and/or change in control arrangements with Integra. However, outstanding restricted stock awards granted pursuant to Integra’s equity compensation plans will accelerate and vest in full upon the executive’s death or disability. Following is a summary of the employment and severance arrangements entered into with our named executive officers in 2015.

Keith Valentine Employment Agreement

On April 28, 2015, we entered into an employment agreement (the “Agreement”) with Keith Valentine, pursuant to which Mr. Valentine serves as Chief Executive Officer of our company, effective May 1, 2015. Unless earlier terminated, the term of the Agreement will terminate on May 1, 2019.

Under the Agreement, Mr. Valentine is entitled to receive an annual base salary of $500,000, and he is eligible for an annual bonus opportunity targeted at 85% of his annual base salary. Mr. Valentine’s bonus opportunity will range from 50% of his annual base salary (if threshold performance goals are achieved) to a maximum of 125% of his annual base salary, and for 2015 will be pro-rated for his partial year of service. Mr. Valentine’s base salary is subject to annual review and may be increased in the discretion of the compensation committee of our board of directors.

The Agreement provides that following the distribution Mr. Valentine will receive a nonqualified stock option under the Plan (the “Initial Option”) to purchase 325,000 shares of our common stock. The Initial Option will have a maximum term of eight years and will vest with respect to 25% of the shares on May 1, 2016 and with respect to the remaining 75% of the shares, in equal quarterly installments over the following three-year period, subject to his continued service.

The Agreement also provides that Mr. Valentine is eligible to receive a discretionary annual equity award with a target Black-Scholes or binomial value of $750,000. However, the amount, form and mix of such award will be determined by the compensation committee in its discretion after giving consideration to annual equity-based awards granted to chief executive officers in our peer group.

The Agreement contains an employee non-solicitation covenant that extends for 18 months following a termination of Mr. Valentine’s employment. Further, we will reimburse Mr. Valentine for up to $35,000 in legal fees and expenses incurred in connection with the drafting, review and negotiation of the Agreement and the Initial Option agreement.

Under the Agreement, if Mr. Valentine’s employment is terminated outside the context of a change in control by us other than “cause,” death or “disability,” or by Mr. Valentine for “good reason” (each, as defined in the Agreement), then, in addition to accrued amounts, Mr. Valentine will be entitled to the following payments and benefits:

•	A lump sum payment equal to 2.99 times Mr. Valentine’s annual base salary (or 2.00 times Mr. Valentine’s annual base salary in the case of a termination occurring solely because the distribution does not occur before the earlier of a change in control or December 31, 2015) and a pro-rated portion of his annual bonus for the year of termination, determined based on actual performance;

•	Company-subsidized healthcare continuation coverage for Mr. Valentine and his dependents for up to eighteen months after his termination date; and

•	Accelerated vesting of any equity awards that are outstanding immediately prior to such termination and that vest solely based on the passage of time.

If Mr. Valentine’s employment is terminated within twelve months following a change in control by us other than cause, death or disability, or by Mr. Valentine for good reason, then Mr. Valentine will be entitled to receive the same payments and benefits as in the non-change in control context, except the lump sum cash payment will instead equal 2.99 times the sum of Mr. Valentine’s annual base salary and target bonus.

If Mr. Valentine’s employment is terminated due to his death or disability, then all of the shares subject to the Initial Option will vest and become exercisable in full.

Mr. Valentine’s right to receive the severance payments pursuant to the Agreement is contingent on Mr. Valentine’s executing a general release of claims against the Company. In addition, to the extent that any payment or benefit received in connection with a change in control would be subject to an excise tax under Section 4999 of the Internal Revenue Code, such payments and/or benefits will be subject to a “best pay cap” reduction if such reduction would result in a greater net after-tax benefit to Mr. Valentine than receiving the full amount of such payments.

John Bostjancic Letter Agreement

In March 2015, we entered into an employment offer letter with Mr. Bostjancic pursuant to which he serves as Chief Financial Officer of our company.

Under the letter agreement, Mr. Bostjancic is entitled to receive an annual base salary of $325,000, and he is eligible for an annual bonus opportunity targeted at 45% of his annual base salary. In addition, Mr. Bostjancic is eligible to receive a discretionary annual equity award with value no greater than $210,000.

The letter agreement also provides that, in connection with the distribution, Mr. Bostjancic will be eligible to receive (i) one or more equity awards, including a stock option to purchase our common stock, with an aggregate fair value of $252,078 and (ii) relocation assistance of up to $100,000 in connection with his move to California.

Under the letter agreement, if Mr. Bostjancic’s employment is terminated for any reason other than cause prior to December 31, 2015, he will receive (i) a lump-sum payment equal to six months of his base salary and (ii) an additional cash amount equal to the value of any restricted stock awards held by Mr. Bostjancic as of the termination date that would have vested within six months following his termination date (had he remained employed). Mr. Bostjancic also will be eligible to receive any standard severance payments and benefits then in effect with our company. The letter agreement also provides that he will be eligible to receive up to twelve months of his base salary upon a qualifying termination in connection with a change in control, pursuant to an arrangement to be established by our company following the distribution.

John Winge Letter Agreement

In January 2015, we entered into a letter agreement with Mr. Winge pursuant to which he serves as Vice President, Sales of our company. The letter agreement provides that if Mr. Winge’s employment is terminated for any reason other than cause prior to January 1, 2016, he will receive a lump-sum payment equal to six months of his base salary, in addition to any standard severance payments and benefits then in effect with our company.

2015 Incentive Award Plan

In May 2015 our board of directors adopted, and our sole shareholder approved, the 2015 Incentive Award Plan (the “Plan”), under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the Plan are summarized below.

Eligibility and Administration

Employees, consultants and directors of SeaSpine and our affiliates are eligible to receive awards under the Plan. In addition, any person who received an award, originally granted under an Integra equity incentive award plan, that is adjusted into an award covering SeaSpine common stock in accordance with the terms of the Employee Matters Agreement (each, an “Adjusted Award”), is eligible to participate in the Plan. Following the completion of the spin-off, the Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (our board of directors and such committees, referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator has the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the Plan, subject to its express terms and conditions. The plan administrator also sets the terms and conditions of all awards under the Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

The aggregate number of shares that may be issued or transferred pursuant to awards under the Plan is the sum of (i) the number of shares that may be issuable upon exercise or vesting of the Adjusted Awards and (ii) 2,000,000 shares, which shares may be authorized but unissued shares, or shares purchased in the open market. If an award under the Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the Plan. In addition, shares tendered or withheld to satisfy tax withholding obligations associated with an award will be used again for new grants under the Plan. However, the following shares may not be used again for grant under the Plan: (1) shares tendered by a participant or withheld by us in payment of the exercise price of an option; (2) shares subject to a stock appreciation right (a “SAR”) that are not issued in connection with the stock settlement of the SAR on its exercise; and (3) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the Plan. The maximum number of shares of our common stock that may be subject to one or more awards granted to any director pursuant to the Plan during any calendar year is 500,000 and the maximum amount that may be paid under a cash award pursuant to the Plan to any one participant during any calendar year period is $2,500,000. The maximum number of shares that may be issued under the Plan upon the exercise of incentive stock options is 2,000,000.

Awards

The Plan provides for the grant of stock options, including incentive stock options (“ISOs”) and nonqualified stock options (“NSOs”), restricted stock, dividend equivalents, stock payments, restricted stock units (“RSUs”), performance shares, other incentive awards, SARs, and cash awards. Certain awards under the Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

•	Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•	SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

•	Restricted Stock, RSUs and Performance Shares. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Performance shares are contractual rights to receive a range of shares of our common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock, RSUs and performance shares may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•	Stock Payments, Other Incentive Awards and Cash Awards. Stock payments are awards of fully vested shares of our common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Cash awards are cash incentive bonuses subject to performance goals.

•	Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents may not be paid on performance awards granted under the Plan unless and until such performance awards have vested.

•	Performance Awards. Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals. The plan administrator will determine whether performance awards are intended to constitute “qualified performance-based compensation,” or “QPBC,” within the meaning of Section 162(m) of the Code, in which case the applicable performance criteria will be selected from the list below in accordance with the requirements of Section 162(m) of the Code.

Section 162(m) of the Code imposes a $1,000,000 cap on the compensation deduction that a public company may take in respect of compensation paid to its “covered employees” (which should include its chief executive officer and its next three most highly compensated employees other than its chief financial officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute QPBC. QPBC performance criteria may be used with respect to performance awards that are not intended to constitute QPBC. In addition, the company may issue awards that are not intended to constitute QPBC even if such awards might be non-deductible as a result of Section 162(m) of the Code.

In order to constitute QPBC under Section 162(m) of the Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by our compensation committee and linked to stockholder-approved performance criteria. For purposes of the Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other performance awards: (i) net earnings or losses (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation, (D) amortization and (E) non-cash equity-based compensation expense); (ii) gross or net sales or revenue or sales or revenue growth; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit (either before or after taxes); (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) year-end cash; (viii) return on assets or return on net assets; (ix) asset turnover; (x) return on capital (or invested capital) and cost of capital; (xi) return on stockholders’ equity; (xii) total stockholder return; (xiii) return on sales; (xiv) gross or net sales; (xv) return on capital; (xvi) gross or net profit or operating or income margin; (xvii) costs, reductions in costs and cost control measures; (xviii) expenses; (xix) working capital; (xx) earnings or loss per share; (xxi); (xxii) price per share or dividends per share (or appreciation in and/or maintenance of such price or dividends); (xxiii) regulatory achievements or compliance (including, without limitation, regulatory body approval for commercialization of a product); (xxiv) implementation or completion of critical projects; (xxv) market share; (xxvi) economic value or economic value added; (xxvii) asset or inventory turnover; (xxviii) cost or expenses; (xxix) mergers and acquisition integration; (xxx) financial and other capital-raising transactions; (xxxi) increase in customer base or customer retention, satisfaction and/or growth; (xxxii) employee satisfaction; (xxxiii) recruiting and maintaining personnel; (xxxiv) environmental health and safety; (xxxv) diversity; and (xxxvi) quality, any of which may be measured either in absolute terms for us or any operating unit of SeaSpine or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. The Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards.

Certain Transactions and Terminations

The plan administrator has broad discretion to take action under the Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the Plan and outstanding awards. In the event of a change in control of SeaSpine (as defined in the Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

In addition, in the event that a change in control occurs and the participant incurs a qualifying termination on or within twelve months following the date of such change in control, each outstanding award held by a participant, other than any award subject to performance vesting, will become fully vested (and, as applicable, exercisable) upon such qualifying termination.

In the event of a participant’s death or disability, all restrictions on such participant’s restricted stock award (other than restricted stock granted to participants in France) will lapse and such restricted stock will vest.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments

The plan administrator may modify award terms, establish sub-plans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by SeaSpine to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination

Our board of directors may amend or terminate the Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the Plan, “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. After the tenth anniversary of the date on which we adopted the Plan, no incentive stock options may be granted; however, the Plan does not have a specified expiration and will otherwise continue in effect until terminated by SeaSpine.

2015 Employee Stock Purchase Plan

In May 2015, our board adopted, and our sole stockholder approved, the 2015 Employee Stock Purchase Plan, or the ESPP. The purpose of the ESPP is to assist our employees in acquiring stock ownership in SeaSpine and to encourage our employees to remain employed with us. The material terms of the ESPP are summarized below. In addition, we expect to adopt an initial offering period under the ESPP after the effectiveness of the distribution that will establish the terms and conditions pursuant to which participants in the ESPP will be able to purchase shares of our common stock, which we are still in the process of developing.

Administration

The ESPP is administered by the compensation committee, which has broad authority to construe the ESPP and to make determinations with respect to the terms and conditions of each offering period under the ESPP, awards, eligible participants, designated subsidiaries and other matters pertaining to plan administration.

Common Stock Reserved for Issuance under the ESPP

An aggregate of 400,000 shares of our common stock are available for grant under the ESPP. The common stock made available for purchase under the ESPP may be authorized but unissued shares, treasury shares or shares reacquired in private transactions or open market purchases. In computing the number of shares of common stock available for grant, shares relating to options which terminate prior to exercise will be available for future grants of options.

Participating Subsidiaries and Sub-plans

The plan administrator may designate certain of our subsidiaries as participating subsidiaries in the ESPP and may change these designations from time to time. The plan administrator may also adopt sub-plans in order to ensure that the terms of the ESPP, as applicable to any non-U.S. participating subsidiaries, comply with applicable foreign laws.

Eligible Employees

Our employees and those of our participating subsidiaries generally will be eligible to participate in the ESPP, though employees who own 5% or more of the total combined voting power or value of all classes of our stock or the stock of one of our subsidiaries will not be allowed to participate in the ESPP. Under applicable tax rules, the plan administrator may also exclude certain categories of employees from participation in the ESPP.

Participation

Eligible employees may generally elect to contribute and apply to the purchase of shares of our common stock up to 15% their base pay and commissions during an offering period under the terms of the ESPP (though the plan administrator may set a lower maximum percentage under the initial or any subsequent offering period). Options granted under the ESPP are exercisable on specified exercise dates only through funds accumulated by an employee through payroll deductions made during the applicable offering period, and any such funds that are not used to purchase shares are returned to participants within thirty days after the end of the offering period. Participants may not accrue the right to purchase stock under the ESPP (or any other tax-qualified stock purchase plan) with a fair market value exceeding $25,000 in any calendar year. In addition, an individual participant may purchase up to 1,500 shares of our common stock during any purchase period. Participation in the ESPP is voluntary.

Offering Periods

Under the ESPP, employees are offered the option to purchase discounted shares of our common stock during offering periods designated by the plan administrator. The plan administrator may designate varying offering periods (including offering periods that overlap). We expect initial offering period will commence on January 1, 2016 and will end on December 31, 2016.

Share Purchases

Shares are purchased on the applicable exercise date(s), as designated by the plan administrator for each offering period. We expect that the exercise date(s) for the initial offering period (and thereafter unless changed by the plan administrator) will be the last trading day of the applicable purchase period. The option purchase price will be 85% of the closing price of our common stock on either the grant date or the exercise date, whichever is lower, as reported on the applicable listing exchange. The grant date generally will be the date on which the participant’s participation in the offering period commences. Unless a participant has previously canceled his or her participation in the ESPP, an amount equal to the amount credited to his or her ESPP account will be used to purchase the maximum number of whole shares of our common stock that can be purchased based on the amount credited to such participant’s account on the exercise date and subject to individual and aggregate share limitations under the applicable offering period established by the plan administrator. No fractional shares will be issued.

A participant may cancel his or her payroll deduction authorization no later than ten calendar days prior to the next applicable exercise date (or later, if permitted by the plan administrator). Upon cancellation, the participant may elect either to withdraw all of the funds then credited to his or her ESPP account and withdraw from the ESPP or have the balance of his or her account applied to the purchase of whole shares of common stock that can be purchased for the offering period in which his or her cancellation is effective (with any remaining ESPP account balance returned to the participant).

Termination of Eligibility and Transferability

If a participant dies during an offering period, the participant’s estate or beneficiary may elect to use amounts credited to the participant’s account to purchase shares at the end of the relevant offering period or may elect to have such amounts returned to the estate or beneficiary. If a participant’s employment is terminated for any reason other than death during an offering period, the participant’s participation in the ESPP will terminate, and any amounts credited to the participant’s ESPP account will be returned to the participant.

Options granted under the ESPP are generally not transferable and are exercisable only by the participant.

Adjustments

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of our assets to stockholders, or any other change affecting the shares of our stock or the share price of our stock, the plan administrator has broad discretion to equitably adjust awards under the ESPP to prevent the dilution or enlargement of benefits under outstanding options as a result of such transaction. In the event of a merger or sale of all or substantially all of our assets, then outstanding options will be assumed or substituted by an acquiring company or, if the acquiror chooses to not assume or substitute the outstanding options, then a new exercise date will be established and options will remain outstanding until such date, when they will be exercised for shares.

Insufficient Shares

If the total number of shares of common stock which are to be purchased under outstanding purchase rights on any particular date exceed the number of shares then available for issuance under the ESPP, the plan administrator will make a pro rata allocation of the available shares on a uniform and equitable basis, and unless additional shares are authorized under the ESPP, no further offering periods will take place. In this event, excess payroll deductions will be refunded to participants.

Amendment or Termination of the ESPP

The plan administrator has the right to amend, suspend, or terminate the ESPP at any time and from time to time to the extent that it deems advisable. However, absent the approval of our stockholders, the plan administrator may not amend the ESPP (1) to increase the maximum number of shares that may be purchased under the ESPP or (2) in any manner that would cause the ESPP to no longer be an “employee stock purchase plan” within the meaning of Code Section 423. No further offerings will take place once all shares of common stock available for purchase thereunder have been purchased unless our stockholders approve an amendment authorizing new shares under the ESPP.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, all of the outstanding shares of our capital stock are beneficially owned by Integra LifeSciences Corporation, a direct, wholly owned subsidiary of Integra. After the spin-off, Integra will not own, directly or beneficially, any shares of our capital stock. The following table sets forth certain information with respect to the anticipated beneficial ownership of our common stock following the consummation of the distribution for:

•	each of our stockholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding shares of common stock;

•	each person who is expected to serve on our board of directors following the spin-off;

•	each officer named in the 2014 Summary Compensation Table; and

•	all of our directors and executive officers following the spin-off as a group.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of Integra common stock on June 1, 2015, assuming a distribution ratio of one share of SeaSpine’s common stock for every three shares of Integra common stock held by such person.

To the extent our directors and executive officers own Integra common stock on the record date, they will participate in the distribution on the same terms as other holders of Integra common stock.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o SeaSpine Holdings Corporation, 2302 La Mirada Drive, Vista, California 92081.

Name	Shares Beneficially Owned	Percentage of Outstanding Common Stock(1)
5% Beneficial Owners
Richard E. Caruso, Ph.D.(2)	2,044,687	18.7%
FMR LLC and Edward C. Johnson 3d(3)	1,453,603	13.3%
BlackRock, Inc.(4)	746,883	6.8%

Directors and Executive Officers
Kirtley (Kirt) C. Stephenson	100	*
Stuart M. Essig, Ph.D.	318,936	2.9%
Keith C. Valentine	0	*
Cheryl R. Blanchard, Ph.D.	0	*
Keith Bradley, Ph.D.	3,727	*
Michael Fekete	0	*
John B. Henneman, III	8,893	*
James M. Sullivan	7,220	*
John J. Bostjancic	445	*
Brian Larkin	0	*
John J. Winge	0	*

All executive officers and directors (including nominees) as a group (9 persons)	339,321	3.1%

*	Represents beneficial ownership of less than 1%.
(1)

Assuming 10,954,029 SeaSpine shares outstanding immediately following the separation (based on 32,862,087 Integra shares outstanding on June 1, 2015, giving effect to a distribution ratio of one share of SeaSpine common stock for every three shares of Integra common stock held by such person). The actual number of our outstanding shares of common stock following the distribution will be determined on the record date for the distribution. Except as otherwise noted in the footnotes below, to our knowledge the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. In connection with the distribution, outstanding Integra stock options, contract stock awards, restricted stock awards and performance stock awards will be adjusted or converted. Each of these adjustments and conversions will be determined based on various factors, including the trading price of Integra shares in the days immediately preceding the distribution. Therefore, at this time we are unable to estimate the number of shares of our common stock subject to these share-based awards that, immediately after the distribution, each SeaSpine employee will be entitled to acquire within 60 days (and accordingly, such information is not reflected in this table). For additional information, see “The Spin-Off—Treatment of Integra Equity Awards.”
(2)	Includes 1,997,068 shares held by Tru St Partnership, L.P., a Pennsylvania limited partnership (“Tru St”). Also includes 7,779 shares held by Provco Leasing Corporation (“Provco”), of which Dr. Caruso is President and sole director and 24,382 shares held by The Uncommon Individual Foundation, of which Dr. Caruso is the Chief Executive Officer. Provco is the corporate general partner of Tru St. Dr. Caruso may be deemed to have shared voting and dispositive power over the shares held by Tru St, Provco and The Uncommon Individual Foundation. Also includes 15,457 shares owned by Dr. Caruso. Dr. Caruso disclaims beneficial ownership of the shares held by Tru St, Provco and The Uncommon Individual Foundation, except to the extent of his pecuniary interest therein. Dr. Caruso’s address is c/o The Provco Group, LTD, 795 E. Lancaster Avenue, Suite 200, Villanova, PA 19085. Provco’s address is 1105 N. Market Street, Suite 602, Wilmington, DE 19801. Tru St.’s address is 795 East Lancaster Avenue, Suite 200, Villanova, PA 19085.
(3)	FMR LLC, a holding company of investment companies, Edward C. Johnson 3d and Abigail P. Johnson each report beneficially owning and having sole dispositive power over 1,453,603 shares of which FMR LLC has sole voting power over 62 shares. Of the 1,453,603 shares, Fidelity Small Cap Discovery Fund (an investment company) owns and has sole voting power over 773,216 shares. Members of the family of Mr. Johnson, Chairman of FMR LLC, and Mrs. Johnson, Vice Chairman, Chief Executive Officer and President of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family group may be deemed under the Investment Company Act of 1940 (the “1940 Act”) to form a controlling group with respect to FMR LLC. Neither FMR LLC, nor Mr. Johnson, nor Mrs. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the 1940 Act, which power resides with the funds’ boards of trustees. The foregoing information has been included solely in reliance upon, and without independent investigation of, the disclosures contained in the Schedule 13G/A filed by FMR LLC with the Securities and Exchange Commission on February 13, 2015.
(4)	BlackRock, Inc. has sole voting power of 727,276 shares and sole dispositive power over all of the 746,883 shares. The foregoing information has been included solely in reliance upon, and without independent investigation of, the disclosures contained in the Schedule 13G/A filed by BlackRock, Inc. with the Securities and Exchange Commission on January 29, 2015.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Indemnification Agreements

We have entered, or will enter, into an indemnification agreement with each of our directors and officers. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws will require us to indemnify our directors and officers to the fullest extent permitted by the DGCL. See “Management—Indemnification of Officers and Directors.”

Agreements between Integra and SeaSpine Relating to the Separation

Following the spin-off, Integra and SeaSpine will operate independently, and neither will have any ownership interest in the other. In order to govern certain ongoing relationships between Integra and SeaSpine after the separation and to provide mechanisms for an orderly transition, Integra and SeaSpine intend to enter into agreements pursuant to which certain services and rights will be provided for following the separation, and Integra and SeaSpine will indemnify each other against certain liabilities arising from our respective businesses, as provided for below. The following is a summary of the terms of the material agreements we expect to enter into with Integra. As is customary in spin-off transactions, the agreements between the applicable parties which serve to allocate the assets and liabilities that relate to the parties’ respective businesses do not typically expire, so that such allocation can be assured over time. Accordingly, the Separation Agreement, the Tax Matters Agreement and the Employee Matters Agreement do not terminate upon the expiration of a specified period of time.

This summary does not purport to be complete and may not contain all of the information about these agreements that is important to you. These summaries are subject to, and qualified by reference to, the agreements described below, the form of each of which will be included as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part. You are encouraged to read each of these agreements carefully and in their entirety, as they are the primary legal documents governing the relationship between Integra and SeaSpine following the separation.

Separation Agreement

We will enter into the Separation Agreement with Integra before the separation. The Separation Agreement will set forth the agreements between Integra and us regarding the principal transactions necessary to separate us from Integra. It also will set forth other agreements that govern certain aspects of our relationship with Integra after the completion of the separation.

Except for matters covered by the Separation Agreement, the Transition Services Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Supply Agreements and the other transactions entered into in the ordinary course of business, any and all agreements, arrangements, commitments and understandings, between us and our subsidiaries (the “SeaSpine Entities”), on the one hand, and Integra and its subsidiaries and other affiliates (other than us and our subsidiaries) (the “Integra Entities”), on the other hand, will terminate prior to or as of the distribution date.

In general, neither Integra nor SeaSpine will make any representations or warranties regarding the transactions contemplated by the Separation Agreement or the respective businesses, assets, liabilities, condition or prospects of Integra or SeaSpine.

Distribution. On the distribution date, Integra will distribute to its stockholders one share of our common stock for every             shares of Integra common stock held by Integra stockholders.

Conditions. The Separation Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by Integra in its sole discretion. For further information regarding these conditions, see “The Spin-Off—Conditions to the Spin-Off.” Even if all of the conditions have been satisfied, Integra’s board of directors may, in its sole and absolute discretion, terminate and abandon the distribution and the related transactions at any time prior to the distribution date.

Removal of Guarantees and Releases from Liabilities. The Separation Agreement will require each party to use commercially reasonable efforts to remove as the other party and its subsidiaries and affiliates as guarantor of any of the first party’s obligations. The Separation Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between any of the Integra Entities and any of the SeaSpine Entities.

Release of Claims. The Separation Agreement will provide for a full and complete release and discharge of all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the effective time of the distribution, between or among any of the Integra Entities and any of the SeaSpine Entities, except as expressly set forth in the Separation Agreement.

Indemnification. SeaSpine and Integra will agree to indemnify each other and each of our and their respective affiliates and representatives, and each of the heirs, executors, successors and assigns of such representatives against all liabilities to the extent relating to or arising out of our or their respective business as conducted at any time, including any breach by such company of the Separation Agreement, and, with respect to information contained in the Registration Statement on Form 10 of which this Information Statement is a part, any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that Integra will agree to indemnify us solely with respect to information regarding any of the Integra Entities provided to us by any of the Integra Entities for inclusion therein.

Exchange of Information. SeaSpine and Integra will agree to provide each other with information relating to the other party or the conduct of its business prior to the separation, and information reasonably necessary to prepare financial statements and any reports or filings to be made with any governmental authority. SeaSpine and Integra will also agree to retain such information in accordance with our and their respective record retention policies as in effect on the date of the Separation Agreement and to afford each other access to former and current representatives as witnesses or records as reasonably required in connection with any relevant litigation.

Further Assurances. We and Integra will agree to take all actions reasonably necessary or desirable to consummate and make effective the transactions contemplated by the Separation Agreement and the ancillary agreements related thereto, including using commercially reasonable efforts to promptly obtain all consents and approvals, to enter into all agreements and to make all filings and applications that may be required for the consummation of such transactions.

Termination. The Separation Agreement will provide that it may be terminated by Integra at any time prior to the separation by and in the sole discretion of Integra without the approval of SeaSpine or the stockholders of Integra.

Transition Services Agreement

Integra provides us with certain support functions, including information technology, accounting and other financial functions, regulatory affairs and quality assurance, human resources and other administrative support. Such services, include, among others, inspection and packaging services related to certain of our products on our behalf from Integra’s Ohio distribution facility until such distribution processes can transfer to our facility in Vista, California and certain support services for the international operations. Prior to the separation and to help ensure an orderly transition, SeaSpine and Integra will enter into the Transition Services Agreement, pursuant to which, in exchange for the fees specified in such agreement, Integra will continue to provide such services

(through various separate work streams) to us on an interim basis, ranging in duration from one month to four years, with the majority of such services being provided for a duration of three to six months. We believe that the terms and conditions under the Transition Services Agreement, including the pricing, are arms’ length.

The agreed upon charges for such services are either (i) generally intended to allow Integra to recover all out-of-pocket costs and expenses, along with a pre-determined mark-up of such out-of-pocket costs and expenses or (ii) where available, a benchmark market based rate for the service. We estimate that we will pay Integra up to an aggregate of approximately $5 million over the term of the Transition Services Agreement for the services provided thereunder. In addition, we expect the vast majority of the expenses, up to approximately $4 million, to be incurred and paid during the first six months following the distribution. These costs are estimates and may vary based on need and the pace at which we transition from Integra.

Pursuant to the Transition Services Agreement, each of Integra and SeaSpine will agree to customary confidentiality agreements regarding any confidential information of the other party received in the course of performance of the services.

The Transition Services Agreement will continue in effect until the earliest of (i) the date all transition services have expired in accordance with the terms of the agreement, (ii) the date all transition services have been terminated in accordance with the terms of the agreement or (iii) the date on which the agreement is terminated as a whole. If one party defaults under the agreement, the non-defaulting party may terminate any service affected by such breach or the agreement in its entirety.

We also may incur direct fees for any additional services that we ask Integra to provide. In the event that we ask Integra to provide such additional services, we will negotiate with Integra regarding the terms and conditions for such services and the fees related thereto.

In addition, to help ensure an orderly transition, we will provide limited information technology and systems support services to Integra which are not expected to be material in either duration or amount. We will provide those services to Integra on terms that are substantially similar to the terms pursuant to which Integra provides transitional services to us pursuant to the Transition Services Agreement.

Employee Matters Agreement

Prior to the distribution, we will enter into the Employee Matters Agreement with Integra. The Employee Matters Agreement will allocate liabilities and responsibilities between Integra and SeaSpine relating to employee compensation and benefit plans and programs, including the treatment of retirement and health plans and equity incentive plans and awards.

Key provisions of the Employee Matters Agreement include the following:

•	401(k) Plan. Our employees currently participate in the Integra 401(k) plan. Prior to or in connection with the distribution, our employees will cease to participate in the Integra 401(k) plan, and we will establish a replacement 401(k) plan for the benefit of our employees with substantially similar terms and conditions as the Integra 401(k) plan. We expect that account balances of our employees will be transferred from the Integra 401(k) plan to our 401(k) plan in connection with the transfer of their participation to our plan.

•	Health and Welfare Plans. Our employees currently participate in health and welfare plans sponsored by Integra, including but not limited to medical, dental, prescription drug, disability and life insurance. Prior to or in connection with the distribution, our employees will cease to participate in the Integra health and welfare plans, and we will establish health and welfare plans that are substantially similar to the Integra health and welfare plans for the benefit of our employees.

•	Stock Options. Each Integra stock option that was granted prior to 2015 will be split into two options which will include an Integra stock option and a SeaSpine stock option. Following the distribution, the combined intrinsic value of the resulting Integra and SeaSpine stock options should approximately equal the intrinsic value as of immediately prior to the distribution of the underlying Integra stock option. Each Integra stock option that was granted in 2015 will be adjusted solely into an Integra stock option with an intrinsic value approximately equal to the intrinsic value of the underlying Integra stock option.

•	Contract Stock. Each Integra contract stock award held by an individual who will continue to be employed or engaged by Integra or its affiliates following the distribution will be adjusted to cover a number of Integra shares such that the pre-distribution value of the Integra contract stock award is approximately preserved, except each contract stock award held by Peter Arduini will be split into two contract stock awards, which will include an Integra contract stock award and a SeaSpine contract stock award, based on the distribution ratio. Each Integra contract stock award held by an individual who will be employed or engaged by SeaSpine or its affiliates following the distribution will be converted into a SeaSpine contract stock award covering a number of SeaSpine shares such that the pre-distribution value of the underlying Integra contract stock award is approximately preserved.

•	Restricted Stock. Each Integra restricted stock award held by an individual who will continue to be employed or engaged by Integra or its affiliates following the distribution will be adjusted to cover a number of Integra shares such that the pre-distribution value of the Integra restricted stock award is approximately preserved. Each Integra restricted award held by an individual who will be employed or engaged by SeaSpine or its affiliates following the distribution will be converted into a SeaSpine restricted stock award covering a number of SeaSpine shares such that the pre-distribution value of the underlying Integra restricted stock award is approximately preserved.

•	Performance Stock. Each Integra performance stock award held by an individual who will be employed or engaged by Integra or its affiliates following the distribution will be adjusted to cover a number of Integra shares such that the pre-distribution value of the Integra performance stock award is approximately preserved. Each Integra performance stock award held by an individual who will be employed or engaged by SeaSpine or its affiliates following the distribution will be converted into a time-vesting SeaSpine equity award covering a number of SeaSpine shares such that the pre-distribution value of the underlying Integra performance stock award is approximately preserved.

•	General Terms. Except as provided above, post-distribution equity awards resulting from adjustment of underlying Integra equity awards will generally be subject to the same vesting, expiration and other terms and conditions as applied to the underlying Integra awards immediately prior to the distribution.

•	Incentive Compensation. Our employees currently participate in cash incentive, commission and similar cash plans or programs maintained by Integra. Prior to or in connection with the distribution, our employees will cease to participate in the Integra incentive compensation arrangements, and we will establish incentive compensation programs that are substantially similar to the Integra incentive compensation program for the benefit of our employees.

Tax Matters Agreement

In connection with the distribution, we and Integra will enter into the Tax Matters Agreement. The Tax Matters Agreement will generally govern the respective rights, responsibilities and obligations of us and Integra with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and certain other matters regarding taxes.

Our obligations under the Tax Matters Agreement are not limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities of Integra and its subsidiaries under the Tax Matters Agreement, we nonetheless could be liable under applicable tax law for such liabilities if Integra were to fail to pay them. If we are required to pay any liabilities under the circumstances set forth in the Tax Matters Agreement or pursuant to applicable tax law, the amounts may be significant.

The Tax Matters Agreement also will require us and Integra to comply with the representations made to Latham & Watkins LLP in connection with its tax opinion, and will contain restrictions on our ability (and the ability of any member of our group) to take actions that could cause the internal distribution or the distribution to fail to qualify as a tax-free transaction for U.S. federal income tax purposes, including entering into any transaction or series of transactions as a result of which any person or group of persons would acquire or have the right to acquire from us or holders of our stock amounts of our stock greater than certain threshold amounts, or issuing our stock in an offering in amounts greater than certain threshold amounts. Certain of these restrictions will apply for the two-year period after the distribution, unless we obtain a private letter ruling from the IRS or a written opinion of a nationally recognized law firm that such action will not cause the internal distribution, the distribution or certain related transactions to fail to qualify as tax-free transactions for U.S. federal income tax purposes. Notwithstanding receipt of such ruling or opinion, in the event that such action causes the internal distribution, the distribution or certain related transactions to fail to qualify as a tax-free transaction for U.S. federal income tax purposes, we could be responsible for taxes arising therefrom.

Under the Tax Matters Agreement and subject to certain exceptions, we generally will be liable for, and will indemnify Integra against, taxes attributable to our business, and Integra generally will be liable for, and will indemnify us against, all taxes attributable to its business. Integra generally will be responsible for preparing and filing all tax returns that include taxes allocable to both Integra and us. In addition, Integra generally will be responsible for preparing and filing all tax returns that solely include taxes allocable to Integra, and we generally will be responsible for preparing and filing all tax returns that solely include taxes allocable to us.

Supply Agreements

Microfibrillar Collagen Supply Agreement

Prior to or concurrently with the separation, we expect to enter into an eight-year non-exclusive microfibrillar collagen product supply agreement with Integra for the supply of microfibrillar collagen material for use in the manufacture of our collagen ceramic matrix products. Integra will initially supply all of the microfibrillar collagen material used in the manufacture of our collagen ceramic matrix products, but we have the right to source microfibrillar collagen material from other suppliers. The specific quantities of microfibrillar collagen material supplied by Integra will be based on forecasts we provide to Integra. It is expected that the microfibrillar collagen material will be sold to us at fixed fee prices, with annual increases as set forth in the agreement. We may, at our option, extend the agreement for up to an additional six-year period. All terms and conditions under the agreement, including pricing, are expected to be arms’ length.

Under the agreement, we intend to license to Integra certain intellectual property associated with the collagen ceramic matrix product existing as of the date of separation. The agreement will restrict Integra from using such intellectual property in the spinal market, as further described in the agreement.

We will have the right to place a final order for microfibrillar collagen material upon termination or expiration of the agreement (except for terminations in certain circumstances) based on the amounts ordered in the twelve-month period immediately prior to such termination or expiration. Such material may be delivered by Integra over a twelve-month period.

The agreement may be terminated by mutual consent of the parties, or at the election of the non-defaulting party, with notice and a cure period, after an event of default specified in the agreement, which include events of non-payment, failure to comply with other obligations under the agreement, or bankruptcy related events.

Collagen Ceramic Supply Agreement

Prior to or concurrently with the separation, we expect to enter into a three-year non-exclusive collagen ceramic supply and distribution agreement with Integra to purchase (i) finished collagen ceramic matrix for supply to U.S. and international markets and (ii) finished collagen morsel products. The specific quantities of collagen ceramic matrix products supplied by Integra will be based on forecasts we provide to Integra. We currently expect that the products obtained from Integra pursuant to this agreement will represent approximately 10% of the revenue derived from all of the products that we sell. It is expected that the collagen ceramic matrix and collagen morsel products will be sold to us at fixed fee prices, with annual increases as set forth in the agreement. All terms and conditions under the agreement, including pricing, are expected to be arms’ length.

We will have the right to place a final order for collagen ceramic matrix and collagen morsel products upon termination or expiration of the agreement (except for terminations in certain circumstances) based on the amounts ordered in the twelve-month period immediately prior to such termination or expiration. Such products may be delivered by Integra over a twelve-month period.

The agreement may be terminated by mutual consent of the parties, or at the election of the non-defaulting party, with notice and a cure period, after an event of default specified in the agreement, which include events of non-payment, failure to comply with other obligations under the agreement, or bankruptcy related events.

Demineralized Bone Matrix and Collagen Ceramic Products Supply Agreement

Prior to or concurrently with the separation, we expect to enter into a seven-year non-exclusive demineralized bone matrix and collagen ceramic products supply and distribution agreement with Integra. Under this agreement, we will supply Integra with demineralized bone matrix and finished collagen ceramic matrix products for use in the global upper and lower extremities trauma and reconstruction surgery markets. The specific quantities of demineralized bone matrix and collagen ceramic matrix products supplied by us will be based on forecasts provided by Integra to us. It is expected that the demineralized bone matrix and the collagen ceramic matrix products will be sold by us at fixed fee prices, with annual increases as set forth in the agreement. Integra may, at its option, extend the agreement for up to an additional six-year period. All terms and conditions under the agreement, including pricing, are expected to be arms’ length.

Integra will have the right to place a final order for product upon termination or expiration of the agreement (except for terminations in certain circumstances) based on the amounts ordered in the twelve-month period immediately prior to such termination or expiration. Such products may be delivered by us over a twelve-month period.

The agreement may be terminated by mutual consent of the parties, or at the election of the non-defaulting party, with notice and a cure period, after an event of default specified in the agreement, which include events of non-payment, failure to comply with other obligations under the agreement, or bankruptcy related events.

Related Party Transactions

Set forth below is a description of certain relationships and related person transactions between us or our subsidiaries and our directors, executive officers and holders of more than 5% of our voting securities during the fiscal years ended December 31, 2014, 2013 and 2012. We believe that all of the following transactions were entered into with terms as favorable as could have been obtained from unaffiliated third parties in an arm’s length transaction.

Board of Directors Compensation

Following consummation of the separation, directors who are our employees will receive no cash compensation for their service as members of our board of directors. Members of our board of directors who are not our employees will be compensated as set forth under “Director Compensation.” For more information regarding these arrangements, see “Director Compensation.”

Relationship with Integra

We are an indirect, wholly owned subsidiary of Integra. All of the shares of our issued and outstanding capital stock are currently owned by Integra LifeSciences Corporation, a direct, wholly owned subsidiary of Integra. Following completion of the separation, Integra will not own, directly or beneficially, any shares of our common stock.

Potential Conflicts of Interest

A number of our directors and officers continue to own Integra common stock (in at least one case, a substantial amount), as well as, in some cases, equity awards covering Integra stock. The direct interests of our directors and officers and related entities in common stock of Integra could create, or appear to create, potential conflicts of interest with respect to matters involving both Integra and us that could have different implications for Integra than they do for us. As a result, we may be precluded from pursuing certain opportunities on which we would otherwise act, including growth opportunities.

Following the spin-off, Integra and SeaSpine will operate independently, and neither will have any ownership interest in the other. Our executive officers and members of SeaSpine’s board of directors have fiduciary duties to our stockholders. Likewise, any such persons who serve in similar capacities at Integra have fiduciary duties to that company’s stockholders. Therefore, such persons may have conflicts of interest or the appearance of conflicts of interest with respect to matters involving or affecting more than one of the companies to which they owe fiduciary duties. For example, there may be the potential for a conflict of interest when SeaSpine or Integra looks at acquisitions and other corporate opportunities that may be suitable for each of them. Any potential conflicts that arise will be addressed on a case-by-case basis, keeping in mind the applicable fiduciary duties owed by the directors of each issuer. From time to time, we may enter into transactions with Integra and/or its subsidiaries or other affiliates. There can be no assurance that the terms of any such transactions will be as favorable to SeaSpine, Integra, or any of their subsidiaries or affiliates as would be the case where there is no overlapping director. See “—Policies and Procedures for Related Party Transactions” below for a discussion of certain procedures we will institute to address any such potential conflicts that may arise.

Policies and Procedures for Related Party Transactions

Our board of directors will adopt a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. Pursuant to this written policy, SeaSpine reviews all transactions, arrangements or relationships (or any series of similar transactions, arrangements or relationships) in which SeaSpine (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $100,000, and in which any Related Person had, has or will have a direct or indirect interest. For purposes of the policy, a “Related Person” means:

(a) any person who is, or at any time since the beginning of SeaSpine’s last fiscal year was, a director or executive officer of SeaSpine or a nominee to become a director of SeaSpine;

(b) any person who is known to be the beneficial owner of more than 5% of any class of our voting securities;

(c) any immediate family member of any of the foregoing persons; and

(d) any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

If our legal department determines that a proposed transaction is a transaction for which approval is required under applicable rules and regulations of the SEC, the proposed transaction shall be submitted to the audit committee for consideration.

The audit committee will consider all of the relevant facts and circumstances available to the committee, including (if applicable) but not limited to, the benefits to SeaSpine; the impact on a director’s independence in the event the Related Person is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally. No member of the audit committee shall participate in any review, consideration or approval of any Related Person Transaction with respect to which such member or any of his or her immediate family members is the Related Person. The audit committee shall approve only those Related Person Transactions that are in, or are not inconsistent with, the best interests of SeaSpine and its stockholders, as the audit committee determines in good faith.

The policy provides that the above determination should be made at the next audit committee meeting. In those instances in which the legal department, in consultation with the Chief Executive Officer or the Chief Financial Officer, determines that it is not practicable or desirable for SeaSpine to wait until the next audit committee meeting, the transaction shall be presented to the chair of the audit committee (who will possess delegated authority to act between audit committee meetings).

All related party transactions described in this section occurred prior to adoption of this policy, and as such, these transactions were not subject to the approval and review procedures described above. However, these transactions were reviewed and approved by our board of directors, or, for those transactions in which one or more of our directors was an interested party, by a majority of disinterested directors.

DESCRIPTION OF SEASPINE CAPITAL STOCK

General

Our amended and restated certificate of incorporation authorizes us to issue up to 60,000,000 shares of common stock, $0.01 par value per share and up to 15,000,000 shares of preferred stock, $0.01 par value per share. The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws. Copies of these documents are filed with the SEC as exhibits to our Registration Statement on Form 10 of which this Information Statement forms a part.

All of our issued and outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable. Our shares of common stock are not redeemable and, following the distribution, will not have preemptive rights.

Common Stock

The holders of our common stock are entitled to the following rights.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We have never declared or paid dividends on our common stock and currently do not anticipate paying any cash dividends after the separation or in the foreseeable future.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Upon the completion of the distribution, our board of directors will have the authority, without further action by our stockholders, to issue up to 15,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of SeaSpine or other corporate action. Upon completion of the distribution, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws that May Have an Anti-Takeover Effect

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws that are summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•	establish a classified board of directors, with three classes of directors;

•	authorize the issuance of blank check preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	limit the ability of stockholders to remove directors;

•	prohibit our stockholders from calling a special meeting of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to adopt, alter or repeal our bylaws;

•	require a 66 2⁄3% vote of stockholders, voting together as a single class, to amend the provisions of our amended and restated bylaws and certain provisions of our amended and restated certificate of incorporation; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

The foregoing provisions of our amended and restated certificate of incorporation and amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Takeover Statute

Subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66  2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

In our amended and restated certificate of incorporation, we do not elect “opt out” of being governed by Section 203 of the DGCL, as permitted under and pursuant to subsection (b)(3) of Section 203. Accordingly, we will be governed by Section 203 of the DGCL.

Acceleration of Equity Awards Upon Change of Control

We may grant equity incentive awards to eligible service providers under the Plan. In the event of a change in control (as defined in the Plan) of SeaSpine, to the extent that a surviving entity declines to continue, convert, assume or replace outstanding awards under the Plan, then all such awards will become fully vested and exercisable in connection with the transaction.

Listing

We have applied to list our common stock on the NASDAQ Global Market under the symbol “SPNE.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s telephone number is (800) 937-5449.

RECENT SALES OF UNREGISTERED SECURITIES

In connection with the initial capitalization of SeaSpine, we issued 100 shares of our common stock to Integra on or about February 12, 2015 in exchange for an aggregate capital contribution of $10.00. The shares were issued in reliance on the exemption set forth in Section 4(a)(2) of the Securities Act because the issuance did not involve any public offering of securities.

INDEMNIFICATION AND LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue, or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(e) of the DGCL provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized by Section 145 of the DGCL. Section 145(e) of the DGCL further provides that such expenses (including attorneys’ fees) incurred by former directors and officers or other employees or agents of the corporation may be so paid upon such terms and conditions as the corporation deems appropriate.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

Our amended and restated bylaws that will be in effect upon completion of the distribution will provide that we will indemnify, to the fullest extent permitted by the DGCL, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was one of our directors or officers or, while serving as one of our directors or officers, is or was serving at our request as a director, officer, employee, or agent of another corporation or of another entity, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person, subject to limited exceptions relating to indemnity in connection with a proceeding (or part thereof) initiated by such person. Our amended and restated bylaws that will be in effect upon completion of the distribution will further provide for the advancement of expenses to each of our officers and directors.

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by the DGCL, as the same exists or may be amended from time to time, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under Section 102(b)(7) of the DGCL, the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty can be limited or eliminated except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL (relating to unlawful payment of dividend or unlawful stock purchase or redemption); or (iv) for any transaction from which the director derived an improper personal benefit.

We also intend to maintain a general liability insurance policy which covers certain liabilities of directors and officers of SeaSpine arising out of claims based on acts or omissions in their capacities as directors or officers, whether or not we would have the power to indemnify such person against such liability under the DGCL or the provisions of our amended and restated certificate of incorporation or amended and restated bylaws.

In connection with the distribution, we intend to enter into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and by our amended and restated certificate of incorporation or amended and restated bylaws.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this Information Statement. This Information Statement, which constitutes a part of the Registration Statement on Form 10, does not contain all of the information set forth in the Registration Statement on Form 10 or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the Registration Statement on Form 10 and the exhibits and schedules filed thereto. Statements contained in this Information Statement regarding the contents of any contract or any other document that is filed as an exhibit to the Registration Statement on Form 10 are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Registration Statement on Form 10. Following the distribution, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. Information contained on any website referenced in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

Information that we file with the SEC after the date of this Information Statement may supersede the information in this Information Statement. You may read these reports, proxy statements and other information and obtain copies of such documents and information as described above. You should rely only on the information contained in this Information Statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this Information Statement. Neither the delivery of this Information Statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth or in our affairs since the date hereof.

SEASPINE

THE ORTHOBIOLOGICS AND SPINAL FUSION HARDWARE BUSINESS OF

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Integra LifeSciences Holding Corporation:

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, comprehensive loss, changes in invested equity and cash flows present fairly, in all material respects, the financial position of SeaSpine at December 31, 2014 and December 31, 2013 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement Schedule II—Valuation and Qualifying Accounts presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements and financial statement schedule in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

April 1, 2015

SEASPINE

THE ORTHOBIOLOGICS AND SPINAL FUSION HARDWARE BUSINESS OF

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

COMBINED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2014	2013	2012
	(In thousands)
Total revenue, net	$138,695	$146,586	$147,510
Cost of goods sold	56,714	55,532	54,856

Gross profit	81,981	91,054	92,654
Operating expenses:
Selling, general and administrative	88,213	93,009	94,747
Research and development	8,527	9,893	12,269
Intangible amortization	5,590	5,598	5,716

Total operating expenses	102,330	108,500	112,732
Operating loss	(20,349)	(17,446)	(20,078)
Other expense, net	(269)	(4,556)	(8,194)

Loss before income taxes	(20,618)	(22,002)	(28,272)
Provision for income taxes	3,927	3,744	2,152

Net loss	$(24,545)	$(25,746)	$(30,424)

The accompanying notes are an integral part of these combined financial statements.

SEASPINE

THE ORTHOBIOLOGICS AND SPINAL FUSION HARDWARE BUSINESS OF

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

COMBINED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended December 31,
	2014	2013	2012
	(In thousands)
Net loss	$(24,545)	$(25,746)	$(30,424)

Other comprehensive loss
Change in foreign currency translation adjustments	(961)	256	171

Comprehensive loss	$(25,506)	$(25,490)	$(30,253)

The accompanying notes are an integral part of these combined financial statements.

SEASPINE

THE ORTHOBIOLOGICS AND SPINAL FUSION HARDWARE BUSINESS OF

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

COMBINED BALANCE SHEETS

	December 31, 2014	December 31, 2013
	(In thousands)
ASSETS
Current Assets:
Cash	$652	$646
Trade accounts receivable, net of allowances of $558 and $1,068	22,538	25,972
Inventories, net	49,862	47,842
Deferred tax assets	436	628
Prepaid expenses and other current assets	1,128	1,210

Total current assets	74,616	76,298
Property, plant and equipment, net	16,360	19,567
Intangible assets, net	46,891	55,127
Deferred tax assets	501	587
Other assets	1,274	1,914

Total assets	$139,642	$153,493

LIABILITIES AND INVESTED EQUITY
Current Liabilities:
Accounts payable, trade	$36,637	$30,900
Income taxes payable	608	101
Accrued compensation	6,300	5,406
Accrued expenses and other current liabilities	2,407	2,034

Total current liabilities	45,952	38,441
Deferred tax liabilities	23	944
Long term income taxes payable	120	198
Other liabilities	2,263	2,415

Total liabilities	48,358	41,998

Commitments and contingencies
Invested Equity:
Integra net investment	90,391	109,641
Accumulated other comprehensive loss	893	1,854

Total invested equity	91,284	111,495

Total liabilities and invested equity	$139,642	$153,493

The accompanying notes are an integral part of these combined financial statements.

SEASPINE

THE ORTHOBIOLOGICS AND SPINAL FUSION HARDWARE BUSINESS OF

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2014	2013	2012
	(In thousands)
OPERATING ACTIVITIES:
Net loss	$(24,545)	$(25,746)	$(30,424)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	14,693	15,996	16,333
Deferred income tax provision (benefit)	(673)	(697)	(256)
Share-based compensation	551	706	743
Loss on disposal of property and equipment	292	—	370
Amortization of inventory step-up	258	795	1,674
Allocation of non-cash charges from parent	1,934	1,415	1,463
Changes in assets and liabilities:
Accounts receivable	2,997	2,314	(4,641)
Inventories	(2,685)	(10,202)	(3,087)
Prepaid expenses and other current assets	256	754	210
Other non-current assets	499	149	(469)
Accounts payable	5,797	7,944	7,119
Income taxes payable	507	101	(464)
Accrued expenses and other current liabilities	1,219	(1,544)	1,598
Other non-current liabilities	(294)	535	196

Net cash provided by (used in) operating activities	806	(7,480)	(9,635)

INVESTING ACTIVITIES:
Cash used in business acquisitions, net of cash acquired	—	—	(7,525)
Purchases of property and equipment	(3,804)	(5,550)	(6,330)

Net cash used in investing activities	(3,804)	(5,550)	(13,855)

FINANCING ACTIVITIES:
Integra net investment	3,012	13,581	21,210

Net cash provided by financing activities	3,012	13,581	21,210

Effect of exchange rate changes on cash	(8)	4	18

Net increase (decrease) in cash	6	555	(2,262)
Cash at beginning of period	646	91	2,353

Cash at end of period	$652	$646	$91

The accompanying notes are an integral part of these combined financial statements.

SEASPINE

THE ORTHOBIOLOGICS AND SPINAL FUSION HARDWARE BUSINESS OF

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

COMBINED STATEMENTS OF CHANGES IN INVESTED EQUITY

	Integra Net Investment	Accumulated Other Comprehensive Income/ (Loss)	Total Invested Equity
	(In thousands)
Invested equity, December 31, 2011	$7,735	$1,427	$9,162
Net Loss	(30,424)	—	(30,424)
Other comprehensive income	—	171	171
Net Transfers to Integra	15,467	—	15,467

Invested equity, December 31, 2012	(7,222)	1,598	(5,624)
Net Loss	(25,746)	—	(25,746)
Other comprehensive income	—	256	256
Net Transfers to Integra	142,609	—	142,609

Invested equity, December 31, 2013	109,641	1,854	111,495
Net Loss	(24,545)	—	(24,545)
Other comprehensive loss	—	(961)	(961)
Net Transfers to Integra	5,295	—	5,295

Invested equity, December 31, 2014	$90,391	$893	$91,284

The accompanying notes are an integral part of these combined financial statements

SEASPINE

THE ORTHOBIOLOGICS AND SPINAL FUSION HARDWARE BUSINESS OF

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

1. BUSINESS

On November 3, 2014, Integra LifeSciences Holdings Corporation (“Integra”) announced its plan to spin off its orthobiologics and spinal fusion hardware business. The separation will create an independent, publicly traded medical technology company focused on the design, development and commercialization of surgical solutions for the treatment of patients suffering from spinal disorders. As part of the separation, Integra plans to transfer the assets, liabilities and operations of the orthobiologics and spinal fusion hardware business on a global basis to SeaSpine prior to the distribution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying combined financial statements of the SeaSpine orthobiologics and spinal fusion hardware business of Integra (also referred as “we,” “us,” or “the Business”) have been prepared on a standalone basis and are derived from Integra’s consolidated financial statements and accounting records. The combined financial statements reflect the Company’s financial position, results of operations and cash flows as the business was operated as part of Integra prior to the distribution in conformity with accounting principles generally accepted in the United States (“GAAP”).

We receive significant management and shared administrative services from Integra and we and Integra engage in certain related party transactions. We rely on Integra for a significant portion of our operational and administrative support. The combined financial statements include allocation of certain Integra corporate expenses, including information technology resources and support; finance, accounting, and auditing services; real estate and facility management services; human resources activities; certain procurement activities; treasury services, and legal advisory services and costs for research and development. These costs have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on a pro-rata basis of revenue, standard cost of sales or other measures.

Integra uses a centralized approach to cash management and financing of its operations and substantially all cash generated by our Business is assumed to be remitted to Integra. Cash management and financing transactions relating to our Business are accounted for through the Integra invested equity account. Accordingly, none of the Integra cash and cash equivalents at the corporate level has been assigned to us in the combined financial statements. Integra’s debt and related interest expense have not been allocated to us for any of the periods presented since we are not the legal obligor of the debt and Integra’s borrowings were not directly attributable to us.

Management believes the assumptions and allocations underlying the combined financial statements are reasonable and appropriate. The expenses and cost allocations have been determined on a basis that Integra and we consider to be a reasonable reflection of the utilization of services provided or the benefit received by us during the periods presented.

However, the amounts recorded for these transactions and allocations are not necessarily representative of the amounts that would have been reflected in the financial statements had we been an entity that operated independently from Integra. Consequently, our future results of operations after the separation will include costs and expenses for us to operate as an independent company, and these costs and expenses may be materially different from our historical results of operations, statement of comprehensive income (loss), financial position, and cash flows. Accordingly, the financial statements for these periods are not indicative of our future results of operations, financial position, and cash flows.

See Note 3, “Transactions with Integra” for further information regarding the relationships we have with Integra and other Integra businesses.

PRINCIPLES OF COMBINATION

The combined financial statements include certain assets and liabilities that have historically been held at the Integra level but are specifically identifiable or otherwise attributable to us. All significant intra-company transactions within the Business have been eliminated. All significant transactions between us and other businesses of Integra are included in these combined financial statements.

INVESTED EQUITY

This balance represents the accumulation of our net earnings over time, including share-based compensation expense recorded, cash transferred to and from Integra, and net intercompany receivable/payable between us and Integra.

USE OF ESTIMATES

The preparation of combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities, and the reported amounts of revenues and expenses. Significant estimates affecting amounts reported or disclosed in the combined financial statements include allowances for doubtful accounts receivable and sales returns and allowances, net realizable value of inventories, amortization periods for acquired intangible assets, discount rates and estimated projected cash flows used to value and test impairments of long-lived assets and goodwill, estimates of projected cash flows, depreciation and amortization periods for long-lived assets, computation of taxes, valuation allowances recorded against deferred tax assets, the valuation of stock-based compensation and loss contingencies. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the current circumstances. Actual results could differ from these estimates.

CASH

Cash is managed centrally and most cash generated by our Business was remitted to Integra. Such centralized cash management transactions relating to our Business are reflected through Integra net investment in equity. Accordingly, none of the centrally managed cash at Integra’s corporate level has been reflected in our combined financial statements.

TRADE ACCOUNTS RECEIVABLE AND ALLOWANCES FOR DOUBTFUL ACCOUNTS RECEIVABLE

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivables.

The Company evaluates the collectability of accounts receivable based on a combination of factors. In circumstances where a specific customer is unable to meet its financial obligations to the Company, a provision to the allowances for doubtful accounts is recorded against amounts due to reduce the net recognized receivable to the amount that is reasonably expected to be collected. For all other customers, a provision to the allowances for doubtful accounts is recorded based on factors including the length of time the receivables are past due, the current business environment and the Company’s historical experience. Provisions to the allowances for doubtful accounts are recorded to selling, general and administrative expenses. Account balances are charged off against the allowance when it is probable that the receivable will not be recovered.

INVENTORIES

Inventories, consisting of purchased materials, direct labor and manufacturing overhead, are stated at the lower of cost, the value determined by the first-in, first-out method, or market. Inventories consisted of the following:

	December 31,
	2014	2013
	(In thousands)
Finished goods	$32,364	$33,080
Work in process	11,675	10,193
Raw materials	5,823	4,569

Total inventories, net	$49,862	$47,842

At each balance sheet date, the Company evaluates inventories for excess quantities, obsolescence or shelf life expiration. This evaluation includes analysis of historical sales levels by product, projections of future demand, the risk of technological or competitive obsolescence for products, general market conditions, a review of the shelf life expiration dates for products, as well as the feasibility of reworking or using excess or obsolete products or components in the production or assembly of other products that are not obsolete or for which there are not excess quantities in inventory. To the extent that management determines there are excess or obsolete inventory or quantities with a shelf life that is too near its expiration for the Company to reasonably expect that it can sell those products prior to their expiration, the Company adjusts the carrying value to estimated net realizable value.

The Company capitalizes inventory costs associated with certain products prior to regulatory approval, based on management’s judgment of probable economic benefit. The Company could be required to expense previously capitalized costs related to pre-approval inventory upon a change in such judgment, due to, among other potential factors, a denial or delay of approval by necessary regulatory bodies or a decision by management to discontinue the related development program. No such amounts were capitalized at December 31, 2014 or 2013.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at historical cost less accumulated depreciation and any impairment charges. The Company provides for depreciation using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the lease term or the useful life. The cost of major additions and improvements is capitalized, while maintenance and repair costs that do not improve or extend the lives of the respective assets are charged to operations as incurred. The cost of computer software developed or obtained for internal use is accounted for in accordance with the Accounting Standards Codification 350-40, Internal-Use Software.

Property, plant and equipment balances and corresponding lives were as follows:

	December 31,
	2014	2013	Useful Lives
	(In thousands)
Leasehold improvements	$4,262	$4,243	1-20 years
Machinery and production equipment	5,810	5,781	3-20 years
Surgical instrument kits	22,122	21,637	4-5 years
Information systems and hardware	1,720	1,650	1-7 years
Furniture, fixtures, and office equipment	657	626	1-15 years
Construction-in-progress	8,789	7,913

Total	43,360	41,850
Less: Accumulated depreciation	(27,000)	(22,283)

Property, plant and equipment, net	$16,360	$19,567

Depreciation expense associated with property, plant and equipment was $6.5 million, $7.8 million and $8.0 million for the years ended December 31, 2014, 2013 and 2012, respectively.

GOODWILL AND OTHER INTANGIBLE ASSETS

The excess of the cost over the fair value of net assets of acquired businesses is recorded as goodwill. Goodwill is not subject to amortization, but is reviewed for impairment at the reporting unit level annually, or more frequently if impairment indicators arise. The Company’s assessment of the recoverability of goodwill is based upon a comparison of the carrying value of goodwill with its estimated fair value. The Company has no goodwill recorded in the combined financial statements.

Identifiable intangible assets are initially recorded at fair market value at the time of acquisition generally using an income or cost approach. The Company capitalizes costs incurred to renew or extend the term of recognized intangible assets and amortizes those costs over their expected useful lives.

The components were as follows:

	Weighted Average Life	December 31, 2014			Weighted Average Life	December 31, 2013
		Cost	Accumulated Amortization	Net		Cost	Accumulated Amortization	Net
	(Dollars in Thousands)
Completed technology	12 years	$30,419	$(16,582)	$13,837	12 years	$30,419	$(13,944)	$16,475
Customer relationships	12 years	56,830	(23,963)	32,867	12 years	56,830	(18,840)	37,990
Trademarks/brand names	31 years	300	(300)	—	31 years	300	(300)	—
All other	4 years	1,900	(1,713)	187	4 years	1,900	(1,238)	662

		$89,449	$(42,558)	$46,891		$89,449	$(34,322)	$55,127

Amortization expense for the years ended December 31, 2014, 2013 and 2012 was $5.6 million, $5.6 million and $5.7 million, respectively. Annual amortization is expected to approximate $5.3 million in 2015, $4.3 million in 2016, $3.2 million in 2017, $3.2 million in 2018 and $3.2 million in 2019. Amortization of product technology based intangible assets totaled $2.6 million, for each of the years ended December 31, 2014, 2013 and 2012, and is presented by the Company within cost of goods sold.

LONG-LIVED ASSETS

Long-lived assets held and used by the Company, including property, plant and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets to be held and used, a recoverability test is performed using projected undiscounted net cash flows applicable to the long-lived assets. If an impairment exists, the amount of such impairment is calculated based on the estimated fair value of the asset. Impairments to long-lived assets to be disposed of are recorded based upon the difference between the carrying value and the fair value of the applicable assets. There was no impairment of intangible or tangible long-lived assets in any of the periods presented.

FOREIGN CURRENCY

The Company generates revenues outside the United States in multiple foreign currencies including euros, British pounds, Swiss francs and New Zealand dollars, and in U.S. dollar-denominated transactions conducted with customers who generate revenue in currencies other than the U.S. dollar. The Company also incurs operating expenses in euros. All assets and liabilities of foreign subsidiaries which have a functional currency other than the U.S. dollar are translated at the rate of exchange at year-end, while elements of the income statement are translated at the average exchange rates in effect during the year. The net effect of these translation adjustments is shown as a component of accumulated other comprehensive loss. These currency translation adjustments are not currently adjusted for income taxes as they relate to permanent investments in non-U.S. subsidiaries. Foreign currency transaction gains and losses are reported in other income (expense), net.

INCOME TAXES

In the Company’s combined financial statements, income tax expense and deferred tax balances have been calculated on a separate return basis although the Company’s operations have historically been included in the tax returns filed by the respective Integra entities of which the Company’s business is a part.

We recognize tax benefits in our financial statements when our uncertain tax positions are more likely than not to be sustained upon audit. The amount we recognize is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. We recognize deferred tax assets for deductible temporary differences, operating loss carryforwards and tax credit carryforwards. Deferred tax assets are reduced by valuation allowance if it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

The Company maintains an income taxes payable to/from account with Integra. The Company is deemed to settle current tax balances with the Integra tax paying entities in the respective jurisdictions. The Company’s current income tax balances are reflected as income taxes payable and settlements, which are deemed to occur in the year following incurrence, are reflected as changes in net Integra investment in the combined balance sheets.

REVENUE RECOGNITION

Our net sales are derived primarily from the sale of orthobiologics and spinal fusion hardware products across North America, Europe, Asia Pacific and Latin America. Sales are reported net of returns, group purchasing organization fees and other customer allowances.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred title and risk of loss have passed to the customer, there is a fixed or determinable sales price and collectability of that sales price is reasonably assured.

In the United States, we generate most of our revenue by consigning our orthobiologics products and consigning or loaning our spinal fusion hardware sets to hospitals and independent sales agents, who in turn deliver them to the hospital for a single surgical procedure or leave them with hospitals that are high volume users for use in multiple procedures. The spinal fusion hardware sets typically contain the instruments, including disposables, and spinal implants required to complete a surgery. We ship replacement inventory to independent sales agents to replace the consigned inventory used in surgeries and maintain and replenish the loaned sets and return them to a hospital or independent sales agent for the next procedure. We recognize revenue on these consigned or loaned products when they have been used or implanted in a surgical procedure.

For all other transactions, including sales to international stocking distributors, we recognize revenue when the products are shipped to the customer or stocking distributor and the transfer of title and risk of loss occurs. There are generally no customer acceptance or other conditions that prevent us from recognizing revenue in accordance with the delivery terms.

Product royalties are estimated and recognized in the same period that the royalty-based products are sold by licensees. The Company estimates and recognizes royalty revenue based upon communication with licensees, historical information and expected sales trends. Differences between actual revenues and estimated royalty revenues are adjusted in the period in which they become known, which is typically the following quarter. Historically, such adjustments have not been significant.

SHIPPING AND HANDLING FEES AND COSTS

Amounts billed to customers for shipping and handling are included in revenues. The related shipping and freight charges incurred by the Company are included in cost of goods sold. Distribution and handling costs of $1.0 million, $1.1 million and $1.5 million were recorded in selling, general and administrative expense during the years ended December 31, 2014, 2013 and 2012, respectively.

RESEARCH AND DEVELOPMENT

Research and development costs, including salaries, depreciation, consultant and other external fees, and facility costs directly attributable to research and development activities, are expensed in the period in which they are incurred.

EMPLOYEE TERMINATION BENEFITS AND OTHER EXIT-RELATED COSTS

The Company does not have a written severance plan, and it does not offer similar termination benefits to affected employees in all restructuring initiatives. Accordingly, in situations where minimum statutory termination benefits must be paid to the affected employees, the Company records employee severance costs associated with these restructuring activities in accordance with the authoritative guidance for non-retirement post-employment benefits. Charges associated with these activities are recorded when the payment of benefits is probable and can be reasonably estimated. In all other situations where the Company pays out termination benefits, including supplemental benefits paid in excess of statutory minimum amounts and benefits offered to affected employees based on management’s discretion, the Company records these termination costs in accordance with the authoritative guidance for exit or disposal costs.

The timing of the recognition of charges for employee severance costs other than minimum statutory benefits depends on whether the affected employees are required to render service beyond their legal notification period in order to receive the benefits. If affected employees are required to render service beyond their legal notification period, charges are recognized ratably over the future service period. Otherwise, charges are recognized when management has approved a specific plan and employee communication requirements have been met.

For leased facilities and equipment that have been abandoned, the Company records estimated lease losses based on the fair value of the lease liability, as measured by the present value of future lease payments subsequent to abandonment, less the present value of any estimated sublease income on the cease-use date. For owned facilities and equipment that will be disposed of, the Company records impairment losses based on fair value less costs to sell. The Company also reviews the remaining useful life of long-lived assets following a decision to exit a facility and may accelerate depreciation or amortization of these assets, as appropriate.

STOCK-BASED COMPENSATION

Our employees have historically participated in Integra’s stock-based compensation plans. Stock-based compensation expense has been allocated to us based on the awards and terms previously granted to our employees. The stock-based compensation was initially measured at the fair value of the awards on the grant date and is recognized in the financial statements over the period the employees are required to provide services in exchange for the awards. The fair value of performance awards of restricted stock is based on the Integra’s stock price at the grant date and the assessed probability of meeting future performance targets. Stock-based compensation expense allocated to us was $1.9 million in 2014, $1.4 million in 2013 and $1.5 million in 2012.

The Company applies the authoritative guidance for stock-based compensation. This guidance requires companies to recognize the expense related to the fair value of their stock-based compensation awards. Stock-based compensation expense for stock option awards granted after January 1, 2006 was based on the fair value on the grant date using the binomial distribution model. The Company recognized compensation expense for stock option awards, restricted stock awards, performance stock awards and contract stock awards on a ratable basis over the requisite service period of the award. The long form method was used in the determination of the windfall tax benefit in accordance with the guidance.

CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, which is held at major financial institutions, investment-grade marketable debt securities and trade receivables.

The Company’s products are sold on an uncollateralized basis and on credit terms based upon a credit risk assessment of each customer. A portion of the Company’s trade receivables to customers outside the United States includes sales to foreign distributors, who then sell to government owned or supported healthcare systems. The ongoing economic conditions in certain European countries, especially Greece, Ireland, Italy, Portugal and Spain remain uncertain. Accounts receivable from customers in these countries are not a material amount of the Company’s overall receivables.

None of the Company’s customers accounted for 10% or more of the combined net sales during the years ended December 31, 2014, 2013 and 2012.

RECENTLY ISSUED AND ADOPTED ACCOUNTING STANDARDS

On February 5, 2013, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (ASU) No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The objective of this standard is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendment requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under GAAP to be reclassified in its entirety to net income. For other amounts that are not required under GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account (for example, inventory) instead of directly to income or expense in the same reporting period. This ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2012 for public entities and its adoption did not have a material impact on the Company’s financial statements.

On July 18, 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This updated guidance requires an unrecognized tax benefit to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, similar tax loss, or a tax credit carryforward. To the extent the tax benefit is not available at the reporting date under the governing tax law or if the entity does not intend to use the deferred tax asset for such purpose, the unrecognized tax benefit should be presented as a liability and not consolidated with deferred tax assets. This ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2013 for public entities. Early adoption is permitted. The amendments are to be applied to all unrecognized tax benefits that exist as of the effective date and may be applied retrospectively to each prior reporting period presented. The standard adoption did not have a material impact on the Company’s financial statements.

In April 2014, the FASB issued amendments to guidance for reporting discontinued operations and disposals of components of an entity. The amended guidance requires that a disposal representing a strategic shift that has (or will have) a major effect on an entity’s financial results or a business activity classified as held for sale should be reported as discontinued operations. The amendments also expand the disclosure requirements for discontinued

operations and add new disclosures for individually significant dispositions that do not qualify as discontinued operations. The amendments are effective prospectively for fiscal years, and interim reporting periods within those years, beginning after December 15, 2014 (early adoption is permitted only for disposals that have not been previously reported). The implementation of the amended guidance is not expected to have a material impact on our combined financial position or results of operations.

In May 2014, the FASB issued Update No. 2014-09, Revenue from Contracts with Customers (Topic 606). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should: 1) identify the contract(s) with a customer, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue when (or as) the entity satisfies a performance obligation. This update is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, and early adoption is not permitted. The Company is in the process of evaluating the impact of this standard on its financial statements.

In June 2014, the FASB issued Update No. 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (Topic 718). The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. This update is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, and early adoption is permitted. The implementation of the amended guidance is not expected to have a material impact on our combined financial position or results of operations.

There are no other recently issued accounting pronouncements that are expected to have a material effect on our financial position, results of operations or cash flows.

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest during the years ended December 31, 2014, 2013 and 2012 was negligible.

Cash paid for income taxes for the years ended December 31, 2014, 2013 and 2012 was $4.2 million, $3.9 million and $2.8 million, respectively.

Property and equipment purchases included in liabilities at December 31, 2014, 2013 and 2012 were $0.3 million, $0.5 million and $0.9 million, respectively.

3. TRANSACTIONS WITH INTEGRA

Related-party Transactions

The amount of materials and services sold by us to other Integra businesses was immaterial for the years ended December 31, 2014, 2013 and 2012. The Company manufactures and distributes the Integra Mozaik family of products on behalf of Integra. Purchases of raw materials and finished goods from Integra were $6.2 million, $7.9 million and $8.9 million, respectively for the years ended December 31, 2014, 2013 and 2012, respectively.

Allocated Costs

The combined statement of operations includes our direct expenses for cost of goods and services sold, research and development, sales and marketing, customer service, and administration as well as allocations of expenses arising from shared services and infrastructure provided by Integra to us, such as costs of information technology, including the costs of a multi-year global enterprise resource planning implementation, accounting and legal services, real estate and facilities, corporate advertising, insurance services and related treasury, and other corporate and infrastructure services. These allocations are included in the table below. These expenses are allocated to us using estimates that we consider to be a reasonable reflection of the utilization of services provided to or benefits received from us. The allocation methods include pro rata basis of revenue and standard cost of sales.

	Year Ended December 31,
	2014	2013	2012
	(In thousands)
Cost of goods sold	$1,304	$1,166	$184
Selling, general and administrative	17,602	17,408	15,461
Research and development	490	427	426

Total Allocated Costs	$19,396	$19,001	$16,071

Included in the above table are certain non-cash allocated costs, including stock-based compensation. Such amounts were $1.9 million, $1.4 million and $1.5 million for the years ended December 31 2014, 2013 and 2012, respectively.

All significant intercompany transactions between SeaSpine and Integra have been included in these combined financial statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets as Parent company investment.

The following table summarizes the components of the net (decrease) increase in Integra investment for the years ended December 31, 2014, 2013 and 2012:

	Twelve Months Ended December 31,
	2014	2013	2012
	(In thousands)
Cash pooling and general financing activities (a)	$(14,451)	$(4,005)	$(924)
Corporate allocations (excluding non-cash adjustments)	17,463	17,586	14,609
Cash paid by Integra to settle contingent consideration for prior acquisition	—	—	7,525

Total Integra net investment in Financing activities within Cash Flow statement	3,012	13,581	21,210
Interest on long-term loan (b)	—	(4,617)	(7,915)
Net capitalization of related-party loan	—	131,580	—
Non-cash adjustments (c)	2,485	2,122	2,207
Foreign exchange impact	(202)	(57)	(35)

Net (decrease) increase in Integra investment	$5,295	$142,609	$15,467

(a)	The nature of activities included in the line item ‘Cash pooling and general financing activities’ includes financing activities for capital transfers, cash sweeps and other treasury services.
(b)	Interest on long-term loan capitalized in 2013.
(c)	Reflects allocation of non-cash charges from Integra and share-based compensation.

4. STOCK-BASED COMPENSATION

The Company’s share-based compensation has been derived from the equity awards granted by Integra to the Company’s employees. As the share-based compensation plans are Integra’s plans, the amounts have been recognized through net Integra investment on the combined balance sheets.

Stock-based compensation expense—all related to employees—recognized under the authoritative guidance was as follows:

	Year Ended December 31,
	2014	2013	2012
	(In thousands)
Selling, general and administrative	$519	$619	$638
Research and development	18	78	98
Cost of goods sold	14	9	7

Total stock-based compensation expense	551	706	743
Total estimated tax benefit related to stock-based compensation expense	203	271	291

Net effect on net income	$348	$435	$452

EQUITY AWARD PLANS

As of December 31, 2014, Integra had stock options, restricted stock awards, performance stock awards, contract stock awards and restricted stock unit awards outstanding under three plans, the 2000 Equity Incentive Plan (the “2000 Plan”), the 2001 Equity Incentive Plan (the “2001 Plan”), and the 2003 Equity Incentive Plan (the “2003 Plan,” and collectively, (the “Plans”).

In July 2008 and May 2010, the stockholders of Integra approved amendments to the 2003 Plan to increase by 750,000 and 1,750,000, respectively, the number of shares of common stock that may be issued under the 2003 Plan. Integra has reserved 2,000,000 shares under each of the 2000 Plan and the 2001 Plan, and 6,500,000 shares under the 2003 Plan. The Plans permit Integra to grant incentive and non-qualified stock options, stock appreciation rights, restricted stock, contract stock, performance stock or dividend equivalent rights to designated directors, officers, employees and associates of Integra.

Awards of Restricted Stock and Performance Stock

The following table summarizes awards of Integra restricted stock and performance stock to SeaSpine employees for the year ended December 31, 2014:

	Restricted Stock and Performance Stock Awards
	Shares	Weighted Average Grant Date Fair Value Per Share
	(In thousands)
Unvested, December 31, 2013	32	$36.67
Granted	8	46.80
Cancellations	(1)	41.80
Released	(14)	46.79
Unvested, December 31, 2014	25	$33.95

The Company recognized $0.6 million, $0.7 million and $0.7 million in expense related to such awards during the years ended December 31, 2014, 2013 and 2012, respectively. The total fair market value of shares vested in 2014, 2013 and 2012 was $0.7 million, $0.6 million and $0.5 million, respectively.

Performance stock awards have performance features associated with them. Performance stock and restricted stock awards generally have requisite service periods of three years. The fair value of these awards is being expensed on a straight-line basis over the vesting period. As of December 31, 2014, there was approximately $0.6 million of total unrecognized compensation costs related to unvested awards. These costs are expected to be recognized over a weighted-average period of approximately two years.

5. DEBT AND INTEREST

The Company had $132 million in related-party loans from Integra arising from a prior acquisition. During 2013, those loans and the associated accrued interest were forgiven and capitalized. The company recorded $4.6 million and $7.9 million of interest expense for the years 2013 and 2012, respectively, that is reflected as interest expense in the Company’s financials.

6. LEASES

The Company leases administrative, manufacturing, research, and distribution facilities and various manufacturing, office and transportation equipment through operating lease agreements. Future minimum lease payments under operating leases at December 31, 2014 were as follows:

Total
(In thousands)
2015	$1,672
2016	1,136
2017	872
2018	898
2019	896
Thereafter	3,263

Total minimum lease payments	$8,737

Total rental expense for the years ended December 31, 2014, 2013 and 2012 and was $2.1 million, $2.1 million and $3.0 million, respectively.

7. INCOME TAXES

The income tax provision in the combined statements of operations has been calculated using the separate return method, as if we filed a separate tax return and operated as a stand-alone business. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of our actual tax balances included in Integra’s historical consolidated income tax return. More specifically, the presentation of substantial net operating losses, and any related valuation allowances, presented herein do not represent actual net operating losses that have been incurred by us or that are available for carryforward to a future tax year.

We reported income tax expense, despite the fact that we reported losses before income taxes, because our legal entity structure did not permit us to offset taxable losses generated by certain U.S. subsidiaries against the taxable income generated by another of our U.S. subsidiaries.

Loss before income taxes consisted of the following:

	Year Ended December 31,
	2014	2013	2012
	(In thousands)
United States operations	$(22,097)	$(22,157)	$(26,949)
Foreign operations	1,479	155	(1,323)

	$(20,618)	$(22,002)	$(28,272)

A reconciliation of the U.S. federal statutory rate to the Company’s effective tax rate is as follows:

	Year Ended December 31,
	2014	2013	2012
Federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) in income taxes resulting from:
State income taxes, net of federal tax benefit	2.3%	2.0%	4.0%
Foreign operations	(1.1)%	0.5%	0.1%
Changes in valuation allowances	(57.9)%	(56.1)%	(48.2)%
Uncertain tax positions	0.4%	0.4%	(0.8)%
Research and development credit	0.2%	0.3%	0.0%
Return to provision	0.6%	(0.4)%	0.7%
Domestic manufacturing deduction	2.0%	1.6%	0.8%
Other	(0.5)%	(0.3)%	0.8%

Effective tax rate	(19.0)%	(17.0)%	(7.6)%

The effective tax rate increased by (2.0) percentage points in 2014 compared with 2013 primarily due to an overall increase in valuation allowances for U.S. operations. The Company recorded an income tax benefit in 2014 of $0.1 million for the release of tax contingency reserves, offset by the establishment of new tax contingency positions during the year.

The provision for income taxes consisted of the following:

	Year Ended December 31,
	2014	2013	2012
	(In thousands)
Current:
Federal	$3,944	$3,994	$2,166
State	252	294	213
Foreign	404	153	29

Total current	$4,600	$4,441	$2,408
Deferred:
Federal	(741)	(744)	(81)
State	(60)	(54)	98
Foreign	128	101	(273)

Total deferred	$(673)	$(697)	$(256)

Provision for income taxes	$3,927	$3,744	$2,152

The income tax effects of significant temporary differences that give rise to deferred tax assets and liabilities, shown before jurisdictional netting, are presented below:

	December 31,
	2014	2013
	(In thousands)
Current assets:
Doubtful accounts	$88	$271
Inventory related items	8,435	9,440
Tax credits	579	563
Accrued vacation	374	366
Accrued bonus	335	63
Other	30	4

Total current deferred tax assets	9,841	10,707
Less valuation allowance	(9,185)	(9,875)

Current deferred tax assets after valuation allowance	$656	$832

Current liabilities:
Other	(60)	(60)

Total current deferred tax liabilities	$(60)	$(60)

Net current deferred tax assets	$596	$772

	December 31,
	2014	2013
	(In thousands)
Non-current assets:
Stock compensation	$627	$602
Net operating loss carryforwards	44,966	32,711
Intangible & fixed assets	28,609	29,335
Other	389	437

Total non-current deferred tax assets	74,591	63,085
Less valuation allowance	(74,272)	(63,587)

Non-current deferred tax assets after valuation allowance	$319	$(502)

Non-current liabilities:
Other	0	0

Total non-current deferred tax liabilities	$0	$0

Net non-current deferred tax assets	$319	$(502)

Total net deferred tax assets	$915	$270

At December 31, 2014 we had net operating loss carryforwards of $113.1 million for federal income tax purposes, and $57.6 million for state income tax purposes. These losses have been recognized in the Integra tax returns and are not available to offset future taxable income.

A valuation allowance of $83.5 million, $73.5 million and $66.5 million is recorded against the Company’s gross deferred tax assets of $94.0 million, $83.2 million and $75.4 million recorded at December 31, 2014, 2013 and 2012, respectively.

The valuation allowance relates to deferred tax assets for certain items that will be deductible for income tax purposes under very limited circumstances and for which the Company believes it is not more likely than not that it will realize the associated tax benefit. The Company does not anticipate additional income tax benefits through future reductions in the valuation allowance, as the valuation allowance relates largely to losses that will not be available to the Company to offset future taxable income, as those losses were recognized in the Integra tax returns. However, in the event that the Company determines that it would be able to realize more or less than the recorded amount of net deferred tax assets, an adjustment to the deferred tax asset valuation allowance would be recorded in the period such a determination is made.

A reconciliation of the Company’s uncertain tax benefits is as follows:

	Year Ended December 31,
	2014	2013	2012
	(In thousands)
Balance, beginning of year	$187	$262	$38
Gross increases:
Prior years’ tax positions	13	100	274
Gross decreases:
Settlements	0	0	(30)
Statute of limitations lapses	(87)	(175)	(20)

Balance, end of year	$113	$187	$262

Approximately $0.1 million of the balance at December 31, 2014 relates to uncertain tax positions that, if recognized, would affect the annual effective tax rate. Included in the balance of uncertain tax positions at December 31, 2014 is $0.1 million related to tax positions for which it is reasonably possible that the total amounts could be reduced during the twelve months following December 31, 2014, as a result of expiring statutes of limitations.

Integra recognizes interest and penalties relating to uncertain tax positions in income tax expense. The amounts recorded in 2014, 2013 and 2012 were not significant.

Integra files federal income tax returns, as well as multiple state, local and foreign jurisdiction tax returns. Integra is no longer subject to examinations of its federal income tax returns by the U.S. Internal Revenue Service through fiscal year 2010. All significant state and local matters have been concluded through fiscal year 2005. All significant foreign matters have been settled through fiscal 2007. The Company does not expect to incur any material adjustments as a result of settling open tax audits within the next twelve months.

8. COMMITMENTS AND CONTINGENCIES

In consideration for certain technology, manufacturing, distribution, and selling rights and licenses granted to the Company, we have agreed to pay royalties on sales of certain products that we sell. The royalty payments that the Company made under these agreements were not significant for any of the periods presented.

The Company is subject to various claims, lawsuits and proceedings in the ordinary course of the Company’s business, including claims by current or former employees, distributors and competitors and with respect to its products and product liability claims, lawsuits and proceedings, some of which have been settled by the Company. In the opinion of management, such claims are either adequately covered by insurance or otherwise indemnified, or are not expected, individually or in the aggregate, to result in a material adverse effect on our financial condition. However, it is possible that the Company’s results of operations, financial position and cash flows in a particular period could be materially affected by these contingencies.

The Company accrues for loss contingencies when it is deemed probable that a loss has been incurred and that loss is estimable. The amounts accrued are based on the full amount of the estimated loss before considering insurance proceeds, and do not include an estimate for legal fees expected to be incurred in connection with the loss contingency. The Company consistently accrues legal fees expected to be incurred in connection with loss contingencies as those fees are incurred by outside counsel as a period cost. The Company does not believe there are any pending legal proceedings that would have a material impact on the Company’s financial position, liquidity or results of operations.

9. SEGMENT AND GEOGRAPHIC INFORMATION

The Company’s management reviews financial results and manages the business on an aggregate basis. Therefore, financial results are reported in a single operating segment, the development, manufacture and marketing of orthobiologics and spinal fusion hardware. We report revenue in two product categories, orthobiologics and spinal fusion hardware. Our orthobiologics products consist of a broad range of advanced and traditional bone graft substitutes that are designed to improve bone fusion rates following surgery. Our spinal fusion hardware portfolio consists of an extensive line of products for minimally invasive surgery, complex spine, deformity and degenerative procedures.

Revenue consisted of the following:

	Year Ended December 31,
	2014	2013	2012
	(In thousands)
Orthobiologics	$67,594	$66,669	$64,167
Spinal fusion hardware	71,101	79,917	83,343

Total revenue, net	$138,695	$146,586	$147,510

The Company attributes revenue to geographic areas based on the location of the customer. Total revenue, net and long-lived assets (tangible) by major geographic area are summarized below:

	United States	International	Combined
	(In thousands)
Total revenue, net:
2014	$124,365	$14,330	$138,695
2013	128,653	17,933	146,586
2012	134,186	13,324	147,510
Long-lived assets:
December 31, 2014	$16,185	$1,450	$17,635
December 31, 2013	19,241	2,240	21,481

10. SUBSEQUENT EVENTS

The financial statements of the orthobiologics and spinal fusion hardware business of Integra are derived from the financial statements of Integra which issued its annual financial statements for the year ended December 31, 2014 on February 27, 2015. Accordingly, the orthobiologics and spinal fusion hardware business of Integra has evaluated transactions or other events for consideration as recognized subsequent events in the annual financial statements through the date of April 1, 2015. Additionally, the orthobiologics and spinal fusion hardware business of Integra has evaluated transactions and other events that occurred through the issuance of these financial statements, April 1, 2015, for purposes of disclosure of unrecognized subsequent events.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
	(In thousands)
Year ended December 31, 2014:
Allowance for doubtful accounts and sales returns and allowances	$1,068	$(267)	$—	$(238)	$563
Deferred tax asset valuation allowance	73,461	10,483	(487)	—	83,457
Year ended December 31, 2013:
Allowance for doubtful accounts and sales returns and allowances	$2,384	$(691)	$—	$(625)	$1,068
Deferred tax asset valuation allowance	66,497	6,569	395	—	73,461
Year ended December 31, 2012:
Allowance for doubtful accounts and sales returns and allowances	$1,095	$1,666	$—	$(377)	$2,384
Deferred tax asset valuation allowance	68,642	(6,729)	4,584	—	66,497

SEASPINE

THE ORTHOBIOLOGICS AND SPINAL FUSION HARDWARE BUSINESS OF

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

CONDENSED COMBINED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31,
	2015	2014
	(In thousands)
Total revenue, net	$32,314	$34,175
Cost of goods sold	12,601	12,595

Gross profit	19,713	21,580
Operating expenses:
Selling, general and administrative	25,051	22,008
Research and development	1,582	2,192
Intangible amortization	1,397	1,399

Total operating expenses	28,030	25,599
Operating loss	(8,317)	(4,019)
Other expense, net	(721)	(8)

Loss before income taxes	(9,038)	(4,027)
Provision for income taxes	860	1,533

Net loss	$(9,898)	$(5,560)

The accompanying notes are an integral part of these condensed combined financial statements.

SEASPINE

THE ORTHOBIOLOGICS AND SPINAL FUSION HARDWARE BUSINESS OF

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended March 31,
	2015	2014
	(In thousands)
Net loss	$(9,898)	$(5,560)

Other comprehensive loss
Change in foreign currency translation adjustments	63	84

Comprehensive loss	$(9,835)	$(5,476)

The accompanying notes are an integral part of these condensed combined financial statements.

SEASPINE

THE ORTHOBIOLOGICS AND SPINAL FUSION HARDWARE BUSINESS OF

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

CONDENSED COMBINED BALANCE SHEETS

(Unaudited)

	March 31, 2015	December 31, 2014
	(In thousands)
ASSETS
Current Assets:
Cash	$648	$652
Trade accounts receivable, net of allowances of $819 and $558	20,033	22,538
Inventories, net	49,561	49,862
Deferred tax assets	436	436
Prepaid expenses and other current assets	767	1,128

Total current assets	71,445	74,616
Property, plant and equipment, net	18,984	16,360
Intangible assets, net	44,832	46,891
Deferred tax assets	509	501
Other assets	1,310	1,274

Total assets	$137,080	$139,642

LIABILITIES AND INVESTED EQUITY
Current Liabilities:
Accounts payable, trade	$37,333	$36,637
Income taxes payable	451	608
Accrued compensation	5,675	6,300
Accrued expenses and other current liabilities	5,358	2,407

Total current liabilities	48,817	45,952
Deferred tax liabilities	23	23
Long term income taxes payable	28	120
Other liabilities	2,289	2,263

Total liabilities	51,157	48,358

Commitments and contingencies
Invested Equity:
Integra net investment	84,966	90,391
Accumulated other comprehensive loss	957	893

Total invested equity	85,923	91,284

Total liabilities and invested equity	$137,080	$139,642

The accompanying notes are an integral part of these condensed combined financial statements.

SEASPINE

THE ORTHOBIOLOGICS AND SPINAL FUSION HARDWARE BUSINESS OF

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2015	2014
	(In thousands)
OPERATING ACTIVITIES:
Net loss	$(9,898)	$(5,560)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,205	3,736
Share-based compensation	89	141
Amortization of inventory step-up	—	42
Allocation of non-cash charges from parent	247	285
Changes in assets and liabilities:
Accounts receivable	2,525	3,497
Inventories	576	(78)
Prepaid expenses and other current assets	362	649
Other non-current assets	(4)	(17)
Accounts payable	676	(1,168)
Income taxes payable	(157)	109
Accrued expenses and other current liabilities	2,388	(271)
Other non-current liabilities	(101)	8

Net cash provided by (used in) operating activities	(92)	1,373

INVESTING ACTIVITIES:
Purchases of property and equipment	(3,571)	(1,102)

Net cash used in investing activities	(3,571)	(1,102)

FINANCING ACTIVITIES:
Integra net investment	3,662	(263)

Net cash provided by financing activities	3,662	(263)

Effect of exchange rate changes on cash	(3)	0

Net increase (decrease) in cash	(4)	8
Cash at beginning of period	652	646

Cash at end of period	$648	$654

The accompanying notes are an integral part of these condensed combined financial statements.

SEASPINE

THE ORTHOBIOLOGICS AND SPINAL FUSION HARDWARE BUSINESS OF

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

1. BUSINESS

On November 3, 2014, Integra LifeSciences Holdings Corporation (“Integra”) announced its plan to spin off its orthobiologics and spinal fusion hardware business. The separation will create an independent, publicly traded medical technology company focused on the design, development and commercialization of surgical solutions for the treatment of patients suffering from spinal disorders. As part of the separation, Integra plans to transfer the assets, liabilities and operations of the orthobiologics and spinal fusion hardware business on a global basis to SeaSpine prior to the distribution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying unaudited condensed combined financial statements of the SeaSpine orthobiologics and spinal fusion hardware business of Integra (also referred as “we,” “us,” or “the Business”) have been prepared on a standalone basis and are derived from Integra’s consolidated financial statements and accounting records. The combined financial statements reflect the Company’s financial position, results of operations and cash flows as the business was operated as part of Integra prior to the distribution in conformity with accounting principles generally accepted in the United States (“GAAP”).

We receive significant management and shared administrative services from Integra and we and Integra engage in certain related party transactions. We rely on Integra for a significant portion of our operational and administrative support. The combined financial statements include allocation of certain Integra corporate expenses, including information technology resources and support; finance, accounting, and auditing services; real estate and facility management services; human resources activities; certain procurement activities; treasury services, and legal advisory services and costs for research and development. These costs have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on a pro-rata basis of revenue, headcount or other measures.

Integra uses a centralized approach to cash management and financing of its operations and substantially all cash generated by our Business is assumed to be remitted to Integra. Cash management and financing transactions relating to our Business are accounted for through the Integra invested equity account. Accordingly, none of the Integra cash and cash equivalents at the corporate level has been assigned to us in the combined financial statements. Integra’s debt and related interest expense have not been allocated to us for any of the periods presented since we are not the legal obligor of the debt and Integra’s borrowings were not directly attributable to us.

Management believes the assumptions and allocations underlying the combined financial statements are reasonable and appropriate. The expenses and cost allocations have been determined on a basis that Integra and we consider to be a reasonable reflection of the utilization of services provided or the benefit received by us during the periods presented.

However, the amounts recorded for these transactions and allocations are not necessarily representative of the amounts that would have been reflected in the financial statements had we been an entity that operated independently from Integra. Consequently, our future results of operations after the separation will include costs and expenses for us to operate as an independent company, and these costs and expenses may be materially different from our historical results of operations, statement of comprehensive (loss), financial position, and cash flows. Accordingly, the financial statements for these periods are not indicative of our future results of operations, financial position, and cash flows.

See Note 3, “Transactions with Integra” for further information regarding the relationships we have with Integra and other Integra businesses.

PRINCIPLES OF COMBINATION

The combined financial statements include certain assets and liabilities that have historically been held at the Integra level but are specifically identifiable or otherwise attributable to us. All significant intra-company transactions within the Business have been eliminated. All significant transactions between us and other businesses of Integra are included in these combined financial statements.

RECENTLY ISSUED AND ADOPTED ACCOUNTING STANDARDS

In April 2014, the FASB issued amendments to guidance for reporting discontinued operations and disposals of components of an entity. The amended guidance requires that a disposal representing a strategic shift that has (or will have) a major effect on an entity’s financial results or a business activity classified as held for sale should be reported as discontinued operations. The amendments also expand the disclosure requirements for discontinued operations and add new disclosures for individually significant dispositions that do not qualify as discontinued operations. The amendments are effective prospectively for fiscal years, and interim reporting periods within those years, beginning after December 15, 2014 (early adoption is permitted only for disposals that have not been previously reported). The implementation of the amended guidance is not expected to have a material impact on our combined financial position or results of operations.

In May 2014, the FASB issued Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) . The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should: 1) identify the contract(s) with a customer, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue when (or as) the entity satisfies a performance obligation. This update is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, and early adoption is not permitted. The Company is in the process of evaluating the impact of this standard on its financial statements.

In June 2014, the FASB issued Update No. 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (Topic 718). The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. This update is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, and early adoption is permitted. The implementation of the amended guidance is not expected to have a material impact on our combined financial position or results of operations.

In August 2014, the FASB issued Update No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendment requires management to evaluate, for each annual and interim reporting period, whether there are conditions and events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date the financial statements are issued or are available to be issued. If substantial doubt is raised, additional disclosures around management’s plan to alleviate these doubts are required. This update will become effective for all annual periods and interim reporting periods beginning after December 15, 2016. The implementation of the amended guidance is not expected to have an impact on current disclosures in the financial statements.

In April 2015, the FASB issued Update No. 2015-03, Simplifying the Presentation of Debt Issuance Costs. The amendment requires that all costs incurred to issue debt be presented in the balance sheet as a direct deduction from the carrying value of the debt. The new standard is limited to the presentation of debt issuance costs and does not affect the recognition or measurement of debt issuance costs. This update will become effective for all annual periods and interim reporting periods beginning after December 15, 2015. The implementation of the amended guidance is not expected to have a material impact on our consolidated results of operations and will result in a reclassification of our debt issuance costs from other long-term assets to long-term debt when adopted.

There are no other recently issued accounting pronouncements that are expected to have a material effect on our financial position, results of operations or cash flows.

3. TRANSACTIONS WITH INTEGRA

Related-party Transactions

The amount of materials and services sold by us to other Integra businesses was immaterial for the three months ended March 31, 2015 and 2014. The Company manufactures and distributes the Integra Mozaik family of products on behalf of Integra. Purchases of raw materials and finished goods from Integra were $1.2 million and $0.6 million, respectively for the three months years ended March 31, 2015 and 2014, respectively.

Allocated Costs

The combined statement of operations includes our direct expenses for cost of goods and services sold, research and development, sales and marketing, customer service, and administration as well as allocations of expenses arising from shared services and infrastructure provided by Integra to us, such as costs of information technology, including the costs of a multi-year global enterprise resource planning implementation, accounting and legal services, real estate and facilities, corporate advertising, insurance services and related treasury, and other corporate and infrastructure services. These allocations are included in the table below. These expenses are allocated to us using estimates that we consider to be a reasonable reflection of the utilization of services provided to or benefits received from us. The allocation methods include pro rata basis of revenue and standard cost of sales.

	Three Months Ended March 31,
	2015	2014
	(In thousands)
Cost of goods sold	$244	$321
Selling, general and administrative	4,249	4,435
Research and development	105	109

Total Allocated Costs	$4,598	$4,865

Included in the above table are certain non-cash allocated costs, including stock-based compensation. Such amounts were $0.2 million and $0.3 million for the three months ended March 31, 2015 and 2014, respectively.

All significant intercompany transactions between SeaSpine and Integra have been included in these combined financial statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets as Parent company investment.

The following table summarizes the components of the net (decrease) increase in Integra investment for the three months ended March 31, 2015 and 2014:

	Three Months Ended March 31,
	2015	2014
	(In thousands)
Cash pooling and general financing activities (a)	$(690)	$(4,843)
Corporate allocations (excluding non-cash adjustments)	4,351	4,580

Total Integra net investment in financing activities within cash flow statement	3,661	(263)
Non-cash adjustments (b)	336	426
Foreign exchange impact	475	12

Net (decrease) increase in Integra investment	$4,472	$175

(a)	The nature of activities included in the line item ‘Cash pooling and general financing activities’ includes financing activities for capital transfers, cash sweeps and other treasury services.
(b)	Reflects allocation of non-cash charges from Integra and share-based compensation.

4. INVENTORIES

Inventories consisted of the following:

	March 31, 2015	December 31, 2014
	(In thousands)
Finished goods	$32,854	$32,364
Work in process	10,343	11,675
Raw materials	6,364	5,823

Total inventories, net	$49,561	$49,862

5. GOODWILL AND OTHER INTANGIBLE ASSETS

The excess of the cost over the fair value of net assets of acquired businesses is recorded as goodwill. Goodwill is not subject to amortization, but is reviewed for impairment at the reporting unit level annually, or more frequently if impairment indicators arise. The Company’s assessment of the recoverability of goodwill is based upon a comparison of the carrying value of goodwill with its estimated fair value. The Company has no goodwill recorded in the combined financial statements.

Identifiable intangible assets are initially recorded at fair market value at the time of acquisition generally using an income or cost approach. The Company capitalizes costs incurred to renew or extend the term of recognized intangible assets and amortizes those costs over their expected useful lives.

The components were as follows:

	Weighted Average Life	March 31, 2015			Weighted Average Life	December 31, 2014
		Cost	Accumulated Amortization	Net		Cost	Accumulated Amortization	Net
	(Dollars in Thousands)
Completed technology	12 years	$30,419	$(17,242)	$13,177	12 years	$30,419	$(16,582)	$13,837
Customer relationships	12 years	56,830	(25,244)	31,586	12 years	56,830	(23,963)	32,867
Trademarks/brand names	31 years	300	(300)	—	31 years	300	(300)	—
All other	4 years	1,900	(1,831)	69	4 years	1,900	(1,713)	187

		$89,449	$(44,617)	$44,832		$89,449	$(42,558)	$46,891

Annual amortization is expected to approximate $5.3 million in 2015, $4.3 million in 2016, $3.2 million in 2017, $3.2 million in 2018 and $3.2 million in 2019. Amortization of product technology based intangible assets totaled $2.6 million, for each of the years ended December 31, 2014, 2013 and 2012, and is presented by the Company within cost of goods sold.

6. STOCK-BASED COMPENSATION

The Company’s share-based compensation has been derived from the equity awards granted by Integra to the Company’s employees. As the share-based compensation plans are Integra’s plans, the amounts have been recognized through net Integra investment on the combined balance sheets.

Stock-based compensation expense—all related to employees—recognized under the authoritative guidance was as follows:

	Three Months Ended March 31,
	2015	2014
	(In thousands)
Selling, general and administrative	$84	$136
Research and development	5	3
Cost of goods sold	—	2

Total stock-based compensation expense	89	141
Total estimated tax benefit related to stock-based compensation expense	34	52

Net effect on net income	$55	$89

EQUITY AWARD PLANS

As of December 31, 2014, Integra had stock options, restricted stock awards, performance stock awards, contract stock awards and restricted stock unit awards outstanding under three plans, the 2000 Equity Incentive Plan (the “2000 Plan”), the 2001 Equity Incentive Plan (the “2001 Plan”), and the 2003 Equity Incentive Plan (the “2003 Plan,” and collectively, (the “Plans”).

Awards of Restricted Stock and Performance Stock

Performance stock awards have performance features associated with them. Performance stock and restricted stock awards generally have requisite service periods of three years. The fair value of these awards is being expensed on a straight-line basis over the vesting period. As of March 31, 2015, there was approximately $0.8 million of total unrecognized compensation costs related to unvested awards. These costs are expected to be recognized over a weighted-average period of approximately two years.

7. INCOME TAXES

The following table provides a summary of the Company’s effective tax rate:

	Three Months Ended March 31,
	2015	2014
Reported tax rate	(9.5%)	(38.1%)

The Company’s effective income tax rates for the three months ended March 31, 2015 and 2014 were (9.5%) and (38.1%) respectively. The primary drivers of the overall tax rate for the three months ended March 31, 2015 were pretax losses incurred by the consolidated U.S. tax group that received no corresponding tax benefit, offset in part by the release of Federal uncertain tax positions due to statute expirations. The primary drivers of the overall tax rate for the three months ended March 31, 2014 were pretax losses incurred by the consolidated U.S. tax group that received no corresponding tax benefit.

We reported income tax expense for the three months ended March 31, 2015 and March 31, 2014, despite the fact that we reported losses before income taxes in those periods, because our legal entity structure did not permit us to offset taxable losses generated by certain U.S. subsidiaries against the taxable income generated by another of our U.S. subsidiaries.

8. COMMITMENTS AND CONTINGENCIES

In consideration for certain technology, manufacturing, distribution, and selling rights and licenses granted to the Company, we have agreed to pay royalties on sales of certain products that we sell. The royalty payments that the Company made under these agreements were not significant for any of the periods presented.

The Company is subject to various claims, lawsuits and proceedings in the ordinary course of the Company’s business, including claims by current or former employees, distributors and competitors and with respect to its products and product liability claims, lawsuits and proceedings, some of which have been settled by the Company. In the opinion of management, such claims are either adequately covered by insurance or otherwise indemnified, or are not expected, individually or in the aggregate, to result in a material adverse effect on our financial condition. However, it is possible that the Company’s results of operations, financial position and cash flows in a particular period could be materially affected by these contingencies.

The Company accrues for loss contingencies when it is deemed probable that a loss has been incurred and that loss is estimable. The amounts accrued are based on the full amount of the estimated loss before considering insurance proceeds, and do not include an estimate for legal fees expected to be incurred in connection with the loss contingency. The Company consistently accrues legal fees expected to be incurred in connection with loss contingencies as those fees are incurred by outside counsel as a period cost. The Company does not believe there are any pending legal proceedings that would have a material impact on the Company’s financial position, liquidity or results of operations.

9. SEGMENT AND GEOGRAPHIC INFORMATION

The Company’s management reviews financial results and manages the business on an aggregate basis. Therefore, financial results are reported in a single operating segment, the development, manufacture and marketing of orthobiologics and spinal fusion hardware. We report revenue in two product categories, orthobiologics and spinal fusion hardware. Our orthobiologics products consist of a broad range of advanced and traditional bone graft substitutes that are designed to improve bone fusion rates following surgery. Our spinal fusion hardware portfolio consists of an extensive line of products for minimally invasive surgery, complex spine, deformity and degenerative procedures.

Revenue consisted of the following:

	Three Months Ended March 31,
	2015	2014
	(In thousands)
Orthobiologics	$16,028	$16,237
Spinal fusion hardware	16,286	17,938

Total revenue, net	$32,314	$34,175

The Company attributes revenue to geographic areas based on the location of the customer. Total revenue, net and long-lived assets (tangible) by major geographic area are summarized below:

	United States	International	Combined
	(In thousands)
Total revenue, net:
Three months ended March 31, 2015	$29,362	$2,952	$32,314
Three months ended March 31, 2014	30,555	3,620	34,175
Long-lived assets:
March 31, 2015	$16,711	$1,437	$18,148
December 31, 2014	16,185	1,450	17,635

10. SUBSEQUENT EVENTS

The financial statements of the orthobiologics and spinal fusion hardware business of Integra are derived from the financial statements of Integra which issued its unaudited interim financial statements for the three months ended March 31, 2015 on May 1, 2015. Accordingly, the orthobiologics and spinal fusion hardware business of Integra has evaluated transactions or other events for consideration as recognized subsequent events in the financial statements through the date of June 9, 2015. Additionally, the orthobiologics and spinal fusion hardware business of Integra has evaluated transactions and other events that occurred through the issuance of these financial statements, June 9, 2015, for purposes of disclosure of unrecognized subsequent events.